SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a 16 or 15d 16 of

the Securities Exchange Act of 1934

For the month of January, 2026

Commission file number: 001-14554

Banco Santander-Chile

Santander-Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140, 20th floor Santiago, Chile Telephone: 011-562-320-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40 F:
Form 20 F ☒ Form 40 F ☐

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this Report that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:
•asset growth and alternative sources of funding;
•growth of our fee-based business;
•financing plans;
•impact of competition;
•impact of regulation;
•exposure to market risks including:
◦interest rate risk;
◦foreign exchange risk; and
◦equity price risk;
•projected capital expenditures;
•liquidity;
•trends affecting:
◦our financial condition; and
◦our results of operation.

Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this Report and in our annual report on Form 20-F for the year ended December 31, 2024 (the “2024 20-F”), could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:
•changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies;
•changes in economic conditions;
•the monetary and interest rate policies of Central Bank (as defined below);
•inflation;
•deflation;
•unemployment;

•increases in defaults by our customers and impairment losses;
•decreases in deposits;
•customer loss or revenue loss;
•unanticipated turbulence in interest rates;
•movements in foreign exchange rates;
•movements in equity prices or other rates or prices;
•the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in Chilean and foreign laws and regulations;
•changes in taxes;
•competition, changes in competition and pricing environments;
•our inability to hedge certain risks economically;
•the adequacy of loss allowances;
•technological changes;
•changes in consumer spending and saving habits;
•changes in demographics;
•changes in investment rates;
•increased costs;
•unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
•changes in, or failure to comply with, banking regulations;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations;
•our ability to successfully market and sell additional services to our existing customers;
•disruptions in client service;
•damage to our reputation;
•natural disasters;
•implementation of new technologies;
•the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);
•an inaccurate or ineffective client segmentation model; and
•pandemics.

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this report speak only as of the date of this Report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS
As used in this report on Form 6-K (the “Report”), “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander-Chile together with its consolidated subsidiaries.
When we refer to “Santander Spain,” we refer to our parent company, Banco Santander, S.A. References to “the Group,” “Santander Group” or “Grupo Santander” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander-Chile.
As used in this Report, the term “billion” means one thousand million (1,000,000,000).
In this Report, references to “$”, “U.S.$”, “U.S. dollars” and “dollars” are to United States dollars; references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos; references to “JPY” or “JPY$” are to Japanese Yen; references to “AUD” or “AUD$” are to Australian dollars; references to “CHF” or “CHF$” are to Swiss francs; references to “CNY” or “CNY$” are to Chinese yuan renminbi; and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.
As used in this Report, the terms “write-offs” and “charge-offs” are synonyms.
In this Report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.
In this Report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord. References to the “Central Bank” are to the Banco Central de Chile. References to the “FMC” are to the Comisión para el Mercado Financiero (the Financial Market Commission).

Certain figures included in this Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

ITEM 1. KEY INFORMATION

A.Selected Financial Data

The following table presents selected historical financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the nine-month periods ended September 30, 2025 and 2024 has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These consolidated financial statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2024 20-F. See “Item 2. Operating And Financial Review And Prospects – B. Differences between IFRS and Chilean Bank GAAP”.

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

Consolidated Income Statement Data

	For the nine months ended September 30,
Unaudited Interim Consolidated Statement of Income	2025	2025	2024
	(U.S.$ thousands)(1)	(Ch$ million)

Net interest income	1,572,804	1,512,487	1,297,581
Total net fees and commission income	458,734	441,142	408,319
Net income from financial operations	223,956	215,367	180,480
Income from investments in associates and other companies	7,137	6,863	6,478
Net income from non-current assets and groups available for sale not admissible as discontinued operations	(827)	(795)	(3,463)
Other operating income	2,225	2,140	6,636
Total operating income	2,264,029	2,177,204	1,896,031
Total operating expenses	(812,319)	(781,166)	(757,565)
Net operating income before credit losses	1,451,710	1,396,038	1,138,466
Provision for loan losses	(447,555)	(430,389)	(393,520)
Net operating income before income tax	1,004,155	965,649	744,946
Income tax expense	(162,459)	(156,229)	(154,136)
Result of discontinued operations	—	—	—
Net income for the period	841,696	809,420	590,810
Net income for the period attributable to:
Shareholders of the Bank	829,688	797,869	581,109
Non-controlling interests	12,012	11,551	9,701

	2025	2024
CONSOLIDATED RATIOS

Profitability and performance:
Net interest margin(1)	3.9%	3.2%
Return on average total assets(2)	1.6%	1.1%
Return on average equity(3)	23.0%	17.6%

Capital:
Average shareholders’ equity as a percentage of average total assets(4)	6.8%	6.3%
Total liabilities as a multiple of equity(5)	11.1	12.0
Credit Quality:
Non-performing loans as a percentage of total loans(6)	3.07%	3.17%
Allowance for loan losses as percentage of total loans(7)	3.2%	2.9%
Operating Ratios:
Operating expenses /operating revenue(8)	35.9%	40.0%
Operating expenses /average total assets	0.9%	0.8%

OTHER DATA
CPI Inflation Rate	4.4%	4.1%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end(10)	3.3%	4.3%
Number of employees at period end	8,583	8,861
Number of branches and offices at period end	231	234
(1)Net interest income divided by average interest earning assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(2)Net income for the period divided by average total assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(3)Net income for the period attributable to shareholders divided by average equity (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(4)Total average shareholders’ equity (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”) divided by average total assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(5)Liabilities divided by equity including non-controlling interest.
(6)Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans as of September 30, 2025 and 2024 correspond to loans at amortized cost.
(7)Allowance for loan losses as of September 30, 2025 and 2024 corresponds to allowances for loans at amortized cost according to Chilean GAAP.
(8)The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.
(9)Based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.

Exchange Rates
This Report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Unaudited Interim Consolidated Financial Statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.
Unless otherwise indicated, all U.S. dollar amounts at any year end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On September 30, 2025 the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm was Ch$961.65 per U.S.$1.00, or 0.04% more than the observed exchange rate published by the Central Bank for such date of Ch$961.24 per U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso.
The U.S. dollar equivalent of one UF was U.S.$41.08 as of September 30, 2025, using the observed exchange rate reported by the Central Bank as of September 30, 2025 of Ch$ 961.24 per U.S.$1.00, while the value of one UF as of September 30, 2025 was Ch$39,485.65.

Dividends
Under the current General Banking Law, a Chilean bank may not distribute provisional dividends. Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the Bank’s shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2025 dividend must be proposed and approved during the first four months of 2026. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.
Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, if the dividend does not result in the infringement of minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.
Dividends payable to holders of ADSs are net of foreign currency conversion expenses of The Bank of New York Mellon, as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10. Additional Information—E. Taxation—Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” in our 2024 20-F).
Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10. Additional Information—D. Exchange Controls” in our 2024 20-F.

The following table presents dividends declared and paid by us in nominal terms in the past four years and to date in 2025:

Year	Dividend (Ch$ millions)(1)	Dividend (U.S.$ millions)(2)	Per share (Ch$/share)(3)	Per ADS (U.S.$/ADS)(4)%	over earnings(5)%	over earnings %(6)
2021	310,468	443.4	1.65	0.94	60	61
2022	464,977	548.6	2.47	1.16	60	55
2023	485,191	610.10	2.57	1.30	60	61
2024	347,483	352.8	1.84	0.75	70	60
2025	600,336	624.6	3.19	1.33	70	75
(1)Millions of nominal pesos.
(2)Millions of U.S.$ using the observed exchange rate of the day the dividend was approved at the annual shareholders’ meeting.
(3)Calculated on the basis of 188,446 million shares.
(4)Dividend in U.S.$ million divided by the number of ADS, which was calculated on the basis of 400 shares per ADS.
(5)Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under Chilean Bank GAAP. This is the payment ratio determined by shareholders.
(6)Calculated by dividing dividend paid in the year by net income attributable to the equity holders of the Bank for the previous year under IFRS.
B.Risk Factors
You should carefully consider the following risk factors, and the risk factors set forth under “Item 3. Key Information—D. Risk Factors” in our 2024 20-F, which should be read in conjunction with all the other information presented in this Report and in our 2024 20-F. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, prospects and financial condition.
We are subject to market risks that are presented both in this subsection and in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in our 2024 20‑F.
Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in the global and Chilean economy, volatile macroeconomic and political conditions.
A slowdown or recession in the global economy could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).
Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
In particular, we face, among others, the following risks related to economic downturns and volatile conditions:
•Reduced demand for our products and services.

•Increased regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
•The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
•The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

The Chilean economy has expanded 1.2% as of November 2025 (the latest data available from the Central Bank) on an annualized basis, which is within the range of the Central Bank’s initial estimates of GDP growth this year (1.5%-2.5%). The Chilean consumer price index reached 3.4% annually in November 2025, compared to 4.5% in 2024, while the Central Bank has continued to cut the monetary policy rate, from 5.00% at the end of 2024 to 4.50% as of December 2025.
Any changes to the current macroeconomic conditions which could cause market turmoil or economic recession in the future could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.
The financial problems faced by our customers could adversely affect us.

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our customers.

While inflationary pressures experienced in recent years (both in Chile and globally) have abated, there is no guarantee that such inflationary pressures will not resurface, which would lead to increases in interest rates and a slowdown of the world economy.

In addition, since early February 2025, the newly elected U.S. government announced the imposition of trade tariffs on several of its trade partners, including Chile. The imposition of tariffs by the U.S. could have a significant impact on international trade and supply chains, potentially resulting in lower global growth. Increased protectionism and trade tensions, such as the tensions between the United States and China during the prior Trump administration, could aggravate, which could have a negative impact on the economies in which we operate, and impact our results of operations, financial condition and prospects.

These or other conditions causing market turmoil or economic recession in the future could increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings and deposits in general. A worsening of macroeconomic conditions may also lead to significant volatility in financial markets. As a result, our customers may in the future decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
We may generate lower revenues from fee and commission-based businesses.
A portion of the Bank’s fee income is derived from brokerage of mutual funds, stocks and bonds and a market downturn could result in significantly lower fees from these sources. The fees and commissions that we earn from the different banking and other financial services that we provide represent a significant source of our revenues. Regulatory changes that modify the fees we may charge could adversely affect our fee and commission income.
In April 2023, the Committee for the Setting of Interchange Fee Caps (Comité para la Fijación de Límites a las Tasas de Intercambio, an ad hoc, autonomous and technical committee) established new interchange fee caps for credit and debit cards, reducing the fees which banks may charge from acquirers. Initially the Committee proposed the following gradual implementation of rate caps, as detailed in the table below:

Card type	Initial rate	First cut (Oct-23)	Second cut (Oct-24) (Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%

In order to assess the effects of the gradual implementation of the imposition limits on interchange rates, the Committee agreed to carry out an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established; (iii) the assessment of the potential, or reasonably foreseeable, effects of the second reduction; and (iv) all aspects of the market that are relevant to the fulfillment of the Committee’s objectives established in Law No. 21,365 of 2021. This report has not yet been published.

On September 30, 2024, the Committee indicated that it would begin a review process of the caps imposed on interchange fees, and that it would maintain the caps in force at such time (effectively suspending the reduction planned for October 2024 until further notice). If the suspension is lifted, and the cap on interchanged fees is lowered as originally planned, we anticipate a significant negative impact on our revenue from card fees which we had estimated at Ch$22 billion for 2025.

Banco Santander-Chile currently acts as a broker of Santander Asset Management S.A. Administradora General de Fondos S.A. Therefore, even in the absence of a market downturn, below-market performance by the mutual funds of the firm we broker for may result in a reduction in revenue we receive from selling asset management funds and adversely affect our results of operations.
The growth of our loan portfolio may expose us to increased loan losses. Our exposure to individuals and small and mid-sized businesses could lead to higher levels of past due loans, allowances for loan losses and charge-offs.
The further expansion of our loan portfolio (particularly in the consumer, small- and mid-sized companies and real estate segments) can be expected to expose us to a higher level of loan losses and require us to establish higher levels of provisions for loan losses. See “Note 13—Financial Assets at Amortized Cost” and “Note 11—Financial Assets At Fair Value Through Other Comprehensive Income” in our Unaudited Interim Consolidated Financial Statements for a description and presentation of our loan portfolio as well as “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information- Loan Portfolio.”
Retail customers represent 76.0% of the value of the total loan portfolio at amortized cost as of September 30, 2025. As part of our business strategy, we seek to increase lending and other services to retail clients, which are more likely to be adversely affected by downturns in the Chilean economy and other economic conditions, including high inflation. In addition, as of September 30, 2025, our residential mortgage loan portfolio totaled Ch$17,454,306 million, representing 42.6% of our total loans at amortized cost. See “Note 13—Financial Assets at Amortized Cost” in our Unaudited Interim Consolidated Financial Statements for a description and presentation of our residential mortgage loan portfolio. If the economy and real estate market in Chile experience a significant downturn, this could materially adversely affect the liquidity, businesses and financial conditions of our customers, which may in turn cause us to experience higher levels of past-due loans, thereby resulting in higher provisions for loan losses and subsequent charge-offs. This may materially and adversely affect our asset quality, results of operations and financial condition.
Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We expect short-term rates to continue to fall in 2026, which could increase prepayment risk of our loan book, although the monetary policy rate is close to what the market believes to be the neutral rate. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments or a reduction in prepayment fees could have a material adverse effect on us. We cannot assure you that any future legal or regulatory changes related to prepayment fees will not have a material impact on our business.
Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Chile’s, our controlling shareholders or our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we can obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on several factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Chile’s sovereign debt. In October 2025, Moody’s maintained its A2 (stable) credit rating for the Republic of Chile and Standard and Poor’s affirmed its outlook for the Republic of Chile and maintained its A (stable) rating. If Chile’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount. In addition, our ratings may be adversely affected by any downgrade in the ratings of our parent company, Santander Spain.
Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.
While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.
In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of the Bank’s ratings will be linked, to a large extent, to the impact of the general global macroeconomic outlook, including as a result of the impact of the continuance or escalation of the wars in Ukraine and the Middle East, increases in tariffs for international trade, the local macroeconomic outlook, the evolution of Chile’s political environment, the Chilean government’s fiscal policy and the outlook of the Bank’s asset quality, profitability and capital. Failure to maintain favorable ratings and outlooks could increase the Bank’s cost of funding and adversely affect interest margins, which could have a material adverse effect on the Bank.
Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of local political issues, a higher interest rate environment and the wars in Ukraine and the Middle East. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments including as a result of more stringent climate change or reputational requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects. As of September 30, 2025, the value of our debt instruments at fair value through other comprehensive income includes an unrealized net loss of Ch$70,741 million recognized as “Valuation accounts” in equity.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.
The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic or political factors affecting Chile’s economy, the continuance or escalation of the wars in Ukraine and the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage, which could impair the asset quality of our loan portfolio and could have an adverse impact on Chile’s economy. The real estate market is particularly vulnerable in the current economic climate and this may affect us, as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. For example in May 2025, Law No. 21,748 was published in the Official Gazette, which creates a subsidy of up to 60 basis points on the interest rate applicable to the first acquisition of new houses with a value of up to UF4,000 (approximately U.S.$175,200) for up to 50,000 subsidies in total. It also includes a state guarantee from the Special Guarantee Fund (FOGAES) that covers up to 60% of the home’s value, which could further reduce the total interest rate by up to 100 basis points. As of November 28, 2025, we have received requests for 3,612 mortgage loans under this program for a total of UF8,617,574. However, this program is temporary and may not be repeated in the future.
Furthermore, we may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
In addition, technological changes in the auto industry, accelerated by environmental rules, could affect our auto consumer business in Chile, particularly residual values of leased vehicles. This transformation could affect our auto finance business in view of (i) a transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centers for certain cars based on emissions criteria); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) greater market concentration in certain manufacturers, distributors and other agents; and (iv) more online sales channels. In addition, the auto industry could also suffer from supply chain disruption and shortages of batteries, semi-conductors and others in the wake of the wars, geopolitical and macroeconomic tensions, conflicts and other events, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific plans to tackle particular issues, the auto industry changes and disruptions described above could have a material adverse effect on our operating results, financial condition and prospects.
As of September 30, 2025, 61.0% of our loans and advances to customers, including contingent loan exposure are collateralized, which includes 8.2% of our consumer loans, 92.1% of our mortgage loans and 56.3% of our commercial loans.
The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Chile or in global economic and political conditions, including as a result of inflationary pressures, increase in trade tariffs, supply chain issues, labor shortages and increases in commodity prices (including as a result of the continuance or escalation of the wars in Ukraine and the Middle East). In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we are unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.
As of September 30, 2025, our non-performing loans were Ch$1,257,571 million, and the ratio of our non-performing loans to total loans at amortized cost was 3.07% compared to 3.17% as of December 31, 2024. The decrease in this ratio was mainly due to initiatives undertaken in 2025 to improve the asset quality of the commercial portfolio, including write-offs, after a deterioration in commercial loans in 2024, mainly concentrated in the real estate and agricultural sectors, after the high interest rate environment of previous years and climate-related events that affected the agricultural sector in Chile. The high interest rate and high inflation environment in recent years has also affected the payment behavior of some of our mortgage clients. As of September 30, 2025, our allowance for expected credit losses for loans classified as financial assets at amortized costs (not including additional provisions) was Ch$1,315,955 million, and the ratio of these allowances for expected loan losses to total loans at amortized cost was 3.2%. For additional information on our asset quality, see “Item 2. Operating and Financial Review and Prospects- E. Selected Statistical Information-Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance.”
Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, Chile’s economy, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure you that our current or future loan loss and reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative and quantitative criteria and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete.
We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.
We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).
Market practices and documentation for derivative transactions in Chile may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivatives transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.
As of September 30, 2025, the fair value of the trading derivatives in our assets amounted to Ch$10,493,208 million with a notional value of Ch$270,509,076 million. Additionally, as of September 30, 2025, the fair value of trading derivatives in our liabilities totaled Ch$9,977,817 million with a notional value of Ch$250,657,957 million.
As of September 30, 2025, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to Ch$30,078,418 million (with market value of Ch$408,424 million in assets and Ch$889,991 million in liabilities).

We are subject to counterparty risk in our banking business.
We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.
We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.
Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of increases in trade tariffs and the continuance or escalation of the wars in Ukraine and the Middle East. While we have in place liquidity management processes to mitigate and control these risks, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. The high interest rate environment currently prevalent in Chile and globally significantly increased the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.

Additionally, in 2023, the Supreme Court of Chile established a new criterion regarding the applicable interest rates to foreign-currency transactions in Chile, denominated and payable in U.S. dollars, which since then are subject to the Maximum Conventional Rate (tasa máxima convencional or “TMC”) published by the FMC. The Supreme Court ruled that: (a) the TMC applies to such transactions; and (b) if the applicable interest rate to a loan exceeds 50% of the interest that we charge over the then prevailing market rate (as calculated by the FMC at the time of the relevant loan transaction), such rate will be reduced to the then current interest rate (as calculated by the FMC). Any imbalance between the cost at which we fund our lending in U.S. dollars and the rate that we are allowed to charge to our debtors may have an adverse effect on our lending capabilities.
We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is directly related to our solvency and to the success of our policies, and it is also sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits with other banks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.
We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. As of September 30, 2025, 97.9% of our customer deposits had remaining maturities of one year or less or were payable on demand. A significant portion of our assets have longer maturities, resulting in a mismatch between the maturities of liabilities and the maturities of assets. Historically, one of our principal sources of funds has been time deposits. Time deposits represented 23.8% and 25.0% of our total liabilities and equity as of September 30, 2025 and 2024, respectively. The Chilean time deposit market is concentrated given the importance in size of various large institutional investors such as pension funds and corporations relative to the total size of the economy. As of September 30, 2025, the Bank’s top 20 time deposits by economic group represented 26.2% of total time deposits, or 6.2% of total liabilities and equity. No assurance can be given that future economic instability in the Chilean market will not negatively affect our ability to continue funding our business or to maintain our current levels of funding without incurring increased funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdown of committed credit lines to our customers.
We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
We are subject to liquidity requirements that could limit our operations, and changes to these requirements may further limit and adversely affect our operating results, financial condition and prospects.
The FMC and the Central Bank published updated liquidity standards in 2015 and ratios that must be implemented and calculated by all banks. These new liquidity standards are in line with those established in Basel III. The most important liquidity ratios that have been adopted by Chilean banks are:
•Liquidity coverage ratio (LCR), which measures the percentage of liquid assets over net cash outflows. The new guidelines also define liquid assets and the formulas for calculating net cash outflows.
•Net Stable Funding Ratio (NSFR) which will measure a bank’s available stable funding relative to its required stable funding. Both concepts are also defined in the new regulations.
The LCR is a liquidity standard that measures if banks have enough high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. As of September 30, 2025 our LCR and NSFR were 165% and 111%, respectively. While we are in compliance of regulatory requirements, no assurance can be made as to whether we will remain in compliance in the future. Moreover, there can be no assurance that the application of the existing regulatory requirements, standards or recommendations will not require us to issue additional securities that qualify as own funds or eligible liabilities, to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the our business, results of operations and/or financial position.
Modifications to reserve requirements may affect our business.
Deposits are subject to a reserve requirement of 9.0% for demand deposits and 3.6% for time deposits (with terms of less than one year). The Central Bank has statutory authority to require banks to maintain reserves of up to an average of 40.0% for demand deposits and up to 20.0% for time deposits (irrespective, in each case, of the currency in which these deposits are denominated) to implement monetary policy. In addition, to the extent that the aggregate amount of the following types of liabilities exceeds 2.5 times the amount of a bank’s regulatory capital, a bank must maintain a 100% reserve against them: demand deposits, deposits in checking accounts, obligations payable on sight incurred in the ordinary course of business and, in general, all deposits unconditionally payable immediately. The General Banking Law also states that the FMC, with the approval from the Central Bank, may lower this threshold from 2.5 times to 1.5 times a bank’s regulatory capital for a bank considered to be a SIB. This could lead to lower loan growth and have a negative effect on our business. As of September 30, 2024 and 2025, the Bank was not required to, and did not constitute, a corresponding technical reserve.

Stricter banking regulations and changes to Chilean law may constrain our operations and thereby adversely affect our financial condition and results of operations.

The FMC oversees and regulates the Chilean financial market, which is comprised of publicly traded companies, insurance companies, insurance brokers, mutual funds, fintech companies and investment funds as well as the Chilean banking industry as a whole and some non-bank lenders. In addition to being subject to regulation by the FMC, in certain matters, we are also subject to regulations issued by the Central Bank.

Pursuant to the Chilean General Banking Act (Ley General de Bancos) Chilean banks may, subject to the approval of the FMC, engage in certain non-banking businesses approved by the law. The FMC’s approval will depend on the risk associated with the activity and the bank’s financial strength.

On December 12, 2023, the FMC published for public comment a proposal to amend RAN 21-13, addressing the framework for the Internal Capital Adequacy Assessment Process (“ICAAP”) carried out by banks, the measurement of the Interest Rate Risk in the Banking Book (“IRRBB”) and the definition of outlier banks, among other topics. On July 8, 2025, the FMC published Circular No. 2,365 containing the final amendments to this regulation, including: (i) the removal of the 15% threshold of the CET1 to determine additional capital requirements based on the metric of changes in the Economic Value of Equity (“ΔEVE”) and the possibility to impose capital requirements for the full amount of interest rate risk in the banking book, based on either short-term or long-term exposures, (ii) establishment of a revised framework to determine outlier banks by maintaining the 15% threshold of the Tier 1 Capital based on ΔEVE while adding new thresholds for changes in Net Interest Income (“ΔNII”) amounting to 5% of Tier 1 Capital and 18% of 12-month rolling Net Interest Income, conditions that, if individually met, will determine an outlier bank, (iii) introduction of certain technical modifications to the standardized model for computing interest rate risk in the banking book (ΔEVE and ΔNII) by allowing the netting for local currencies (CLP and CLF) while differentiating interest rate shocks for short- and long-term risk for CLF currency, (iv) the allowance for banks to use internal models in order to determine potential internal capital buffers associated with IRRBB, (v) the introduction of parameters on the framework the banks should follow in order to assess their risk profile and measure material risks, (vi) the incorporation of new guidelines for banks regarding the definition of internal capital targets by adopting the Pillar 2 Requirement and Pillar 2 Guidance concepts, (vii) the limitation of a maximum extension of 70 pages for the ICAAP Report, and (viii) the establishment of new disclosure requirements for Pillar 2 requirements. According to the schedule provided by the FMC, except for the new computation guidelines for IRRBB through ΔEVE and ΔNII, most of the changes will be in place for the 2026 ICAAP, to be delivered to the FMC in April 2027. Given the changes in the measurement of ΔEVE and ΔNII metrics, the definition of new thresholds for determining outlier banks and the revision made to the supervisory framework, we cannot rule out the imposition of further capital requirements to the banking industry in the future, including us. Therefore, we cannot assure you that our profitability will not be impacted by actions we may take in order to fulfill new regulatory thresholds in the future.

Future changes in laws and regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. We cannot generally assure you that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Lastly, we cannot assure you that regulators will not impose more restrictive limitations in the future on the activities of banks, including us, than those that are currently in effect. Any such change in terms of capital and liquidity adequacy, credit risk provisioning, and consumer protection, among other matters, could have a material adverse effect on our results of operations or financial condition in a fashion that we cannot determine in advance.
Changes in taxes, including the corporate income tax rate, in Chile may have an adverse effect on us and our clients.

The Chilean government enacted several tax reforms in 2014, 2016 and 2020 in order to finance increased social spending. The most significant change was the increase in the corporate income tax rate to 27% in 2018. On October 24, 2024, the Congress approved a new tax reform aimed at increasing tax revenues by 1.5% of GDP. This reform includes measures to strengthen the tax authorities’ powers to combat tax avoidance and evasion, such as changes to Chile’s GAAP provisions, corporate reorganizations, the statute of limitations, and audit powers and procedures. In July 2025, the government introduced a proposed tax reform aimed at financing social spending. However, this was withdrawn by the Executive in August 2025. As of the date hereof, we cannot predict whether this or any tax reforms proposed in the future, will have a material impact on our business or our clients, nor can we rule out that additional reforms could be enacted in the future, which may have a material adverse effect on our results of operations. Please refer to “Item 10-Additional Information-E. Taxation” of our 2024 20-F for further details regarding the potential impact of these tax reforms on noteholders.

Additionally, on December 19, 2023, the Treaty to Avoid Double Taxation signed between Chile and the United States in 2010 (modified by two reservations in June 2023 by the U.S. Senate) (the “Treaty”), came into force, after the United States notified Chile of the completion of the approval procedure. The Treaty should not provide a more beneficial tax treatment on withholding taxes than the established Chilean domestic law regarding interest payments made under the notes to foreign holders.

Developments in other countries may affect us, including the prices for our securities.
The prices of securities issued by Chilean companies, including banks, are influenced to varying degrees by economic and market considerations in other countries. We cannot assure you that future developments in or affecting the Chilean economy, including consequences of economic difficulties in other markets, will not materially and adversely affect our business, financial condition or results of operations.
We are exposed to risks related to the weakness and volatility of the economic and political situation in Asia, the United States, Europe (including Spain, where Santander Spain, our controlling shareholder, is based), Brazil, Argentina and other nations. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Chile, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Chilean issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain.
If these, or other nations’ economic conditions deteriorate, the economy in Chile, as both a neighboring country and a trading partner, could also be affected and could experience slower growth than in recent years, with possible adverse impact on our borrowers and counterparties. If this were to occur, we would potentially need to increase our allowances for loan losses, thus affecting our financial results, our results of operations and the price of our securities. As of September 30, 2025, the Bank’s foreign exposure, including counterparty risk in the derivative instruments’ portfolio, was U.S.$2,942 million or 4.1% of our total assets. There can be no assurance that the effects of a global recession will not negatively impact growth, consumption, unemployment, investment and the price of exports in Chile.
Chile has considerable economic ties with China, the United States and Europe. In the first nine months of 2025, approximately 36% of Chile’s exports went to China, mainly copper. A slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 17% of total exports to the United States and 13% to Europe in 2025. Crises, increases in tariffs and political uncertainties in these economies could also have an adverse effect on Chile, the price of our securities or our business.
In February 2025, the newly elected U.S. government announced the imposition of trade tariffs on several of its trade partners, including Chile. The U.S. government has also threatened to impose tariffs on various countries in Latin America for various commodities including copper, Chile’s main export. The imposition of tariffs by the U.S. could have a significant impact on international trade and supply chains, potentially resulting in lower growth globally. Growing protectionism and trade tensions, such as the tensions between the United States and China during the prior administration of President Trump, could intensify, which could have a negative impact on the economies of the countries where we operate, and impact our operating results, financial condition and prospects.

Approximately 10% of Chile’s exports in 2025 went to other Latin American nations. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.
A change in labor laws in Chile or a worsening of labor relations in the Bank could impact our business.
As of September 30, 2025, on a consolidated basis, we had 8,583 employees, of which 72.9% were unionized. In December 2023, a new collective bargaining agreement was signed with the main unions, which became effective in September 2024 and will expire in December 2027. We generally apply the terms of our collective bargaining agreements to both union and non-union employees. While we have historically enjoyed good relations with our employees and their unions, we cannot assure you that a future strengthening of cross-industry labor movements will not have a material adverse effect on our business, financial condition or results of operations.

On April 26, 2023, Law No. 21,561 was published in the Official Gazette gradually reducing the working weekly hours from 45 to 40, without reduction of remuneration and allowing the working schedule to be distributed over a maximum of six days a week and a minimum of four days a week. On April 26, 2024, the ordinary working hours limit was reduced to 44 hours, in 2026 it will be reduced to 42 hours, and, in 2028, it will be reduced further to 40 hours per week. Additionally, employees that may be excluded from working hours limitations were limited to managers, administrators, agents with administrative powers and all those who work without immediate superior supervision due to the nature of their work. In this regard, the Labor Board will decide whether a certain job is adequately designated as a position without working hours limitations.

In addition, the minimum wage reached Ch$529,000 per month (U.S.$570 per month) on July 28, 2025. The law also established an automatic adjustment of the minimum monthly income to Ch$539,000 per month (U.S.$580 per month) as from January 1, 2026. At Santander Chile, the weekly working hours agreed under the new collective bargaining agreement were set at 40 hours and the monthly minimum wage at the Bank was set at Ch$1,030,000 (U.S.$1,108 per month) as of June 2024. However, we cannot assure you that the new labor reform, or any further minimum wage increases, will not have a material impact on our expenses.
Law No. 21,735, published in the Official Gazette of March 26, 2025, which created a new pension fund system in Chile, established a new employer contribution of 7% of its employees’ taxable income, to be implemented gradually over 9 years, in addition to the existing 1.5% contributed by employers to the Disability and Survivors Insurance (Seguro de Invalidez y Sobrevivencia or “SIS”). This law increases employers’ total contributions to 8.5% (apart from the 10% employees contribute monthly). The total 8.5% of employers contributions will be distributed as follows: (i) 4.5% for individual capitalization managed by the AFPs, with the aim of strengthening future pensions; (ii) 1.5% directed to a protected profitability contribution to help finance a new benefit “for years of contributions” for those already retired due to age or disability who meet the requirements; and (iii) the remainder 2.5% will be directed to the SIS and for a compensation for differences in life expectations. The contributions of 1.5% and 2.5% will be managed by a new Social Insurance entity in charge of financing (i) benefits with contributory elements; and (ii) benefits aimed at reducing the gender gap which will be administered by an Autonomous Fund of Social Security Protection (Fondo Autónomo de Protección Previsional).
On May 7, 2025, a bill was introduced in the Chilean Congress seeking to eliminate the maximum limit of 11 years of service used to calculate severance pay in cases of termination of the employment contract on the grounds of “company’s needs” and “at the employer’s will.” The bill is currently in the First Constitutional Process in the Chamber of Deputies.
In December 2025 the outgoing administration announced a bill of law to establish a sectorial collective bargaining (negociación colectiva por “rama de actividad”), which if approved, may provide, for example, that banking labor unions can negotiate wages and salaries for the whole banking industry, thereby affecting the costs of the banks. We cannot assure you that this announced bill, if approved, or any further minimum wage increases, will not have a material impact on our expenses.
Finally, with the entry into force in December 2026 of the amendments introduced by Law No. 21,719 to Law No. 19,628 on Data Protection, the requirements governing the processing of personal data including employees’ personal information will become significantly more stringent. These amendments introduce substantial changes regarding the legal bases for processing personal data, the rules applicable to international data transfers, the regulation of data processing mandate agreements, and the creation of the Personal Data Agency, which will be empowered to impose administrative fines, depending on the severity of the infringement.
These and any additional legislative or regulatory actions in Chile, Spain, the European Union, the United States or other countries, and any required changes to our business operations as a result of such laws and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging, provide certain products and services, affect the value of assets that we hold, require us to increase our prices and thereby reduce demand for our products, impose additional costs on us or otherwise adversely affect our business. Accordingly, we cannot assure you that such new laws or regulations will not adversely affect our business, results of operations or financial condition in the future.
We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We utilize, and are continuing to explore further uses of, artificial intelligence (AI) in connection with our business, products and services. Our company integrates AI and machine learning (ML) technologies into various aspects of our operations, products, and services. These technologies are used to enhance efficiency, automate processes, analyze data, and improve decision-making. In particular, the Bank has been integrating AI and ML in Customer Engagement, Personalized Marketing & Customer Insights, Process Automation & Back-Office Operations, Predictive Analytics, Fraud Detection, & Risk Management, Credit Scoring & Loan Approvals, Trading & Investment Advisory, Regulatory Compliance & Anti-Money Laundering, Cybersecurity, among others. During 2025, the Strategy of Data and AI Vice Presidency was created, reporting directly to the CEO, with the aim of facilitating the incorporation of AI transversally within the Bank.

However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable, AI has been known to produce false inferences or outputs, AI may subject us to new or heightened legal, regulatory, ethical or other challenges, AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent public disclosure of our proprietary, confidential, sensitive or personal information which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

C. Recent Developments

Presidential and Congressional Elections

On December 14, 2025, the presidential runoff election between José Antonio Kast and Jeannette Jara took place. Jeannette Jara, a member of the Communist Party and a left coalition candidate also backed by Frente Amplio (a left-progressive party) and center-left parties, received approximately 41.84% of the votes, while José Antonio Kast, a member of the Republican Party (Partido Republicano) and conservative candidate also backed by the National Libertarian Party (Partido Nacional Libertario), a right party, and center-right parties, received approximately 58.16% of the votes, becoming the elected President of the Republic. Mr. Kast will take office on March 11, 2026, succeeding President Gabriel Boric.

President-elect José Antonio Kast has stated that he intends to implement significant changes to the current political, social and economic frameworks, with a strong emphasis on public security and law enforcement policies as well as economic growth. His stated priorities include strengthening border protection to address illegal immigration, increasing penalties for organized crime and reducing the tax burden on individuals and businesses.

Sale of 49.99% of Getnet Chile S.A.

On December 23, 2025, the Board of Directors announced an extraordinary meeting of our shareholders scheduled for January 27, 2026 in order for the Bank’s shareholders to vote in connection with (i) the offer made by Getnet Payments, S.L., a company of the Santander Group, to acquire 49.99% of the shares of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. (“Getnet”) in exchange for a lump sum payment of Ch$68,000,000,000, and (ii) the execution of an agreement between us and Getnet, with a value that ranges from Ch$55,465,000,000 and Ch$79,999,000,000, by means of which we will share and use our personnel, branches, equipment and data to promote Getnet’s products and services for a term of seven years, in exchange for 10% of the DIAO (defined as the discount fee minus interchange fees minus assessment fees plus other revenues) received by Getnet as a result of such services.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Accounting Standards and critical accounting policies
Please see Note 2 to our Unaudited Interim Consolidated Financial Statements as of September 30, 2025.
B.Differences between IFRS and Chilean Bank GAAP
Chilean Bank GAAP, as prescribed by the Compendium of Accounting Standards of the FMC (the “Compendium”), differs in certain respects from IFRS. The main differences that should be considered by an investor are the following:
Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS 9 does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. Under IFRS 9, interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or “Stage 3”), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e., net of ECL provision). Off-balance interests are recorded as interest income only if the Bank receives the related payments. This difference does not materially impact our Unaudited Interim Consolidated Financial Statements.
Charge-offs and Accounts Receivable
The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivable. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be recorded, if and only if, all efforts at collection of the loan or account receivable had been exhausted. Accordingly, this difference does not materially impact our Unaudited Interim Consolidated Financial Statements.
Assets Received in Lieu of Payment
The Compendium requires that the initial value of assets received in lieu of payment be the value agreed upon with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of. IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The Bank has adjusted its Unaudited Interim Consolidated Financial Statements, accordingly.
Loan loss allowances
According to both Chilean Bank GAAP and IFRS, loan loss allowances are calculated using expected loss models. The models adopted with IFRS 9 used an expected loss approach, however these are not in accordance with specific guidelines under Chilean Bank GAAP given by the FMC. The FMC has not yet adopted impairment under IFRS 9 for banks and therefore the Bank has adjusted the Unaudited Interim Consolidated Financial Statements to fully comply with IFRS standards.
Provisions for country risk and for contingent loan risk
Under Chilean GAAP, the Bank provisions for country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications established by the FMC and therefore are not in accordance with IFRS as issued by the IASB. Our Unaudited Interim Consolidated Financial Statements have been adjusted accordingly.
Under Chilean GAAP, the Bank has established allowances related to the undrawn available credit lines and contingent loans in accordance with the FMC. Provisions for contingent loans are calculated based on expected credit loss. The Bank has adjusted its Unaudited Interim Consolidated Financial Statements accordingly.

Mark-to-market of debt instruments at amortized cost

In the past years and in response to the COVID-19 pandemic, the Chilean government rolled out a series of measures to increase liquidity for households, which included passing a law that enabled Chileans to make up to three withdrawals from their pension fund. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Chilean Economy” for more information. The increased liquidity of our clients led to an increase in demand deposits that surpassed the technical reserve threshold defined by the Central Bank as 2.5 times the Bank’s regulatory capital. Therefore, the Bank was required to maintain a 100% reserve requirement in the Central Bank for any deposit unconditionally payable immediately that surpassed this threshold. This reserve requirement may also be composed of notes issued by the Central Bank. Additionally, in 2020 and 2021 the Central Bank issued low-cost Central Bank Credit lines (    “FCIC”), whereby banks had to provide eligible collateral to access these lines. The eligible collateral included debt instruments issued by the Central Bank and the Chilean Treasury. Due to exceptional changes arising in the liquidity market, the Bank created a new business model “Held-to-collect” whose objective is to properly manage the prevailing high level of liquidity, and maintain the required reserves and collateral. As a result, the Bank reclassified a portion of the portfolio of high rated Central Bank bonds from debt instruments at fair value through other comprehensive income to debt instruments at amortized cost that matched the estimated duration of our excess technical reserves and the duration of the FCIC lines with the Central Bank.

Under IFRS 9, the financial asset is reclassified at its fair value at the reclassification date, and the cumulative gain or loss previously recognized in other comprehensive income is removed from equity. As a result, the financial asset is measured at the reclassification date as if it had always been measured at amortized cost and the cumulative gain or loss previously recognized in OCI is removed from equity and applied against the fair value of the financial asset at the reclassification date.

Perpetual bonds

The Bank has classified the perpetual bonds it has issued as other equity instruments issued other than capital in accordance with IFRS, with interest being recognized in interest expense in the consolidated statement of income. Under Chilean Bank GAAP these instruments are recognized as liabilities under the line item issued regulatory capital financial instruments, with interest recognized in equity.

Additional Provisions
According to FMC regulation, with Board approval, a bank would be allowed to establish additional provisions over the provision limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector. According to No. 10 of Chapter B-1 from the FMC Compendium of Accounting Standards (Compendio de Normas Contables), these provisions will be recorded in liabilities, like provisions for contingent loans.
Deferred taxes
The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. Due to the adjustments made to the consolidated financial statements, we adjust deferred taxes accordingly.
Provision for mandatory dividends
This provision is made in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except when accumulated losses coming from previous year are to be absorbed or in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. While the Bank uses the same policy under Chilean GAAP and IFRS, the net income used to calculate the provision is adjusted in accordance with IFRS principles. However, for the distribution of dividends, the Bank uses the net income according to Chilean GAAP.
Exchange rate of provisions for credit risk
In accordance with FMC regulations and Chilean GAAP, the Bank recognizes the gain or loss incurred by the exchange rate difference arising from provision of credit risk for loans in foreign currency. As the credit risk provision is adjusted under IFRS 9, the exchange rate difference is also adjusted.

In the table below is a reconciliation as of and for the nine-month period ended September, 2025 of the Bank’s Chilean Bank GAAP statement of financial position and income statement to IFRS.

	As of September 30, 2025
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
ASSETS	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	1,983,033	—	—	1,983,033
Cash in collection process	1,973,045	—	—	1,973,045
Financial assets held for trading at fair value through profit or loss	11,076,950	—	—	11,076,950
Financial derivatives contracts	10,493,208	—	—	10,493,208
Debt financial instruments	583,742	—	—	583,742
Other	—	—	—	—
Financial assets at fair value through other comprehensive income	3,711,132	—	—	3,711,132
Debt financial instruments	3,478,215	—	—	3,478,215
Other	232,917	—	—	232,917
Financial derivative contracts for hedge accounting	408,424	—	—	408,424
Financial assets at amortized cost	45,601,016	—	94,972	45,695,988
Rights under repurchase and securities lending agreements	434,334	—	—	434,334
Debt financial instruments	5,494,359	—	—	5,494,359
Interbank loans	32,186	—	43	32,229
Loans and account receivable, net	39,640,137		94,929	39,735,066
Investment in companies	64,808	—	—	64,808
Intangible assets	77,491	—	—	77,491
Fixed assets	201,929	50,920	—	252,849
Right of use assets	86,841	-50,920	—	35,921
Current taxes	91	—	—	91
Deferred taxes	461,673	—	-92,466	369,207
Other assets	2,538,382	—	—	2,538,382
Non-current assets and disposal groups for sale	55,392	—	22,710	78,102
TOTAL ASSETS	68,240,207	—	25,216	68,265,423

LIABILITIES
Cash in collection process	1,887,590	—	—	1,887,590
Financial liabilities held for trading at fair value through profit or loss	9,977,817	—	—	9,977,817
Financial derivatives contracts	9,977,817	—	—	9,977,817
Other	—	—	—	—
Financial derivative contracts for hedge accounting	889,991	—	—	889,991
Financial liabilities at amortized cost	44,700,351	—	—	44,700,351
Deposits and other demand liabilities	13,104,053	—	—	13,104,053

Time deposits and other term equivalents	16,252,367	—	—	16,252,367
Obligations under repurchase and securities lending agreements	3,331,393	—	—	3,331,393
Interbank borrowing	3,991,709	—	—	3,991,709
Debt financial instruments issued	7,832,365	—	—	7,832,365
Other financial liabilities	188,464	—	—	188,464
Obligations under leasing contracts	45,056	—	—	45,056
Financial instruments of regulatory capital issued	2,614,764	-671,738	—	1,943,026
Provisions	875,602	—	-224,780	650,822
Current taxes	37,554	—	—	37,554
Deferred taxes	3,611	—	—	3,611
Other liabilities	2,500,403	—	—	2,500,403
Liabilities included in disposal groups for sale	—	—	—	—
TOTAL LIABILITIES	63,532,739	-671,738	-224,780	62,636,221

EQUITY
Capital	891,303	—	—	891,303
Reserves	3,459,800		45,371	3,505,171
Valuation adjustments	(103,575)	—	—	(103,575)
Items that will not be reclassified to profit or loss	1,747	—	—	1,747
Items that may be reclassified to profit or loss	(105,322)	—	—	(105,322)
Others equity instruments issued other than capital	—	671,738	—	671,738
Retained earnings from prior years	39,022		232,852	271,874
Profit for the period	797,869	—	(33,588)	764,281
Minus: Provision for mandatory dividends	(492,040)	—	5,361	(486,679)
Equity holders of the Bank	4,592,379	671,738	249,996	5,514,113
Non-controlling interest	115,089	—	—	115,089
TOTAL EQUITY	4,707,468	671,738	249,996	5,629,202
TOTAL LIABILITIES AND EQUITY	68,240,207	—	25,216	68,265,423

	For the nine month period ended September 30, 2025
	Chilean Bank GAAP	Reclassification	Adjustment	Total IFRS
Income Statement	MCh$	MCh$	MCh$	MCh$
Interest income	2,549,147			2,549,147
Interest expense	(1,255,475)		(14,845)	(1,270,320)
Net interest income	1,293,672	—	(14,845)	1,278,827
Readjustment income	304,514		—	304,514
Readjustment expenses	(85,699)		—	(85,699)
Net readjustment income	218,815	—	—	218,815
Commission income	787,060		—	787,060
Commission expense	(345,918)		—	(345,918)
Net commission income	441,142	—	—	441,142
Assets and liabilities for trading	76,438		—	76,438
Non-trading financial assets mandatory measured at fair value through profit or loss	—		—	—
Financial assets and liabilities designated at fair value through profit or loss	—		—	—
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	2,024		—	2,024
Exchange, readjustments and hedge accounting of foreign currencies	136,905		(6,640)	130,265
Reclassifying of financial assets due to changes in business model			—	—
Other financial results			—	—
Net financial result	215,367	—	(6,640)	208,727
Results from investments in companies	6,863		—	6,863
Results of non-current assets and disposal groups not qualifying as discontinued operations	(795)		1,295	500
Other operating income	2,140		—	2,140
TOTAL OPERATING INCOME	2,177,204	—	(20,190)	2,157,014
Expenses from obligations to employees	(307,995)		—	(307,995)
Administrative expenses	(301,308)		—	(301,308)
Depreciation and amortization	(101,150)		—	(101,150)
Impairment of non-financial assets	(2,924)		—	(2,924)
Other operational expenses	(67,789)		—	(67,789)
TOTAL OPERATIONAL COST	(781,166)	—	—	(781,166)
OPERATING INCOME BEFORE CREDIT LOSS	1,396,038	—	(20,190)	1,375,848
Provisions for credit risk due from banks and loans and receivables from clients	(663,240)		78,403	(584,837)
Special provisions for credit risk	96,222		(98,732)	(2,510)
Recovery of impaired loans	136,721		—	136,721
Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income	(92)		—	(92)

Credit loss expenses	(430,389)	—	(20,329)	(450,718)
OPERATIONAL RESULT	965,649	—	(40,519)	925,130
Results from continuing operations before taxes	965,649		(40,519)	925,130
Income tax	(156,229)		6,931	(149,298)
Results from continuing operations after taxes	809,420		(33,588)	775,832
Results from discontinued operations before taxes	—	—	—	—
Discontinued operations tax	—	—	—	—
Results from discontinued operations after taxes	—	—	—	—
CONSOLIDATED PROFIT FOR THE PERIOD	809,420		(33,588)	775,832

Attributable to:
Equity holders of the Bank	797,869		(33,588)	764,281
Non-controlling interest	11,551		—	11,551

Earnings per share attributable to equity holders of the Bank:
Basic earnings	4.23		-0.17	4.06
Diluted earnings	4.23		-0.17	4.06

C.Operating Results
Chilean Economy
All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. In 2025, Chile experienced a moderate increase in economic activity compared to the previous year as lower interest rates in Chile and globally drove growth. Chile’s economy grew 2.2% annually as of October 2025. The Central Bank’s reference rate, which is used to set monetary policy, finished 2024 at 5.00% and following two rate cuts in 2025, as of December 2025, the reference rate is now at 4.50%. According to the latest data available as of November 2025, the unemployment rate for 2025 was 8.40%, a decrease from 8.53% as of September 30, 2024. The observed exchange rate appreciated 3.1% in the nine months ended September 30, 2025.
Total loans as of September 30, 2025, in the Chilean financial system, excluding loans held abroad by Chilean banks, grew 5.4% year-over-year. Total customer deposits (defined as time deposits plus checking accounts), excluding amounts held by Chilean banks abroad, increased 4.0% year-over-year as of September 30, 2025. The non-performing loans (defined as loans with an installment that is at least 90 days past-due) to total loans ratio remained stable between September 30, 2024 and September 30, 2025 at 2.4%.
The Unidad de Fomento (UF) and the Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$39,485.65 as of September 30, 2025 and Ch$37,910.42 as of September 30, 2024. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative or decreasing inflation rates also negatively impact on our results. Inflation measured as the annual variation of the UF was 4.16% in the nine months ended September 30, 2025. There can be no assurance that Chilean inflation will not change significantly from the current level. Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate compared to our deposits and other funding sources), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:
•UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest-earning assets exceed our average UF-denominated interest-bearing liabilities.
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap’s size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$216,163 million in the nine months ended September 30, 2025 and a loss of Ch$419,352 million in the nine months ended September 30, 2024. The lower losses in 2025 were mainly due to lower short-term interest rates and inflation in 2025 compared to 2024. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,680,774 million in the nine months ended September 30, 2025 and Ch$7,641,618 million in the nine months ended September 30, 2024. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2025-to-date would be approximately Ch$77 billion.
The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	(512,486)	(513,932)	(0.3)%
Annual UF inflation	2.8%	3.0%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and include the results from hedging the size of this gap via interest rate swaps.
The similar results experienced in 2025 when compared to 2024 were mainly due to a similar rate of UF inflation in both periods.
•Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest-bearing liabilities to changes to such prevailing rates varies. See “Item 2. Operating and Financial Review and Prospects—C. Operating Results—Interest Rates.” We maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 33.6% in the nine months ended September 30, 2025.
Interest Rates
Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in the short-term interest rates set by the Central Bank and movements in the long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short-term interest rates fall, our net interest margin is positively impacted, but when short-term rates increase, our interest margin is negatively affected. An increase in long-term rates has a positive effect on our net interest margin, because our interest-earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve (i.e. long-term rates falling quicker than short-term rates) negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.
Foreign Exchange Fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate appreciated 3.3% in the nine months ended September 30, 2025, depreciated 4.3% in the same period in 2024. A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Our current strategy is not to maintain a significant difference between the balances of our assets and liabilities in foreign currencies. In either case, any differences are usually hedged using forwards and cross-currency swaps. Including derivatives, the Bank seeks to run minimal foreign currency risk in its non-trading balance sheet. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) and derivatives accounted under hedge accounting standards are included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading. The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk.
See “Item 4. Quantitative and Qualitative Disclosures About Market Risk—Market Risks—Foreign exchange fluctuations” for more detail on the Bank’s exposure to foreign currency.

Consolidated Ratios
We use certain consolidated ratios to measure profitability and efficiency when planning, monitoring and evaluating our performance. The following tables set forth our consolidated ratios for each of the periods indicated.

	2025	2024
CONSOLIDATED RATIOS

Profitability and performance:
Net interest margin(1)	3.9%	3.2%
Return on average total assets(2)	1.6%	1.1%
Return on average equity(3)	23.0%	17.6%

Capital:
Average shareholders’ equity as a percentage of average total assets(4)	6.8%	6.3%
Total liabilities as a multiple of equity(5)	11.1	12.0
Credit Quality:
Non-performing loans as a percentage of total loans(6)	3.07%	3.17%
Allowance for loan losses as percentage of total loans(7)	3.2%	2.9%
Operating Ratios:
Operating expenses /operating revenue(8)	35.9%	40.0%
Operating expenses /average total assets	0.9%	0.8%

OTHER DATA
CPI Inflation Rate	4.4%	4.1%
Revaluation (devaluation) rate (Ch$/U.S.$) at period end(10)	3.3%	4.3%
Number of employees at period end	8,583	8,861
Number of branches and offices at period end	231	234
(1)Net interest income divided by average interest earning assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(2)Net income for the year divided by average total assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(3)Net income for the year attributable to shareholders divided by average equity (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(4)Total average shareholders’ equity (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”) divided by average total assets (as presented in “Item 2. Operating and Financial Review and Prospects—E. Selected Statistical Information”).
(5)Liabilities divided by equity including non-controlling interest.
(6)Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days past-due. Total loans as of September 30, 2025 and 2024 correspond to loans at amortized cost.
(7)Allowance for loan losses as of September 30, 2025 and 2024 corresponds to allowances for loans at amortized cost according to Chilean GAAP.
(8)The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange gain, net and other operating income.
(9)Based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period.
Segmentation Criteria
The accounting policies used to determine the Bank’s income and expenses by reporting segment are the same as those described in the summary of accounting policies in “Note 1—Summary of Significant Accounting Policies” of the Bank’s Consolidated Financial Statements and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations.
To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his or her assessment on the segment’s interest income, fee and commission income, and expenses. The Bank’s reporting segments have three Chief Operating Decision Makers: (i) the Director of Retail banking, (ii) the Director of the Middle-market segment and (iii) the Director of Corporate Investment Banking, each of which report to our Chief Executive Officer. All reporting segment information is presented following this structure.
Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, homogenous services based on IFRS 8 aggregation criteria. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in and transferred to a different CODM. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.
The Bank’s reportable segments are (i) Retail banking, (ii) Middle-market, (iii) Corporate Investment Banking and (iv) Corporate Activities (“Other”). See “Note 3—Reporting Segments” of our Audited Consolidated Financial Statements for more information.
Results of Operations for the Nine Months Ended September 30, 2025 and 2024

The following discussion and tables present financial information for Santander-Chile as of the dates and for each of the periods indicated. Financial information for Santander-Chile as of and for the periods ended September 30, 2025 and September 30, 2024. has been derived from our Unaudited Interim Consolidated Financial Statements prepared in accordance with local Chilean Bank GAAP. These Unaudited Interim Consolidated Financial Statements differ in some respects from our financial statements prepared in accordance with IFRS and included in the 2024 20-F. See “—B. Differences between IFRS and Chilean Bank GAAP.”

The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Consolidated Financial Statements appearing elsewhere in this Report.

Unaudited Interim Consolidated Income Statement Data

	For the Nine Months ended September 30,
	2025	2025	2024	% Change 2025/2024
	(U.S.$ thousands)(1)	(Ch$ million)

Interest income and inflation	2,967,463	2,853,661	3,068,267	(7.0%)
Interest expense and inflation	(1,394,659)	(1,341,174)	(1,770,686)	(24.3%)
Net interest income	1,572,804	1,512,487	1,297,581	16.6%
Fees and commission income	818,447	787,060	708,257	11.1%
Fees and commission expense	(359,713)	(345,918)	(299,938)	15.3%
Total net fees and commission income	458,734	441,142	408,319	8.0%
Net income/(expense) from financial assets and liabilities for trading	79,486	76,438	(1,941)	(4038.1%)
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	2,105	2,024	(40,713)	(105.0%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	142,365	136,905	223,134	(38.6%)
Net income from financial operations	223,956	215,367	180,480	19.3%
Income from investments in associates and other companies	7,137	6,863	6,478	5.9%
Net income from non-current assets and groups available for sale not admissible as discontinued operations	(827)	(795)	(3,463)	(77.0%)
Other operating income	2,225	2,140	6,636	(67.8)%
Total operating income	2,264,029	2,177,204	1,896,031	14.8%
Personnel salaries and expenses	(320,278)	(307,995)	(298,388)	3.2%
Administrative expenses	(313,324)	(301,308)	(276,019)	9.2%
Depreciation and amortization	(105,184)	(101,150)	(105,712)	(4.3%)
Impairment of property, plant and equipment	(3,041)	(2,924)	—	(100.0%)
Other operating expenses	(70,492)	(67,789)	(77,446)	(12.5)%
Total operating expenses	(812,319)	(781,166)	(757,565)	3.1%
Net operating income before credit losses	1,451,710	1,396,038	1,138,466	22.6%
Provisions for loan losses for interbank loans and account receivable from customers	(689,690)	(663,240)	(498,508)	33.0%
Provisions for loan losses for contingent loans and others	100,059	96,222	(400)	(24155.5%)
Recovery of loans previously charged-off	142,173	136,721	104,933	30.3%
Provision for loan losses for other financial assets at amortized cost and financial assets at fair value through OCI	(97)	(92)	455	(120.2%)
Provision for loan losses	(447,555)	(430,389)	(393,520)	9.4%
Net operating income before income tax	1,004,155	965,649	744,946	29.6%
Income tax expense	(162,459)	(156,229)	(154,136)	1.4%
Result of discontinued operations	—	—	—	—%
Net income for the period	841,696	809,420	590,810	37.0%
Net income for the period attributable to:
Shareholders of the Bank	829,688	797,869	581,109	37.3%
Non-controlling interests	12,012	11,551	9,701	19.1%
(1)Amounts stated in U.S. dollars at and for the nine months ended September 30, 2025 have been translated from Chilean pesos at the exchange rate of Ch$961.65= U.S.$1.00 as of September 30, 2025.

Net income attributable to shareholders of the Bank increased 37.3% in the nine months ended September 30, 2025 compared to the same period in 2024 and totaled Ch$797,869 million. Our return on annualized average equity was 23.0% in the nine months ended September 30, 2025 compared to 17.6% in the same period of 2024.
Our net interest income increased 16.6% to Ch$1,572,804 million in the nine months ended September 30, 2025 compared to the same period in 2024. This increase was mainly due to the improved asset and funding mix and the impact of lower rates on funding more than offset the impact of lower inflation and rates on interest-earning assets, which drove our net interest margin to increase from 3.24% in 2024 to 3.86% in 2025.
Net fees and commission income increased 8.0% to Ch$441,142 million in the nine months ended September 30, 2025 compared to the same period in 2024. Fee growth in the nine months ended September 30, 2025 was driven by client growth and cross-selling indicators driven by greater availability and usage of our digital platforms. This resulted in significant increases in products such as cards, mutual fund brokerage, checking accounts, and Getnet.
Total net income from financial operations reached Ch$215,367 million and increased 19.3% in the nine months ended September 30, 2025 compared to the same period in 2024. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division. The increase was mainly due to higher gains on the trading portfolio and gains on the available-for-sale portfolio compared to a loss for the nine months ended September 30, 2024, which were offset by lower results from the foreign currency position and the valuation of derivative contracts in the period.
Operating expenses in the nine months ended September 30, 2025 increased 3.1% compared to the corresponding period in 2024. The efficiency ratio was 35.9% and 40.0% for the nine months ended September 30, 2025 and 2024, respectively. In early 2025, the Bank celebrated the main milestone of the Gravity project, its migration from the mainframe servers to a cloud-based server. In January 2025, we transitioned processing to our new cloud-based server, which resulted in higher expenses related to the changeover and write-downs and impairment recognition related to legacy systems. This explains the 9.2% increase in the period in administrative expenses. Personnel salaries and expenses in the nine months ended September 30, 2025 increased 3.2% compared to the corresponding period in 2024, mainly due to wage adjustment for inflation, which was partially offset by a lower headcount. Depreciation and amortization expense decreased 4.3% in the nine months ended September 30, 2025 compared to the same period in 2024, mainly due to lower expense of internally generated software. Other operating expenses decreased 12.5% in nine months ended September 30, 2025 compared to the same period in 2024 mainly due to lower restructuring charges related to our branch network and digital transformations and lower expenses related to frauds.
Total operating income was Ch$2,177,204 million in the nine months ended September 30, 2025 and increased 14.8% compared to the same period in 2024 driven by the aforementioned rise in net interest income, fee income and financial operations. These increases, coupled with a 3.1% increase in operating expenses resulted in a 22.6% increase in the nine months ended September 30, 2025 compared to the same period in 2024 of Net operating income before credit losses.
Provisions for loan losses totaled Ch$430,389 million in the nine months ended September 30, 2025 and increased 9.4% compared to the same period in 2024. This rise was mainly due to an increase in the provision expense for commercial loans mainly due to the ongoing weakness in the construction and agricultural sectors and mortgage loans. This was partially offset by a 30.3% increase in recovery of loans previously charged-off.
Total income tax expense by the Bank was Ch$156,229 million in the nine months ended September 30, 2025 and increased 1.4% compared to the same period in 2024. The Bank paid an effective tax rate of 16.2% in 2025 compared to 20.7% in 2024. The statutory corporate tax rate in Chile in 2025 and 2024 was 27%.

Net Interest Income

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$, except percentages)
Interest income	2,549,147	2,748,040	(7.2%)
Interest expense	(1,255,475)	(1,666,788)	(24.7%)
Net interest income	1,293,672	1,081,252	19.6%
Readjustment income	304,514	320,227	(4.9%)
Readjustment expenses	(85,699)	(103,898)	(17.5%)
Net readjustment income	218,815	216,329	1.1%
Net interest income	1,512,487	1,297,581	16.6%
Average interest-earning assets	52,268,725	53,331,550	(2.6%)
Average non-interest-bearing demand deposits	12,925,214	12,909,817	2.0%
Net interest margin(1)	3.86%	3.24%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	33.58%	32.46%
(1)Net interest margin is net interest income divided by average interest-earning assets.
For the nine months ended September 30, 2025, our net interest income totaled Ch$1,512,487 million and increased 16.6% compared to the same period in 2024. Average interest earning assets decreased 2.6% in the same period as the Bank used liquid financial investments to pay the Central Bank’s FCIC that came due in 2024 and also due to a slight contraction in the mortgage loan book.
The average nominal interest rate earned on interest earning assets decreased from 5.8% in the nine months ended September 30, 2024 to 5.5% in the same period in 2025. This was mainly due to: (i) lower yields earned over interest earning assets due to the lower interest rate environment as well as lower yields earned over interest earning assets denominated in UF due to the slightly lower UF inflation rate in the nine months ended September 30, 2025 compared to the same period in 2024. This fall in asset yields was partially offset by a decrease in lower yielding commercial loans and financial investments in the year compared to the rise in higher yielding consumer loans.

Average nominal interest rate earned on interest earning assets	2025	2024
Ch$	8.5%	6.1%
UF	3.6%	5.8%
Foreign currencies	4.1%	4.6%
Total	5.5%	5.8%
The fall in short-term interest rates and the lower UF inflation also lowered funding costs in the nine months ended September 30, 2025 compared to the same period in 2024. The average rate paid on our interest-bearing liabilities decreased from 4.8% in nine months ended September 30, 2024 to 3.8% in the same period in 2025. Our interest-bearing liabilities have a shorter maturity than our interest-earning assets and, therefore, incorporate rate cuts more quickly. The most important reduction in funding costs came from the lower rate paid on interest bearing time deposits, the Bank’s main source of funding, which fell from 4.5% in nine months ended September 30, 2024 to 3.5% in the same period in 2025. The funding mix also improved in nine months ended September 30, 2025 as the ratio of average equity and non-interest bearing demand deposits to total average interest earning assets improved from 32.5% in nine months ended September 30, 2024 to 33.6% in the same period in 2025.

Average nominal interest rate paid on interest bearing liabilities	2025	2024
Ch$	5.0%	5.9%
UF	4.8%	7.0%
Foreign currencies	2.0%	2.1%
Total	3.8%	4.8%
In summary, the improved asset and funding mix and the impact of lower rates on funding more than offset the impact of lower inflation and rates on interest earning assets, which drove our net interest margin to increase from 3.24% in nine months ended September 30, 2024 to 3.86% in nine months ended September 30, 2025.
The following table shows interest income of financial assets by valuation as of September 30, 2025 and 2024. The 5.7% decrease is mainly due to the reduction in financial investments in 2025 compared to 2024 and the lower variation of the UF, which had a negative impact on commercial and mortgage loans denominated in this unit partially.

	At September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch)
Financial assets measured at amortized cost(1)	2,904,712	3,072,567	(5.5%)
Financial assets measured at FVOCI(2)	113,770	128,971	(11.8%)
Interest income not including income from hedge accounting	3,018,482	3,201,538	(5.7%)
(1)Financial assets measured at amortized cost include loans measured at amortized cost as described above and investments under resale agreements. The effective interest method is used in the calculation of the amortized cost of the financial asset and in the allocation and recognition of the interest revenue over the relevant period.
(2)Financial assets measured at fair value through other comprehensive income include the interest income from debt instruments. These mainly consisted of securities and bonds of the Central Bank that contain contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI), and are measured at FVOCI.

Fee and Commission Income
Net fees and commission income increased 8.0% to Ch$441,142 million in the nine months ended September 30, 2025 compared to the same period in 2024. Fee growth in 2025 continued to be driven by client growth, improved cross-selling indicators, and greater availability and usage of our digital platforms.

	As of September 30,		% Change
	2025	2024	2025/2024
Total clients(1)	4,579,848	4,213,326	8.7%
Active clients(2)	2,680,084	2,542,422	5.4%
Loyal clients(3)	1,362,498	1,312,301	3.8%
Digital clients(4)	2,292,496	2,195,286	4.4%
(1)Number of clients registered for at least one product.
(2)Number of clients that have used at least one product at least one time in the past month.

(3)Clients with four or more products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME and Middle-market cross-selling is differentiated by client size using a point system that depends on the number of products, usage of products and income net of risk.
(4)Number of clients that used at least one digital channel with password during the last month.
The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Card services (credit, debit and ATM cards)	109,829	95,479	15.0%
Getnet (acquirer)	77,759	55,242	40.8%
Brokerage of mutual funds	68,343	55,721	22.7%
Management of accounts (checking and debit)	59,569	54,101	10.1%
Collection and payments	47,763	48,591	(1.7%)
Insurance brokerage	40,325	46,739	(13.7%)
Guarantees and Letters of credit	32,374	26,256	23.3%
Financial advisory	16,055	25,629	(37.4%)
Office banking	17,595	17,063	3.1%
Prepayments	12,318	12,376	(0.5%)
Others	(40,788)	(28,878)	41.2%
Total fees and commission income, net	441,142	408,319	8.0%
Fees from card services increased 15.0% in the nine months ended September 30, 2025, compared to the same period of 2024. This marked increase is mainly due to the increased use of our credit card by our customers, which was in turn driven by the growth of our customer base, reflecting the success of our strategy.
Fees from Getnet, the Bank’s subsidiary in the acquiring business, increased 40.8% in the nine months ended September 30, 2025, compared to same period of 2024. This was driven by strong growth in the number of SME customers of Getnet and greater usage of cards for payments in Chile. Furthermore, as a result of the development of more sophisticated and integrated solutions, Getnet is now attracting larger retailers with national coverage. As of September 30, 2025 we had over 312,000 Getnet POS in operation.
Fees from the brokerage of mutual funds increased 22.7% in the nine months ended September 30, 2025, compared to the same period in 2024. This increase was driven by customer demand for investment products in the context of the low-rate cycle and lower preference for time deposits as well as by the expansion of the customer base in previous periods.
Fees from management of accounts increased 10.1% in the nine months ended September 30, 2025, compared to the same period in 2024. Growth in account openings continued during the quarter. This brings the Bank’s market share of total checking accounts to 22.1% as of August 2025 (the latest date as of which data is available). This also reflects a strong increase in customer demand for U.S. dollar-denominated checking accounts, as customers can open such accounts digitally through our online banking platform in a few easy steps. We have opened 91,000 accounts in the last 12 months (through August 2025) to reach a total of 525,721 U.S. dollar-denominated checking accounts, achieving a total market share of 39.6%.
Fees from collections and payments decreased 1.7% in the nine months ended September 30, 2025, compared to the same period in 2024 due to lower collection fees for credit and insurance-related items.
Insurance brokerage fees decreased 13.7% in the nine months ended September 30, 2025, compared to the same period in 2024 due to lower commissions generated by personal insurance, including mostly mortgage insurance and, to a lesser extent, consumer insurance. This performance is consistent with an observed decrease in demand for retail loans compared to nine months ended September 30, 2024.
Fees from guarantees and letters of credit increased 23.3% in the nine months ended September 30, 2025, compared to the same period in 2024. This line item corresponds to international and foreign trade financing business with clients. The increase was mainly due to higher fees from our corporate and large enterprise customers, particularly related to Stand-by letters of credit.
Fees from financial advisory decreased by 37.4% in the nine months ended September 30, 2025, compared to the same period in 2024. Our Middle-Market segments experienced an important increase in large advisory deals in 2024 and this dynamic has continued positively in 2025.
Fees from office banking, the Bank’s online digital banking platform for companies, increased 3.1% in the nine months ended September 30, 2025, compared to the same period in 2024. The increase is explained by the expansion of our online services for our corporate, middle-market and SME customers.
Fees from the prepayment of loans decreased by 0.5% in the nine months ended September 30, 2025, compared to the same period in 2024 mainly due to lower prepayments in mortgage and consumer loans. The evolution of loan prepayment fees is related to the interest rate cycle, when interest rates fall, there is more demand to prepay loans. Given the decrease in rates in recent years, and only a small decrease in rates in 2025 so far, demand for prepayments of loans has been lower in the nine months ended September 30, 2025.
The 41.2% increase in the loss from other fee income in the nine months ended September 30, 2025, compared to the same period in 2024, was mainly due to higher fee expenses from our corporate and middle-market customers.
Net Income from Financial Operations
The following table sets forth information regarding our income (loss) from financial transactions for the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Net income/(expense) from financial assets and liabilities for trading	76,438	(1,941)	(4038.1%)
Net income from derecognising financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income	2,024	(40,713)	(105.0%)
Net income from exchange, adjustment and hedge accounting of foreign exchange	136,905	223,134	(38.6%)
Net income from financial operations	215,367	180,480	19.3%

Net income from financial operations amounted to Ch$215,367 million for the nine months ended September 30, 2025, an increase of 19.3% compared to the same period of 2024. These results include the results of our Treasury Division’s trading business and financial transactions with customers, as well as the results of our Financial Management Division. The higher result was mainly due to a higher gain on the trading portfolio and a gain on the available-for-sale portfolio compared to a loss last year which was partially offset by lower results from the foreign currency position and the valuation of derivative contracts in the period.
Net income from financial assets and liabilities for trading at fair value through the profit and loss statement totaled a gain of Ch$76,438 million in the nine months ended September 30, 2025 and compared to a loss in the same period in 2024. This increase was mainly due to higher results from derivative contracts accounted under this method.
Net income from derecognizing financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income totaled a gain of Ch$2,024 million in the nine months ended September 30, 2025 compared to a loss of Ch$40,713 million in the same period in 2024. This result mainly corresponds to our Financial

Management Division. In 2024 this division derecognized fixed income instruments in its portfolio, which is mainly comprised of Chilean Central Bank bonds. Since long-term rates have reduced from previous levels and moved closer to purchase yields, this derecognition has resulted in a gain in this line item during 2025.
Net income from exchange, adjustment and hedge accounting of foreign exchange totaled Ch$136,905 million in the nine months ended September 30, 2025, a decrease of 38.6% compared to the gain obtained in the same period of 2024. Internal Bank policy does not allow significant foreign currency mismatches and requires that the results registered in Net income from financial operations include not only the market-to-market of our foreign currency spot position, but also the results of the derivatives used to hedge currency risk and currency exchange services. The mark-to-market of our spot position and the derivatives used to hedge foreign currency risk are classified in the line item: Net income from exchange, adjustment and hedge accounting of foreign exchange. For more details regarding our management and exposure to foreign currency risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—E. Market Risks—Market risk management—Market risk – local and foreign financial management.” of our 2024 20-F.
This lower result from exchange, adjustment and hedge accounting of foreign exchange was mainly due to lower net income from foreign currency exchange. The Chilean peso appreciated 3.3% in nine months ended September 30, 2025 and depreciated 4.3% in the same period of 2024 against the U.S. dollar. The Bank generally has more liabilities than assets in its spot position, since the amount of long-term funding and deposits in dollars tends to be greater than loans and financial investments in this currency. Therefore, the results from Net income from foreign currency exchange included in this line item reflect the impact on the Bank’s profit and loss statement of the movements in the exchange rate of the non-hedged portion of the balance sheet. For more information please see “Note 33-Net Income (Expenses) from Financial Operations-Net income from exchange, adjustment and hedge accounting of foreign currency” of the Consolidated Balance Sheet.
In order to more easily compare the results from net income from financial operations, we present the following table that separates the results by lines of business for the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Client treasury products	142,684	150,899	(5.4%)
Market-making with clients	53,152	58,819	(9.6%)
Client treasury services	195,836	209,718	(6.6%)
Sale of loans and charged-off loans	2,644	331	698.8%
CVA adjustments	12,803	(21,715)	159.0%
Financial Management Division and others(1)	4,084	(7,854)	(152.0%)
Non-client treasury income (loss)	19,531	(29,238)	(166.8%)
Total financial transactions, net	215,367	180,480	19.3%
(1)The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities, and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.
Income from client treasury services totaled Ch$195,836 million, a decrease of 6.6% compared to the same period of 2024. The results from client treasury products and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. For the nine months ended September 30, 2025, the decrease is explained by exchange rate effects and offset by a strong performance from the trading strategy. These results may vary year-to-year as some large operations with corporate clients may not be repeated in subsequent years and market condition vary each year.
The results from non-client treasury income totaled a gain of Ch$19,531 million in the nine months ended September 30, 2025. These results include the income from sale of loans, including charged-off loans, CVA adjustments and most importantly, the treasury results from our Financial Management Division. The results of the Bank’s Financial Management Division totaled a gain of Ch$4,084 million in the nine months ended September 30, 2025 compared to a loss of Ch$7,854 million in the same period of 2024. During the nine months ended September 30, 2025, the Bank carried out various liability management exercises including the higher portfolio sales and offset by the repurchase of bonds.
The results from the sale of loans totaled a gain of Ch$2,644 million in the nine months ended September 30, 2025 compared to Ch$331 million in the same period of 2024. The results from CVA adjustment improved from a loss of Ch$21,715 million in 2024 to a gain of Ch$12,803 million in 2025 due to an improvement in the credit risk of the Bank’s counterparties in derivative transactions.
Other Operating Income, Income from investments in associates and other companies and Net income from non-current assets and non-continued operations

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Income from investments in associates and other companies	6,863	6,478	5.9%
Net income from non-current assets and non-continued operations	(795)	(3,463)	(77.0%)
Other operating income	2,140	6,636	(67.8)%
Total	8,208	9,651	(15.0)%
Other Operating Income, Income from investments in associates and other companies and Net income from non-current assets and non-continued operations decreased by 15.0% in the nine months ended September 30, 2025 compared to the same period in 2024.
Income from investments in associates and other companies increased 5.9% in the nine months ended September 30, 2025 due to higher income generated from our associated companies.
Net income from non-current assets and non-continued operations presented a lower loss of 77.0% in the period mainly due to higher income from repossessed assets and higher expenses for maintenance of assets received in lieu of payment.
Other operating income decreased 67.8% in the nine months ended September 30, 2025 due to lower income received for other services such as rental income from subsidiaries.

Operating Expenses
The following table sets forth information regarding our operating expenses in the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Personnel salaries and expenses	(307,995)	(298,388)	3.2%
Administrative expenses	(301,308)	(276,019)	9.2%
Depreciation and amortization	(101,150)	(105,712)	(4.3%)
Impairment of property, plant and equipment	(2,924)	—	100.0%
Other operating expenses	(67,789)	(77,446)	(12.5)%
Total operating expenses	(781,166)	(757,565)	3.1%
Efficiency ratio(1)	35.9%	40.0%
(1)The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, net income from financial operations, and other operating income.
Operating expenses in the nine months ended September 30, 2025 increased 3.1% compared to the corresponding period in 2024 mainly due to an increase in administrative expenses, which was partially offset by a decrease in other operating expense. The efficiency ratio improved to 35.9% in 2025 compared to 40.0% in 2024, reflecting the strong increase in revenues in the year.
Personnel salaries and expenses in the nine months ended September 30, 2025 increased 3.2% compared to the corresponding period in 2024, mainly due to adjustment of salaries for inflation and higher severance expenses and compensated in part by the 3.1% decrease in headcount during the period.
Administrative expenses increased 9.2% in the nine months ended September 30, 2025 compared to the corresponding period in 2024 due to higher technology and data processing expenses, largely related to the Gravity project. In early 2025, the Bank celebrated the main milestone of the Gravity project, its migration from the mainframe servers to a cloud-based server. In January 2025, we transitioned processing to our new cloud-based server, which resulted in higher expenses related to the changeover and write-downs and impairment recognition related to legacy systems.
This increase was partially offset by reductions in the Bank’s branch network. As of September 30, 2025, the Bank had a total of 231 branches, 94 of which were in the efficient WorkCafé or Workcafé Expresso format. The table below provides a breakdown of the Bank’s branch network during the periods indicated.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Traditional	108	120	(10.0%)
WorkCafé	94	89	5.6%
Renovated from traditional	17	11	54.5%
Others	12	14	(14.3%)
Total branches	231	234	(1.3%)
Total ATMs (including depositary ATMs)	2,063	2,072	(0.4%)
Depreciation and amortization expense decreased 4.3% in 2025 compared to the nine months ended September 30, 2024 mainly due to lower amortization of internally generated software used for the development of our digital platforms.

The impairment expense reached Ch$ 2,924 million in the nine months ended September 30, 2025 an impairment was recognized related to the software development.
Other operating expenses decreased 12.5% in the nine months ended September 30, 2025 compared to the same period in 2024. This decrease mainly corresponds to restructuring charges due to the on-going restructuring of our branch network and other digital transformations incurred in the nine months ended September 30, 2024 as well as greater expenses of insurance premiums related to operating risk such as fraud insurance, all of which have not been repeated in the nine months ended September 30, 2025 to the same extent.
See “Note 36—Other Operating Income and Expenses” to our Unaudited Interim Consolidated Financial Statements for more detail on Other operating expenses.
Provision for loan losses (P&L)
For the nine months ended nine months ended September 30, 2025, provisions for loan losses totaled Ch$430,389 million and increased 9.4% compared to 2024. This increase was mainly due to a rise of risk in the commercial and mortgage loans. This trend was partially offset by a 30.3% rise in recoveries of loans previously charged-off. The table below breaks down these results by main product item:

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Provisions for credit risk for interbank loans and loans (1)	(663,240)	(498,508)	33.0%
Special provisions for credit risk (2)	96,222	(400)	(24,155.5%)
Gross provisions	(567,018)	(498,908)	13.7%
Recovery of written-off loans	136,721	104,933	30.3%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(92)	455	(120.2%)
Provisions for credit risk	(430,389)	(393,520)	9.4%
(1) Includes write/offs.
(2) Includes additional provisions and provisions for contingent credits.

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Consumer loans	(255,567)	(255,770)	(0.1)%
Commercial loans	(149,151)	(132,551)	12.5%
Residential mortgage loans	(25,672)	(5,198)	393.9%
Total Provision for loan losses	(430,389)	(393,520)	9.4%
Provisions for loan losses of our commercial loans totaled Ch$149,151 million for the nine months ended September 30, 2025 and increased 12.5% compared to 2024. In commercial loans, deterioration of asset quality was mainly concentrated in the real estate due to the high interest environment of previous years and in agriculture, where companies were impacted by adverse weather conditions in recent years.
Provisions for mortgage loans totaled Ch$25,672 million for the nine months ended September 30, 2025, a significant increase compared to the same period of 2024. This was mainly due to a release of provisions in mortgage loans in the third quarter of 2024 due to higher restructurings and recoveries, which was not repeated in 2025.

Provisions for consumer loans totaled Ch$255,567 million for the nine months ended September 30, 2025, a decrease of 0.1% compared to the same period in 2024. In January 2025, the FMC implemented a regulatory change to the consumer provisioning model, for which we used additional provisions to cover the initial impact of $94 billion, explaining the reversal in special provisions for credit risk.
Recoveries on loans previously charged-off increased 30.3% in the nine months ended September 30, 2025 compared to the same period 2024 as the Bank has improved efforts to recover loans previously charged-off. The following table shows recoveries of loans previously charged-off by type of loan.

	For the nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Recovery of loans previously charged-off
Consumer loans	33,989	25,630	32.6%
Residential mortgage loans	42,623	33,343	27.8%
Commercial loans	60,109	45,960	30.8%
Total recoveries	136,721	104,933	30.3%
Gains (losses) on charged-off loans are recognized as net income from financial transactions as disclosed in “Note 33—Net Income (Expense) from Financial Operations” of our Unaudited Interim Consolidated Financial Statements. The following table sets forth information about our sale of charged-off loans for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Gains (losses) on sale of loans previously charged off	2,644	331	698.8%

Income tax

	Nine months ended September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Net operating income before income tax	965,649	744,946	29.6%
Income tax expense	(156,229)	(154,136)	1.4%
Effective tax rate(1)	16.2%	20.7%
(1)The effective tax rate is the income tax expense divided by net operating income before income tax.
Total income tax expense by the Bank in the nine months ended September 30, 2025 was Ch$156,229 million, an increase of 1.4% compared to the same period in 2024. Net operating income before income tax increased 29.6%. The Bank paid an effective tax rate of 16.2% in the nine months ended September 30, 2025 compared to 20.7% in the nine months ended September 30 2024. The statutory corporate tax rate in Chile in 2024 and 2025 was 27%. The Bank usually pays a lower effective tax rate than the statutory rate since in our Chilean tax books we must re-measure capital each year for the variation in CPI inflation and this produces a tax loss. The rise in income tax expenses in the nine months ended September 30, 2025 compared to the same period in 2024 was mainly due to the increase in pre-tax income and a lower origination of temporary tax differences in the period. See “Note 18—Current and Deferred Taxes” of the Unaudited Interim Consolidated Financial Statements for more detail on income tax expense.

D.Liquidity and Capital Resources
Sources of Liquidity
The following table sets forth Santander-Chile’s contractual obligations and commercial commitments by time remaining to maturity. As of the date of this filing, the Bank does not have significant purchase obligations. As of September 30, 2025, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total

	(in millions of Ch$)
As of September 30 2025
Obligations under repurchase agreements	—	2,798,380	533,013	—	3,331,393	—	—	—	—	3,331,393
Checking accounts, time deposits and other time liabilities(1)	14,991,643	8,014,621	3,562,826	4,050,489	30,619,579	591,924	257	32,250	624,431	31,244,010
Financial derivatives contracts	—	334,859	548,276	2,066,861	2,949,996	2,616,492	1,936,181	3,365,139	7,917,812	10,867,808
Interbank borrowings	36,617	490,585	895,660	1,951,556	3,374,418	516,651	95,521	5,119	617,291	3,991,709
Issued debt instruments	52,172	205,364	100,838	1,994,881	2,353,255	2,855,353	1,692,411	3,546,110	8,093,874	10,447,129
Lease liabilities	—	—	—	8,278	8,278	16,309	11,775	8,694	36,778	45,056
Other financial liabilities(2)	—	188,464	—	—	188,464	—	—	—	—	188,464
Subtotal	15,080,432	12,032,273	5,640,613	10,072,065	42,825,383	6,596,729	3,736,145	6,957,312	17,290,186	60,115,569
Contractual interest payments(3)	40,919	81,056	567,580	1,984,130	2,673,685	3,685,555	2,457,038	4,064,568	10,207,161	12,880,846
Total	15,121,351	12,113,329	6,208,193	12,056,195	45,499,068	10,282,284	6,193,183	11,021,880	27,497,347	72,996,415
(1)Includes demand deposits and other demand liabilities, cash items in process of being cleared and time deposits and other time liabilities.
(2)Mainly includes amounts owed to credit card processors and to the Chilean Production Development Corporation (Corporación de Fomento de la Producción de Chile), the state development agency.
(3)The table above includes future cash interest payments. For variable rate obligations, we assume the same rate as the last rate known. Various of the payment obligations in the table above are variable debt instruments, since they are denominated in UF, for which we have estimated a long-term inflation rate equal to 3%, which is at the center of the Central Bank’s long-term inflation target. No exclusions requiring further explanation have been made in this table.
The Bank has checking accounts, time deposits and other time liabilities maturing within one year amounting to Ch$30,619,579 million as of September 30, 2025. Santander-Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings. The Bank has a liquidity portfolio of Ch$7,311,310 million as of September 30, 2025, including cash and liquid assets defined by the Bank’s Asset and Liability Committee (ALCO) in line with BIS III guidelines.
For further discussion of the maturities of our liquid assets, see “Analysis of Investments”. Our general policy is to maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank.

Most instruments maturing after one year are financial derivative contracts and issued debt instruments. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is placed on lengthening the maturities of funding with institutional clients, diversifying our bondholder base. Overall, the management of our liquidity and funding has led to an LCR ratio of 164.7% and a NSFR of 111.0% as of September 30, 2025. Furthermore, the Bank also has regulatory capital of Ch$7,085,778 million, representing 16.66% of our risk-weighted assets as of September 30, 2025.
Lease liabilities
Certain bank premises and equipment are leased and the scheduled maturities of obligations for lease agreements as of September 30, 2025 were as follows:

As of September 30 2025
(in millions of Ch$)
Due within 1 year	8,278
Due after 1 year but within 2 years	9,418
Due after 2 years but within 3 years	6,891
Due after 3 years but within 4 years	6,362
Due after 4 years but within 5 years	5,413
Due after 5 years	8,694
Total	45,056
Other Commercial Commitments
As of September 30, 2025, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total

Other Commercial Commitments	(in millions of Ch$)
Guarantees	91,007	118,543	1,037,755	518,002	64,958	3,857	1,834,122
Confirmed foreign letters of credit	31,811	137,647	54,057	14,422	-	-	237,937
Pledges and other commercial commitments	7,591	282,930	238,384	63,351	631	-	592,887
Total other commercial commitments	130,409	539,120	1,330,196	595,775	65,589	3,857	2,664,946
Capital requirements
Regulatory capital and core capital are calculated based on consolidated financial statements prepared in accordance with the FMC standards (Compendium of Accounting Standards).
On April 1, 2025, the FMC reported on the annual classification of systemically important banks. In this communication, the FMC Council approved Resolution No. 3,143 regarding this classification, thereby maintaining, for one more year, the requirement for an additional 1.5% Common Equity Tier 1 capital surcharge for the Bank.
On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 regarding the application of additional capital requirements under Pillar II, in which the FMC Council decided to apply additional capital requirements of 0.25%, 50% of which the Bank applied in June 2025.

We are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 12.13%. To date the Bank presents a minimum regulatory capital to risk-weighted assets ratio of 17.06%.
Below is a summary of the changes to the minimum capital requirements:

	As of September 30,	As of December 31,
Capital requirements	2025	2024
	(in millions of Ch$)
Pillar II charge	0.13%	—%
Systemic Charge	1.13%	1.13%
Counter-cyclical Capital buffer	0.50%	0.50%
Capital Conservation buffer	2.50%	2.50%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	12.26%	12.13%
The table below details our regulatory capital composition, risk weighted assets and capital ratios in accordance with the regulations of the FMC as of September 30, 2025 and December 31, 2024.

	As of September 30,	As of December 31,
	2025	2024
	(in millions of Ch$)
Core Capital (CET1)	4,601,080	4,268,409
AT1	671,738	693,382
Tier I	5,272,818	4,961,791
Tier II	1,812,960	1,999,525
Regulatory capital	7,085,778	6,961,316
Market risk weighted assets	7,648,752	5,967,201
Operational risk weighted assets	4,964,597	4,923,679
Credit risk weighted assets	29,931,015	29,921,944
Risk weighted assets	42,544,364	40,812,824
Core Capital ratio	10.8%	10.5%
Tier I ratio	12.4%	12.2%
Tier II ratio	4.3%	4.9%
BIS ratio	16.7%	17.1%

Financial Investments
On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs are directly attributable to the acquisition or issue of the financial asset or financial liability. After initial recognition, an entity shall measure a financial liability at amortized cost and an entity shall measure a financial asset at:
(a)Amortized Cost
Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost.

The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period. The effective interest rate (“EIR”) is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.
Debt financial instruments at amortized cost
These instruments include high rated loans and Central Bank bonds and notes.

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Chilean Central Bank and Government securities	5,040,447	4,852,552
Other Chilean Securities	—	—
Foreign securities	455,050	324,527
Investment in mutual funds	—	—
Total (gross carrying amount)	5,495,497	5,177,079
(b)Fair Value through Other Comprehensive Income (FVOCI)
Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flow and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statement.

Debt financial instruments at fair value through other comprehensive income (FVOCI)
As of September 30, 2025 and December 31, 2024 the debt instruments at fair value through other comprehensive income (FVOCI) in accordance with IFRS 9 are as follows:

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Chilean Central Bank and government securities
Chilean Central Bank financial instruments	—	199,903
Chilean Treasury bonds and notes	2,986,187	1,273,701
Other Chilean government financial instruments	—	—
Subtotal	2,986,187	1,473,604
of which sold under repurchase agreement	1,265,665	397,334
Other Chilean debt financial securities
Chilean Bank debt financial instruments	3,864	5,006
Other Chilean financial instruments	—	—
Subtotal	3,864	5,006
of which sold under repurchase agreement	—	—
Foreign financial securities
Foreign Central Banks debt financial instruments	488,164	1,001,105
Other foreign financial instruments	—	207,770
Subtotal	488,164	1,208,875
of which sold under repurchase agreement	—	—
Other financial instruments
Loans originated and purchased by the entity
Interbank loans	—	—
Commercial loans	98,334	55,005
Mortgage loans	134,583	19,898
Consumer loans	—	—
Other	—	—
Subtotal	232,917	74,903
Total	3,711,132	2,762,388
(c)Fair Value through Profit or Loss (FVTPL)
Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.
Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

Financial Instruments Held For Trading

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Central Bank and Government Securities	579,145	324,982
Other Chilean Securities	4,597	4,345
Foreign financial debt securities	—	—
Investments in mutual funds	—	—
Total	583,742	329,327

In 2025, the Bank increased its investment in Central Bank and government securities in view of the rates offered in relation to their expected risk.
(d)Equity Instruments
For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

Analysis of investments
The following table sets forth an analysis of our investments as of September 30, 2025 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

(in millions of Ch$, except rates)
As of September 30 2025 Financial Assets Held for Trading at fair value Central Bank and Government Securities
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	12,188	4.3	528,849	4.6	26,924	5.6	11,184	5.6	579,145	4.7
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	12,188	—	528,849	—	26,924	—	11,184	—	579,145	—
Other Chilean debt financial securities	—	—	—	—	—	—	—	—	—	—
Chilean Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean bonds and commercial papers	—	—	—	—	—	—	4,597	3.9	4,597	3.9
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	4,597	—	4,597	—
Foreign financial debt securities	—	—	—	—	—	—	—	—	—	—
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Other foreign financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Investments in mutual funds	—	—	—	—	—	—	—	—	—	—
Funds managed by related entities	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—
Total	12,188	—	528,849	—	26,924	—	15,781	—	583,742	—

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate

	(in millions of Ch$, except rates)
As of September 30 2025 Debt instruments at amortized cost
Chilean Central Bank debt financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	—	—	4,960,616	4.8	79,831	6.3	—	—	5,040,447	4.8
Subtotal	—		4,960,616		79,831	—	—	—	5,040,447
Foreign debt financial securities	—	—	—	—	—	—	—	—	—	—
Other foreign debt financial instruments	—	—	189,279	4.78	265,771	5.00	—	—	455,050	5.05
Subtotal	—	—	189,279	—	265,771	—	—	—	455,050	—
Total	—	—	5,149,895	—	345,602	—	—	—	5,495,497	—

Debt instruments at FVOCI
Chilean Central Bank financial instruments	—	—	—	—	—	—	—	—	—	—
Chilean Treasury bonds and notes	1,105,974	4.66	1,820,742	4.42	59,471	1.28	—	—	2,986,187	3.45
Other Chilean government financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	1,105,974	—	1,820,742	—	59,471	—	—	—	2,986,187	—
Other Chilean Securities
Chilean Bank debt financial instruments	100	4.07	1,947	3.82	1,369	4.14	448	4.29	3,864	4.08
Chilean bonds and commercial papers	—	—	—	—	—	—	—	—	—	—
Other Chilean financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	100	—	1,947	—	1,369	—	448	—	3,864	—
Other Financial Securities
Foreign Central Banks debt financial instruments	—	—	—	—	—	—	—	—	—	—
Foreign government and state debt financial instruments	293,619	4.91	194,545	3.90	—	—	—	—	488,164	4.40
Other foreign debt financial instruments	—	—	—	—	—	—	—	—	—	—
Subtotal	293,619	—	194,545	—	—	—	—	—	488,164	—
Total	1,399,693	—	2,017,234	—	60,840	—	448	—	3,478,215	—
Working Capital
As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 2. Operating and Financial Review and Prospects—D. Liquidity and Capital Resources—Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.
Liquidity Management
Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.
The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division in the manner in which it is presented to the Asset and Liability Committee (ALCO) and the Board. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of September 30, 2025 and 2024, the breakdown of the Bank’s liquid assets by levels was the following:

	September 30, 2025	December 31, 2024
	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,720,316	2,416,812
Level 1 liquid assets (1)	5,587,495	7,241,318
Level 2 liquid assets (2)	3,499	4,517
Total liquid assets	7,311,310	9,662,647
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	September 30, 2025	December 31, 2024
	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,839,112	1,732,701
Level 1 liquid assets (1)	6,598,911	6,236,963
Level 2 liquid assets (2)	3,809	5,217
Total liquid assets	8,441,831	7,974,882
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by states, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.
Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9.0% for demand deposits and 3.6% for Chilean peso-, UF- and foreign currency denominated time deposits with a term of less than a year. See “Item 4. Information on the Company—B. Business Overview—Competition—Regulation and Supervision” of our 2024 20-F. The Central Bank has statutory authority to increase these percentages to up to 40.0% for demand deposits and up to 20.0% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days. The Central Bank has also set other liquidity limits and ratios that minimize liquidity risk. See “Item 4. Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flow
The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the General Banking Law (Ley General de Bancos) and the Chilean Corporations Law (Ley de Sociedad Anónimas) regarding loans to related parties and minimum dividend payments. See our Consolidated Statements of Cash Flows in our Unaudited Interim Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	Nine months ended September 30,
	2025	2024

	Millions of Ch$
Net cash flow (used in) provided by operating activities	421,044	207,671
Our operating activities provided cash in an amount of Ch$421,044 million in the nine months ended September 30, 2025, mainly due to an increase in profits and greater repurchase contracts (liabilities), which was partially offset by a reduction in cash disbursed for loans and lower deposit volumes. Our operating activities provided cash for Ch$207,671 million in the nine months ended September 30, 2024, mainly due to a decrease in financial investments (Central Bank instruments) and offset by the payment of the FCIC obligation with the Central Bank of Chile.

	Nine months ended September 30,
	2025	2024

	Millions of Ch$
Net cash (used in) provided by investment activities	(56,828)	(52,608)
In the nine months ended September 30, 2025 and 2024 the Bank’s investment activities consumed cash in an amount of Ch$56,828 million, mainly due to the purchase of property, plant and equipment, which was mainly related to investments in the Workcafé branch network. Cash was also consumed by investments in intangible assets, such as software, mainly related to the Bank’s digital strategy.

	Nine months ended September 30,
	2025	2024

	Millions of Ch$
Net cash provided by (used in) financing activities	(1,069,518)	(930,051)
In the nine months ended September 30, 2025, net cash used in financing activities was Ch$1,069,518 million and was mainly due to the payment of the annual dividend paid to shareholders in April 2025, which was higher than the dividend paid in 2024. Additionally in January 2025, the Bank repaid the aggregate principal amount and accrued interest of its 2.70% notes due 2025 in an amount of U.S.$ 704 million (Ch$ 677,129 million). This was partially offset by the placement of other senior bonds in the period. In the nine months ended September 30, 2024, net cash used in financing activities was Ch$930,051 million due to the annual dividend payment and the payment of senior bonds, compensated in part by the placement of new bonds in the period.

Deposits and Other Borrowings
The following table sets forth our average balance of liabilities for the periods ended September 30, 2025 and September 30, 2024, in each case together with the related average nominal interest rates paid thereon.

	As of September 30,
	2025			2024
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate

	(in millions of Ch$, except percentages)
Interest-bearing liabilities
Savings accounts	240,898	0.4%	2.5%	200,256	0.3%	3.2%
Time deposits	16,839,760	24.9%	3.5%	16,566,450	23.7%	4.5%
Central Bank borrowings	—	0.0%	0.0%	2,961,058	4.2%	0.4%
Repurchase agreements	1,891,395	2.8%	3.6%	574,734	0.8%	4.3%
Mortgage finance bonds	75	0.0%	4.0%	533	0.0%	8.8%
Commercial paper	813,238	1.2%	3.8%	654,728	0.9%	4.6%
Other interest bearing liabilities	15,855,431	23.4%	4.1%	15,940,093	22.8%	5.9%
Subtotal interest-bearing liabilities	35,640,797	52.7%	3.8%	36,897,852	52.8%	4.8%
Non-interest bearing liabilities
Non-interest bearing deposits	12,925,214	19.1%		12,909,817	18.5%
Derivatives	11,683,614	17.3%		13,130,551	18.8%
Other non-interest bearing liabilities	2,804,233	4.1%		2,484,478	3.6%
Shareholders’ equity	4,628,642	6.8%		4,403,917	6.3%
Subtotal non-interest bearing liabilities	32,041,703	47.3%		32,928,763	47.2%
Total liabilities	67,682,500	100.0%		69,826,615	100.0%
Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 44.0% of our average total liabilities and shareholders’ equity as of September 30, 2025. As of September 30, 2025, the Bank’s top 20 time deposits represented 26.2% of total time deposits, or 6.2% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits
The following table sets forth the composition of our deposits and similar commitments at September 30, 2025, and December 31, 2024.

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	10,800,067	11,898,457
Other deposits and demand accounts	930,650	915,917
Other demand obligations	1,373,336	1,446,235
Subtotals	13,104,053	14,260,609
Time deposits and other time deposits
Time deposits	15,985,648	16,867,607
Time saving accounts	259,486	221,973
Other time deposits	7,233	9,045
Subtotals	16,252,367	17,098,625
Total deposits and other commitments	29,356,420	31,359,234
Short-term Borrowings
The following table shows the average balance and the average nominal rate for each short-term borrowing category for the periods indicated.

	As of September 30,
	2025		2024
	Average Balance	Average Nominal Interest Rate	Average Balance	Average Nominal Interest Rate

	(in millions of Ch$, except percentages)
Obligations under repurchase agreements	1,891,395	3.6%	574,734	4.3%
Obligations with the Central Bank	—	0.0%	2,961,058	0.4%
Loans from domestic financial institutions	392,027	2.7%	232,837	5.8%
Foreign obligations	3,885,776	5.4%	3,783,894	6.4%
Total Short-term borrowings	6,169,198		7,552,523

The following table presents the maximum month-end balances of our principal sources of short-term borrowings during the nine month period ended September 30, 2025 and the year ended December 31, 2024.

	Maximum 2025 Month-End Balance	Maximum 2024 Month-End Balance

	(in millions of Ch$)
Obligations under repurchase agreements	3,409,962	1,886,763
Obligations with the Central Bank	—	6,147,010
Loans from domestic financial institutions	559,821	819,596
Foreign obligations	4,152,873	4,355,474
Total short-term borrowings	8,122,656	13,208,843
Total Borrowings

	As of September 30, 2025
	Long-term	Short-term	Total

	(in millions of Ch$)
Loans from Central Bank (a)	—	—	—
Obligations under repurchase agreements	—	3,331,393	3,331,393
Mortgage finance bonds (b)	—	64	64
Senior bonds (c)	5,626,177	2,149,383	7,775,560
Mortgage bonds(d)	56,741	—	56,741
Regulatory capital financial instruments(e)	1,739,218	203,808	1,943,026
Borrowings from domestic financial institutions	—	41,479	41,479
Foreign borrowings(f)	617,291	3,332,939	3,950,230
Other obligations(g)	—	188,464	188,464
Total borrowings	8,039,427	9,247,530	17,286,957

(a)Loans from Central Bank
In response to the COVID-19 pandemic, the Central Bank made two lines of credit available to banks to reinforce their liquidity and to fund loans for SMEs with government guarantees. These lines of credit had an interest equal to the Central Bank’s monetary policy rate (MPR), which was 0.5% at the time the lines of credit were granted. These lines of credit were paid in full during 2024.
(b)Mortgage finance bonds
These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and pay a yearly interest rate.

As of September 30, 2025
(in millions of Ch$)
Due within 1 year	64
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Total mortgage finance bonds	64
(c)Senior bonds
The following table sets forth, at the dates indicated, our issued senior bonds. The bonds are denominated principally in UFs, Ch$, CHF or U.S. dollars, and are principally used to fund assets with similar durations.

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Santander bonds in UF	4,688,596	3,830,030
Santander bonds in USD	576,826	1,971,887
Santander bonds in CHF	971,749	866,942
Santander bonds in Ch$	1,021,472	827,738
Santander bonds in AUD	96,205	93,244
Current bonds in JPY	252,607	296,831
Santander bonds in EUR	168,105	180,602
Total senior bonds	7,775,560	8,067,274
The maturities of these bonds are as follows:

As of September 30, 2025
(in millions of Ch$)
Due within 1 year	2,149,383
Due after 1 year but within 2 years	1,496,212
Due after 2 years but within 3 years	553,265
Due after 3 years but within 4 years	931,217

Due after 4 years but within 5 years	540,805
Due after 5 years	2,104,678
Total bonds	7,775,560
In the nine months ended September 30, 2025, the Bank issued the following bonds:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTD180624	UF	1,300,000	1.9 years	2.00%	01-10-2025	01-13-2025	12-01-2026
BSTD180624	UF	1,700,000	1.8 years	2.00%	02-03-2025	02-04-2025	12-01-2026
BSTD230822	UF	100,000	6 years	3.00%	02-04-2025	02-05-2025	02-01-2031
BSTD230822	UF	200,000	6 years	3.00%	02-05-2025	02-06-2025	02-01-2031
BSTD120923	UF	800,000	8.6 years	3.00%	02-06-2025	02-07-2025	09-01-2033
BSTD151023	UF	1,385,000	2.6 years	2.00%	02-17-2025	02-18-2025	10-01-2027
BSTDA61022	UF	600,000	12.5 years	3.00%	03-28-2025	03-31-2025	10-01-2037
BSTD120923	UF	300,000	8.4 years	3.00%	03-28-2025	03-31-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-01-2025	04-02-2025	09-01-2033
BSTD120923	UF	100,000	8.4 years	3.00%	04-02-2025	04-03-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-08-2025	04-10-2025	09-01-2033
BSTD230822	UF	620,000	5.8 years	3.00%	04-09-2025	04-10-2025	02-01-2031
BSTD120923	UF	20,000	8.4 years	3.00%	04-09-2025	04-10-2025	09-01-2033
BSTD211024	UF	350,000	2 years	2.00%	04-09-2025	04-10-2025	04-01-2027
BSTD211024	UF	200,000	2 years	2.00%	04-10-2025	04-11-2025	04-01-2027
BSTD120923	UF	780,000	8.4 years	3.00%	04-15-2025	04-16-2025	09-01-2033
BSTD230822	UF	180,000	5.8 years	3.00%	04-15-2025	04-16-2025	02-01-2031
BSTDA61022	UF	1,365,000	12.5 years	3.00%	04-16-2025	04-17-2025	10-01-2037
BSTDA61022	UF	350,000	12.4 years	3.00%	04-23-2025	04-24-2025	10-01-2037
BSTD211024	UF	148,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTD211024	UF	2,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTDA61022	UF	100,000	12.4 years	3.00%	05-06-2025	05-07-2025	10-01-2037
BSTD211024	UF	200,000	1.9 years	2.00%	05-12-2025	05-13-2025	04-01-2027
BSTD230822	UF	510,000	5.5 years	2.65%	08-07-2025	08-08-2025	02-01-2031
BSTD211024	UF	1,200,000	1.6 years	2.30%	08-20-2025	08-21-2025	04-01-2027
Total UF		13,510,000
BSTD110723	CLP	50,000,000,000	2.2 years	6.00%	05-02-2025	05-03-2025	07-01-2027
BSTDA91122	CLP	30,300,000,000	5.5 years	6.00%	05-14-2025	05-15-2025	11-01-2030
BSTD170624	CLP	3,000,000,000	3 years	6.00%	05-16-2025	05-17-2025	06-01-2028
BSTDA21222	CLP	77,750,000,000	4 years	6.00%	05-16-2025	05-17-2025	06-01-2029
BSTD170624	CLP	10,000,000,000	3 years	6.00%	05-20-2025	05-22-2025	06-01-2028
BSTD170624	CLP	5,000,000,000	3 years	6.00%	05-22-2025	05-23-2025	06-01-2028
BSTDA40922	CLP	90,000,000,000	7.8 years	6.00%	05-22-2025	05-23-2025	03-01-2033
BSTD170624	CLP	20,000,000,000	3 years	6.00%	06-11-2025	06-13-2025	06-01-2028
Total CLP		286,050,000,000
Bono CHF BNP & ZKB	CHF	140,000,000	5.3 years	1.19%	05-12-2025	05-30-2025	08-29-2030
Total CHF		140,000,000
Bono JPY Santander SA	JPY	4,000,000,000	20 years	2.80%	04-24-2025	04-29-2025	04-28-2045
Bono JPY Daiwa ESG	JPY	10,000,000,000	3 years	1.50%	07-02-2025	07-10-2025	07-10-2028
Total JPY		14,000,000,000
Bono USD SOFR Daiwa	USD	10,000,000	5 years	5.05%	06-06-2025	06-13-2025	06-13-2030
Total USD		10,000,000
The Bank has carried out the following partial bond repurchases as of September 30, 2025:

Date	Type	Currency	Amount
July 2025	Senior	UF	1,000,000
July 2025	Senior	UF	110,000
(d)Mortgage bonds
These bonds are used to finance mortgage loans with certain characteristics such as loan-to-value ratios below 80.0% and a debt servicing ratio of the client lower than 20.0%. All outstanding mortgage bonds are UF denominated.
The maturities of our mortgage bonds are as follows:

As of September 30,
2025

(in millions of Ch$)
Due within 1 year	—
Due after 1 year but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	28,697
Due after 4 years but within 5 years	—
Due after 5 years	28,044
Total mortgage bonds	56,741
As of September 30, 2025 and December 31, 2024 the Bank did not place any mortgage bonds.
(e)Regulatory capital financial instruments
The following table sets forth, at the dates indicated, the balances of our regulatory capital financial instruments.

	As of September 30, As of December 31,
	2025	2024

	(in millions of Ch$)
Subordinated Bonds	1,943,026	1,910,697
Perpetual bond	671,738	693,382
Total	2,614,764	2,604,079
The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of September 30, As of December 31,
	2025	2024

	(in millions of Ch$)
Subordinated bonds linked to the U.S.$	191,692	199,701
Subordinated bonds linked to the UF	1,751,334	1,710,996
Total subordinated bonds	1,943,026	1,910,697

In October 2021, the Bank issued a perpetual bond for U.S.$700 million at an annual rate of 4.63% with no fixed maturity and that is not redeemable before five years from the date of issuance. The trigger (going concern) was set at 5.125% and the bond considers an expiration absorption mechanism.
Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30 2025
	Current	Non-current	Total

	Ch$ million
Subordinated Bonds	203,808	1,739,218	1,943,026
Other equity instruments issued other than capital (Perpetual bond)	—	671,738	671,738
Total	203,808	2,410,956	2,614,764
(f)Foreign borrowings
These are short-term and long-term borrowings from foreign banks mainly used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of September 30, 2025
(in millions of Ch$)
Due within 1 year	3,332,939
Due after 1 year but within 2 years	154,620
Due after 2 years but within 3 years	362,031
Due after 3 years but within 4 years	—
Due within 4 to 5 years	95,521
Due after 5 years	5,119
Total loans from foreign financial institutions	3,950,230
(g)Other obligations
Other obligations are summarized as follows:

As of September 30, 2025
Ch$ million
Long term obligations:
Due after 1 years but within 2 years	—
Due after 2 years but within 3 years	—
Due after 3 years but within 4 years	—
Due after 4 years but within 5 years	—
Due after 5 years	—
Long-term financial obligations subtotals	—
Short term obligations:
Amounts due to credit card operators	186,829
Acceptance of letters of credit	20
Other long-term financial obligations, short-term portion	1,615
Short-term financial obligations subtotals	188,464
Other financial obligations totals	188,464

Other Off-Balance Sheet Arrangements and Commitments
In the normal course of our business, we are party to transactions with off-balance sheet risk. These transactions expose us to credit risk in addition to amounts recognized in the consolidated financial statements. The most important off-balance sheet item is contingent loans. Contingent loans consist of guarantees granted by us in Ch$, UF and foreign currencies (principally U.S.$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans, therefore, in the opinion of our management, our outstanding commitments represent normal credit risk.
The following table presents the Bank’s outstanding contingent loans as of September 30, 2025 and December 31, 2024:

	As of September 30,	As of December 31,
	2025	2024

	(in millions of Ch$)
Personal guarantees	592,887	365,932
Letter of credits of merchandise traffic operations	237,937	308,407
Transactions related to contingent events	1,834,122	2,208,507
Unrestricted prompt cancel credit lines	10,879,786	10,352,459
Other credit commitments	261,431	195,207
Total	13,806,163	13,430,512
Asset and Liability Management
Please refer to “Item 4. Quantitative and Qualitative Disclosures about Market Risk” for information regarding our policies with respect to asset and liability management.
Capital Expenditures
The following table reflects capital expenditures in the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
	2025	2024

	(in millions of Ch$)
Land and Buildings	1,468	19,044
Machinery, Systems and Equipment	33,709	23,887
Furniture, Vehicles, Other(1)	18,488	2,994
Software development	26,712	31,699
Total	80,377	77,624
(1)Includes assets ceded under operating leases.
During 2025, the Bank continues to focus its investments in its ongoing digital transformation and expanding the Workcafé network. This involved new investments, especially in systems while producing savings in the physical branch network (land and buildings) and other fixed assets such as furniture, vehicles, among others.

E.Selected Statistical Information
The following information is included for analytical purposes and should be read in conjunction with our Audited Consolidated Financial Statements, as well as the discussion in this “Item 2. Operating and Financial Review and Prospects.” The UF is linked to, and is adjusted daily to reflect changes in, the previous month’s Chilean consumer price index. See “Item 2. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation.”
Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities
The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.
The nominal interest rate has been calculated by dividing the amount of interest and principal changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant Chilean pesos.
The Bank has also distributed the financial cost or gain of hedges to the corresponding item being hedged to more clearly reflect the impact of these hedging strategies on yields earned or paid over assets and liabilities. For this reason, total interest earned over interest earning assets and interest paid over interest bearing liabilities can be different from the amounts recorded in the income statement, but the net interest income is equivalent to the amount recorded in the income statement. Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, the Bank suspends the interest income recognition in the income statement. Similarly, trading and mark-to-market gains or losses on investments are not included in interest income or expense. Interest is not recognized on non-performing loans. Non-performing loans that are past-due for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is past-due (i.e., non-accrual loans) and restructured loans earning no interest.
Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income. See Note 2—Summary of Significant Accounting Policies—(k) Recognizing Income and Expenses to our Unaudited Interim Consolidated Financial Statements.
The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine months ended September 30, 2025 and 2024.

	For the nine months ended September 30,
	2025			2024
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Assets
Interest earning assets
Deposits in Central Bank
Ch$	606,433	33,663	5.6%	591,469	35,811	6.1%
UF	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%
Total	606,433	33,663	5.6%	591,469	35,811	6.1%
Financial investments (1)
Ch$	5,090,982	358,213	7.0%	6,713,349	138,266	2.1%
UF	2,365,081	82,558	3.5%	2,037,703	65,195	3.2%
Foreign currency	1,146,746	39,783	3.5%	1,255,462	43,365	3.5%

Total	8,602,809	480,554	5.6%	10,006,514	246,826	2.5%
Commercial Loans
Ch$	7,364,921	598,623	8.1%	8,723,076	530,112	6.1%
UF	6,271,324	345,127	5.5%	4,939,428	392,430	7.9%
Foreign currency	3,845,436	196,119	5.1%	3,919,470	214,509	5.5%
Total	17,481,681	1,139,869	6.5%	17,581,974	1,137,051	6.5%
Consumer loans
Ch$	5,747,631	624,578	10.9%	5,552,787	627,095	11.3%
UF	2,781	231	8.3%	4,626	302	6.5%
Foreign currency	76,015	1	—%	73,377	6	—%
Total	5,826,427	624,810	10.7%	5,630,790	627,403	11.1%
Mortgage loans
Ch$	11,641	11	0.1%	128,720	10	—%
UF	17,467,660	510,780	2.9%	17,195,813	939,645	5.5%
Foreign currency	—	—	—%	—	—	—%
Total	17,479,301	510,791	2.9%	17,324,533	939,655	5.4%
Interbank loans
Ch$	12,143	460	3.8%	12,391	670	5.4%
UF	—	—	—%	—	—	—%
Foreign currency	18,846	—	—%	—	—	—%
Total	30,989	460	1.5%	—	—	2.7%
Investment agreements to resell
Ch$	112,166	2,660	2.4%	—	—	2.5%
UF	69,347	3,187	4.6%
Foreign currency	108,677	3,820	3.5%	—	—	4.2%
Total	290,190	9,667	3.3%	—	—	4.0%
Threshold (2)
Ch$	137,582	7,150	5.2%	176,441	2,256	1.3%
UF	—	—	—%	—	—	—%
Foreign currency	1,813,313	46,696	2.6%	1,942,413	76,473	3.9%
Total	1,950,895	53,846	2.8%	2,118,854	78,729	3.7%
Total interest earning assets
Ch$	19,083,499	1,625,358	8.5%	21,912,498	1,334,582	6.1%
UF	26,176,193	941,883	3.6%	24,192,986	1,398,347	5.8%
Foreign currency	7,009,033	286,419	4.1%	7,226,066	335,338	4.6%
Total	52,268,725	2,853,660	5.5%	53,331,550	3,068,267	5.8%

	For the nine months ended September 30,
	2025			2024
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Cash
Ch$	1,528,518			1,697,086
UF	—			0
Foreign currency	1,853,985			1,629,050
Total	3,382,503			3,326,136
Allowance for loan losses
Ch$	(1,068,928)			-1,364,574
UF	—			0
Foreign currency	(194,826)			-164,487
Total	(1,237,535)			-1,529,061
Fixed assets
Ch$	256,100			254,161
UF	—			0
Foreign currency	—			0
Total	256,100			254,161
Derivatives
Ch$	11,554,565			12,537,769
UF	—			0
Foreign currency	16			-453
Total	11,554,581			12,537,316
Financial Investment (Trading)
Ch$	265,407			235,100
UF	60,173			0
Foreign currency	146			818
Total	325,726			235,918
Other assets
Ch$	1,234,940			1,476,542
UF	12,790			11,094
Foreign currency	214,184			182,959
Total	1,461,914			1,670,595
Total non-interest earning assets
Ch$	13,467,307			14,836,084
UF	72,963			11,094
Foreign currency	1,873,505			1,647,887
Total	15,413,775			16,495,065

Total assets
Ch$	32,550,806	1,625,358		36,748,582	1,334,582
UF	26,249,156	941,883		24,204,080	1,398,347
Foreign currency	8,882,538	286,419		8,873,953	335,338
Total	67,682,500	2,853,660		69,826,615	3,068,267

	For the nine months ended September 30,
	2025			2024
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Liabilities And Shareholders’ Equity
Interest bearing liabilities
Savings accounts
Ch$	69,933	1,557	2.2%	30,752	666	2.2%
UF	170,965	4,482	2.6%	169,504	5,723	3.4%
Foreign currency	—	—	—%	—	—	—%
Total	240,898	6,039	2.5%	200,256	6,389	3.2%
Time deposits
Ch$	12,038,178	558,536	4.6%	12,416,041	702,603	5.7%
UF	577,177	22,675	3.9%	821,402	46,444	5.7%
Foreign currency	4,224,405	1,246	—%	3,329,007	2,545	0.1%
Total	16,839,760	582,457	3.5%	16,566,450	751,592	4.5%
Central bank borrowings
Ch$	—	—	—%	2,961,058	11,502	0.4%
UF	—	—	—%	—	—	—%
Foreign currency	—	—	—%	—	—	—%
Total	—	—	—%	2,961,058	11,502	0.4%
Repurchase Agreements
Ch$	1,393,691	49,983	3.6%	519,138	22,819	4.4%
UF	1,071	—	—%	—	—	—%
Foreign currency	496,633	17,404	3.5%	55,596	2,096	3.8%
Total	1,891,395	67,387	3.6%	574,734	24,915	4.3%
Mortgage finance bonds
Ch$	—	—	—%	—	—	—%
UF	75	3	4.0%	533	47	8.8%
Foreign currency	—	—	—%	—	—	—%
Total	75	3	4.0%	533	47	8.8%
Commercial paper
Ch$	—	—	—%	—	—	—%
UF	—	—	—%	—	—	—%
Foreign currency	813,238	30,654	3.8%	654,728	29,969	4.6%
Total	813,238	30,654	3.8%	654,728	29,969	4.6%
Other interest bearing liabilities
Ch$	1,532,767	134,476	8.8%	1,391,067	287,134	20.6%
UF	5,833,849	291,735	5.0%	5,777,858	419,205	7.3%
Foreign currency	8,488,815	228,423	2.7%	8,771,168	239,934	2.7%
Total	15,855,431	654,634	4.1%	15,940,093	946,273	5.9%
Total interest bearing liabilities
Ch$	15,034,569	744,552	5.0%	17,318,056	1,024,724	5.9%
UF	6,583,137	318,895	4.8%	6,769,297	471,419	7.0%
Foreign currency	14,023,091	277,727	2.0%	12,810,499	274,544	2.1%
Total	35,640,797	1,341,174	3.8%	36,897,852	1,770,687	4.8%

	For the nine months ended September 30,
	2025			2024
	Average Balance	Interest Earned	Average Nominal Rate	Average Balance	Interest Earned	Average Nominal Rate
Non-interest bearing liabilities
Non-interest bearing demand deposits
Ch$	10,888,573			10,901,209
UF	128,744			1
Foreign currency	1,907,897			2,008,607
Total	12,925,214			12,909,817
Derivatives
Ch$	11,683,589			13,130,667
UF	—			—
Foreign currency	25			(116)
Total	11,683,614			13,130,551
Other non-interest bearing liabilities
Ch$	1,949,894			1,723,089
UF	40,058			—
Foreign currency	814,281			761,389
Total	2,804,233			2,484,478
Shareholders’ equity
Ch$	4,628,642			4,403,917
UF	—			—
Foreign currency	—			—
Total	4,628,642			4,403,917

Total non-interest bearing liabilities and shareholders’ equity
Ch$	29,150,698			30,158,882
UF	168,802			1
Foreign currency	2,722,203			2,769,880
Total	32,041,703			32,928,763

Total Liabilities and Shareholders’ Equity
Ch$	44,185,267	744,552		6,769,298	471,419
UF	6,751,939	318,895		15,580,379	274,544
Foreign currency	16,745,294	277,727		69,826,615	1,770,687
Total	67,682,500	1,341,174		69,826,615	1,770,687
(1)This line item includes debt instruments at fair value through other comprehensive income according to IFRS 9.
Changes in Net Interest Revenue and Interest Expense: Volume and Rate Analysis
The following table allocates, by currency of denomination, changes in our net interest revenue and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for the nine months ended September 30, 2025 compared to the same period in 2024. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

	Increase (Decrease) from 2024 to 2025 Due to Changes in
	Volume	Rate	Net Change from 2024 to 2025
ASSETS
Interest earning assets
Deposits in Central Bank
Ch$	164	(2,312)	(2,148)
UF	—	—	—

Foreign currency	—	—	—
Subtotal	164	(2,312)	(2,148)
Financial investments
Ch$	29,010	190,937	219,947
UF	(27,091)	44,454	17,363
Foreign currency	(3,766)	184	(3,582)
Subtotal	(1,847)	235,575	233,728
Commercial loans
Ch$	2,090	208	2,298
UF	(12,663)	15,075	2,412
Foreign currency	3,653	(818)	2,835
Subtotal	(6,920)	14,465	7,545
Consumer loans
Ch$	(2)	(208)	(210)
UF	—	—	—
Foreign currency	—	—	—
Subtotal	(2)	(208)	(210)
Mortgage loans
Ch$	(10,438)	78,949	68,511
UF	18,699	(66,002)	(47,303)
Foreign currency	(3,934)	(14,456)	(18,390)
Subtotal	4,327	(1,509)	2,818
Interbank loans
Ch$	2,655	(5,172)	(2,517)
UF	174	(245)	(71)
Foreign currency	(2)	(3)	(5)
Subtotal	2,827	(5,420)	(2,593)
Investment under agreements to resell
Ch$	1	—	1
UF	2,336	(431,201)	(428,865)
Foreign currency	—	—	—
Subtotal	2,337	(431,201)	(428,864)
Threshold
Ch$	899	3,995	4,894
UF	—	—	—
Foreign currency	(4,868)	(24,909)	(29,777)
Subtotal	(3,969)	(20,914)	(24,883)
Total interest earning assets
Ch$	24,379	266,397	290,776
UF	(18,545)	(437,919)	(456,464)
Foreign currency	(8,917)	(40,002)	(48,919)
Total	(3,083)	(211,524)	(214,607)

	Increase (Decrease) from 2024 to 2025 Due to Changes in
	Volume	Rate	Net Change from 2024 to 2025
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities
Savings accounts
Ch$	936	(45)	891
UF	(15)	(1,226)	(1,241)
Foreign currency	—	—	—
Subtotal	921	(1,271)	(350)
Time deposits
Ch$	(4,597)	(139,470)	(144,067)
UF	(4,925)	(18,844)	(23,769)
Foreign currency	(444)	(855)	(1,299)
Subtotal	(9,966)	(159,169)	(169,135)
Central Bank borrowings
Ch$	(11,502)	—	(11,502)
UF	—	—	—
Foreign currency	—	—	—
Subtotal	(11,502)	—	(11,502)
Repurchase agreements
Ch$	2,629	24,535	27,164
UF	—	—	—
Foreign currency	16,707	(1,399)	15,308
Subtotal	19,336	23,136	42,472
Mortgage finance bonds
Ch$	—	—	—
UF	(37)	(7)	(44)
Foreign currency	—	—	—
Subtotal	(37)	(7)	(44)
Commercial papers
Ch$	—	—	—
UF	—	—	—
Foreign currency	12,920	(6,571)	6,349
Subtotal	12,920	(6,571)	6,349
Other interest bearing liabilities
Ch$	20,813	(181,907)	(161,094)
UF	1,425	(131,532)	(130,107)
Foreign currency	(7,532)	(3,787)	(11,319)
Subtotal	14,706	(317,227)	(302,520)
Total interest bearing liabilities
Ch$	8,279	(296,887)	(288,608)
UF	(3,552)	(151,609)	(155,161)
Foreign currency	21,651	(12,612)	9,039
Total	26,379	(461,109)	(434,730)

Interest-Earning Assets: Net Interest Margin
The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative net interest margins obtained, for each of the periods indicated in the table.

	As of September 30,
	2025	2024

	(in millions of Ch$)
Total average interest-earning assets
Ch$	19,083,499	21,912,498
UF	26,176,193	24,192,986
Foreign currencies	7,009,033	7,226,066
Total	52,268,725	53,331,550
Net interest earned(1)
Ch$	880,806	309,858
UF	622,988	926,928
Foreign currencies	8,692	60,794
Total	1,512,486	1,297,580
Net interest margin(2)
Ch$	6.2%	1.9%
UF	3.2%	5.1%
Foreign currencies	0.2%	1.1%
Total	3.9%	3.2%
(1)Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)Net interest margin is defined as net interest earned divided by total average interest-earning assets.
Loan Portfolio
Loan Categories
Our loan categories are as follows:
Interbank loans
Interbank loans are long-term and short-term loans made to other local or international banks, granted in Chilean pesos or foreign currencies, usually at a variable rate linked to Chilean interbank rates, SOFR or other interbank rates.
Commercial loans
Commercial loans are long-term and short-term loans, including checking overdraft lines for companies, granted in Chilean pesos, inflation linked, U.S.$ linked or denominated in U.S.$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also include factoring operations.
Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally U.S.$) to finance imports and exports.
Checking account debtors are checking overdraft lines granted to companies, in Chilean pesos or U.S.$, generally on a fixed rate nominal basis and linked to a company’s checking account.
Credit card debtors includes credit card balances from businesses subject to nominal fixed rate interest charges.

Factoring transactions mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.
Leasing transactions are agreements for the financial leasing of capital equipment and other property.
Student loans mainly include long-term loans made to finance tertiary education mainly in fixed real rates (UF) some of which some are guaranteed by the state. These loans, per Chilean regulations, must be classified as commercial loans since they are guaranteed by the Chilean State under Law 20,027 through CORFO, the government’s development agency.
Other loans and accounts receivable loans include other commercial loans and accounts payable not included in any of the categories above.
Mortgage loans
Loans with mortgage finance bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds as defined in Chapter 9-1 of the FMC Updated Compilation of Banking Regulations (Recopilación Actualizada de Normas or RAN). At the time of approval, these types of mortgage loans cannot be more than 75.0% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.
Endorsable mortgage mutual loans are inflation-indexed fixed rate or variable rate, long-term loans with monthly payment of principal and interest secured by a real property mortgage that are financed through general funding. These kinds of loans are supported by a contract deed, which can be sold in the market through an endorsement.
Mortgage mutual financed with mortgage bond includes mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds as defined in Chapter 9-2 of Chilean banking regulations.
Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.
Other loans and accounts receivable loans include other mortgage loans and accounts payable not included in any of the categories above.
Consumer loans
Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services. This includes auto loans originated through Santander Consumer Chile.
Checking account debtors are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.
Credit card debtors include credit card balances subject to nominal fixed rate interest charges.
Leasing transactions are agreements for the financial leasing of automobiles and other property to individuals.
Other consumer loans are other loans to individuals that are not classified in any of the other categories shown above.

Maturity and Interest Rate Sensitivity of Loans
The following table sets forth an analysis by type and time remaining to maturity of our loans at amortized cost as of September 30, 2025.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 15 years	Due after 15 years	Total balance as of September 30, 2025

	(in millions of Ch$)
Interbank loans	32,230	—	—	—	32,230

Commercial loans	6,238,077	4,798,524	1,968,319	353,344	13,358,264
Foreign trade loans	1,950,948	49,546	5,756	—	2,006,250
Checking accounts debtors	103,589	9	—	—	103,598
Credit card debtors	64,818	88,705	45	—	153,568
Factoring transactions	853,279	6	—	—	853,285
Leasing transactions	313,817	584,603	114,104	14	1,012,538
Student loans	5,597	14,421	11,740	538	32,296
Other loans and account receivable	42,189	37,673	392	95	80,349
SUBTOTAL Commercial loans	9,572,314	5,573,487	2,100,356	353,991	17,600,148
Loans with mortgage finance bonds	16	—	—	—	16
Endorsable mortgage mutual loans	108	179	16	—	303
Mortgage mutual financed with mortgage bonds	7,224	27,465	39,589	5,250	79,528
Other mortgage mutual loans	1,056,068	4,166,740	8,021,784	4,054,191	17,298,783
Other credit and account receivable	3,882	15,539	36,834	19,421	75,676
SUBTOTAL Mortgage loans	1,067,298	4,209,923	8,098,223	4,078,862	17,454,306
Installment consumer loans	1,354,549	2,405,622	65,001	8	3,825,180
Checking accounts debtors	136,607	5	4	—	136,616
Credit card debtors	765,703	1,171,268	624	—	1,937,595
Leasing transactions	938	824	—	—	1,762
Other consumer loans	438	2	1	—	441
SUBTOTAL Consumer loans	2,258,235	3,577,721	65,630	8	5,901,594
Total	12,930,077	13,361,131	10,264,209	4,432,861	40,988,278

The following tables present the total amount of loans due after one year that have fixed and variable interest rates as of September 30, 2025 for each category of loans required to be disclosed under IFRS financial statements. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Interest Rates.”

	As of September 30, 2025
	(in millions of Ch$)
	Variable Interest Rates	Fixed Interest Rates
Interbank	—	32,230

Commercial loans	2,841,015	10,517,249
Foreign trade loans	162,196	1,844,053
Checking accounts debtors	90,805	12,793
Credit card debtors	—	153,568
Factoring transactions	—	853,284
Leasing transactions	15,932	996,605
Student loans	—	32,296
Other loans and account receivable	196	80,153
Subtotals	3,110,145	14,490,003
Loans with mortgage finance bonds	—	16
Endorsable mortgage mutual loans	—	303
Mortgage mutual financed with mortgage bonds	—	79,528
Other mortgage mutual loans	4,673,184	12,625,599
Other credit and account receivable	8,021	67,655
Subtotals	4,681,204	12,773,102
Installment consumer loans	11	3,825,169
Checking accounts debtors	127,676	8,940
Credit card debtors	—	1,937,595
Leasing transactions	—	1,762
Other consumer loans	—	441
Subtotals	127,686	5,773,908
Totals loans to clients	7,919,037	33,069,241
Analysis and Classification of Loan Portfolio Based on the Borrower’s Payment Performance
The following table analyzes our non-performing and impaired loans. Non-performing loans include the aggregate principal and accrued but unpaid interest of any loan with one installment that is at least 90 days past-due, and do not accrue interest. Loan information corresponds to loans at amortized cost in accordance with IFRS 9. See “Note 13—Financial Assets at Amortized Cost” of the Unaudited Interim Consolidated Financial Statements.

	As of September 30,	As of December 31,
	2025	2024

	(Ch$ million)
Total loans	40,988,278	41,323,844
Allowance for loan losses	1,315,955	1,214,346
Impaired loans	2,813,387	2,782,562
Impaired loans as a percentage of total loans	6.86%	6.73%
Amounts non-performing	1,257,571	1,311,374
To the extent secured(1)	758,156	786,824
To the extent unsecured	499,415	524,550
Amounts non-performing as a percentage of total loans	3.07%	3.17%
To the extent secured(1)	1.85%	1.90%
To the extent unsecured	1.22%	1.27%
Loans loss allowances as a percentage of:
Total loans	3.21%	2.94%
Total amounts non-performing	104.64%	92.60%
Total amounts non-performing – unsecured	263.50%	231.50%
(1)Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.
Credit Ratios
The following sets forth our credit ratios as of and for the periods ended September 30, 2025 and December 31, 2024, by loan category. The credit ratios for September 2025 use the net charge-off for the nine months ended September 30, 2025, annualized. The allowance for credit losses does not include additional provisions constituted by our Board of Directors.

	As of September 30,	As of December 31,
	2025	2024

Allowance for credit losses to total loans outstanding	3.21%	2.94%
Allowance for credit losses	1,315,955	1,214,346
Total loans outstanding	40,988,278	41,323,844
Net write-offs during the period to average loans outstanding:
Commercial
Interbank Loans
Net charge-off during the period	-	—
Average amount outstanding	12,143	13,862
Ratio of net charge-off/average amount outstanding	—%	—%
Commercial Loans
Net charge-off during the period	192,377	162,483
Average amount outstanding	14,100,538	13,142,288
Ratio of net charge-off/average amount outstanding	1.8%	1.2%
Foreign Trade Loans
Net charge-off during the period	-	0
Average amount outstanding	1,899,129	1,867,465

Ratio of net charge-off/average amount outstanding	0.0%	0.0%
Checking Account Debtors
Net charge-off during the period	5,534	4,754
Average amount outstanding	117,733	134,335
Ratio of net charge-off/average amount outstanding	6.3%	3.5%
Credit Cards Debtors
Net charge-off during the period	6,167	5,745
Average amount outstanding	143,987	132,904
Ratio of net charge-off/average amount outstanding	5.7%	4.3%
Factoring Transactions
Net charge-off during the period	6,457	6,142
Average amount outstanding	779,761	860,734
Ratio of net charge-off/average amount outstanding	1.1%	0.7%
Leasing Transactions
Net charge-off during the period	4,882	11,205
Average amount outstanding	1,043,137	1,160,926
Ratio of net charge-off/average amount outstanding	0.6%	1.0%
Student Loans
Net charge-off during the period	3,223	5,069
Average amount outstanding	35,226	42,702
Ratio of net charge-off/average amount outstanding	12.2%	11.9%
Other Loans and Accounts Receivable
Net charge-off during the period	36,294	42,266
Average amount outstanding	424,151	89,452
Ratio of net charge-off/average amount outstanding	11.4%	47.2%
Total Commercial
Net charge-off during the period	254,933	237,664
Average amount outstanding	17,512,670	17,444,668
Ratio of net charge-off/average amount outstanding	1.9%	1.4%
Residential
Loans with Mortgage Finance Bonds
Net charge-off during the period	10	7
Average amount outstanding	24	231
Ratio of net charge-off/average amount outstanding	59.2%	3.0%
Mortgage Mutual Loans financed with mortgage bonds
Net charge-off during the period	—	15
Average amount outstanding	154,844	156,112
Ratio of net charge-off/average amount outstanding	0.0%	0.0%
Other Mortgage Loans
Net charge-off during the period	44,264	43,777
Average amount outstanding	17,324,433	17,188,479
Ratio of net charge-off/average amount outstanding	0.3%	0.3%
Total Residential
Net charge-off during the period	44,275	43,799
Average amount outstanding	17,479,301	17,344,822
Ratio of net charge-off/average amount outstanding	0.3%	0.3%

	2025	2024

Consumer Loans
Installment Consumer Loans
Net charge-off during the period	182,767	263,450
Average amount outstanding	2,791,265	3,847,535
Ratio of net charge-off/average amount outstanding	8.7%	6.8%
Credit Card Balances
Net charge-off during the period	62,790	86,612
Average amount outstanding	1,917,924	1,692,456
Ratio of net charge-off/average amount outstanding	4.4%	5.1%
Consumer Leasing Contracts
Net charge-off during the period	12	59
Average amount outstanding	1,574	1,788
Ratio of net charge-off/average amount outstanding	1.0%	3.3%
Other Consumer Loans
Net charge-off during the period	11,124	3,293
Average amount outstanding	1,115,664	448
Ratio of net charge-off/average amount outstanding	1.3%	735.0%
Total Consumer
Net charge-off during the period	256,692	353,414
Average amount outstanding	5,826,427	5,542,227
Ratio of net charge-off/average amount outstanding	5.9%	6.4%
Total Loans
Net charge-off during the period	555,900	634,877
Average amount outstanding	40,818,398	40,331,717
Ratio of net charge-off/average amount outstanding	1.8%	1.6%
Deposits
The principal components of our deposits are savings accounts and time deposits and non-interest bearing demand deposits. For an analysis of average deposits for September 30, 2025, see “—Average Balances, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities.” The following table uses an estimate of uninsured time deposits which are not covered by the Chilean government guarantees as outlined in “Item 4. Information on the Company – Deposit insurance” of our 2024 20-F.

	As of September 30,	As of December 31
	2025	2024

	(in millions of Ch$)
Insured deposits	191,041	191,727
Uninsured deposits	15,781,510	16,687,329
Of which:
Excess over guaranteed limit	550,627	550,135
Otherwise uninsured	3,108,859	3,096,120
Total	15,972,551	16,879,056

	For the nine months ended September 30,
	Ch$	Foreign currency	Total

	(in millions of Ch$)
Time deposits otherwise uninsured with a maturity of:
3 months or less	14,764,297	141,313	14,905,610
Over 3 months through 6 months	547,103	63,125	610,228
Over 6 months through 12 months	176,007	27,419	203,426
Over 12 months	52,976	9,270	62,245
Total	15,540,383	241,127	15,781,510

ITEM 3. FINANCIAL INFORMATION
See the Unaudited Interim Consolidated Financial Statements starting on page F-1 of this Report.

ITEM 4. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.
For more information on our Integral Risk Committee, Audit Committee, Asset and Liability Committee and Market Committee, see “Item 6. Directors, Senior Management and Employees.”
Market Risk: Qualitative Disclosure
For qualitative disclosure regarding risk management please refer to Item 11 of our 2024 20-F. These policies and procedures remain in effect throughout 2025 and as of the date of this Report.
Market Risk: Quantitative Disclosure
Impact of Inflation
Our assets and liabilities are denominated in Chilean pesos, Unidades de Fomento (UF) and foreign currencies. Inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$39,485.65 as of September 30, 2025 and Ch$38,416.69 as of December 31, 2024, presenting a UF variation of 2.8% in the nine months ended September 30, 2025. High levels of inflation in Chile could adversely affect the Chilean economy and could have an adverse effect on our business, financial condition, and results of operations. Negative inflation rates also negatively impact on our results. There can be no assurance that Chilean inflation will not change significantly from the current level.
Due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are significantly less features in deposits and other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:
•UF-denominated assets and liabilities. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest-bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively. Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities. Our net interest income will be positively affected by deflation in any period in which our average UF-denominated interest-bearing liabilities exceed our average UF-denominated interest earning assets. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest-bearing liabilities.
•Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long-term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. This gap’s size is limited by internal and regulatory guidelines to avoid excessive potential losses due to strong shifts in interest rates or inflation. To keep this duration gap below internal and regulatory limits, the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. The loss from the swaps taken to hedge mainly for inflation and interest rate risk, and included in net interest income, totaled a loss of Ch$216,163 million in the nine months ended September 30, 2025 and a loss of Ch$419,352 million in the nine months ended September 30, 2024. The lower losses in 2025 was mainly due to lower short-term interest rates and inflation in 2025 compared to 2024. The average gap between our interest earnings assets and total liabilities linked to the inflation, including hedging, was Ch$7,680,774 million in the nine months ended September 30, 2025 and Ch$7,641,618 million in the nine months ended September 30, 2024. Therefore, our sensitivity to a 100-basis point shift in UF inflation considering our average gap in 2025-to-date would be approximately Ch$77 billion.
The financial impact of the gap between our interest earning assets and liabilities denominated in UFs including hedges was as follows:

	As of September 30,		% Change
	2025	2024	2025/2024

	(in millions of Ch$)
Impact of inflation on net interest income
Results from UF GAP(1)	(512,486)	(513,932)	(0.3)%
Annual UF inflation	2.8%	3.0%
(1)UF GAP is net interest income from asset and liabilities denominated in UFs and includes the results from hedging the size of this gap via interest rate swaps.
•The similar result in the nine months ended September 30, 2025 compared to the same period in 2024 was mainly due to similar inflation levels in both years.
Interest Rates
Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short-term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. See “Item 2. Operating and Financial Review and Prospects—C. Operating Results—Impact of Inflation.” An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest-bearing liabilities. A flattening of the yield curve, i.e. long-term rates falling quicker than short-term rates, negatively affects our margins by lowering loan yields at a greater pace than deposits costs. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short-term rates than our UF-denominated liabilities. As a result, during periods when or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.
We also maintain a substantial amount of non-interest-bearing peso-denominated demand deposits. Because such deposits are non-interest bearing and are not indexed to inflation the higher percentage of our funding that comes from this source positively impacts our net interest margin as interest rates or inflation rises and vice-versa. The ratio of the average of such demand deposits and average shareholder’s equity to average interest-earning assets was 33.6% and 32.5% for the nine months ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2025	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	(in millions of Ch$)
Financial assets
Cash and deposits in banks	1,983,033	—	—	—	—	—	—	1,983,033
Cash items in process of collection	1,973,045	—	—	—	—	—	—	1,973,045
Financial assets for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	438,963	534,861	1,913,576	2,471,851	2,127,079	3,415,302	10,901,632
Debt financial instruments	—	70	—	12,118	212,762	316,087	42,705	583,742
Financial assets at FVOCI
Debt financial instrument	—	398,876	575,849	424,968	540,725	1,476,509	61,288	3,478,215
Other financial instruments	1,583	6,099	12,198	38,513	55,514	12,039	107,777	233,723
Financial assets at amortized cost(2)
Rights under repurchase agreements	—	434,437	—	—	—	—	—	434,437
Debt financial instruments	—	—	—	—	679,876	4,470,019	345,602	5,495,497
Interbank loans	32,075	154	—	—	—	—	—	32,229
Loans and account receivable from customers	1,400,860	3,110,364	2,866,422	5,520,201	8,687,456	4,673,675	14,697,070	40,956,048
Guarantee deposits (margin accounts)	1,953,371	—	—	—	—	—	—	1,953,371
Total financial assets	7,343,967	4,388,963	3,989,330	7,909,376	12,648,184	13,075,408	18,669,744	68,024,972

Financial liabilities
Cash items in process of being cleared	1,887,590	—	—	—	—	—	—	1,887,590
Financial liabilities for trading at FVTPL
Financial derivative contracts and hedge contracts(1)	—	334,859	548,276	2,066,861	2,616,492	1,936,181	3,365,139	10,867,808
Financial liabilities at amortized cost
Deposits and other demand liabilities	13,104,053	—	—	—	—	—	—	13,104,053
Time deposits and other time liabilities	—	8,014,621	3,562,826	4,050,489	591,924	257	32,250	16,252,367
Obligations under repurchase agreements	—	2,798,380	533,013	—	—	—	—	3,331,393
Interbank borrowings	36,617	490,585	895,660	1,951,556	516,651	95,521	5,119	3,991,709
Issued debt instruments(3)	52,172	205,364	100,838	1,994,881	2,855,353	1,692,411	3,546,110	10,447,129
Other financial liabilities	—	188,464	—	—	—	—	—	188,464
Lease liabilities	—	—	—	8,278	16,309	11,775	8,694	45,056
Guarantees received (margin accounts)	1,681,693	—	—	—	—	—	—	1,681,693
Total financial liabilities	16,762,125	12,032,273	5,640,613	10,072,065	6,596,729	3,736,145	6,957,312	61,797,262
(1)Includes derivative contracts for trading purposes and hedge derivatives contracts.
(2)Debt financial instruments, Interbank loans and loans and accounts receivable from customer are presented on a gross basis, the related allowance are Ch$1,138 million, Ch$44 million and Ch$1,315,911 million, respectively.
(3)Includes Subordinated bonds for Ch$1,943,026 million which is presented as Regulatory capital financial instruments.

The following table sets forth our average daily balance of liabilities for the nine months ended September 30, 2025 and 2024, in each case together with the related average nominal interest rates paid thereon.

	As of September 30,
	2025			2024
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
Interest-bearing liabilities
Savings accounts	240,898	0.4%	2.5%	200,256	0.3%	3.2%
Time deposits	16,839,760	24.9%	3.5%	16,566,450	23.7%	4.5%
Central Bank borrowings	—	—%	—%	2,961,058	4.2%	0.4%
Repurchase agreements	1,891,395	2.8%	3.6%	574,734	0.8%	4.3%
Mortgage finance bonds	75	0.0%	4.0%	533	0.0%	8.8%
Commercial paper	813,238	1.2%	3.8%	654,728	0.9%	4.6%
Other interest bearing liabilities	15,855,431	23.4%	4.1%	15,940,093	22.8%	5.9%
Subtotal interest-bearing liabilities	35,640,797	52.7%	3.8%	36,897,852	52.8%	4.8%
Non-liabilities
Non-interest bearing deposits	12,925,214	19.1%		12,909,817	18.5%
Derivatives	11,683,614	17.3%		13,130,551	18.8%
Other non-interest bearing liabilities	2,804,233	4.1%		2,484,478	3.6%
Shareholders’ equity	4,628,642	6.8%		4,403,917	6.3%
Subtotal non-interest bearing liabilities and equity	32,041,703	47.3%		32,928,763	47.2%
Total liabilities	67,682,500	100.0%		69,826,615	100.0%
Foreign exchange fluctuations
The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The exchange rate appreciated 3.3% in the nine months ended September 30, 2025 and depreciated 4.3% in the same period 2024.
A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained, and may continue to maintain, material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar).
In general, the Bank is not permitted, due to guidelines set by the ALCO and the Market Committee, to open a meaningful gap in foreign currency. Any significant difference between the spot asset position and the spot liability position in foreign currency is usually hedged using forwards and cross-currency swaps. Any remaining foreign currency risk is included as part of the trading portfolio We set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position, which is equivalent to the maximum differential allowed between assets and liabilities in foreign currencies, including hedging of this gap. The limit on the size of the net foreign currency position is determined by the Market Committee and is calculated and monitored by the Market Risk Department.

Foreign currency risk included in the trading portfolio is also measured and controlled using VaR. The average VAR of our foreign currency position was U.S.$1.53 million in the nine months ended September 30, 2025. The translation gains or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.
Liquidity risk management
The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.
The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.
The Bank relies on demand deposits from Retail, Middle-Market and Corporate clients, obligations to banks, debt instruments, and time deposits as its main sources of funding. Our most important source of funding is our deposits. Average time deposits plus non-interest bearing demand deposits represented 44.0% of our average total liabilities and shareholders’ equity as of September 30, 2025. As of September 30, 2025, the Bank’s top 20 time deposits represented 26.2% of total time deposits, or 6.2% of total liabilities and equity. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of funding with institutional clients, diversifying our bond holder base and broadening our core deposit funding. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.
Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management. We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring higher funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
Liquidity Measures Implemented by the Central Bank of Chile as a Result of the COVID-19 Pandemic
In response to the COVID-19 pandemic, the Central Bank made available two lines of credit to banks to reinforce their liquidity. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to four years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. In stages 1 and 2, the Board of the Central Bank had allocated a total of U.S.$40 billion to this facility, of which approximately U.S.$30 billion was disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, 2021 announced the beginning of a third stage of this instrument (FCIC3) commencing on March 1, 2021 for approximately U.S.$10 billion. The FCIC instruments bore an interest rate of 0.5% (the lowest Central Bank MPR) for the duration of the program. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years, bearing interest in accordance with the current Central Bank MPR.
Our obligation to the Central Bank under the FCIC program came due in 2024. With the purpose of managing an orderly process of the expiration of the FCIC, in November 2022 the Central Bank established a collateral replacement program with the goal of reducing the pledged credit portfolio by replacing it with eligible Central Bank instruments at a rate of 1/18 per month. Additionally, with the same objective, the Central Bank agreed to implement a program for issuing

Liquidity Deposits (LD) aimed exclusively at guaranteeing and providing operational support for the payment of the FCIC. These instruments were issued at floating MPR with the same payment dates of the various FCIC facilities. On April 1 and July 1, 2024, we made payments of Ch$3.3 trillion and Ch$2.8 trillion, respectively of the FCIC using the Central Bank’s liquidity deposit program.
Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated. The ALCO now uses as its liquidity portfolio those defined by the FMC and the Central Bank, which are in line with those established in BIS III. As of September 30, 2025, and December 31, 2024, the breakdown of the Bank’s liquid assets by levels was the following:

	September 30, 2025	December 31, 2024

	(Ch$ million)
Balance as of:
Cash and cash equivalent	1,720,316	2,416,812
Level 1 liquid assets(1)	5,587,495	7,241,318
Level 2 liquid assets(2)	3,499	4,517
Total liquid assets	7,311,310	9,662,647
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first-class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserves in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.

	September 30, 2025	December 31, 2024
	(Ch$ million)
Average balance as of:
Cash and cash equivalent	1,839,112	1,732,701
Level 1 liquid assets(1)	6,598,911	6,236,963
Level 2 liquid assets(2)	3,809	5,217
Total liquid assets	8,441,831	7,974,882
(1)Includes available balances held in the Central Bank of Chile, financial instruments issued by the Chilean Treasury or Central Bank and other financial instruments issued or guaranteed by States, multilateral development banks or foreign central banks that have a first class rating, in accordance with international rating agencies. Collateral under the FCIC funding program with the Central Bank of Chile and technical reserve in the Central Bank are not included.
(2)Includes instruments issued by governments, central banks and development banks of foreign countries with a risk rating of A- to AA+ in accordance with international rating agencies and mortgage bonds issued by Chilean banks that are acceptable at the Central Bank’s repo window.
The Central Bank and our ALCO also requires us to comply with the following liquidity limits:
•Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. As of September 30, 2025, this indicator for Banco Santander-Chile was 164.7%.

•Net Stable Funding Ratio (NSFR) which measures a bank’s stable funding sources over required stable needs. Beginning in 2022, Chilean banks must have a minimum NSFR ratio of 60% with a gradual phase-in which will reach 100% by 2026. As of September 30, 2025, this indicator for Banco Santander-Chile was 111.0% in compliance with the local regulatory limit.
•The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At September 30, 2025 the liabilities with a maturity of less than 30 days in foreign currency were greater than our assets in foreign currency with a maturity of less than 30 days at a level equivalent to 26% of our capital, thus resulting in our compliance.
Market risk management
The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:
•trading portfolio;
•local financial management portfolio; and
•foreign financial management portfolio.
The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.
Market risk – management of trading portfolio
The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly U.S. dollars. At the end of each year, the trading portfolio included no stock portfolio investments.
For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with a given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.
We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2024, 2023, and 2022, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.
The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model
When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.
It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.
In addition, the VaR methodology is subject to the following limitations:
•Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; in particular, the assumption of normal distribution may underestimate the probability of extreme market movements;
•The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;
•A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; it would not be possible to liquidate or cover all the positions in a single day;
•The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;
•The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and
•A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio.
The average VaR as of September 30, 2025 was U.S.$2.02 million, which is below the total limit.
The high, low, and average levels for each component and each period below were as follows:

	As of September 30,
Consolidated	2025	2024

	(in millions of U.S.$)
VaR
High	2.82	4.85
Low	1.53	1.94
Average	2.02	3.32

Fixed-income investments
High	2.09	4.85
Low	1.09	1.92
Average	1.58	3.03

Variable-income investments
High	—	—
Low	—	—
Average	—	—

Foreign currency investments
High	2.75	2.85
Low	0.75	0.15
Average	1.53	1.52

Market risk – local and foreign financial management
The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.
The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario and their value in the base scenario. All the positions in local currency, including the one indexed to inflation (UF), and also the positions in foreign currency are added together based on a historical correlation model existing between the currencies. The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.
Limitations of the sensitivity models
The most important assumption is using a parallel shift of the yield curve of 100bp in 2025 and 2024. Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:
•The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, also including certain credit risk and prepayment considerations that may affect the maturity of certain positions.
•This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.
•The model does not take into account the sensitivity of volumes which results from interest rate changes.
•The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.
Market Risk – Financial management portfolio – September 30, 2025 and December 31, 2024:

	As of September 30,		As of December 31
	2025		2024
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of Ch$)
Loss limit	175,196	370,271	138,957	373,566
High	9,968	186,784	49,174	170,622
Low	(9,789)	117,014	482	87,335
Average	2,689	144,041	20,482	136,617

Financial management portfolio – foreign currency (in thousands of U.S.$)
Loss limit	43,274	190,824	178,937	198,819
High	9,586	68,145	13,104	61,137
Low	—	47,615	442	47,615
Average	1,670	55,685	5,169	53,651

Financial management portfolio – consolidated (in millions of Ch$)
Loss limit	175,196	370,271	138,957	373,566
High	27,182	357,867	46,970	357,867
Low	—	279,778	—	279,293
Average	12,224	319,759	19,678	311,333
Market risk –Regulatory method
The following table illustrates our market risk exposure according to the Chilean regulatory method, as of September 30, 2025. According to local regulation, the short-term exposure to interest rate risk and inflation risk as a percentage of net interest and inflation income and net fee income sensitive to interest rates, accumulated in the last 12 months, should not exceed a limit established by the Bank’s Board. The Board set a limit equal to 55% of net income from interest and inflation and net income from fees sensitive to interest rates. Furthermore, long-term exposure to interest rates for the banking book as a percentage of regulatory capital should not exceed a limit established by the Bank’s Board. The

Board set this limit at 35% of the Bank’s regulatory capital. Nonetheless, the FMC can lower limits at their discretion as part of its supervisory authority over the risk management of the Bank.

As of September 30, 2025
(in millions of Ch$)
Market risk of the trading book
Exposure to interest rate risk	596,979
Exposure to foreign currency risk	12,435
Exposure to foreign currency options	2,412
Total exposure of the trading portfolio	611,826
10% of Risk Weighted Assets (RWA)	764,875
Subtotal	1,376,701
Limit = Regulatory capital	7,085,778
Available margin	5,709,077
Short-term exposure to interest rate risk	96,649
Exposure to readjustment (inflation) risk	141,868
Short-term risk of the banking book	238,517
Limit = 55% of total net interest income + fees sensitive to interest rates	1,016,605
Available margin	778,088
Long-term exposure to interest rate risk	720,678
Limit = 35% of regulatory capital	2,480,022
Available margin	1,759,344

Derivative activities
At September 30, 2025 and 2024, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. Notional amounts are not recorded on the balance sheet. Banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The FMC recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.
•When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.
•When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value.
•When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.
In order to reduce the credit risk in its derivative contracts, the Bank has entered into Credit Support Annex (CSA) agreements with the majority of its counterparties, which include obligations to post daily cash collateral. The majority of the agreements include an obligation to post collateral with a threshold amount of zero. In the table below we identify those contracts with CSA and breakdown the fair value of our derivative portfolio by collateral threshold requirements for September 30, 2025 and December 31, 2024.

	Fair value of derivative contracts
	As of September 30, 2025		As of December 31, 2024
	2025		2024
	Assets	Liabilities	Assets	Liabilities
Derivative contracts with zero threshold collateral amount in CSA	8,265,049	8,631,783	12,081,545	11,782,472
Derivative contracts with threshold collateral amounts in CSA that are greater than zero	323,756	349,515	850,201	949,739
Derivative contracts without CSA agreements	2,312,827	1,886,510	221,652	321,207
Total	10,901,632	10,867,808	13,153,398	13,053,418
We classify some of our derivative financial instruments as being financial assets held for trading, due to the guidelines from the FMC. We enter into derivative contracts with some clients who seek hedging instruments. However, substantially all of our derivatives are not actually used for speculative purposes or trading.
As of September 30, 2025, the Bank held the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of September 30, 2025
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	(in millions of Ch$)
Assets
Currency forward	—	24,561,605	16,857,887	29,999,468	5,814,157	1,408,488	1,400,973	80,042,578	899,840
Interest rate swaps	—	6,377,842	14,380,895	26,222,455	20,633,423	14,305,102	25,319,816	107,239,533	1,501,652
Cross currency swaps	—	1,516,866	3,413,397	16,214,111	20,904,064	16,375,244	24,465,384	82,889,066	8,086,612
Call currency options	—	40,878	78,443	119,255	3,836	—	—	242,412	3,664
Put currency options	—	33,516	25,196	36,775	—	—	—	95,487	1,440
Total	—	32,530,707	34,755,818	72,592,064	47,355,480	32,088,834	51,186,173	270,509,076	10,493,208

	As of September 30, 2025
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	(in millions of Ch$)
Liabilities
Currency forward	—	22,934,732	17,876,199	30,046,653	5,997,658	2,058,831	955,814	79,869,887	925,235
Interest rate swaps	—	5,930,388	15,647,679	22,468,462	20,776,527	14,076,530	23,602,201	102,501,787	1,277,593
Cross currency swaps	—	1,524,190	2,053,699	11,522,951	19,109,781	11,762,084	21,999,646	67,972,351	7,772,123
Call currency options	—	22,428	29,344	27,641	—	—	—	79,413	1,412
Put currency options	—	32,569	84,050	114,064	3,836	—	—	234,519	1,454
Total	—	30,444,307	35,690,971	64,179,771	45,887,802	27,897,445	46,557,661	250,657,957	9,977,817

As of December 31, 2024, the Bank holds the following the Bank holds the following portfolios of financial assets and liabilities derivative contracts for trading at fair value through profit and loss:

	As of December 31, 2024
	Notional amount
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	(in millions of Ch$)
Assets
Currency forward	—	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	—	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Cross currency swaps	—	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Call currency options	—	42,802	198,509	117,175	8,921	—	—	367,407	6,618
Put currency options	—	71,468	253,669	37,950	—	—	—	363,087	1,506
Total	—	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

	As of December 31, 2024
	Notional amount
	On Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Fair value
	(in millions of Ch$)
Liabilities
Currency forward	—	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	—	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Cross currency swaps	—	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Call currency options	—	81,510	143,946	58,826	—	—	—	284,282	5,530
Put currency options	—	248,733	106,519	138,505	8,921	—	—	502,678	1,965
Total	—	29,757,243	24,390,936	40,072,500	48,831,538	23,069,311	37,918,809	204,040,337	12,155,024
We also use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. The Bank uses derivatives, mainly Ch$/UF swaps, in order to cover its exposure to inflation due to a higher amount of assets linked to inflation as compared to liabilities. Such derivatives are accounted for as cash flow hedges. Our Financial Management Division usually seeks to maintain liabilities with an average duration that is shorter than that of our assets, including through the use of derivatives, in order to hedge against sudden or rapid falls in the inflation rate, which in general triggers a reduction in short-term rates. To maintain this position, the Bank enters into interest rate swaps that are accounted for as fair value hedges.
As of September 30, 2025 and December 31, 2024 the Bank holds the following portfolio of derivative instruments for hedging purposes:

	As of September 30, 2025
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	(in millions of Ch$)
Fair value hedge derivatives
Interest rate swaps	—	—	1,738,495	175,000	1,682,330	764,830	192,330	4,552,985	23,706	88,072
Cross currency swaps	—	375,582	599,972	3,747,628	1,741,748	1,563,184	1,892,282	9,920,396	263,880	291,697
Subtotal	—	375,582	2,338,467	3,922,628	3,424,078	2,328,014	2,084,612	14,473,381	287,586	379,769

Currency forwards	—	399,392	605,840	1,268,549	236,914	—	—	2,510,695	7,255	22,237
Cross currency swaps	—	85,658	1,209,350	4,994,604	4,262,258	2,038,909	503,563	13,094,342	113,583	487,985
Subtotal	—	485,050	1,815,190	6,263,153	4,499,172	2,038,909	503,563	15,605,037	120,838	510,222
Total	—	860,632	4,153,657	10,185,781	7,923,250	4,366,923	2,588,175	30,078,418	408,424	889,991

	As of December 31, 2024
	Notional amount								Fair value
	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Assets	Liabilities
	(in millions of Ch$)
Fair value hedge derivatives
Interest rate swaps	—	—	—	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	—	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Subtotal	—	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Cash flow hedge derivatives
Currency forwards	—	149,115	160,050	1,861,085	—	—	—	2,170,250	65,196	—
Cross currency swaps	—	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Subtotal	—	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	—	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394
ITEM 5. SENIOR MANAGEMENT
Senior Management
Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Andrés Trautmann Buc	Chief Executive Officer	July-25
Patricia Pérez Pallacán	Chief Financial Officer	Nov-24
Guillermo Sabater Maroto	Financial & Cost Controller	Nov-15
Jorge Palacios Goddard	Executive Vice-President of Risk	Aug-25
Eduardo Herrera Barros	Executive Vice-President of Technology and Operations	Jul-24
Paula Meléndez Cubillos	Executive Vice-President of Human Resources	Jun-23
Cristián Florence Kauer	General Counsel	Sep-12
Mey Lin Hernández Chiang	Executive Vice President of Internal Audit	Sep-23
Fernando Larraín Aninat	Executive Vice-President of Communications, Marketing and Research	Jun-23
Matías Martino Tamm	Executive Vice-President of Strategy and Data & IA	Aug-25
Carlos Ruiz de Gamboa Riquelme	Executive Vice-President of Corporate and Investment Banking	Aug-25
Pedro Orellana Piñeiro	Executive Vice-President of Retail Banking	Apr-21
Fernando Benito Olivares	CEO of Getnet Chile	Apr-23
Ángel García Valdés	Manager of Payments	Feb-22
Jonathan Covarrubias Hernández	Chief Accounting Officer	May-19

Andrés Trautmann Buc became the CEO and Country Head in July 2025. He was previously Executive Vice-President of Santander Corporate and Investment Banking in May 2021. He joined Grupo Santander in 2007, serving as Treasurer of Santander-Chile between 2018 and 2021. Between 2013 and 2018 he was in charge of sales for the Andean region for Goldman Sachs in New York, and prior to that he was Head of Institutional and Corporate Sales at Santander-Chile. He was also in charge of sales of structured products in London for Santander UK between 2010 and 2012. Between 2002 and

2006, he worked at Econsult as investment manager for investment funds and financial analyst for studies, and previously he was a financial analyst in the planning and development department of Enersis S.A. (today, ENEL Chile). Mr. Trautmann has a Business Administration degree from Universidad de Chile.
Jorge Palacios Goddard became Executive Vice President of Risk Solutions at Santander-Chile in August 2025. He holds a degree in Business Administration with a specialization in Finance from the Universidad Iberoamericana in Mexico (ITAM) and a Master’s degree in Finance from the Instituto Tecnológico Autónomo de México. In 2017, he joined Santander Mexico as Head of Integrated Risk Management (EWRM) and later as Deputy Chief Risk Officer. His professional career has been linked to financial markets and banking.
Matías Martino Tamm became Executive Vice President of Strategy and Data & AI in August 2025. With more than six years with the Group, Matías Martino has held various leadership positions within Commercial Banking, including segment strategy director and Clients (individuals) Business Manager. He also previously worked at leading companies associated with investment management (Megeve Investments) and strategic consulting (McKinsey and Co). Matías Martino holds a degree in Business Administration from the Pontifical Catholic University of Chile and a Master of Business Administration (MBA) from the University of California, Berkeley, Haas School of Business.
Carlos Ruiz de Gamboa Riquelme joined Santander on August 1, 2025. He has over 30 years of experience in investment banking, global markets, fixed income, corporate finance and risk management. He has had various leadership roles in Latin America and the United States., developing a major part of his career in J.P. Morgan. Before joining Santander he was part of the Tyndall Group, a financial institution where he offered bespoke strategic services to clients in the region. He holds a Bachelors’ degree in Economics from Universidad Nacional Pedro Henríquez Ureña (Dominican Republic) and a post graduate degree in business administration (DPA) from Universidad Adolfo Ibáñez.
Fernando Benito Olivares became CEO of Getnet Chile in 2023. He joined Banco Banesto in Alicante in 2004, serving as head of the SME sector in the same city and directing commercial teams in different territories of Spain. In 2018, he arrived in Chile to assume management of the SME business at Santander, strengthening this segment and achieving, for the first time in its history, that Santander was named the Best SME Bank in the country, according to Global Finance magazine. Fernando Benito has a law degree from Universidad de Salamanca (Spain) and holds a Master’s in Business Administration from Universidad Alfonso X El Sabio.

Ángel García Valdés has served as Manager of Payments since 2022. He is a commercial engineer from the Adolfo Ibáñez University and received a Master’s in Business Administration from the Instituto de Empresa in Madrid (IE). Ángel García has been the Payment Methods Manager since March 2022. He has been part of Grupo Santander for 17 years, beginning his career at the Bank in 2007, where for 10 years he was at Santander CIB in the areas of Equities and Financial Solutions and Advisory. Subsequently, he made a transition to Commercial Banking where he has held different positions such as Head of the Life Product and Segment Manager.

Banco Santander Chile

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the periods ending on September 30, 2025, and 2024 and December 31, 2024

F-1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	F-3
INTERIM CONSOLIDATED STATEMENTS OF INCOME	F-5
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME	F-7
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS	F-8
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	F-11
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
F-2

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of September 30, 2025 and December 31, 2024

		As of September 30, As of December 31,
		2025	2024
ASSETS	Note	Ch$mn	Ch$mn
Cash and deposits in banks	7	1,983,033	2,695,560
Cash in collection process	7	1,973,045	572,552
Financial assets held for trading at fair value through profit or loss	8	11,076,950	12,639,097
Financial derivatives contracts	8	10,493,208	12,309,770
Debt financial instruments	8	583,742	329,327
Other	8	-	-
Non-trading financial assets mandatory measured at fair value	9	-	-
Financial assets designated at fair value through profit or loss	10	-	-
Financial assets at fair value through other comprehensive income	11	3,711,132	2,762,388
Debt financial instruments	11	3,478,215	2,687,485
Other	11	232,917	74,903
Financial derivative contracts for hedge accounting	12	408,424	843,628
Financial assets at amortized cost	13	45,601,016	45,438,590
Rights under repurchase and securities lending agreements	13	434,334	153,087
Debt financial instruments	13	5,494,359	5,176,005
Interbank loans	13	32,186	31,258
Loans and receivables from clients - Commercial	13	16,902,294	17,115,723
Loans and receivables from clients - Mortgage	13	17,269,116	17,398,598
Loans and receivables from clients - Consumer	13	5,468,727	5,563,919
Investment in companies	14	64,808	59,785
Intangible assets	15	77,491	88,669
Fixed assets	16	201,929	198,092
Assets with leasing rights	17	86,841	114,546
Current taxes	18	91	60
Deferred taxes	18	461,673	459,977
Other assets	19	2,538,382	2,535,775
Non-current assets and disposal groups for sale	20	55,392	50,214
TOTAL ASSETS		68,240,207	68,458,933
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

		As of September 30, As of December 31,
		2025	2024
LIABILITIES	Note	Ch$mn	Ch$mn
Cash in collection process	7	1,887,590	497,110
Financial liabilities held for trading at fair value through profit or loss	21	9,977,817	12,155,024
Financial derivatives contracts	21	9,977,817	12,155,024
Other	21	-	-
Financial liabilities designated at fair value through profit or loss	10	-	-
Financial derivative contracts for hedge accounting	12	889,991	898,394
Financial liabilities at amortized cost	22	44,700,351	44,307,585
Deposits and other demand liabilities	22	13,104,053	14,260,609
Time deposits and other term equivalents	22	16,252,367	17,098,625
Obligations under repurchase and securities lending agreements	22	3,331,393	276,588
Interbank borrowing	22	3,991,709	4,337,947
Debt financial instruments issued	22	7,832,365	8,133,275
Other financial liabilities	22	188,464	200,541
Obligations under leasing contracts	17	45,056	66,882
Financial instruments of regulatory capital issued	23	2,614,764	2,604,079
Provisions for contingencies	24	136,549	121,638
Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital	25	492,040	606,141
Special provisions for credit risk	26	247,013	343,788
Current taxes	18	37,554	48,548
Deferred taxes	18	3,611	-
Other liabilities	27	2,500,403	2,412,910
Liabilities included in disposal groups for sale	20	-	-
TOTAL LIABILITIES		63,532,739	64,062,099

EQUITY
Capital	28	891,303	891,303
Reserves	28	3,459,800	3,232,505
Other accrued comprehensive income	28	(103,575)	(107,174)
Items that will not be reclassified to profit or loss		1,747	1,393
Items that may be reclassified to profit or loss		(105,322)	(108,567)
Retained earnings (expense) from prior years		39,022	24,324
Profit for the period	28	797,869	857,623
Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital	28	(492,040)	(606,141)
Equity holders of the Bank		4,592,379	4,292,440
Non-controlling interest		115,089	104,394
TOTAL EQUITY		4,707,468	4,396,834

TOTAL LIABILITIES AND EQUITY		68,240,207	68,458,933
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-3

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the periods ending September 30, 2025 and 2024

		For the nine month period ended September 30,		For the quarter ended September 30,
		2025	2024	2025	2024
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Interest income	30	2,549,147	2,748,040	857,429	884,368
Interest expense	30	(1,255,475)	(1,666,788)	(422,901)	(477,842)
Net interest income	30	1,293,672	1,081,252	434,528	406,526

Readjustment income	31	304,514	320,227	44,817	109,420
Readjustment expenses	31	(85,699)	(103,898)	(405)	(38,814)
Net readjustment income	31	218,815	216,329	44,412	70,606

Commission income	32	787,060	708,257	264,085	244,135
Commission expense	32	(345,918)	(299,938)	(119,636)	(97,839)
Net commission income	32	441,142	408,319	144,449	146,296

Financial result per:
Assets and liabilities for trading	33	76,438	(1,941)	94,965	8,065
Non-trading financial assets mandatory measured at fair value through profit or loss	33	-	-	-	-
Financial assets and liabilities designated at fair value through profit or loss	33	-	-	-	-
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	2,024	(40,713)	5,070	4,607
Exchange, readjustments and hedge accounting of foreign currencies	33	136,905	223,134	(18,834)	59,427
Reclassifying of financial assets due to changes in business model	33	-	-	-	-
Other financial results	33	-	-	-	-
Net financial result	33	215,367	180,480	81,201	72,099

Results from investments in companies	34	6,863	6,478	2,412	2,268
Results of non-current assets and disposal groups not qualifying as discontinued operations	35	(795)	(3,463)	3,934	(2,920)
Other operating income	36	2,140	6,636	865	(181)
TOTAL OPERATING INCOME		2,177,204	1,896,031	711,801	694,694

Expenses from obligations to employees	37	(307,995)	(298,388)	(102,189)	(105,148)
Administrative expenses	38	(301,308)	(276,019)	(95,845)	(91,006)
Depreciation and amortization	39	(101,150)	(105,712)	(33,124)	(34,529)
Impairment of non-financial assets	40	(2,924)	-	(1,826)	-
Other operational expenses	36	(67,789)	(77,446)	(30,714)	(21,295)
TOTAL OPERATIONAL COST		(781,166)	(757,565)	(263,698)	(251,978)

OPERATING INCOME BEFORE CREDIT LOSS		1,396,038	1,138,466	448,103	442,716
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-4

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the periods ending September 30, 2025 and 2024

		For the nine month period ended September 30,		For the quarter ended September 30,
		2025	2024	2025	2024
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn

Credit loss expenses due to:
Provisions for credit risk due from banks and loans and receivables from clients	41	(663,240)	(498,508)	(186,349)	(170,893)
Special provisions for credit risk	41	96,222	(400)	(1,466)	(68)
Recovery of impaired loans	41	136,721	104,933	43,446	34,027
Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income	41	(92)	455	744	690
Credit loss expenses	41	(430,389)	(393,520)	(143,625)	(136,244)

OPERATIONAL RESULT		965,649	744,946	304,478	306,472

Results from continuing operations before taxes		965,649	744,946	304,478	306,472
Income tax	18	(156,229)	(154,136)	(53,612)	(59,357)
Results from continuing operations after taxes		809,420	590,810	250,866	247,115
Results from discontinued operations before taxes	18	-	-	-	-
Discontinued operations tax		-	-	-	-
Results from discontinued operations after taxes		-	-	-	-

CONSOLIDATED PROFIT FOR THE PERIOD	28	809,420	590,810	250,866	247,115
Attributable to:
Equity holders of the Bank	28	797,869	581,109	247,514	243,133
Non-controlling interest	28	11,551	9,701	3,352	3,982

Earnings per share attributable to equity holders of the Bank:
Basic earnings	28	4.23	3.08	1.31	1.29
Diluted earnings	28	4.23	3.08	1.31	1.29
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-5

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the periods ending September 30, 2025 and 2024

		For the period of 9 months until September 30,		For the quarter ended September 30,
31-12-2021		2025	2024	2025	2024
	Note	Ch$mn	Ch$mn	Ch$mn	Ch$mn
CONSOLIDATED PROFIT FOR THE PERIOD		809,420	590,810	250,866	247,115
Other comprehensive results for the period:

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans		-	-	-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		958	(266)	105	(222)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability		-	-	-	-
OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	958	(266)	105	(222)
Income tax on other comprehensive results that will not be reclassified to profit or loss	18	(259)	72	(29)	60
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	699	(194)	76	(162)
ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS	28
Changes in the fair value of financial assets at fair value through other comprehensive income	28	(5,738)	18,347	3,203	29,406
Translation differences by foreign entities	28	-	-	-	-
Hedge accounting of net investments in foreign entities	28	-	-	-	-
Cash flow hedge accounting	28	9,072	(155,896)	(21,057)	(39,778)
Undesignated elements of hedge accounting instruments	28	-	-	-	-
Other	28	1,200	(1,053)	(2)	(8)
OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES	28	4,534	(138,602)	(17,856)	(10,380)
Income taxes on other comprehensive income that may be reclassified to profit or loss	18	(1,224)	37,423	4,821	2,808
TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES	28	3,310	(101,179)	(13,035)	(7,572)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	4,009	(101,373)	(12,959)	(7,734)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	28	813,429	489,437	237,907	239,381
Attributable to:
Equity holders of the Bank		801,468	479,843	234,523	235,485
Non-controlling interest		11,961	9,594	3,384	3,896
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-6

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending on September 30, 2025 and December 31, 2024

		September 30,
		2025	2024
	Note	Ch$mn	Ch$mn
CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD		965,649	744,946
Non-cash charges (credits) to profit or loss		(1,212,442)	(984,640)
Depreciation and amortization	39	101,150	105,712
Impairment of non-financial assets	40	2,924	-
Provisions for credit risk	41	567,110	498,453
Fair value adjustments transferred to profit or loss		(1,729)	(42,198)
Results from investments in companies	34	(6,863)	(6,479)
Results from the sale of goods received in payment or awarded in a judicial auction	35	(7,703)	(2,237)
Provisions for assets received in payment	35	(1,132)	1,255
Profit/loss on sale of shareholding in other companies	34	-	1
Profit on sale of fixed assets	35	(2,709)	(3,532)
Write-off of assets received in lieu of payment	35	26,750	11,179
Interest and adjustment net income	30-31	(1,512,487)	(1,297,581)
Net commission income	32	(441,142)	(408,319)
Other non-cash charges (credits) to profit or loss		(92,840)	4,970
Income tax		156,229	154,136
Increase/decrease in operating assets and liabilities		667,837	447,365
Decrease (increase) in loans and receivables from clients		336,512	420,975
Decrease (increase) in financial investments		(1,363,499)	4,200,531
Decrease (increase) in repurchase agreements (assets)		(281,248)	(164,459)
Decrease (increase) in interbank loans		(927)	66,200
Decrease (increase) in assets received or awarded in payment		(873)	(270)
Increase (decrease) in creditors in current accounts		(1,098,390)	4,721
Increase (decrease) in deposits and time deposits		(846,258)	356,299
Increase (decrease) in liabilities to domestic banks		(10,833)	(2,008)
Increase (decrease) in other deposits and sight accounts		14,733	16,118
Increase (decrease) in liabilities to foreign banks		(335,405)	(778,875)
Increase (decrease) in obligations to the Central Bank of Chile		-	(6,048,867)
Increase (decrease) in repurchase contracts (liabilities)		3,054,806	1,322,894
Increase (decrease) in other financial obligations		(12,077)	(125,077)
Net increase in other assets and liabilities		338,824	596,843
Interest and readjustments received		3,131,294	2,643,592
Interest and readjustments paid		(2,494,457)	(2,269,510)
Dividends received from investments in companies		3,385	966
Fees and commissions received		578,168	507,230
Fees and commissions paid		(345,918)	(299,938)
Total cash flow provided by (used in) operating activities		421,044	207,671
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-7

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending on September 30, 2025 and December 31, 2024

		September 30,
		2025	2024
	Note	Ch$mn	Ch$mn
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of fixed assets	16	(38,623)	(29,377)
Sales of fixed assets		8,507	8,468
Purchase of intangible assets	15	(26,712)	(31,699)
Total cash flow provided by (used in) investment activities		(56,828)	(52,608)

CASH FLOW FROM FINANCING ACTIVITIES
Attributable to shareholders' interest		(1,069,518)	(930,051)
Placement of Subordinated bond		-	-
Redemption of subordinated bonds and interest payments		(9,691)	-
Dividends paid		(600,336)	(347,483)
Redemption and payment of interest/principal on letters of credit		(156)	(879)
Placement of current bonds		1,410,311	579,173
Redemption and payment of interest/principal on mortgage bonds		(9,274)	(8,371)
Redemption and payment of interest/principal on current bond capital		(1,821,183)	(1,112,178)
Placement of perpetual bonds		-	-
Redemption and payment of interest/principal on perpetual bonds		(15,295)	(15,462)
Payment of interest/principal on capital lease obligations		(23,894)	(24,851)
Attributable to non-controlling interest		-	-
Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest		-	-
Total cash flows used in financing activities		(1,069,518)	(930,051)

D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(705,302)	(774,988)

E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		2,788	(465)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,771,002	2,723,282

FINAL BALANCE OF CASH AND CASH EQUIVALENTS		2,068,488	1,947,829
The accompanying notes form an integral part of the Interim Consolidated Financial Statements.

Reconciliation of provisions for the Consolidated Statements of Cash Flows for the periods ending on		September 30,
		2025	2024
	Note	Ch$mn	Ch$mn
Provisions for credit risk		567,110	498,453
Recovery of impaired loans		(136,721)	(104,933)
Net provisions for loan losses	41	430,389	393,520

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-8

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending on September 30, 2025 and December 31, 2024

			Changes other than cash
Reconciliation of liabilities arising from financing activities	31.12.2024	Cash Flow	Acquisition	Foreign Currency Movement	UF Inflation effect (*)	Fair Value Changes	09.30.2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subordinated Bonds	1,910,697	(9,691)	-	-	42,020	-	1,943,026
Senior bonds	8,067,274	(410,872)	-	-	119,158	-	7,775,560
Mortgage bonds	65,781	(9,274)	-	-	234	-	56,741
Bonds without fixed maturity	693,382	(15,295)	-	(6,349)	-	-	671,738
Letters of credit	220	(156)	-	-	-	-	64
Dividends paid	-	(600,336)	-	-	-	-	(600,336)
Obligations under leasing contracts	66,882	(23,894)	-	-	2,068	-	45,056
Total liabilities from financing activities	10,804,236	(1,069,518)	-	(6,349)	163,480	-	9,891,849
(*) The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-9

Banco Santander-Chile and Affiliates
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the periods ending on September 30, 2025 and December 31, 2024

	Equity attributable to shareholders									Non-controlling interest (*)	Total Equity
	Capital	Reserves		Other accrued comprehensive income			Accrued profits and profits corresponding to the period		TOTAL
		Reserves and other retained earnings	Merger of companies under common control	Changes in fair value of financial assets at fair value through OCI	Cash flow hedge	Income tax	Retained profits from previous periods	Annual Profits (**)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Opening balances as of January 1, 2024	891,303	3,117,463	(2,224)	(91,596)	84,416	1,938	519,891	(154,033)	4,367,158	124,735	4,491,893
Payment of common stock dividends	-	-	-	-	-	-	(347,483)	-	(347,483)	-	(347,483)
Transfer of retained earnings to reserves	-	117,266	-	-	-	-	(117,266)		-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	(451,409)	(451,409)	-	(451,409)
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(30,818)	(699)	(31,517)	-	(31,517)
Other movements	-	-	-	-	-	-	-	-	-	(27,229)	(27,229)
Subtotal: Transactions with shareholders during the period	-	117,266	-	-	-	-	(495,567)	(452,108)	(830,409)	(27,229)	(857,638)
Profit for the year (period)	-	-	-	-	-	-	-	857,623	857,623	6,886	864,509
Other comprehensive income for the year	-	-	-	22,584	(162,217)	37,701	-	-	(101,932)	2	(101,930)
Subtotal: Comprehensive income for the year	-	-	-	22,584	(162,217)	37,701	-	857,623	755,691	6,888	762,579
Closing balance on December 31, 2024	891,303	3,234,729	(2,224)	(69,012)	(77,801)	39,639	24,324	251,482	4,292,440	104,394	4,396,834

Distribution of results from previous year							857,623	(857,623)
Opening balances as of January 1, 2025	891,303	3,234,729	(2,224)	(69,012)	(77,801)	39,639	881,947	(606,141)	4,292,440	104,394	4,396,834
Payment of common stock dividends	-	-	-	-	-	-	(600,336)	-	(600,336)	-	(600,336)
Transfer of retained earnings to reserves	-	227,295	-	-	-	-	(227,295)	-	-	-	-
Provision for payment of common stock dividends	-	-	-	-	-	-	-	121,608	121,608	-	121,608
Provision and interest payments on bonds with no fixed term to maturity	-	-	-	-	-	-	(15,294)	(7,507)	(22,801)	-	(22,801)
Other movements	-	-	-	-	-	-	-	-	-	(1,266)	(1,266)
Subtotal: Transactions with shareholders during the period	-	227,295	-	-	-	-	(842,925)	114,101	(501,529)	(1,266)	(502,795)
Profit for the year (period)	-	-	-	-	-	-	-	797,869	797,869	11,551	809,420
Other comprehensive results for the period	-	-	-	(4,142)	9,072	(1,331)	-	-	3,599	410	4,009
Subtotal: Comprehensive income for the period	-	-	-	(4,142)	9,072	(1,331)	-	797,869	801,468	11,961	813,429
Closing balance as of September 30, 2025	891,303	3,462,024	(2,224)	(73,154)	(68,729)	38,308	39,022	305,829	4,592,379	115,089	4,707,468
(*) See Note 02 letter c for non-controlling interest,
(**) Contains profit for the period and provisions for dividends, interest payments and re-appreciation of issued financial instruments of regulatory capital.

Period	Profit attributable to equity holders	Allocated to reserves	Allocated to dividends	Percentage distribution	Number of shares	Dividend per share (In Ch$)
	Ch$mn	Ch$mn	Ch$mn	%
Year 2024 (Shareholders Meeting April 2025)	857,623	227,295	600,336	70%	188,446,126,794	3.186
Year 2023 (Shareholders Meeting April 2024)	496,404	117,266	347,483	70%	188,446,126,794	1.844
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.
Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-10

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 01 - CORPORATE INFORMATION
Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program.
Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of September 30, 2025, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares.
The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking.
The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl.
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1.Preparation basis
These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail.
The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'.
The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income,Interim Consolidated Statement of Change in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner.
2.Preparation of the Interim Consolidated Financial Statements
The Interim Consolidated Financial Statements as of September 30, 2025, and December 31, 2024 incorporate the individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifying and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank:
i.Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee);
ii.Has exposure or rights to variable returns from its involvement with the investee; and
iii.Has the ability to use its power over the investee to influence the amount of the investor's returns.
The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include:
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-11

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
•The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders.
•The potential voting rights held by the Bank, other vote holders or other parties.
•The rights arising from other contractual agreements.
•Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings.
Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary.
Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated.
Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank’s equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank.
The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statement of Change in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Interim Consolidated Statements of Income.
The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter:
i.Entities controlled by the Bank through participation in equity

		Place of	% of ownership
	Main Activity	Incorporation	As of September 30, 2025			As of December 31, 2024			As of September 30, 2024
		and operation	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Brokerage of financial instruments	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Acquisition of loans and issuance of debt securities	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	-	-	-	-	-	-	50.10	-	50.10
Santander Consumer Finance Limitada	Automotive financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00
Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests).

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-12

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The Bank was authorized by the FMC to carry out the sale of its stake in the subsidiary Klare Corredora de Seguros S.A., which was finalized at the close of fiscal year 2024, and therefore is no longer part of the Bank’s consolidation perimeter.
ii.Entities controlled by the Bank through other considerations and Associates
The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control:
•Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans.
•Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards.
The company Bansa Santander S.A. was included in the consolidation perimeter until May 2024. The company Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024. See Note 05 – Significant Events.
An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’.
The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':

		Place of	% of ownership
		Incorporation	As of September 30,	As of December 31,	As of September 30,
Name of associated entity	Main Activity	and operation	2025	2024	2024
Redbanc S.A.	ATM service	Santiago, Chile	33.43	33.43	33.43
Transbank S.A.	Debit and credit card service	Santiago, Chile	25.00	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic funds transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publicly offered securities	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payment clearing	Santiago, Chile	13.72	13.72	15.00
Administrador Financiero del Transantiago S.A.	Administration of smart cards for public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48
In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence.
iii.Share or rights in other companies
Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 ‘Financial Instruments’. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range.
In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Interim Consolidated Statements of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-13

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
3.Non-controlling interest
Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position .
In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non-controlling interest. This is because the Bank controls them, but has no ownership expressed as a percentage.
4.Reporting segments
The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects:
i.The nature of the products and services.
ii.The nature of production processes.
iii.The type of customer category for which its products and services are intended.
iv.The methods used to distribute their products or provide services.
v.If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities.
The Bank reports separately for each operating segment that meets any of the following quantitative thresholds:
i.Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities.
ii.The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss.
iii.Its assets equal or exceed 10% of the combined assets of all operating segments.
Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users.
Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'.
Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that:
i.Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity).
ii.Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance.
iii.For which discrete financial information is available.
5.Functional and presentation currency
The Bank, in according to IAS 21 'The Effects of Changes in Foreign Exchange Rates', has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-14

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
6. Transaction in foreign currencies
The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounts to $961.65 per US$1 for September 2025 and $912.36 for September 2024 ($994.10 per US$1 for December 2024). For all other currencies, an external pricing provider is used.
The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank.
7.Cash and cash equivalents
The indirect method is used to prepare the Interim Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing.
The following items are taken into consideration in the preparation of the Interim Consolidated Statement of Cash Flows:
i.Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad.
ii.Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing.
iii.Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
iv.Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities.
8.Definitions, classification and measurement of financial assets/liabilities
i.Definitions
A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity.
A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments.
A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments.
An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.
A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.
'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-15

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
ii.Initial recognition
The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations).
A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date.
iii.Classification of financial assets/liabilities
Classification of financial assets
Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets.
The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both.
Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin.
For the assessment, the Bank conducts a test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets.
The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others.
According to the above, the objectives of the business models are:
•To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration.
•To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose.
•Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis.
In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.
Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income.
Classification of financial liabilities
An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities measured at fair value through profit or loss.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-16

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Reclassifications
Reclassifying financial assets only occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified.
iv.Measurement of financial assets/liabilities
Initial measurement
Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss.
Subsequent measurement of financial assets
A financial asset shall subsequently be measured according to the following:
(i)Amortized cost
A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.
Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability.
(ii)Fair value through other comprehensive income
A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount.
(iii)Fair value through profit or loss
A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income.
(iv)Irrevocable election to measure at fair value with changes in other comprehensive income.
Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the de-recognition of these equity instruments are not transferred to profit or loss.
Subsequent measurement of financial liabilities
Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss.
v.De- recognition of financial assets/liabilities
A financial asset shall be derecognized when and only when:
(i)The contractual rights to the cash flow from the financial asset expire, or
(ii)The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-17

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is recognized from the Interim Consolidated Statements of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer.
In the case of sales of financial assets: (i) under fixed-price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not recognized from the Interim Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer.
A financial liability is recognized when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired. In the case of loans, the FMC requirements for recognition apply. See letter o), VIII.
vi. Offsetting a financial asset with a financial liability
A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statements of Financial Position when, and only when, there is now a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of September 30, 2025, and 2024, and December 31, 2024, the Bank has no financial asset/liability that offset.
9.Financial derivatives and hedge accounting
Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes:
i.To provide such instruments to customers who request them to manage their market and credit risks.
ii.To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives').
iii.To benefit from changes in the value of these derivatives (trading derivatives).
Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments.
The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met:
1.To cover one of the following three types of risk:
a.Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging').
b.Changes in estimated cash flows originating from financial assets and liabilities, highly probable commitments and transactions that are expected to be carried out ("cash flow hedge").
c.The net investment in a foreign operation ('hedge of a net investment in a foreign operation').
2.To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that:
a.At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness').
b.There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness').
3.There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-18

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:
a.For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statements of Income.
b.For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro-hedges'), gains or losses arising on measurement of the hedging instruments are recognized directly in the Interim Consolidated Statements of Income under 'Interest and adjustment income'.
c.For cash flow hedges, the efficient portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity.
d.Differences in the valuation of the hedging instrument corresponding to the inefficient portion of cash flow hedging transactions are recognized directly in the Interim Consolidated Statements of Income in 'Net income from financial operations'.
If a derivative designated as a hedge, whether due to termination, ineffectiveness, or any other cause, does not meet the above requirements, hedge accounting is discontinued. When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.
When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognized in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was efficient) continues to be recognized in equity until the hedged transaction occurs. At that time, it is recognized in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognized immediately in the Interim Consolidated Statements of Income.
Embedded derivatives in hybrid financial instruments
'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of September 30, 2025, and 2024, and December 31, 2024, Banco Santander-Chile holds embedded derivatives in dual currency contracts in its portfolio.
10. Fair value of financial assets and liabilities
No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value.
'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability.
When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument.
When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy.
Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost).
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-19

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Interim Consolidated Statements of Income under "Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss".
Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk.
The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value.
For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded.
Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income.
As of September 30, 2025, and 2024, and December 31, 2024, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active.
The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives.
Valuation techniques
According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.
Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds.
In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-20

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The main techniques used as of September 30, 2025, and 2024, and December 31, 2024 by the Bank's internal models to determine the fair value of financial instruments are described below:
i.The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets.
ii.In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the “Black-Scholes” model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity.
iii.In the valuation of certain financial instruments subject to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the “Black-Scholes” model (“plain vanilla” options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates.
The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices.
The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards).
Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use.
Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements.
11. Fixed assets
This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows:
a. Fixed assets for own use
Fixed assets for own use are presented at their acquisition cost, less its corresponding accumulated depreciation and, if applicable, the impairment losses that result from comparing the net value of each item with its corresponding recoverable amount. This includes, among others, the material assets received by the consolidated entities for the liquidation, in whole or in part, of financial assets that represent collection rights against third parties, and which are expected to be continuously used and owned.
Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets:
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-21

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ITEM	Useful Life (Months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and Hardware	36
Vehicles	36
Machines and general equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	64
Air conditioning systems	84
ATMs and teleconsultations	120
Other installations	120
Buildings	1,200
At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary.
Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statements of Income in future years based on the new useful lives.
Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.
b. Assets leased out under operating leases
The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use.
12. Leases
At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:
•The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right.
•The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration.
•The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used.
i.As a lessee
The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-22

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.69%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year.
The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease.
In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted.
The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments.
ii. As a lessor
When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease.
The Bank recognizes lease rentals received on a straight-line income basis over the lease term.
iii.Third-party financing
The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Interim Consolidated Statements of Income under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term.
13. Factoring transactions
Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the loans is recorded as interest income in the Interim Consolidated Statements of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.
14. Intangible assets
Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank.
To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted.
Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.
Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated.
Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-23

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
15. Non-current assets held for sale
Non-current assets held for sale and discontinued operations
Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use.
To apply the above classification, the asset must meet the following requirements:
•It must be available in its current conditions for immediate sale, and a sale must be highly probable.
•For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated.
•Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date.
Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell.
Assets received or awarded in lieu of payment
The goods received or awarded in lieu of payment of loans and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired.
If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Interim Consolidated Statements of Income under 'Credit loss expenses'.
These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Interim Consolidated Statements of Income under 'Other operating expenses'.
At the end of each year, the Bank reviews the selling cost of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2024, the average cost was estimated at 7.11% of the appraised value (5.67% as of December 31, 2023). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets.
In general, these assets are expected to be sold within one year from their date of adjudication. In compliance with Article 84 of the General Banking Law, assets that are not sold within this period are written off in a single installment.
16. Income and expense recognition
The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows:
a.Interest revenue, interest expense, and similar items
Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method.
Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Interim Consolidated Statements of Income unless effectively received.
These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31).
Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-24

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
b.Commissions, fees and similar items
Fee and commission income and expenses are recognized in the Interim Consolidated Statements of Income using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’.
Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties.
The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are:
•Credit prepayment fees, which include fees related to customer prepayments of credit operations.
•Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit.
•Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts.
•Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations.
•Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards.
•Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts.
•Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services.
•Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities.
•Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person).
•Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered.
•Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor.
•Securitization fees, which include fees for securitization services.
•Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others.
•Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services.
Commission expenses comprise:
•Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees.
•License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds.
•Other fees for services linked to the credit card system and cards with the provision of funds.
•Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards.
•Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-25

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
•Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees.
•Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc.
The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commissions.
The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated.
c.Non-financial income and expenses
These are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued).
d.Commissions in the origination of loans
Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Interim Consolidated Statements of Income over the life of the loan.
17. Provisions for credit risk on loans and receivables and contingent liabilities
The Bank continuously evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery.
The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio:
•Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis
•Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions:
i.The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigation factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.
ii.Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis.
Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non-performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans.
A.    Provisions for individual assessments
The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity.
The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this analysis are the industry or sector, business situation, partners and management, the company's financial situation and ability to pay, and payment behavior.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-26

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The portfolio categories and their definitions are as follows:
1.Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.
2.Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4.
3.Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6.
Normal and Substandard Portfolio
As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of default and severity, which result in the expected loss percentages:

Portfolio	Debtor's Category	Probability of Non-performance (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.00	0.0360
	A2	0.10	82.50	0.0825
	A3	0.25	87.50	0.2188
	A4	2.00	87.50	1.7500
	A5	4.75	90.00	4.2750
	A6	10.00	90.00	9.0000
Substandard Portfolio	B1	15.00	92.50	13.8750
	B2	22.00	92.50	20.3500
	B3	33.00	97.50	32.1750
	B4	45.00	97.50	43.8750
The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC.
Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral.
Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.
Impaired Portfolio
The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-27

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008.
The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses.
Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor.
The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Between 3% and 20%	10%
C3	Between 20% and 30%	25%
C4	Between 30% and 50%	40%
C5	Between 50% and 80%	65%
C6	More than 80%	90%
All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:
i.The debtor has no obligations overdue with the Bank for 30 consecutive days or more.
ii.The debtor has not been granted loans to refinance its obligations.
iii.At least one of the payments includes the amortization of capital.
iv.Two payments must already be made if the debtor has made partial loan payments in the last six months.
v.If the debtor must make monthly payments, four consecutive installments must have been paid.
vi.The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.
B.    Provisions for group assessments
Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student loan exposures and debtor exposures that simultaneously meet the following conditions:
i.The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items, the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB.
ii.Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment.
To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors.
The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group-assessed portfolio. These include commercial loans for debtors who are not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-28

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method.
The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD).
Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans).
Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method.
Standard method of provisions for group assessments
1.Residential mortgage portfolio
Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it.
The relevant provisioning factor according to delinquency and LTV is as follows:

LTV Range	Days past due at month-end	0	1-29	30-59	60-89	Impaired portfolio
LTV ≤ 40%	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LTV ≤ 80%	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < LTV ≤ 90%	PNP(%)	2.515	27.93	52.58	79.6952	100
	LGD (%)	21.5527	21.66	21.92	22.1331	22.231
	EL (%)	0.5421	6.0496	11.5255	17.639	22.231
LTV > 90%	PNP(%)	2.74	28.43	53.08	80.3677	100
	LGD (%)	27.2	29.03	29.59	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436
LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral.
EL = Expected loss
This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral.
If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages.
In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below:
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-29

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loss mitigation (LM) factor for loans with state auction insurance
LTV Range	Segment V: Deeded house price (UF)
	V<1,000	1,000< V <= 2,000
LTV <= 40%	100
40% < LTV <= 80%
80% < LTV <=90%	95	96
LTV > 90%	84	89
2.    Commercial loan portfolio
Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans.
Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis.
i.     Commercial leasing operations
For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%)
Days past due at the end of the month	Type of asset
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-performing portfolio	100	100

Loss Given Default (LGD) applicable by PVB range and type of asset (%)
LTV range (*)	Real estate	Non-real estate
LTV ≤ 40%	0.05	18.2
40% < LTV ≤ 50%	0.05	57
50% < LTV ≤ 80%	5.1	68.4
80% < LTV ≤ 90%	23.2	75.1
LTV > 90%	36.2	78.9
(*) LTV= Current value of operation/leased asset value
The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time.
ii.    Student loans
For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-30

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%)
Presents payment enforceability or interest at month-end	Days past due at month-end	Type of student loan
		CAE	CORFO and others
Yes	0	5.2	2.9
	1-29	37.2	15
	30-59	59	43.4
	60-89	72.8	71.9
	Non-performing portfolio	100	100
No	N/A	41.6	16.5

Loss Given Default (LGD) and type of asset (%)
Presents payment enforceability or interest at month-end	Type of student loan
	CAE	CORFO and others
Yes	70.9
No	50.3	45.8
iii.    Generic commercial loans and factoring
For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables:

Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%)
Days past due at month-end	Guarantee		No collateral
	LTVC ≤ 100%	LTVC > 100%
0	1.86	2.68	4.91
1-29	11.6	13.45	22.93
30-59	25.33	26.92	45.3
60-89	41.31	41.31	61.63
Non-performing portfolio	100	100	100

Loss Given Default (LGD) applicable according to LTVC range (%)
Collateral (with/without)	LTVC Range	Factoring and other commercial loans without responsibility of assignor	Factoring with responsibility of assignor
Collateral	LTVC ≤ 60%	5	3.2
	60% < LTVC ≤ 75%	20.3	12.8
	75% < LTVC ≤ 90%	32.2	20.3
	90% < LTVC	43	27.1
No collateral		56.9	35.9
The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that are simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-31

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
The following considerations must be taken into account when calculating the LTVC ratio:
i.Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value.
ii.Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above.
The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the:
•The collateral’s last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value.
•Possible situations that could be causing temporary rises in the values of the collaterals.
•Limits to the amount of coverage established in their respective clauses.
3. Consumer loan portfolio
Expected Loss (EL), which corresponds to the product of Probability of Default (PD) and Loss Given Default (LGD), will be uniformly applied to all consumer loans and contingent loans that the borrower holds with the bank and its subsidiaries in Chile, including consumer leasing operations. In the case of contingent operations, the exposure measure must be calculated in accordance with the provisions set forth in Chapter B-3 of the CASB issued by the FMC, the latest update which was published on March 6, 2024 (Circular No. 2,346).
To define the value of the PNP, the following factors must be calculated for each borrower:
•Delinquency level at the bank: this corresponds to the maximum delinquency level (in days) in the consumer portfolio, including consumer leasing operations, that the borrower has with the bank at the end of the month for which provisions are being determined. For clients with more than one operation, the highest value among them will be used. This variable must be measured across all entities that make up the institution’s global consolidated level.
•30-day delinquency in the financial system: this indicates whether the borrower has at least one direct debt with delinquency equal to or greater than 30 days in any of the 3 months prior to the provisioning month. To construct this variable, the borrower's delinquency across all known credit providers should be considered, using the debtor list compiled by the FMC, as well as the Bank’s own global consolidated data and various financial products. Only debts with communication restrictions under Law No. 19,628 on the Protection of Private Life should be excluded.
•Ownership of a mortgage loan: this variable identifies whether the borrower has a current residential mortgage loan in the financial system. For this, the Bank must use the most recent available information at the time provisions are calculated, considering the debtor list compiled by the FMC, in addition to the Bank’s own global consolidated data.
Based on the above variables, the PNP is determined according to the following table:

	With a residential mortgage loan in the system		Without a residential mortgage loan in the system
Maximum level of delinquency in the month and bank (interval in days that includes extremes)	No over due loan loans of more than 30 days in the system	With over due loan loans of more than 30 days in the system	No over due loan loans of more than 30 days in the system	With over due loan loans of more than 30 days in the system
0 and 7	3.3%	14.6%	6.6%	19.8%
8 and 30	20.4%	41.6%	30.6%	48.5%
31 and 60	50.2%	63.0%	65.1%	66.3%
61 and 89	62.6%	81.7%	72.3%	86.9%
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-32

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
If the borrower is in default (>90 days), the assigned PNP will be 100%.
To determine the value of the LGD, it must be identified whether the borrower has a residential mortgage loan in the system (as defined for PNP), and the type of loan involved. The LGD to be used is defined in the table below:

	Leasing operations and auto loans	Installments loans	Credit card, overdraft and other consumer loans
With residential mortgage loan in the system	33.2%	47.7%	49.5%
Without residential mortgage loan in the system	33.2%	56.6%	60.3%
The assignment of the LGD value should follow these guidelines:
•"Leasing operations and auto loans" include loans whose purpose is to finance the acquisition of personal-use vehicles, which are pledged as collateral in favor of the institution. This category also includes financial consumer leasing operations recorded under item 14800 04 00 of the CASB of the FMC.
•"Installment Loans" correspond to those recorded under item 14800 01 00 of Chapter C-3 of the CASB (Consumer loans in installments), provided they were granted following the signing of a promissory note that clearly states the principal amount, term, interest rate, and number of installments, without a predefined use of the funds (unrestricted use by the borrower), and do not fall into the previous category.
•If a loan does not fall under either of the two definitions above but is classified under line 14800 00 00 (Consumer loans) of the CASB, the LGD value assigned to the “Credit cards, credit lines, and other consumer loans” category should be applied.
C.      Provisions for contingent loans
Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients.
To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below:

Type of loan	Credit Translation Factors (CTF)
Immediately repayable unrestricted credit lines	10%
Contingent loans linked to student loan (CAE)	15%
Letters of credit for goods movement operations	20%
Other unrestricted credit lines	40%
Debt purchase commitments in local currencies abroad	50%
Transactions related to contingent events	50%
Guarantees and sureties	100%
Other credit commitments	100%
Other contingent loans	100%
In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans.
D.    Collateral and credit enhancements
Collateral is only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non-performance.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-33

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least 3 years prior. The Bank has the necessary collateral revaluation standards in place.
Financial collateral, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor.
E.    Additional provisions
According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims.
F. Provisions related to financing with FOGAPE guarantee Covid-19
The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable.
Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions.
G. Provisions established for credit risk as a result of supplementary prudential requirements
This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB.
H.    Distressed loans and suspension of accrual
Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio.
The Bank ceases to recognize income on an accrual basis in the Interim Consolidated Statements of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statements of Financial Position. No income from such loans shall be recognized in the Interim Consolidated Statements of Income unless received.
I.    Charge-offs
As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire.
The charge-offs in question refer to the derecognition in the Interim Consolidated Statements of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-34

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off.
Charge-offs should be carried out in the following circumstances, whichever occurs first:
1.Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset.
2.When an unencumbered claim is 90 days old since it was registered as an asset.
3.Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision.
4.When the period of arrears of a transaction reaches the time limit for charge-offs set out below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months
J.     Recovery of loans previously written off and receivables from clients
Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets Received or Awarded in Lieu of Payment.
The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset.
18. Impairment of financial assets other than loans and receivables and contingent loans
The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables.
The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information.
This model uses a dual measurement approach in which the impairment provision is measured as follows:
•Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date.
•Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument.
At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-35

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram:

Change in credit quality since initial recognition
Phase 1	Phase 2	Phase 3
Initial recognition	Significant increase in credit risk since initial recognition	Credit-impaired assets
Credit loss expected in 12 months	Lifetime credit loss	Lifetime credit loss
Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator.
Measurement of expected credit loss
Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are:
•PNP: The probability of default estimates the probability of non-performance over a given time frame.
•LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time.
•EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults.
The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PNP, among others. Collateral and other credit enhancements are considered to measure expected credit loss.
Determination of a significant increase in risk
For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgment of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance.
The judgment and criteria used to establish thresholds are based on several principles. The principles are as follows:
•Universal: all financial instruments with a credit rating must be assessed for their potential SICR.
•Proportional: the definition of the SICR should consider each portfolio's particularities.
•Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort.
•Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative).
•Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information.
•Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management.
-Documentation: Appropriate documents must be prepared
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-36

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
To classify a financial instrument in phase 2, we consider the following criteria:
•Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default.
◦Qualitative criteria: using expert judgment, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.).
◦Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations.
◦Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.).
Recognition of expected credit loss
An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately.
For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date.
In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value.
19. Impairment of non-financial assets
The Bank's non-financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss.
The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss.
In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed.
20. Provisions, contingent assets and liabilities
Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Interim Consolidated Statements of Financial Position when all the following requirements are met:
i. It is a current obligation (legal or constructive) as a result of past events and,
ii.as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and;
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-37

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
iii.the amount of these resources can be reliably measured.
Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs, which are not within the Bank's control.
The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.
Provisions are classified according to the obligation covered as follows:
•Provisions for employee benefit obligations.
•Provisions for lawsuits and litigations.
•Provisions for operational risk.
•Provisions for mandatory dividends.
•Provisions for contingent loan risks.
•Provisions for contingencies.
21.Income tax and deferred taxes
The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published.
Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation.
For presentation in the Interim Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level.
22.Employee benefits
1.Post-employment benefits – Defined Benefit Plan:
According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement.
Plan Features:
The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:
i.Aimed at the Bank's upper management.
ii.The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old.
iii.The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan.
iv.The Bank will be responsible for granting the benefits directly.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-38

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
To determine the present value of the defined benefit obligation and the current service cost, the projected unit credit method is used. The components of defined benefit cost include:
•Current and past service costs are recognized in profit or loss for the period.
•Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period.
•The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income.
The net defined benefit liability (asset) is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value.
The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits.
The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Interim Consolidated Statements of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income.
The post-employment benefits obligation recognized in the Interim Consolidated Statements of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions.
When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease.
ii.Severance payments:
Severance payments for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known.
iii.Cash-settled share-based payments
The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2. Accordingly, the Bank measures the services received and the obligation incurred at fair value.
Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period.
23.Use of Estimates
Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates.
In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques.
The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statements of Income.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-39

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions.
The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected.
These estimates are based on the best available information and mainly refer to the following:
•Allowances for loan loss (Notes N° 13 and 41).
•Impairment loss on certain assets (Notes N°11, 13, 15, 16, 17, 39 and 40).
•The useful lives of tangible and intangible assets (Notes N° 15, 16 and 17).
•The fair value of assets and liabilities (Notes N° 8, 11, 12, 21 and 44).
•Commitments and contingencies (Note N° 29).
•Current and deferred taxes (Note N°18).
24.Earnings per share
Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of September 30, 2025, and 2024, and as of December 31, 2024, the Bank did not hold any instruments that have a dilutive effect on equity.
25.Temporary acquisition (assignment) of assets
Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits').
The difference between the purchase and sale prices is recorded as financial interest over the contract's life.
26.Assets and investment funds managed by the Bank
The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Interim Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statements of Income.
27.Provision for mandatory dividends
The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Chilean Corporations Law, in line with the Bank’s internal dividend policy, which stipulates that at least 30% of the net income for the year shall be distributed, unless a different agreement is reached at the respective Shareholders’ Meeting by unanimous vote of the issued shares. As of May 2024, the Board of Directors agreed to exercise the authority granted by the most recent Ordinary Shareholders’ Meeting to increase the provision for minimum dividends to 60% of accumulated earnings. In a regular Board meeting held in September 2024, it was agreed to further increase the provision for minimum dividends to 70%, following the same approach taken in the May 2024 Board meeting. For the year 2025, the percentage used for the provision for minimum dividends is 60%. This provision is recorded as a reduction of “Retained Earnings” under the item “Provision for dividends, interest payments, and revaluation of equity instruments” within the Interim Consolidated Statement of Change in Equity.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-40

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED
1. Pronouncements issued and adopted
As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below:
i.Accounting Standards issued by the Financial Markets Commission.
Circular No. 2,346 – Compendium of Accounting Standards for Banks. Chapters B-1 and E. Standardized provisioning model for consumer loans. The regulation was issued on March 8, 2024, and establishes a new standardized methodology for calculating the minimum level of provisions, in which the PD (Probability of Default) is determined based on three factors: delinquency with the bank, delinquency within the financial system, and the holding of a residential mortgage loan. These factors allow for the timely recognition of risk and are aligned with the risk management practices carried out by financial institutions. Regarding the LGD (Loss Given Default), the model allows differentiation based on the type of loan (leasing or auto loans, installment loans, credit cards and lines of credit, or other consumer loans). It also distinguishes debtors who hold a residential mortgage loan within the financial system, enabling banks to recognize a loss level adjusted to the specific characteristics of each transaction. The regulation is effective as of 2025. As of the end of January 2025, the application of the new standardized consumer loan model resulted in an increase in provisions of Ch$93,901 million in the Consolidated Financial Statements, which includes Ch$16,057 million from the impact on the subsidiary Santander Consumer Finance Limitada.
Guarantee Program and Interest-Rate Subsidy under Law No. 21,748. Law No. 21,748 created a new guarantee program for new housing, as well as an interest-rate subsidy for mortgage loans, which consists of a reduction of up to sixty basis points (60 bps), provided that the loan is granted together with the guarantees supplied by the Special Guarantee Fund. This benefit applies exclusively to financing intended for the purchase of new housing, in first sale, with a value not exceeding 4,000 UF, and that meets the requirements established by the Ministry of Finance. The FMC, for its part, deemed it appropriate to clarify the accounting treatment, the estimate of provisions, the determination of the credit-risk weighting factor, the supervision of the Maximum Conventional Rate (TMC), the information regarding the implementation of the program to be submitted to the FMC, among other matters. The Bank is already offering this product in compliance with the established regulatory requirements.
ii. Accounting Standards Issued by the International Accounting Standards Board.
Amendment to IAS 21 to clarify accounting treatment in the absence of convertibility
The amendment, issued on August 15, 2023, provides guidelines on when a currency is considered exchangeable and how to determine the exchange rate when it is not. The amendments include:

i.Specifying when a currency is exchangeable for another currency and when it is not.
ii.Specifying how an entity determines the exchange rate to apply when a currency is not exchangeable.
iii.Requiring the disclosure of additional information when a currency is not exchangeable.

The amendment also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. The Bank has determined that there is no impact from this amendment.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-41

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued
2.Issued pronouncements which have not yet been adopted
As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of September 30, 2025. Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date.
i.Accounting Standards issued by the Financial Markets Commission
NCG No. 537 – Amends Chapter 8-41 of the Updated Compilation of Bank Regulations (UCBR) and Circular No. 1 for Non-Bank Card Issuers regarding the determination of a formula for calculating the minimum payment amount on credit cards, and the exceptional situations in which debtors will be released from this obligation. On June 4, 2025, the FMC issued this amendment, aimed at including a formula for calculating the minimum payment amount on credit cards. NCG No. 537 amends Chapter 8-41 of the UCBR and Circular No. 1 for Non-Bank Issuers. The amendment to Chapter 8-41 of the UCBR includes a new section 5, “Special rules on credit cards”, which establishes a formula and the variables to be considered in calculating the minimum amount that borrowers of money credit operations —originating from the use of credit cards through a revolving or consolidated credit line— must pay monthly to avoid delinquency. The minimum payment is the lowest amount the cardholder must pay each month to remain current. The mathematical formula consists of a percentage of the total billed amount, which requires defining the “non-financeable amount” (NFA) and the “financeable amount” (FM), where: Minimum Payment ≥ (100% × NFA) + (5% × FA)
This regulation came into force on June 4, 2025 with gradual application starting 12 months after its publication, following the mathematical expression for calculation set out in NCG No. 537. The Bank is working on the implementation of this regulatory amendment.
ii.Accounting Standards issued by the International Accounting Standards Board.
IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements aimed at improving the information on financial performance and providing a better basis for analyzing and comparing companies:
•Improved comparability of the statement of profit or loss
•Greater transparency of management-defined performance measures
•More useful aggregation of information in the financial statements
IFRS 18 becomes effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Bank is in the process of analyzing this standard.
IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards.
On August 19, 2025, an amendment was issued allowing subsidiaries that do not have public accountability to apply IFRS standards with reduced disclosure requirements, waiving most of the disclosure obligations under other IFRS standards. These amendments enable eligible subsidiaries to reduce their disclosure requirements. This modification is aligned with the effective date.
With these updates, IFRS 19 is now aligned to cover information requirements through January 1, 2027, the date on which it will become fully effective.
This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank is in the process of analyzing this regulation.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-42

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued
Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are:
Amendments to IFRS 9 – Classification of Financial Assets:
•Financial assets with ESG and similar features: Financial assets with contingent events may pass the SPPI Test if their cash flows are SPPI both before and after the contingent event, and the cash flows do not differ significantly from those of a similar asset without such a contingent event.
•Derecognition of financial liabilities settled through electronic transfer: An accounting policy option is allowed to derecognize such liabilities before the settlement date if certain conditions are met. If this option is chosen, it must be applied to all agreements settled through the same electronic payment system.
Amendments to IFRS 7:
•Investments in equity instruments designated at fair value through OCI: Entities must disclose the fair value result presented in OCI during the period, distinguishing the result from changes in fair value from the result due to derecognition.
•Contractual terms that may change the timing or amount of contractual cash flows: Disclosure is required for contractual terms that may modify the timing or amount of cash flows upon the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic lending risks or costs. This applies to assets measured at amortized cost or fair value through OCI and to financial liabilities measured at amortized cost.
These amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted. The Bank is currently in the process of analyzing this standard.
Annual Improvements to IFRS – Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary non-urgent amendments to the following five Standards:
IFRS 1 – First-time Adoption of International Financial Reporting Standards
IFRS 7 – Financial Instruments: Disclosures
IFRS 9 – Financial Instruments
IFRS 10 – Consolidated Financial Statements
IAS 7 – Statement of Cash Flows
The published amendments will be effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard.
IFRS 9 and IFRS 7 – Renewable Energy Power Purchase Agreements. Issued on December 18, 2024, the amendments include:
•Amendments to IFRS 9 – Financial Instruments:
–The own-use requirements in IFRS 9 have been modified to include factors that an entity must consider when applying the scope of IFRS 9 (paragraph 2.4) to renewable energy power purchase agreements, for both the purchase and receipt of renewable electricity.
–The hedge accounting requirements have also been amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item, provided specified criteria are met, and measuring the hedged item using the same volume assumptions as those used for the hedging instrument.
•Amendments to IFRS 7 – Financial Instruments: Disclosures:
–Specific qualitative and quantitative disclosure requirements are introduced for electricity contracts, depending on their nature and specified characteristics.
The published amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-43

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 04 - ACCOUNTING CHANGES
As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-44

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 05 - SIGNIFICANT EVENTS
As of September 30, 2025, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Interim Consolidated Financial Statements.
Board of Directors
On March 25, 2024, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 22, 2025 , in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings.
On July 17, 2025, full Director Rodrigo Echenique Gordillo submitted his resignation from the Bank’s Board of Directors. Following his resignation, at the regular meeting held on July 29, 2025, José Francisco Doncel Razola was appointed to replace him as full Director, effective as of September.
Shareholders' Meeting
At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, along with the approval of the 2024 Consolidated Financial Statements, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. This profit represents a dividend of Ch$3.18571574 per share, totaling Ch$600,336 million.
It was also approved that the remaining 30% be allocated partly to increase Retained Earnings from prior years by the amount necessary to cover the payment of the next three interest coupons on the Bank’s perpetual bonds, totaling Ch$29,993 million, and to increase the Bank’s Reserves and Other Retained Earnings by Ch$227,295 million.
At the aforementioned Ordinary Shareholders’ Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditors for the 2025 fiscal year.
On April 29, 2025, the Bank proceeded with the payment of dividends to its shareholders.
Subsidiaries
The company PagoNxt Payments Chile SpA has signed an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees as of January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation perimeter from that date.
On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. As of the end of March 2025, the company completed the capital increase for Ch$774 million.
On April 15, 2025, at the Ordinary Shareholders’ Meeting of Operadora de Tarjeta de Pago Santander Getnet Chile S.A., the distribution of dividends equivalent to 40% of the net income for the 2024 fiscal year was approved. These earnings represent a dividend of Ch$0.58653032 per share, totaling Ch$11,730 million, which was paid on April 22, 2025. The remaining 60% was allocated to increase retained earnings.
At the regular Board meeting held on September 30, 2025, the company Operadora de Tarjetas de Pago Santander Getnet Chile S.A. unanimously approved, by the directors present, the distribution of provisional dividends for fiscal year 2025, for a total amount of Ch$23,582 million, out of the accumulated net income as of August 31, 2025.
Bond Issuances
During 2025, the Bank issued bonds totaling UF 13,510,000, CLP 286,050,000,000, CHF 140,000,000, JPY 14,000,000,000 y USD 10,000,000. Details of the bond issuances made during the year are included in Note No. 22.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-45

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 05 - SIGNIFICANT EVENTS, continued
Additional provisions
At the Board of Directors meeting of the Bank held on January 28, 2025, it was agreed to release additional consumer provisions in the amount necessary to cover the implementation of the standardized credit risk model, with the Board unanimously approving the request. Additionally, in January 2025, the management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standardized consumer credit risk model.
As of the end of January 2025, the application of the new standardized consumer credit risk model generated higher provisions amounting to Ch$93,902 million in the consolidated financial statements, which include Ch$16,057 million for the effect on Santander Consumer Finance Limitada.
At the Board of Directors meeting of the Bank held in June 2025, the release of additional provisions from the commercial loan portfolio amounting to Ch$20,000 million was approved.
Basel III
On April 1, 2025, the FMC reported on the annual classification of systemically important banks. In this communication, the FMC Council approved Resolution No. 3,143 regarding this classification, thereby maintaining, for one more year, the requirement for an additional 1.5% Common Equity Tier 1 capital surcharge for the Bank.
On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 regarding the application of additional capital requirements under Pillar II, in which the FMC Council decided to apply additional capital requirements of 0.25%, of which the Bank applied 50% in June 2025.
Others
On January 10, 2025, the Bank made a payment for the maturity of a 144-A bond amounting to US$ 704,132,000.
At the Bank’s Board of Directors meeting held on January 28, 2025, it was decided that the Chief Executive Officer and Country Head, Román Blanco Reinosa, would step down from his position effective July 1, 2025, on which date Andrés Trautmann Buc will assume the role of Chief Executive Officer and Country Head.
The International Finance Corporation (IFC), a member of the World Bank Group (WBG), committed to providing a US$100 million loan to Santander Chile to finance “green building” projects. This is IFC’s first green loan in Chile dedicated exclusively to eco-friendly buildings and also the first loan of this type granted to Grupo Santander worldwide.
On April 23, 2025, the Shareholders’ Meeting of Centro de Compensación Automatizado S.A. was held, where the distribution of dividends totaling Ch$7,500 million was approved. Given Banco Santander’s ownership stake in this company, it is entitled to receive dividends of Ch$2,500 million, which were paid in early May 2025.
As of July 1, 2025, Andrés Trautman Buc assumed the position of Chief Executive Officer and Country Head of Banco Santander Chile.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-46

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 06 - REPORTING SEGMENTS
The Bank manages and measures the performance of its operations by business segments, with information based on the internal management information system, according to the segments established by the Bank.
Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities, and results of each segment include items that are directly attributable to the segment or that can be reasonably allocated to it. A business segment comprises customers who are offered a differentiated product offering but are homogeneous in terms of performance and are measured similarly.
In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organizational structure. These modifications, in turn, have varying degrees of impact on how the Bank is managed and administered. Accordingly, this disclosure provides information on how the Bank is managed as of September 30, 2025.
The Bank is composed of the following business segments:
Retail
It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring.
Wealth Management & Insurance
This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.
Middle-market
This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third-party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans.
Corporate Investment Banking (CIB)
This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For companies, the requirements include annual sales greater than EUR 500 million, EBITDA greater than EUR 150 million, and assets greater than EUR 1,000 million. For financial institutions, the requirement is assets exceeding 10 trillion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Wholesale Banking and Corporate segments. Products include short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation as well as the proprietary investment portfolio.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-47

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 06 - REPORTING SEGMENTS, continued
Corporate activities (“Other”)
This segment includes Financial Management, which carries out global functions related to the management of structural currency positions, structural interest rate risk, and liquidity risk. The latter is managed through issuances and disbursements. Additionally, it manages own funds, the capital allocated to each unit, and the cost of financing investments. All of this generally results in a negative contribution to earnings.
This segment also includes all intra-segment results and all activities not assigned to a specific segment or customer product.
The accounting policies for the segments are the same as those described in the summary of accounting principles and are tailored to meet the Bank's management needs. The Bank obtains the majority of its income from interest income, fee income, and results from financial operations. The chief decision-making authority of each segment relies primarily on interest income, fee income, and expense provisioning to evaluate segment performance and make decisions regarding the allocation of resources to each.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-48

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 06 - REPORTING SEGMENTS, continued
The tables below show the Bank's balances by business segment as of September 30, 2025, and 2024:

	For the nine-month period ended September 30, 2025
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments
Retail	31,135,932	12,688,682	1,231,746	374,438	48,669	(467,726)	(563,373)	(59,981)	563,774	(152,219)	411,555
Wealth Management & insurance	862,364	3,045,811	45,110	23,221	2,923	(4,490)	(24,903)	(927)	40,936	(11,053)	29,883
Middle-Market	6,306,473	4,125,883	250,077	39,670	17,613	(54,586)	(35,501)	(2,813)	214,460	(57,904)	156,556
CIB	2,240,531	7,060,201	157,341	35,166	118,033	1,640	(78,263)	(1,339)	232,578	(62,796)	169,782
Corporate Activity & others	442,978	2,435,843	(171,787)	(31,353)	28,129	94,773	(11,337)	5,479	(86,099)	127,743	41,644
Totals	40,988,278	29,356,420	1,512,487	441,142	215,367	(430,389)	(713,377)	(59,581)	965,649	(156,229)	809,420
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of September 30, 2025		For the quarter ended September 30, 2025
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments
Retail	31,135,932	12,688,682	416,520	125,765	15,636	(117,700)	(184,074)	(24,543)	231,604	(62,534)	169,070
Wealth Management & insurance	862,364	3,045,811	15,016	8,967	912	(97)	(8,042)	(685)	16,071	(4,340)	11,731
Middle-Market	6,306,473	4,125,883	81,287	11,270	5,450	(23,903)	(10,925)	(1,636)	61,543	(16,617)	44,926
CIB	2,240,531	7,060,201	54,362	10,129	42,042	1,503	(25,777)	(664)	81,595	(22,031)	59,564
Corporate Activity & others	442,978	2,435,843	(88,245)	(11,682)	17,161	(3,428)	(4,166)	4,025	(86,335)	51,910	(34,425)
Totals	40,988,278	29,356,420	478,940	144,449	81,201	(143,625)	(232,984)	(23,503)	304,478	(53,612)	250,866
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-49

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 06 - REPORTING SEGMENTS, continued

	As of December 31, 2024		For the nine-month period ended September 30, 2024
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments
Retail	31,942,515	13,016,941	1,163,757	334,441	43,651	(368,388)	(540,626)	(31,320)	601,515	(162,408)	439,107
Wealth Management & insurance	818,155	2,773,286	45,684	17,914	2,127	(2,913)	(25,095)	2,064	39,781	(10,741)	29,040
Middle-Market	6,044,799	4,299,293	233,337	32,847	14,765	(22,833)	(33,072)	248	225,292	(60,829)	164,463
CIB	2,301,491	8,357,393	179,260	40,862	139,185	(3,752)	(69,887)	(243)	285,425	(77,065)	208,360
Corporate Activity & others	216,884	2,912,321	(324,457)	(17,745)	(19,248)	4,366	(11,439)	(38,544)	(407,067)	156,907	(250,160)
Totals	41,323,844	31,359,234	1,297,581	408,319	180,480	(393,520)	(680,119)	(67,795)	744,946	(154,136)	590,810
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.

	As of December 31, 2024		For the quarter ended September 30, 2024
	Loans and receivables from clients (1)	Demand and time deposits (2)	Net interest and readjustment income	Net fee income	Net gains on financial transactions (3)	Provisions	Support Expenses (4)	Other op.income and expenses (5)	Net income before taxes	Income tax	Net income
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Segments
Retail	31,942,515	13,016,941	398,128	123,665	15,661	(128,622)	(194,968)	(8,341)	205,523	(55,490)	150,033
Wealth Management & insurance	818,155	2,773,286	15,889	5,494	677	517	(10,903)	214	11,888	(3,210)	8,678
Middle-Market	6,044,799	4,299,293	77,189	11,803	4,548	(10,596)	(9,857)	396	73,483	(19,841)	53,642
CIB	2,301,491	8,357,393	55,890	14,783	49,712	1,069	(25,523)	(977)	94,954	(25,638)	69,316
Corporate Activity & others	216,884	2,912,321	(69,964)	(9,449)	1,501	1,388	10,568	(13,420)	(79,376)	44,822	(34,554)
Totals	41,323,844	31,359,234	477,132	146,296	72,099	(136,244)	(230,683)	(22,128)	306,472	(59,357)	247,115
(1)Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions
(2)Includes deposits, demand liabilities, and other time deposits.
(3)Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss).
(4)Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.
(5)Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies.
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-50

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 07 - CASH AND CASH EQUIVALENTS
1.The details of the balances included under cash and deposits in banks is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Cash and deposits in banks
Cash	1,308,641	1,227,700
Deposits in the Central Bank of Chile	340,567	1,100,472
Deposits in foreign central banks	-	-
Deposits in domestic banks	830	1,605
Deposits foreign banks	332,995	365,783
Subtotal cash and deposits with banks	1,983,033	2,695,560
Cash items in collection process	85,455	75,442
Other cash equivalents	-	-
Total cash and cash equivalents	2,068,488	2,771,002
The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available.
2.Operations in the process of settlement
Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Assets
Documents held by other banks (document to be cleared)	88,902	121,290
Funds to be received	1,884,143	451,262
Subtotal	1,973,045	572,552
Liabilities
Funds to be paid	1,887,590	497,110
Subtotal	1,887,590	497,110

Cash items in collection process	85,455	75,442
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-51

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS
As of September 30, 2025 and December 31, 2024, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Financial derivatives contracts
Forwards	899,840	1,038,292
Swaps	9,588,264	11,263,354
Call options	3,664	6,618
Put options	1,440	1,506
Futures	-	-
Other	-	-
Subtotal	10,493,208	12,309,770
Debt financial instruments
Chilean Central Bank and Government instruments	579,145	324,982
Other Chilean debt financial instruments	4,597	4,345
Foreign debt financial instruments	-	-
Subtotal	583,742	329,327
Other financial instruments
Mutual Fund Investments	-	-
Equity instruments	-	-
Loans originated and purchased by the entity	-	-
Other	-	-
Subtotal	-	-
Total	11,076,950	12,639,097

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-52

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued
Details of financial derivative contracts as of September 30, 2025, and December 31, 2024, are as follows

	As of September 30, 2025
	Notional
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts
Currency forwards	-	24,561,605	16,857,887	29,999,468	5,814,157	1,408,488	1,400,973	80,042,578	899,840
Interest rate swaps	-	6,377,842	14,380,895	26,222,455	20,633,423	14,305,102	25,319,816	107,239,533	1,501,652
Currency and interest rate swaps	-	1,516,866	3,413,397	16,214,111	20,904,064	16,375,244	24,465,384	82,889,066	8,086,612
Currency call options	-	40,878	78,443	119,255	3,836	-	-	242,412	3,664
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	33,516	25,196	36,775	-	-	-	95,487	1,440
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	32,530,707	34,755,818	72,592,064	47,355,480	32,088,834	51,186,173	270,509,076	10,493,208

	As of December 31, 2024
	Notional
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts
Currency forwards	-	14,227,181	9,262,636	13,988,163	5,818,091	576,456	993,915	44,866,442	1,038,292
Interest rate swaps	-	15,353,818	15,394,905	16,392,696	21,541,572	9,219,884	17,265,959	95,168,834	1,907,001
Currency and interest rate swaps	-	1,826,508	3,315,310	11,052,105	27,159,964	13,026,424	23,665,080	80,045,391	9,356,353
Currency call options	-	42,802	198,509	117,175	8,921	-	-	367,407	6,618
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	71,468	253,669	37,950	-	-	-	363,087	1,506
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	31,521,777	28,425,029	41,588,089	54,528,548	22,822,764	41,924,954	220,811,161	12,309,770

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-53

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS
The Bank has no assets classified in this category.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-54

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
The Bank has no assets classified in this category.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-55

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
Financial assets at fair value through other comprehensive income correspond to:

Financial assets at fair value through other comprehensive income	As of September 30, As of December 31,
	2025	2024
Debt financial instruments	Ch$mn	Ch$mn
Chilean Central Bank and Government financial instruments
Chilean Central Bank financial instruments	-	199,903
Chilean Treasury bonds and notes	2,986,187	1,273,701
Other Chilean government financial instruments	-	-
Subtotal	2,986,187	1,473,604
Under repurchase agreement	1,265,665	397,334
Other Chilean debt financial instruments
Other Chilean bank financial instruments	3,864	5,006
Chilean companies bonds and commercial papers	-	-
Other Chilean financial instruments	-	-
Subtotal	3,864	5,006
Under repurchase agreement	-	-
Foreign debt financial instruments
Foreign Central Banks financial instruments	-	-
Foreign debt financial instruments of governments and fiscal entities	488,164	1,001,105
Foreign debt financial instruments from other banks	-	-
Foreign companies bonds and commercial papers	-	-
Other foreign debt financial instruments	-	207,770
Subtotal	488,164	1,208,875
Under repurchase agreement	-	-
Other financial instruments
Loans originated and purchased by the entity
Interbank loans	-	-
Commercial loans	98,334	55,005
Mortgage loans	134,583	19,898
Consumer loans	-	-
Other	-	-
Subtotal	232,917	74,903
TOTAL	3,711,132	2,762,388
In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$219,000 million and Ch$138,000 million as of September 30, 2025, and December 31, 2024, respectively.
In debt financial instruments, the category "Other debt financial instruments issued abroad" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$100,973 million and Ch$49,705 million as of September 30, 2025, and December 31, 2024, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear, amounting to Ch$528,908 million and Ch$484,624 million as of September 30, 2025, and December 31, 2024, respectively.
Provisions for credit risk for debt financial instruments, amounted to Ch$651 million and Ch$415 million as of September 30, 2025, and December 31, 2024, respectively. Provisions for credit risk on commercial loans amounted to Ch$668 million and Ch$1,141 million as of September 30, 2025, and December 31, 2024, respectively.
Credit risk provisions for mortgage loans amounted to Ch$138 million and Ch$23 million as of September 30, 2025, and December 31, 2024, respectively.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-56

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued
As of September 30, 2025, and December 31, 2024, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Unrealized profit (loss)	(70,741)	(67,161)
Attributable to equity holders	(73,154)	(69,012)
Attributable to non-controlling interest	2,413	1,851

Debt financial instruments generated the following gross realized gains and losses on the sale of instruments:

	As of September 30,
	2025	2024
	MM$	MM$
Sale of debt financial instruments at FVOCI generating realized profits	1,217,009	984,440
Realized profits	342	1,286
Sale of debt financial instruments at FVOCI generating realized losses	3,596,684	273,874
Realized losses	61,602	3,064
The movement of expected credit loss as of September 30, 2025 is as follows:

Debt financial instruments	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2025	415	-	-	415
Newly acquired assets	762	-	-	762
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	(540)	-	-	(540)
Change in measurement without portfolio reclassifying during the period	14	-	-	14
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of September 30, 2025	651	-	-	651

Commercial loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2025	1,141	-	-	1,141
New assets originated	147	-	-	147
Transfer to phase 1	-	-	-	-
Transfer to phase 2	(590)	676	-	86
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	-	-	-	-
Change in measurement without portfolio reclassifying during the period	(477)	(229)	-	(706)
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of September 30, 2025	221	447	-	668

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-57

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Residential mortgage loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2025	23	-	-	23
New assets originated	119	-	-	119
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	-	-	-	-
Change in measurement without portfolio reclassifying during the period	18	-	-	18
Sale or assignment of loans	(22)	-	-	(22)
Adjustment for changes and other	-	-	-	-
As of September 30, 2025	138	-	-	138
The movement of expected credit loss as of December 31, 2024 is as follows:

Debt financial instruments	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2024	787	-	-	787
Newly acquired assets	2,386	-	-	2,386
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognised (excluding charge-offs)	(2,763)	-	-	(2,763)
Change in measurement without portfolio reclassifying during the period	5	-	-	5
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	415	-	-	415

Commercial loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2024	125	-	-	125
New assets originated	148	-	-	148
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	(29)	-	-	(29)
Change in measurement without portfolio reclassifying during the period	897	-	-	897
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	1,141	-	-	1,141

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-58

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

Residential mortgage loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Expected credit loss as of January 1, 2024	-	-	-	-
New assets originated	22	-	-	22
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
Assets derecognized (excluding charge-offs)	-	-	-	-
Change in measurement without portfolio reclassifying during the period	1	-	-	1
Sale or assignment of loans	-	-	-	-
Adjustment for changes and other	-	-	-	-
As of December 31, 2024	23	-	-	23
The Bank assessed those instruments with unrealized loss as of September 30, 2025 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risks to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of September 30, 2025, were not in a continuous unrealized loss position for over one year.
The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025
	Amortized	Fair	Unrealized	Unrealized
	cost	value	profit	loss
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Chilean Central Bank and Government instruments
Chilean Central Bank financial instruments	-	-	-	-
Chilean Treasury bonds and notes	3,042,603	2,986,187	21,049	(77,465)
Other Chilean government financial instruments	-	-	-	-
Subtotal	3,042,603	2,986,187	21,049	(77,465)
Other Chilean debt financial instruments
Other Chilean bank financial instruments	3,825	3,864	39	-
Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	3,825	3,864	39	-
Debt financial debt instruments issued abroad
Financial instruments of central banks abroad	-	-	-	-
Debt financial instruments of foreign governments and fiscal entities	-	-	-	-
Foreign debt financial instruments from other banks	488,035	488,164	1,210	(1,081)
Foreign companies bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	-	-	-	-
Subtotal	488,035	488,164	1,210	(1,081)
Loans originated and purchased by the entity
Commercial loans	97,203	98,334	1,131	-
Mortgage loans	155,014	134,583	-	(20,431)
Subtotal	252,217	232,917	1,131	(20,431)
Total	3,786,680	3,711,132	23,429	(98,977)

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-59

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

	As of December 31, 2024
	Amortized	Fair	Unrealized	Unrealized
	cost	value	profit	loss
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Chilean Central Bank and Government instruments
Chilean Central Bank financial instruments	199,943	199,903	3	(43)
Chilean Treasury bonds and notes	1,350,122	1,273,701	16,609	(93,030)
Other Chilean government financial instruments	-	-	-	-
Subtotal	1,550,065	1,473,604	16,612	(93,073)
Other Chilean debt financial securities
Chilean Bank debt financial instruments	5,023	5,006	7	(24)
Other Chilean companies bonds and commercial papers	-	-	-	-
Other Chilean financial instruments	-	-	-	-
Subtotal	5,023	5,006	7	(24)
Debt financial debt instruments issued abroad
Debt financial instruments of foreign governments and fiscal entities	1,002,107	1,001,105	2,903	(3,905)
Other foreign banks debt financial instruments	-	-	-	-
Foreign bonds and commercial papers	-	-	-	-
Other foreign debt financial instruments	207,770	207,770	-	-
Subtotal	1,209,877	1,208,875	2,903	(3,905)
Loans originated and purchased by the entity
Commercial loans	53,914	55,005	1,091	-
Mortgage loans	21,441	19,898	-	(1,543)
Subtotal	75,355	74,903	1,091	(1,543)
Total	2,840,320	2,762,388	20,613	(98,545)

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-60

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES
The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of September 30, 2025, and December 31, 2024:

As of September 30, 2025
	Notional amount								Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	1,738,495	175,000	1,682,330	764,830	192,330	4,552,985	23,706	88,072
Currency and interest rate swaps	-	375,582	599,972	3,747,628	1,741,748	1,563,184	1,892,282	9,920,396	263,880	291,697
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	375,582	2,338,467	3,922,628	3,424,078	2,328,014	2,084,612	14,473,381	287,586	379,769
Cash flow hedge derivatives
Currency forwards	-	399,392	605,840	1,268,549	236,914	-	-	2,510,695	7,255	22,237
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Currency and interest rate swaps	-	85,658	1,209,350	4,994,604	4,262,258	2,038,909	503,563	13,094,342	113,583	487,985
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	485,050	1,815,190	6,263,153	4,499,172	2,038,909	503,563	15,605,037	120,838	510,222
Total	-	860,632	4,153,657	10,185,781	7,923,250	4,366,923	2,588,175	30,078,418	408,424	889,991

Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-61

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

As of December 31, 2024
	Notional amount								Fair value
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-	-	-	-	-
Interest rate swaps	-	-	-	2,047,050	1,153,300	543,000	397,640	4,140,990	40,062	78,329
Cross currency swaps	-	841,009	224,877	2,093,135	3,127,813	1,177,983	1,436,626	8,901,443	462,924	243,723
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	841,009	224,877	4,140,185	4,281,113	1,720,983	1,834,266	13,042,433	502,986	322,052
Cash flow hedge derivatives
Currency forwards	-	149,115	160,050	1,861,085		-	-	2,170,250	65,196	-
Interest rate swaps	-	-	-	-	-	-	-	-	-	-
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216	275,446	576,342
Currency call options	-	-	-	-	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-	-
Subtotal	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466	340,642	576,342
Total	-	1,879,785	2,374,404	9,492,461	11,718,879	2,249,869	2,987,501	30,702,899	843,628	898,394

Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-62

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
1.Micro-hedge accounting
Fair value micro-hedges
The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate.
The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of September 30, 2025, and December 31, 2024, separated by their term to maturity:

	As of September 30, 2025
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables from clients
Commercial loans	-	96,165	72,123	656,710	-	-	-	824,998
Held to collect investments
Chilean Sovereign Bond	-	-	-	-	16,640	172,675	295,483	484,798
Investment instruments at FVOCI
Chilean Sovereign bond	-	-	-	-	-	-	-	-
Mortgage notes	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	288,495	-	192,330	-	-	480,825
Chilean Treasury bonds	-	-	-	38,346	290,000	790,426	57,964	1,176,736
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Deposits and other time equivalents
Time deposits	-	220,189	284,648	70,392	45,735	-	-	620,964
Issued debt instruments
Senior bonds	-	59,228	-	889,816	872,049	183,379	460,050	2,464,522
Subordinated Bonds	-	-	-	197,428	-	192,330	-	389,758
Interbank borrowing
Interbank loans	-	-	-	879,909	48,082	-	-	927,991
Chilean Central Bank loans	-	-	-	-		-	-	-
Total	-	375,582	645,266	2,732,601	1,464,836	1,338,810	813,497	7,370,592
Hedging instrument
Cross Currency swaps	-	375,582	356,771	2,557,601	932,506	673,980	621,167	5,517,607
Interest rate swaps	-	-	288,495	175,000	532,330	664,830	192,330	1,852,985
Total	-	375,582	645,266	2,732,601	1,464,836	1,338,810	813,497	7,370,592
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-63

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables from clients
Commercial loans	-	-	62,628	81,516	-	-	-	144,144
Investment instruments at FVOCI
Chilean Sovereign bond	-	-	-	-	-	169,155	379,148	548,303
Mortgage notes	-	-	-	-	-	-	-	-
US Treasury bonds	-	-	-	497,050	-	-	-	497,050
Chilean Treasury bonds	-	-	-	-	328,347	204,603	-	532,950
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Deposits and other time equivalents
Time deposits	-	177,944	66,207	286,102	-	-	-	530,253
Issued debt instruments
Senior bonds	-	586,519	96,042	846,503	1,174,316	208,151	506,578	3,418,109
Subordinated Bonds	-	-	-	-	192,083	-	352,487	544,570
Interbank borrowing
Interbank loans	-	76,546	-	427,463	-	-	-	504,009
Chilean Central Bank loans	-	-	-	-	-	-	-	-
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388
Hedging instrument
Cross currency swaps	-	841,009	224,877	1,641,584	1,391,446	438,909	840,573	5,378,398
Forwards	-	-	-	497,050	303,300	143,000	397,640	1,340,990
Total	-	841,009	224,877	2,138,634	1,694,746	581,909	1,238,213	6,719,388

Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-64

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
Cash flow micro-hedging
The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items.
The following are the notional amounts of the hedged item as of September 30, 2025, and December 31, 2024, and the period in which the flows will occur:

	As of September 30, 2025
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables at amortized cost
Mortgage loans	-	-	1,002,595	4,063,325	2,520,886	844,037	281,966	8,712,809
Commercial loans	-	-	-	607,586	364,807	444,450	-	1,416,843
Investment instruments at FVOCI
Chile Sovereign bond	-	-	-	-	-	-	-	-
Chilean Central Bank bonds	-	-	-	-	-	191,905	-	191,905
Chilean Treasury bonds	-	-	-	-	-	-	-	-
Deposits and other time deposits
Time deposits	-	-	-	-	-	-	-	-
Issued debt instruments
Senior bonds	-	-	-	-	-	-	-	-
Subordinated Bonds	-	52,001	-	647,901	1,049,951	558,517	221,597	2,529,967
Interbank borrowing
Interbank loans	-	433,049	812,595	944,341	563,528	-	-	2,753,513
Total	-	485,050	1,815,190	6,263,153	4,499,172	2,038,909	503,563	15,605,037
Hedging instrument
Cross currency swaps	-	85,657	1,209,351	4,994,605	4,262,257	2,038,909	503,563	13,094,342
Forwards	-	399,393	605,839	1,268,548	236,915	-	-	2,510,695
Total	-	485,050	1,815,190	6,263,153	4,499,172	2,038,909	503,563	15,605,037
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-65

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued

	As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables at amortized cost
Mortgage loans	-	680,900	1,623,426	2,208,482	5,622,165	144,203	728,129	11,007,305
Investment instruments at FVOCI
Chile Sovereign bond	-	-	-	-	-	-	-	-
Chilean Central Bank bonds	-	-	-	-	-	-	-	-
Chilean Treasury bonds	-	-	-	-	-	-	191,906	191,906
Deposits and other time deposits
Time deposits	-	-	20,876	338,988	-	-	-	359,864
Issued debt instruments
Senior bonds	-	-	192,083	153,667	-	-	-	345,750
Subordinated Bonds	-	-	-	970,384	896,058	384,683	233,200	2,484,325
Interbank borrowing
Interbank loans	-	357,876	313,142	1,680,755	919,543	-	-	3,271,316
Total	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466
Hedging instrument
Cross currency swaps	-	889,661	1,989,477	3,491,191	7,437,766	528,886	1,153,235	15,490,216
Forwards	-	149,115	160,050	1,861,085	-	-	-	2,170,250
Total	-	1,038,776	2,149,527	5,352,276	7,437,766	528,886	1,153,235	17,660,466
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-66

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
1.Projection of flows by interest rate risk
The estimation of the periods in which flows are expected is presented below:

	As of September 30, 2025
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	6,928	-	57	113	57	-	7,155
Outflows	-	(17,685)	(11,216)	(29,519)	(14,357)	(1,111)	(2,190)	(76,078)
Net flows	-	(10,757)	(11,216)	(29,462)	(14,244)	(1,054)	(2,190)	(68,923)

Hedging instrument
Inflows	-	(6,928)	-	(57)	(113)	(57)	-	(7,155)
Outflows (*)	-	17,685	11,216	29,519	14,357	1,111	2,190	76,078
Net flows	-	10,757	11,216	29,462	14,244	1,054	2,190	68,923
(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

	As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	-	558	57	113	113	-	841
Outflows	-	(7,111)	(9,001)	(67,113)	(44,193)	(2,010)	(2,322)	(131,750)
Net flows	-	(7,111)	(8,443)	(67,056)	(44,080)	(1,897)	(2,322)	(130,909)

Hedging instrument
Inflows	-	-	(558)	(57)	(113)	(113)	-	(841)
Outflows (*)	-	7,111	9,001	67,113	44,193	2,010	2,322	131,750
Net flows	-	7,111	8,443	67,056	44,080	1,897	2,322	130,909
(*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-67

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
2.Projection of cash flows by inflation risk

	As of September 30, 2025
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	126,962	121,683	460,774	280,241	263,034	118,033	1,370,727
Outflows	-	(33,546)	(261)	(10,883)	(14,097)	(49,606)	-	(108,393)
Net flows	-	93,416	121,422	449,891	266,144	213,428	118,033	1,262,334

Hedging instrument
Inflows	-	33,546	261	10,883	14,097	49,606	-	108,393
Outflows	-	(126,962)	(121,683)	(460,774)	(280,241)	(263,034)	(118,033)	(1,370,727)
Net flows	-	(93,416)	(121,422)	(449,891)	(266,144)	(213,428)	(118,033)	(1,262,334)

	As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	106,476	173,281	469,031	628,318	63,681	357,048	1,797,835
Outflows	-	-	(2,004)	(40,788)	(53,291)	(51,136)	-	(147,219)
Net flows	-	106,476	171,277	428,243	575,027	12,545	357,048	1,650,616

Hedging instrument
Inflows	-	-	2,004	40,788	53,291	51,136	-	147,219
Outflows	-	(106,476)	(173,281)	(469,031)	(628,318)	(63,681)	(357,048)	(1,797,835)
Net flows	-	(106,476)	(171,277)	(428,243)	(575,027)	(12,545)	(357,048)	(1,650,616)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-68

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
3.Projection of cash flows by exchange rate risk

	As of September 30, 2025
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(36,874)	(39,509)	(9,268)	(3,478)	(919)	(87)	(90,135)
Net flows	-	(36,874)	(39,509)	(9,268)	(3,478)	(919)	(87)	(90,135)

Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	36,874	39,509	9,268	3,478	919	87	90,135
Net flows	-	36,874	39,509	9,268	3,478	919	87	90,135

	As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Inflows	-	-	-	-	-	-	-	-
Outflows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)
Net flows	-	(137,929)	(155,634)	(181,771)	(3,633)	(1,722)	-	(480,689)

Hedging instrument
Inflows	-	-	-	-	-	-	-	-
Outflows	-	137,929	155,634	181,771	3,633	1,722	-	480,689
Net flows	-	137,929	155,634	181,771	3,633	1,722	-	480,689
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-69

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
2.Effect on other comprehensive income
The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statement of Change in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows:

	As of September 30, As of December 31,
Hedged item	2025	2024
	Ch$mn	Ch$mn
Interbank borrowing	(13,302)	(9,630)
Time deposits and other term equivalents	-	(138)
Issued debt instruments	(4,392)	3,972
Debt instruments at FVOCI	(3,832)	19,449
Loans and receivables at amortized cost	(47,203)	(91,454)
Total	(68,729)	(77,801)
Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio.
3.Effect on results

The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below:

	As of September 30, As of December 31,
Hedged item	2025	2024
	Ch$mn	Ch$mn
Bond hedge derivatives	681	1,288
Interbank loans hedge derivatives	(2,199)	-
Mortgage loans hedge derivatives	(16,068)	(36,625)
Cash flow hedge net income(*)	(17,586)	(35,337)
(*) See Note 28 'Equity', letter f.

4.Net investment hedges in foreign operations
As of September 30, 2025, and December 31, 2024, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-70

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued
5.Fair value macro-hedges
The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:

	Notional amount
As of September 30, 2025	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables at amortized cost
Mortgage loans	-	-	-	-	-	83,861	294,069	377,930
Commercial loans	-	-	1,693,201	1,190,027	1,959,242	905,343	977,046	6,724,859
TOTAL	-	-	1,693,201	1,190,027	1,959,242	989,204	1,271,115	7,102,789
Hedging instrument
Currency and interest rate swaps	-	-	243,201	1,190,027	809,242	889,204	1,271,115	4,402,789
Interest rate swaps	-	-	1,450,000	-	1,150,000	100,000	-	2,700,000
TOTAL	-	-	1,693,201	1,190,027	1,959,242	989,204	1,271,115	7,102,789

	Notional amount
As of December 31, 2024	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Hedged item
Loans and receivables at amortized cost
Mortgage loans	-	-	-	-	-	-	377,928	377,928
Commercial loans	-	-		2,001,551	2,586,367	1,139,074	218,125	5,945,117
TOTAL	-	-	–	2,001,551	2,586,367	1,139,074	596,053	6,323,045
Hedging instrument
Currency and interest rate swaps	-	-		451,551	1,736,367	739,074	596,053	3,523,045
Interest rate swaps	-	-		1,550,000	850,000	400,000	–	2,800,000
TOTAL	-	-	–	2,001,551	2,586,367	1,139,074	596,053	6,323,045
As of September 30, 2025, and December 31, 2024 Ch$150,451 million and Ch$155,587 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19).
As of September 30, 2025, and December 31, 2024 Ch$52,256 million and Ch$76,540 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27).
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-71

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST
The composition and balances as of September 30, 2025, and December 31, 2024, of financial assets at amortized cost are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Financial assets at amortized cost
Rights under repurchase and securities lending agreements
Transactions with domestic banks	-	-
Transactions with foreign banks	273,662	-
Transactions with other domestic entities	160,775	153,135
Transactions with other foreign entities	-	-
Impairment on rights under repurchase agreements	(103)	(48)
Subtotal	434,334	153,087
Debt financial instruments
Chilean Central Bank and Government	5,040,447	4,852,552
Financial debt instruments issued abroad	455,050	324,527
Provision	(1,138)	(1,074)
Subtotal	5,494,359	5,176,005
Interbank loans
Foreign banks	32,230	31,283
Provisions for loans to foreign banks	(44)	(25)
Subtotal	32,186	31,258
Loans and receivables from clients
Commercial loans	17,600,148	17,821,154
Commercial loans	13,358,264	13,369,443
Foreign trade loans	2,006,250	1,929,922
Current account debtors	103,598	130,294
Credit card debtors	153,568	143,729
Factoring transactions	853,285	1,045,548
Commercial leasing transactions	1,012,538	1,077,516
Student loans	32,296	38,246
Other loans and receivables	80,349	86,456
Mortgage loans	17,454,306	17,559,769
Mortgage loans with letters of credit	16	33
Endorsable mortgage loans	303	454
Mortgage bond-financed loans	79,528	85,651
Other mutual mortgage loans	17,298,783	17,396,078
Financial leasing transactions for housing	-	-
Other loans and receivables	75,676	77,553
Consumer loans	5,901,594	5,911,638
Consumer loans in installments	3,825,180	3,783,452
Current account debtors	136,616	145,530
Credit card debtors	1,937,595	1,980,680
Consumer finance leasing transactions	1,762	1,612
Other loans and receivables	441	364
Provisions established for credit risk	(1,315,911)	(1,214,321)
Provisions for commercial loans	(697,854)	(705,431)
Provisions for mortgage loans	(185,190)	(161,171)
Provisions for consumer loans	(432,867)	(347,719)
Subtotal	39,640,137	40,078,240
Total Financial Assets at amortized cost	45,601,016	45,438,590
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-72

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
In the nine month period ended September 30, 2025, the Bank carried out sales of leasing operations amounting to Ch$17,945 million and commercial loans amounting to Ch$12,867 million, to unrelated entities of the local financial system.
a.Rights under repurchase and securities lending agreements
The balances as of September 30, 2025, and December 31, 2024, of these instruments were as follows:

	As of September 30, 2025				As of December 31, 2024
	On demand	Up to 1 month	Between 1 month and 3 months	Total	On demand	Up to 1 month	Between 1 month and 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Foreign banks transactions
Repurchase agreements with other banks	–	273,662	–	273,662	–	–	–	–
Repurchase agreements with foreign Central Banks	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–
Total	–	273,662	–	273,662	–	–	–	–
Other local entities transactions
Repurchase agreements	–	160,775	–	160,775	–	107,359	45,776	153,135
Rights under lending agreements	–	–	–	–	–	–	–	–
Total	–	160,775	–	160,775	–	107,359	45,776	153,135
Other foreign entities transactios
Repurchase agreements	–	–	–	–	–	–	–	–
Rights under lending agreements	–	–	–	–	–	–	–	–
Total	–	–	–	–	–	–	–	–
Total	–	434,437	–	434,437	–	107,359	45,776	153,135

The accumulated credit impairment related to repurchase agreements and securities lending operations amounts to Ch$103 million and Ch$48 million as of September 30, 2025, and December 31, 2024, respectively.

The analysis of the changes in the impairment allowance as of September 30, 2025, and December 31, 2024, is as follows:

	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2025	48	—	—	48
Change in measurement without portfolio reclassifying during the period	(9)	–	–	(9)
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
New transactions originated	786	–	–	786
Sale or transfer	–	–	–	–
Maturity transactions	(722)	–	–	(722)
Other changes in provisions	–	–	–	–
Balance as of September 30, 2025	103	–	–	103
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-73

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2024	–	–	–	–
Change in measurement without portfolio reclassifying during the period	(26)	–	–	(26)
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
New transactions originated	133	–	–	133
Sale or transfer	–	–	–	–
Maturity transactions	(59)	–	–	(59)
Other changes in provisions	–	–	–	–
Balance as of December 31, 2024	48	–	–	48
b.    Debt financial instruments
As of September 30, 2025, and December 31, 2024 the composition of debt financial instruments is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Instruments of the Chilean Central Bank and Government
Chilean Central Bank debt instruments	-	-
Chilean Treasury bonds and notes	5,040,447	4,852,552
Other government debt financial instruments	-	-
Subtotal	5,040,447	4,852,552
Under repurchase agreement	2,356,264	-
Other Chilean debt financial instruments
Chilean other banks debt financial instruments	-	-
Chilean bonds and commercial paper	-	-
Other Chilean debt financial instruments	-	-
Subtotal	-	-
Under repurchase agreement	-	-
Foreign debt financial instruments
Foreign central banks debt financial instruments	-	-
Foreign governments and fiscal entities debt financial instruments	-	-
Foreign other banks debt financial instruments	-	-
Foreign companies bonds and commercial paper	-	-
Other foreign debt financial instruments	455,050	324,527
Subtotal	455,050	324,527
Under repurchase agreement	-	-
Expected credit loss allowance
Expected credit loss allowance	(1,138)	(1,074)
Subtotal	(1,138)	(1,074)
Total	5,494,359	5,176,005
Under the item “Chilean Treasury and Central Bank of Chile,” instruments are held as collateral to cover margin requirements for derivative operations through Comder Contraparte Central S.A., amounting to Ch$82,690 million and Ch$79,400 million as of September 30, 2025, and December 31, 2024, respectively. In addition, collateral is maintained for operations through the “Cámara de pagos de Bajo Valor" (CPBV) amounting to Ch$— and Ch$179,179 million as of September 30, 2025, and December 31, 2024 , respectively.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-74

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
Under the item “Debt instruments issued abroad,” instruments are held as collateral to cover margin requirements for derivative operations, amounting to Ch$179,983 million and Ch$133,381 million as of September 30, 2025, and December 31, 2024, respectively.
Analysis of changes in the impairment value as of September 30, 2025, and December 31, 2024, is as follows:

	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2025	1,074	-	-	1,074
Change in measurement without portfolio reclassifying during the period	36	-	-	36
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	28	-	-	28
Sale, transfer or maturity	-	-	-	-
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of September 30, 2025	1,138	-	-	1,138

	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balances as of January 1, 2024	1,729	-	-	1,729
Change in measurement without portfolio reclassifying during the period	(290)	-	-	(290)
Transfer to phase 1	-	-	-	-
Transfer to phase 2	-	-	-	-
Transfer to phase 3	-	-	-	-
New assets originated	1,256	-	-	1,256
Sale, transfer or maturity	(1,621)	-	-	(1,621)
Paid loans	-	-	-	-
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	1,074	-	-	1,074
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-75

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
c. Interbank loans
As of September 30, 2025, and December 31, 2024, the details of amounts owed to banks is as follows:

Interbank loans As of September 30, 2025 (In Ch$mn)	Financial assets before provisions				Established provisions
	Normal portfolio	Substandard Portfolio	Non-performing portfolio	Total	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Net financial assets
	Individual	Individual	Individual		Individual	Individual	Individual
	Assessment	Assessment	Assessment		Assessment	Assessment	Assessment
Banks in the country
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	32,230	-	-	32,230	44	-	-	44	32,186
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	32,230	-	-	32,230	44	-	-	44	32,186
Central Bank of Chile
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks	-	-	-	-	-	-	-	-	-
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	32,230	-	-	32,230	44	-	-	44	32,186
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-76

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Interbank loans As of December 31, 2024 (In Ch$mn)	Financial assets before provisions				Established provisions
	Normal portfolio	Substandard Portfolio	Non-performing portfolio	Total	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Net financial assets
	Individual	Individual	Individual		Individual	Individual	Individual
	Assessment	Assessment	Assessment		Assessment	Assessment	Assessment
Banks in the country
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Non-transferable deposits in domestic bank	-	-	-	-	-	-	-	-	-
Other loans with domestic banks	-	-	-	-	-	-	-	-	-
Foreign banks
Interbank liquidity loans	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	31,283	-	-	31,283	25	-	-	25	31,258
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-
Current account deposits with banks abroad for derivative transactions	-	-	-	-	-	-	-	-	-
Other non-transferable deposits with banks abroad	-	-	-	-	-	-	-	-	-
Other loans with foreign banks	-	-	-	-	-	-	-	-	-
Subtotal domestic and foreign banks	31,283	-	-	31,283	25	-	-	25	31,258
Central Bank of Chile
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Foreign central banks
Current account deposits for derivatives transactions with a central counterparty	-	-	-	-	-	-	-	-	-
Other unavailable deposits	-	-	-	-	-	-	-	-	-
Other loans	-	-	-	-	-	-	-	-	-
Subtotal Central Bank of Chile and foreign central banks	-	-	-	-	-	-	-	-	-
TOTAL	31,283	-	-	31,283	25	-	-	25	31,258
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-77

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
d. Loans and receivables from clients
The balances of Loans and receivables from clients as of September 30, 2025, and December 31, 2024, are as follows:

Loans and receivables As of September 30, 2025 (In Ch$mn)	Financial assets before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Commercial loans
Commercial loans	6,682,776	4,521,974	1,080,590	608,760	464,164	13,358,264	75,292	64,110	49,419	201,003	163,621	553,445	2,706	556,151	12,802,113
Foreign trade loans Chilean exports	986,998	9,327	41,269	14,707	2,779	1,055,080	19,963	345	4,694	5,221	1,816	32,039	–	32,039	1,023,041
Foreign trade loans Chilean imports	815,249	75,647	37,398	13,868	3,116	945,278	22,476	2,057	3,212	10,061	1,674	39,480	–	39,480	905,798
Foreign trade loans between third countries	4,933	–	959	–	–	5,892	41	–	133	–	–	174	–	174	5,718
Current account debtors	55,862	33,913	6,749	953	6,121	103,598	1,436	1,136	805	484	3,366	7,227	–	7,227	96,371
Credit card debtors	30,365	110,170	2,402	696	9,935	153,568	802	3,291	285	312	5,540	10,230	–	10,230	143,338
Factoring transactions	801,979	25,290	16,720	5,378	3,918	853,285	11,092	549	1,949	2,781	3,427	19,798	–	19,798	833,487
Commercial leasing transactions	728,079	147,148	85,819	40,488	11,004	1,012,538	4,160	1,016	1,344	7,001	9,932	23,453	7	23,460	989,078
Student loans	–	24,288	–	–	8,008	32,296	–	540	–	–	2,378	2,918	–	2,918	29,378
Other loans and receivables	6,159	63,612	1,308	1,371	7,899	80,349	75	2,283	59	691	3,269	6,377	–	6,377	73,972
Subtotal	10,112,400	5,011,369	1,273,214	686,221	516,944	17,600,148	135,337	75,327	61,900	227,554	195,023	695,141	2,713	697,854	16,902,294
Mortgage loans
Loans with mortgage finance	–	–	–	–	16	16	–	–	–	–	1	1	–	1	15
Endorsable mortgage mutual loans	–	236	–	–	67	303	–	–	–	–	7	7	–	7	296
Mortgage bond-financed loans	–	76,283	–	–	3,245	79,528	–	124	–	–	290	414	–	414	79,114
Other mutual mortgage loans	–	16,260,820	–	–	1,037,963	17,298,783	–	34,619	–	–	148,782	183,401	–	183,401	17,115,382
Financial leasing transaction for housing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other loans and receivables	–	66,390	–	–	9,286	75,676	–	206	–	–	1,161	1,367	–	1,367	74,309
Subtotal	–	16,403,729	–	–	1,050,577	17,454,306	–	34,949	–	–	150,241	185,190	–	185,190	17,269,116
Consumer loans
Consumer loans in installments	–	3,562,348	–	–	262,832	3,825,180	–	162,542	–	–	157,724	320,266	–	320,266	3,504,914
Current account debtors	–	128,153	–	–	8,463	136,616	–	7,183	–	–	4,876	12,059	–	12,059	124,557
Credit card debtors	–	1,902,407	–	–	35,188	1,937,595	–	79,784	–	–	20,460	100,244	–	100,244	1,837,351
Consumer finance leasing transactions	–	1,751	–	–	11	1,762	–	45	–	–	4	49	–	49	1,713
Other loans and receivables	–	23	–	–	418	441	–	6	–	–	243	249	–	249	192
Subtotal	–	5,594,682	–	–	306,912	5,901,594	–	249,560	–	–	183,307	432,867	–	432,867	5,468,727
TOTAL	10,112,400	27,009,780	1,273,214	686,221	1,874,433	40,956,048	135,337	359,836	61,900	227,554	528,571	1,313,198	2,713	1,315,911	39,640,137
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-78

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Loans and receivables As of December 31, 2024 (In Ch$mn)	Financial assets before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Commercial loans
Commercial loans	6,926,688	4,334,067	964,136	687,943	456,609	13,369,443	73,894	60,295	25,424	233,212	162,058	554,883	4,295	559,178	12,810,265
Foreign trade loans Chilean exports	937,668	13,826	82,939	18,958	1,673	1,055,064	14,683	419	6,592	11,583	972	34,249	-	34,249	1,020,815
Foreign trade loans Chilean imports	766,103	65,524	26,021	13,318	2,740	873,706	20,608	1,828	1,625	10,791	1,441	36,293	-	36,293	837,413
Foreign trade loans between third countries	1,152	-	-	-	-	1,152	12	-	-	-	-	12	-	12	1,140
Current account debtors	81,814	30,718	7,532	1,839	8,391	130,294	1,398	991	840	793	4,958	8,980	-	8,980	121,314
Credit card debtors	27,570	102,333	2,210	802	10,814	143,729	771	3,083	266	384	6,473	10,977	-	10,977	132,752
Factoring transactions	993,729	27,947	15,086	5,112	3,674	1,045,548	12,433	530	1,567	4,311	2,689	21,530	-	21,530	1,024,018
Commercial leasing transactions	759,480	158,226	98,351	50,621	10,838	1,077,516	3,564	3,326	1,537	6,474	6,336	21,237	15	21,252	1,056,264
Student loans	-	28,606	-	-	9,640	38,246	-	744	-	-	2,244	2,988	-	2,988	35,258
Other loans and receivables	6,529	65,612	393	6,415	7,507	86,456	87	1,655	38	5,100	3,092	9,972	-	9,972	76,484
Subtotal	10,500,733	4,826,859	1,196,668	785,008	511,886	17,821,154	127,450	72,871	37,889	272,648	190,263	701,121	4,310	705,431	17,115,723
Mortgage loans
Loans with mortgage finance	-	4	-	-	29	33	-	-	-	-	3	3	-	3	30
Endorsable mortgage mutual loans	-	367	-	-	87	454	-	1	-	-	6	7	-	7	447
Mortgage bond-financed loans	-	81,222	-	-	4,429	85,651	-	137	-	-	360	497	-	497	85,154
Other mutual mortgage loans	-	16,466,308	-	-	929,770	17,396,078	-	34,114	-	-	125,043	159,157	-	159,157	17,236,921
Financial leasing transaction for housing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans and receivables	-	69,110	-	-	8,443	77,553	-	210	-	-	1,297	1,507	-	1,507	76,046
Subtotal	-	16,617,011	-	-	942,758	17,559,769	-	34,462	-	-	126,709	161,171	-	161,171	17,398,598
Consumer loans
Consumer loans in installments	-	3,522,973	-	-	260,479	3,783,452	-	113,734	-	-	146,573	260,307	-	260,307	3,523,145
Current account debtors	-	136,185	-	-	9,345	145,530	-	6,132	-	-	7,038	13,170	-	13,170	132,360
Credit card debtors	-	1,946,063	-	-	34,617	1,980,680	-	48,324	-	-	25,660	73,984	-	73,984	1,906,696
Consumer finance leasing transactions	-	1,592	-	-	20	1,612	-	14	-	-	15	29	-	29	1,583
Other loans and receivables	-	59	-	-	305	364	-	7	-	-	222	229	-	229	135
Subtotal	-	5,606,872	-	-	304,766	5,911,638	-	168,211	-	-	179,508	347,719	-	347,719	5,563,919
TOTAL	10,500,733	27,050,742	1,196,668	785,008	1,759,410	41,292,561	127,450	275,544	37,889	272,648	496,480	1,210,011	4,310	1,214,321	40,078,240

Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-79

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
e. Contingent loans
Contingent loan balances as of September 30, 2025, and December 31, 2024, are as follows:

Credit risk exposure from contingent loans As of September 30, 2025 (In Ch$mn)	Contingent loan exposure before provisions					Total	Established provisions					Total	Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Personal guarantees	536,456	806	55,512	113	-	592,887	2,185	19	3,140	102	-	5,446	587,441
Letter of credits of merchandise traffic operations	45,769	280	1,539	-	-	47,588	538	7	1	-	-	546	47,042
Debt purchase commitments in local currencies abroad	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	851,075	22,368	39,622	7,598	393	921,056	12,020	498	1,326	3,700	224	17,768	903,288
Unrestricted prompt cancel credit lines	266,849	893,138	2,071	1,111	13,972	1,177,141	1,457	27,141	138	374	7,839	36,949	1,140,192
Unrestricted credit lines	-	-	-	-	-	-	-	-	-	-	-	-	-
Student loans under Law N°20,027 for higher education (CAE)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other irrevocable credit commitments	193,036	4	68,089	-	-	261,129	1,123	1	-	-	-	1,124	260,005
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-

Credit risk exposure from contingent loans As of December 31, 2024 (In Ch$mn)	Contingent loan exposure before provisions					Total	Established provisions					Total	Net contingent loan risk exposure
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Personal guarantees	234,959	73,273	57,695	-	-	365,927	2,171	2,048	3,607	-	-	7,826	358,101
Letter of credits of merchandise traffic operations	60,579	450	652	-	-	61,681	629	13	-	-	-	642	61,039
Debt purchase commitments in local currencies abroad	-	-	-	-	-	-	-	-	-	-	-	-	-
Transactions related to contingent events	1,035,872	21,884	41,954	8,587	611	1,108,908	11,523	517	1,702	4,441	380	18,563	1,090,345
Unrestricted prompt cancel credit lines	241,390	860,881	2,016	893	13,992	1,119,172	1,332	5,643	189	460	9,037	16,661	1,102,511
Unrestricted credit lines	-	-	-	-	-	-	-	-	-	-	-	-	-
Student loans under Law N°20,027 for higher education (CAE)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other irrevocable credit commitments	194,801	6	-	-	-	194,807	1,070	-	-	-	-	1,070	193,737
Other contingent loans	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-80

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
f. Breakdown of movement in established provisions - Interbank loans
A summary of the movements of established provisions for Interbank loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period
Individual assessment
	Normal	Substandard	Impaired	Total
	Portfolio	Portfolio	portfolio
Interbank loans
Balance as of January 1, 2025	25	-	-	25
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	174	-	-	174
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(153)	-	-	(153)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	(2)	-	-	(2)
Other changes in provisions	-	-	-	-
Balance as of September 30, 2025	44	-	-	44

Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period
Individual assessment
	Normal	Substandard	Impaired	Total
	Portfolio	Portfolio	portfolio
Interbank loans
Balance as of January 1, 2024	114	-	-	114
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	-	-	-	-
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:	-	-	-	-
Individual Normal to Substandard	-	-	-	-
Individual Normal to Individual Impaired	-	-	-	-
Substandard to Individual Impaired	-	-	-	-
Substandard to Individual Normal	-	-	-	-
Individual Impaired to Substandard	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	-
New loans originated	142	-	-	142
New loans due to translation from contingent to loan	-	-	-	-
New loans purchased	-	-	-	-
Sale or assignment of loans	-	-	-	-
Release due to loan payment	(233)	-	-	(233)
Provision application for charge-offs	-	-	-	-
Recovery of impaired loans	-	-	-	-
Exchange rate difference	2	-	-	2
Other changes in provisions	-	-	-	-
Balance as of December 31, 2024	25	-	-	25
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-81

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
g. Breakdown of movement in established provisions - Commercial Loans

A summary of the movements of established provisions for Commercial Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Commercial loans
Balance as of January 1, 2025	127,450	72,871	37,889	272,648	190,263	701,121	4,310	705,431
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	34,025	75,819	20,873	123,538	99,087	353,342	10	353,352
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Individual Normal to Substandard	(11,680)	–	23,151	–	–	11,471	30	11,501
Individual Normal to Individual Impaired	(76)	–	–	471	–	395	–	395
Substandard to Individual Impaired	–	–	(10,411)	28,065	–	17,654	–	17,654
Substandard to Individual Normal	925	–	(1,591)	–	–	(666)	23	(643)
Individual Impaired to Substandard	–	–	136	(187)	–	(51)	–	(51)
Individual Impaired to Individual Normal	–	–	–	–	–	–	–	–
Group normal to Group Impaired	–	(27,226)	–	–	59,135	31,909	78	31,987
Group Impaired to Group normal	–	1,444	–	–	(22,109)	(20,665)	8	(20,657)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	2,246	–	(1,297)	(730)	–	219	55	274
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(27)	(1,129)	–	–	2,133	977	30	1,007
New loans originated	220,341	28,456	–	–	–	248,797	2,217	251,014
New loans due to translation from contingent to loan	573	1,076	–	–	–	1,649	–	1,649
New loans purchased	–	–	–	–	–	–	–	–
Sale or assignment of loans	(331)	–	–	–	–	(331)	–	(331)
Release due to loan payment	(236,709)	(75,907)	(6,551)	(48,254)	(23,069)	(390,490)	(4,048)	(394,538)
Provision application for charge-offs	–	–	–	(144,635)	(110,298)	(254,933)	–	(254,933)
Recovery of impaired loans	–	–	–	–	–	–	–	–
Changes in models and methodologies	–	–	–	–	–	–	–	–
Exchange rate difference	(1,400)	(77)	(299)	(3,362)	(119)	(5,257)	–	(5,257)
Other changes in provisions	–	–	–	–	–	–	–	–
Balance as of September 30, 2025	135,337	75,327	61,900	227,554	195,023	695,141	2,713	697,854

Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-82

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	Deductible FOGAPE Covid-19 guarantees	Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Commercial loans
Balance as of January 1, 2024	92,730	68,151	30,658	257,192	211,331	660,062	10,170	670,232
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	36,796	105,960	18,824	128,184	78,653	368,417	37	368,454
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Individual Normal to Substandard	(10,150)	-	16,846	-	-	6,696	147	6,843
Individual Normal to Individual Impaired	(6)	-	-	2	-	(4)	-	(4)
Substandard to Individual Impaired	-	-	(14,171)	30,188	-	16,017	-	16,017
Substandard to Individual Normal	1,153	-	(2,314)	-	-	(1,161)	62	(1,099)
Individual Impaired to Substandard	-	-	342	(873)	-	(531)	-	(531)
Individual Impaired to Individual Normal	6	-	-	(3)	-	3	-	3
Group normal to Group Impaired	-	(35,222)	-	-	77,549	42,327	226	42,553
Group Impaired to Group normal	-	1,827	-	-	(23,561)	(21,734)	15	(21,719)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	5,187	-	(661)	(278)	-	4,248	12	4,260
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	(4)	(1,951)	-	-	101	(1,854)	100	(1,754)
New loans originated	248,379	44,664	-	-	-	293,043	40	293,083
New loans due to translation from contingent to loan	919	1,384	-	-	-	2,303		2,303
New loans purchased	-	36	-	-	17	53	-	53
Sale or assignment of loans	(1,188)	-	-	-	-	(1,188)	-	(1,188)
Release due to loan payment	(252,183)	(112,343)	(13,540)	(39,502)	(28,147)	(445,715)	(6,499)	(452,214)
Provision application for charge-offs	-	-	-	(113,252)	(124,413)	(237,665)	-	(237,665)
Recovery of impaired loans	-	-	-	-	-	-	-	-
Changes in models and methodologies	-	-	-	-	-	-	-	-
Exchange rate difference	5,811	312	1,905	10,990	385	19,403	-	19,403
Other changes in provisions	-	53	-	-	(1,652)	(1,599)	-	(1,599)
Balance as of December 31, 2024	127,450	72,871	37,889	272,648	190,263	701,121	4,310	705,431
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-83

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
h. Breakdown of movement in established provisions – Residential Mortgage loans
A summary of the movements of established provisions for Residential Mortgage Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio
Residential Mortgage loans
Balance as of January 1, 2025	34,462	126,709	161,171
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	40,128	61,946	102,074
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:
Group normal to group impaired	(6,549)	27,524	20,975
Group impaired to Group normal	1,082	(11,927)	(10,845)
New loans originated	799	-	799
New loans purchased	-	-	-
Sale or assignment of loans	-	-	-
Release due to loan payment	(34,973)	(9,736)	(44,709)
Provision application for charge-offs	-	(44,275)	(44,275)
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	-	-	-
Balance as of September 30, 2025	34,949	150,241	185,190

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Group Assessment		Total
	Normal Portfolio	Impaired portfolio
Residential Mortgage loans
Balance as of January 1, 2024	32,350	116,031	148,381
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	53,404	81,602	135,006
Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]:
Group normal to group impaired	(9,670)	43,311	33,641
Group impaired to Group normal	1,166	(11,006)	(9,840)
New loans originated	1,297	-	1,297
New loans purchased	-	-	-
Sale or assignment of loans	(55)	-	(55)
Release due to loan payment	(44,030)	(59,429)	(103,459)
Provision application for charge-offs	-	(43,800)	(43,800)
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	-	-	-
Other changes in provisions	-	-	-
Balance as of December 31, 2024	34,462	126,709	161,171
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-84

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
i. Breakdown of movement in established provisions – Consumer Loans
A summary of the movements of established provisions for Consumer Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in established provisions for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Group Assessment		Total
	Normal portfolio	Impaired portfolio
Consumer loans
Balance as of January 1, 2025	168,211	179,508	347,719
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	404,249	214,520	618,769
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Group normal to Group impaired	(121,141)	177,873	56,732
Group impaired to Group normal	9,735	(31,784)	(22,049)
New loans originated	72,212		72,212
New loans due to translation from contingent to loan	14,859	-	14,859
New loans purchased	-	-	-
Sale or assignment of loans	-	-	-
Release due to loan payment	(298,478)	(100,117)	(398,595)
Provision application for charge-offs		(256,692)	(256,692)
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	(87)	(1)	(88)
Other changes in provisions	-	-	-
Balance as of September 30, 2025	249,560	183,307	432,867

Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Group Assessment		Total
	Normal portfolio	Impaired portfolio
Consumer loans
Balance as of January 1, 2024	169,345	166,031	335,376
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	331,869	284,897	616,766
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Group normal to Group impaired	(80,574)	255,012	174,438
Group impaired to Group normal	9,525	(35,761)	(26,236)
New loans originated	84,984	-	84,984
New loans due to translation from contingent to loan	13,373	-	13,373
New loans purchased	1,278	814	2,092
Sale or assignment of loans	(1,407)	-	(1,407)
Release due to loan payment	(364,183)	(117,560)	(481,743)
Provision application for charge-offs	-	(353,415)	(353,415)
Recovery of impaired loans	-	-	-
Changes in models and methodologies	-	-	-
Exchange rate difference	96	6	102
Other changes in provisions	3,905	(20,516)	(16,611)
Balance as of December 31, 2024	168,211	179,508	347,719
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-85

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
j. Breakdown of movement in established provisions – Contingent Loans
A summary of the movements of established provisions for Contingent Loans, as of September 30, 2025, and December 31, 2024 , is as follows:

Breakdown of movement in provisions established for credit risk portfolio during the period As of September 30, 2025 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Contingent loan exposure
Balance as of January 1, 2025	16,723	8,218	5,502	4,900	9,419	44,762
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	2,964	32,946	380	218	763	37,271
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Individual Normal to Substandard	(368)	-	627	-	-	259
Individual Normal to Individual Impaired	-	-	-	1	-	1
Substandard to Individual Impaired	-	-	(151)	847	-	696
Substandard to Individual Normal	288	-	(568)	-	-	(280)
Individual Impaired to Substandard	-	-	-	-	-	-
Individual Impaired to Individual Normal	-	-	-	(9)	-	(9)
Group Normal to Group Impaired	-	(551)	-	-	8,891	8,340
Group Impaired to Group Normal	-	37	-	-	(4,274)	(4,237)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	(103)	-	(48)	(15)	-	(166)
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	48	-	-	3	51
New contingent loans granted	12,896	4,605	-	-	-	17,501
Release due to loan payment	(15,007)	(17,557)	(1,023)	(1,783)	(6,900)	(42,270)
Contingent loans from translation to loans	18	211	4	18	253	504
Changes in models and methodologies	-	-	-	-	-	-
Exchange rate difference	(90)	(331)	(115)	(4)	(90)	(630)
Other changes in provisions	-	40	-	-	-	40
Balance as of September 30, 2025	17,321	27,666	4,608	4,173	8,065	61,833

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-86

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn)	Movement in established provisions by portfolio for the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Contingent loan exposure
Balance as of January 1, 2024	14,999	6,381	5,763	5,315	7,824	40,282
Provision establishment/(release) by:
Change in measurement without portfolio reclassifying during the period:	3,510	9,414	1,271	1,989	2,918	19,102
Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]:
Individual Normal to Substandard	(587)	-	967	-	-	380
Individual Normal to Individual Impaired	-	-	-	-	-	-
Substandard to Individual Impaired	-	-	(1,409)	6,882	-	5,473
Substandard to Individual Normal	136	-	(319)	-	-	(183)
Individual Impaired to Substandard	-	-	1	(11)	-	(10)
Individual Impaired to Individual Normal	-	-	-	(42)	-	(42)
Group Normal to Group Impaired	-	(210)	-	-	11,758	11,548
Group Impaired to Group Normal	-	13	-	-	(4,217)	(4,204)
Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired)	109	-	(10)	(2)	-	97
Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired)	-	65	-	-	-	65
New contingent loans granted	17,602	5,278	-	-	-	22,880
Release due to loan payment	(19,774)	(13,292)	(1,201)	(9,264)	(9,716)	(53,247)
Contingent loans from translation to loans	42	243	7	3	469	764
Changes in models and methodologies	-	-	-	-	-	-
Exchange rate difference	686	303	432	30	383	1,834
Other changes in provisions	-	23	-	-	-	23
Balance as of December 31, 2024	16,723	8,218	5,502	4,900	9,419	44,762
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-87

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
k. Concentration of loans by economic activity

The breakdown of loans by economic activity as of September 30, 2025, and December 31, 2024, is as follows:

Composition of economic activity for loans, contingent loan exposure and accrued provision As of September 30, 2025 (In Ch$mn)	Loans and contingent loan exposures			Established provisions
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans
Interbank loans	-	32,230	32,230	-	44	44
Commercial loans
Agriculture and livestock	562,536	2	562,538	34,498	-	34,498
Fruticulture	536,791	1,002	537,793	36,704	2	36,706
Forestry	162,444	-	162,444	7,384	-	7,384
Fishing	305,940	-	305,940	10,163	-	10,163
Mining	443,147	-	443,147	6,583	-	6,583
Oil and natural gas	14,264	-	14,264	175	-	175
Manufacturing	-	-	-	-	-	-
Food, beverages and tobacco	408,264	31	408,295	12,404	-	12,404
Textile, leather and footwear	84,673	959	85,632	4,714	133	4,847
Wood and furniture	87,936	-	87,936	2,836	-	2,836
Pulp, paper and printing	65,215	-	65,215	2,522	-	2,522
Chemicals and oil products	137,956	-	137,956	4,173	-	4,173
Metallic, non-metallic, machinery, or other	440,362	-	440,362	20,882	-	20,882
Other manufacturing	257,673	457	258,130	10,064	20	10,084
Electricity, gas and water	761,374	-	761,374	9,059	-	9,059
Housing construction	259,948	-	259,948	6,239	-	6,239
Non-housing construction (office, civil works)	496,972	3	496,975	11,688	-	11,688
Wholesale commerce	1,935,863	11,301	1,947,164	115,844	85	115,929
Retail trade, restaurants and hotels	1,762,287	447	1,762,734	83,456	24	83,480
Transport and storage	693,466	75	693,541	23,185	40	23,225
Telecommunications	580,656	1	580,657	6,849	-	6,849
Financial services	518,052	4,093	522,145	4,655	9	4,664
Business services	-	-	-	-	-	-
Real estate services	2,371,358	-	2,371,358	69,911	-	69,911
Student Loans	-	-	-	-	-	-
Public administration, defense and police	-	-	-	-	-	-
Social and other communal services	4,683,587	11,013	4,694,600	213,327	226	213,553
Personal services	-	-	-	-	-	-
Subtotal	17,570,764	29,384	17,600,148	697,315	539	697,854

Residential Mortgage loans	17,450,571	3,735	17,454,306	185,152	38	185,190

Consumer loans	5,900,344	1,250	5,901,594	432,779	88	432,867

Contingent loan exposure	2,958,936	40,865	2,999,801	61,723	110	61,833

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-88

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2024 (In Ch$mn)	Loans and contingent loan exposures			Established provisions
	Loans		Total	Loans		Total
	Domestic Loans	Foreign loans		Domestic Loans	Foreign loans
Interbank loans	11	31,272	31,283	-	25	25
Commercial loans
Agriculture and livestock	576,262	2	576,264	27,289	-	27,289
Fruticulture	611,106	1,410	612,516	40,441	3	40,444
Forestry	152,781	-	152,781	8,911	-	8,911
Fishing	400,637	-	400,637	11,373	-	11,373
Mining	467,147	-	467,147	6,430	-	6,430
Oil and natural gas	11,525	-	11,525	128	-	128
Manufacturing
Food, beverages and tobacco	341,358	6	341,364	10,192	-	10,192
Textile, leather and footwear	79,034	761	79,795	5,129	5	5,134
Wood and furniture	91,787	-	91,787	3,126	-	3,126
Pulp, paper and printing	64,583	1	64,584	2,660	-	2,660
Chemicals and oil products	132,339	-	132,339	2,767	-	2,767
Metallic, non-metallic, machinery, or other	396,990	-	396,990	13,788	-	13,788
Other manufacturing	247,623	-	247,623	10,789	-	10,789
Electricity, gas and water	805,234	-	805,234	6,342	-	6,342
Housing construction	248,328	-	248,328	9,876	-	9,876
Non-housing construction (office, civil works)	562,715	6	562,721	13,881	2	13,883
Wholesale commerce	1,824,444	12,266	1,836,710	126,888	77	126,965
Retail trade, restaurants and hotels	1,552,812	103	1,552,915	74,002	5	74,007
Transport and storage	768,850	30,626	799,476	25,588	67	25,655
Telecommunications	532,256	3	532,259	12,050	-	12,050
Financial services	612,018	1,011	613,029	5,644	43	5,687
Business services	-	-	-	-	-	-
Real estate services	2,369,220	-	2,369,220	56,942	-	56,942
Student Loans	-	-	-	-	-	-
Public administration, defense and police	-	-	-	-	-	-
Social and other communal services	4,916,863	9,047	4,925,910	230,908	85	230,993
Personal services	-	-	-	-	-	-
Subtotal	17,765,912	55,242	17,821,154	705,144	287	705,431

Residential Mortgage loans	17,559,769	-	17,559,769	161,171	-	161,171

Consumer loans	5,911,638	-	5,911,638	347,719	-	347,719

Contingent loan exposure	2,850,495	-	2,850,495	44,762	-	44,762

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-89

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively:

Residential mortgage loans and their provisions as of September 30, 2025, and December 31, 2024, are as follows:

As of September 30, 2025 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)
	Days past due at the end of the period						Days past due at the end of the period
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,674,415	9,428	35,594	20,066	35,178	1,774,681	3,087	165	1,095	956	4,476	9,779
40% < LTV <= 80%	12,768,484	29,517	371,537	212,254	386,543	13,768,335	38,563	639	12,942	11,849	78,253	142,246
80% < LTV <= 90%	1,279,793	40	37,510	29,269	54,104	1,400,716	7,584	9	1,753	1,888	12,625	23,859
LTV > 90%	475,813	564	9,532	7,226	17,439	510,574	3,482	31	560	628	4,605	9,306
Total	16,198,505	39,549	454,173	268,815	493,264	17,454,306	52,716	844	16,350	15,321	99,959	185,190

As of December 31, 2024 Loan / Collateral Value (%)	Residential Mortgage loans (Ch$mn)						Provisions established for Residential Mortgage Loans (Ch$mn)
	Days past due at the end of the period						Days past due at the end of the period
	0	1 to 29	30 to 59	60 to 89	>= 90	Total	0	1 to 29	30 to 59	60 to 89	>= 90	Total
LTV <= 40%	1,584,145	9,464	31,097	19,828	33,432	1,677,966	2,930	150	908	917	4,243	9,148
40% < LTV <= 80%	13,021,875	33,382	360,329	210,526	358,471	13,984,583	36,828	606	11,485	11,044	65,635	125,598
80% < LTV <= 90%	1,522,287	49	42,591	22,817	47,385	1,635,129	7,630	2	1,491	1,447	10,624	21,194
LTV > 90%	238,819	176	8,207	3,967	10,922	262,091	1,773	24	426	274	2,734	5,231
Total	16,367,126	43,071	442,224	257,138	450,210	17,559,769	49,161	782	14,310	13,682	83,236	161,171

Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-90

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
m. Interbank commercial loans and their provisions established by classification category

The distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025, and December 31, 2024, are as follows:

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
Assessment
	Individual																				Group
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal	Impaired	Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		portfolio	Portfolio
Interbank loans
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	14,289	-	17,941	-	-	-	32,230	-	-	-	-	-	-	-	-	-	-	-	-	32,230	-	-	-	32,230	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	14,289	-	17,941	-	-	-	32,230	-	-	-	-	-	-	-	-	-	-	-	-	32,230	-	-	-	32,230	-
Established provisions	5	-	39	-	-	-	44	-	-	-	-	-	-	-	-	-	-	-	-	44	-	-	-	44	-
% Established provisions	0.03%	–	0.22%	–	–	–	0.14%	–	–	–	–	–	–	–	–	–	–	–	–	0.14%	–	–	–	0.14%	–
Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-91

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of September 30, 2025 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment
	Individual																				Group
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal	Impaired	Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		portfolio	Portfolio
Commercial loans
Commercial loans	-	348,894	1,301,690	1,630,402	1,915,553	1,486,237	6,682,776	741,697	119,271	101,032	118,590	1,080,590	157,686	107,825	67,595	126,648	58,387	90,619	608,760	8,372,126	4,521,974	464,164	4,986,138	13,358,264	2,706
Foreign trade loans Chilean exports	-	139,055	204,283	309,249	194,083	140,328	986,998	27,291	11,793	-	2,185	41,269	3,438	1,790	1,967	3,678	1,759	2,075	14,707	1,042,974	9,327	2,779	12,106	1,055,080	-
Foreign trade loans Chilean imports	-	-	160,341	264,067	253,023	137,818	815,249	26,137	8,577	-	2,684	37,398	286	38	-	2,354	3,846	7,344	13,868	866,515	75,647	3,116	78,763	945,278	-
Foreign trade loans between third countries	-	-	4,093	596	-	244	4,933	959	-	-	-	959	-	-	-	-	-	-	-	5,892	-	-	-	5,892	-
Debtors with current accounts	-	3,621	6,830	20,553	12,714	12,144	55,862	6,170	228	204	147	6,749	145	182	22	91	167	346	953	63,564	33,913	6,121	40,034	103,598	-
Credit card debtors	-	990	4,817	11,546	7,806	5,206	30,365	1,943	139	173	147	2,402	191	75	-	102	142	186	696	33,463	110,170	9,935	120,105	153,568	-
Factoring transactions	1,268	61,001	387,770	179,642	112,201	60,097	801,979	15,201	155	1,226	138	16,720	-	827	1,981	182	72	2,316	5,378	824,077	25,290	3,918	29,208	853,285	-
Commercial leasing transactions	1,986	3,673	141,339	228,541	176,243	176,297	728,079	47,016	12,608	15,602	10,593	85,819	16,786	8,058	6,435	7,160	1,829	220	40,488	854,386	147,148	11,004	158,152	1,012,538	7
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	24,288	8,008	32,296	32,296	-
Other loans and receivables	-	947	1,879	1,975	803	555	6,159	1,288	8	10	2	1,308	211	268	41	71	320	460	1,371	8,838	63,612	7,899	71,511	80,349	-
Subtotal	3,254	558,181	2,213,042	2,646,571	2,672,426	2,018,926	10,112,400	867,702	152,779	118,247	134,486	1,273,214	178,743	119,063	78,041	140,286	66,522	103,566	686,221	12,071,835	5,011,369	516,944	5,528,313	17,600,148	2,713
Established provisions	-	970	3,780	21,800	48,022	60,765	135,337	31,220	9,227	7,270	14,183	61,900	3,575	11,906	19,510	56,116	43,238	93,209	227,554	424,791	75,325	195,023	270,348	695,139	2,713
% Established provisions	—%	0.17%	0.17%	0.82%	1.80%	3.01%	1.34%	3.60%	6.04%	6.15%	10.55%	4.86%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	33.16%	3.52%	1.50%	37.73%	4.89%	3.95%	100.00%

Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-92

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
Assessment
	Individual																				Group
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal	Impaired	Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		portfolio	Portfolio
Interbank loans
Interbank liquidity loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial interbank loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current account overdrafts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans Chilean exports	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Foreign trade loans Chilean imports	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign trade loans between third countries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-transferable deposits with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans with banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	23,764	-	7,519	-	-	-	31,283	-	-	-	-	-	-	-	-	-	-	-	-	31,283	-	-	-	31,283	-
Established provisions	9	-	16	-	-	-	25	-	-	-	-	-	-	-	-	-	-	-	-	25	-	-	-	25	-
% Established provisions	0.04%	-	0.21%	-	-	-	0.08%	-	-	-	-	-	-	-	-	-	-	-	-	0.08%	-	-	-	0.08%	-
Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-93

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn)	Interbank loans and commercial loans payable to the bank																							Total	Deductible provision for FOGAPE Covid-19 guarantees
	Assessment
	Individual																				Group
	Normal portfolio							Substandard Portfolio					Impaired portfolio							Total	Normal	Impaired	Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		portfolio	Portfolio
Commercial loans
Commercial loans	2,469	347,829	1,284,091	1,586,694	1,986,465	1,719,140	6,926,688	641,176	114,575	117,922	90,463	964,136	185,831	124,657	60,861	122,192	88,094	106,308	687,943	8,578,767	4,334,067	456,609	4,790,676	13,369,443	4,295
Foreign trade loans Chilean exports	-	160,427	171,825	314,361	216,624	74,431	937,668	71,011	5,398	5,535	995	82,939	550	-	749	5,651	6,730	5,278	18,958	1,039,565	13,826	1,673	15,499	1,055,064	-
Foreign trade loans Chilean imports	-	-	204,089	168,126	256,269	137,619	766,103	14,264	11,757	-	-	26,021	-	38	-	2,087	483	10,710	13,318	805,442	65,524	2,740	68,264	873,706	-
Foreign trade loans between third countries	-	-	-	392	-	760	1,152	-	-	-	-	-	-	-	-	-	-	-	-	1,152	-	-	-	1,152	-
Debtors with current accounts	-	194	39,249	20,683	12,680	9,008	81,814	6,933	330	172	97	7,532	557	69	175	188	438	412	1,839	91,185	30,718	8,391	39,109	130,294	-
Credit card debtors	-	936	3,280	10,120	8,073	5,161	27,570	1,620	277	150	163	2,210	176	58	3	202	135	228	802	30,582	102,333	10,814	113,147	143,729	-
Factoring transactions	858	141,059	481,641	223,777	86,260	60,134	993,729	13,688	23	1,261	114	15,086	4	65	12	409	89	4,533	5,112	1,013,927	27,947	3,674	31,621	1,045,548	-
Commercial leasing transactions	2,829	5,151	124,959	197,472	223,082	205,987	759,480	56,129	21,003	14,319	6,900	98,351	27,262	10,961	6,355	2,970	2,839	234	50,621	908,452	158,226	10,838	169,064	1,077,516	15
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,606	9,640	38,246	38,246	-
Other loans and receivables	-	728	1,673	1,919	1,766	443	6,529	265	77	42	9	393	487	81	175	114	41	5,517	6,415	13,337	65,612	7,507	73,119	86,456	-
Subtotal	6,156	656,324	2,310,807	2,523,544	2,791,219	2,212,683	10,500,733	805,086	153,440	139,401	98,741	1,196,668	214,867	135,929	68,330	133,813	98,849	133,220	785,008	12,482,409	4,826,859	511,886	5,338,745	17,821,154	4,310
Established provisions	1	939	3,932	22,274	46,819	53,485	127,450	21,795	4,059	5,689	6,346	37,889	4,298	13,593	17,082	53,525	64,252	119,898	272,648	437,987	72,871	190,263	263,134	701,121	4,310
% Established provisions	0.02%	0.14%	0.17%	0.88%	1.68%	2.42%	1.21%	2.71%	2.65%	4.08%	6.43%	3.17%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	34.73%	3.51%	1.51%	37.17%	4.93%	3.93%	100.00%
Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-94

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued
n. Loans and their established provisions by the number of days past due
Distribution of credit risk by days overdue as of September 30, 2025, and December 31, 2024, is as follows:

Distribution of credit risk by days past due As of September 30, 2025 (Ch$mn)	Loan exposure before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Interbank loans
0 days	32,230	-	-	-	-	32,230	44	-	-	-	-	44	-	44	32,186
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	32,230	-	-	-	-	32,230	44	-	-	-	-	44	-	44	32,186
Commercial loans
0 days	10,106,914	4,796,530	1,229,276	285,949	103,714	16,522,383	135,224	52,740	60,234	83,864	37,168	369,230	2,523	371,753	16,150,630
1 to 29 days	3,607	70,220	14,656	34,860	9,061	132,404	97	4,116	754	10,435	4,013	19,415	69	19,484	112,920
30 to 59 days	1,879	94,594	23,096	33,644	44,615	197,828	16	10,550	647	9,228	16,757	37,198	21	37,219	160,609
60 to 89 days	-	50,025	6,186	26,494	55,024	137,729	-	7,921	265	11,498	19,162	38,846	19	38,865	98,864
> = 90 days	-	-	-	305,274	304,530	609,804	-	-	-	112,529	117,923	230,452	81	230,533	379,271
Subtotal	10,112,400	5,011,369	1,273,214	686,221	516,944	17,600,148	135,337	75,327	61,900	227,554	195,023	695,141	2,713	697,854	16,902,294
Residential Mortgage loans
0 days	-	15,906,299	-	-	292,207	16,198,506	-	26,021	-	-	26,696	52,717	-	52,717	16,145,789
1 to 29 days	-	31,764	-	-	7,783	39,547	-	171	-	-	674	845	-	845	38,702
30 to 59 days	-	329,613	-	-	124,560	454,173	-	5,349	-	-	11,001	16,350	-	16,350	437,823
60 to 89 days	-	136,053	-	-	132,763	268,816	-	3,408	-	-	11,912	15,320	-	15,320	253,496
> = 90 days	-	-	-	-	493,264	493,264	-	-	-	-	99,958	99,958	-	99,958	393,306
Subtotal	-	16,403,729	-	-	1,050,577	17,454,306	-	34,949	-	-	150,241	185,190	-	185,190	17,269,116
Consumer loans
0 days	-	5,333,729	-	-	85,764	5,419,493	-	182,574	-	-	47,812	230,386	-	230,386	5,189,107
1 to 29 days	-	139,535	-	-	23,626	163,161	-	24,386	-	-	13,471	37,857	-	37,857	125,304
30 to 59 days	-	77,348	-	-	28,617	105,965	-	23,705	-	-	16,355	40,060	-	40,060	65,905
60 to 89 days	-	44,070	-	-	28,013	72,083	-	18,895	-	-	16,261	35,156	-	35,156	36,927
> = 90 days	-	-	-	-	140,892	140,892	-	-	-	-	89,408	89,408	-	89,408	51,484
Subtotal	-	5,594,682	-	-	306,912	5,901,594	-	249,560	-	-	183,307	432,867	-	432,867	5,468,727

Total loans	10,144,630	27,009,780	1,273,214	686,221	1,874,433	40,988,278	135,381	359,836	61,900	227,554	528,571	1,313,242	2,713	1,315,955	39,672,323
Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-95

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued

Distribution of credit risk by days past due As of December 31, 2024 (Ch$mn)	Loan exposure before provisions					Total	Established provisions					Subtotal	Deductible FOGAPE Covid-19 guarantees	Total	Net financial assets
	Normal portfolio		Substandard Portfolio	Impaired portfolio			Normal portfolio		Substandard Portfolio	Impaired portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Interbank loans
0 days	31,283	-	-	-	-	31,283	25	-	-	-	-	25	-	25	31,258
1 to 29 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30 to 59 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
60 to 89 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
> = 90 days	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	31,283	-	-	-	-	31,283	25	-	-	-	-	25	-	25	31,258
Commercial loans
0 days	10,486,791	4,627,303	1,177,452	303,976	101,284	16,696,806	124,362	50,729	36,077	70,100	34,762	316,030	3,973	320,003	16,376,803
1 to 29 days	12,475	73,295	12,224	58,748	7,345	164,087	3,075	4,638	1,593	9,578	2,700	21,584	93	21,677	142,410
30 to 59 days	1,454	84,380	4,080	20,207	35,193	145,314	13	10,178	152	6,050	12,559	28,952	26	28,978	116,336
60 to 89 days	13	41,881	2,912	11,854	46,695	103,355	-	7,326	67	6,596	16,619	30,608	21	30,629	72,726
> = 90 days	-	-	-	390,223	321,369	711,592	-	-	-	180,324	123,623	303,947	197	304,144	407,448
Subtotal	10,500,733	4,826,859	1,196,668	785,008	511,886	17,821,154	127,450	72,871	37,889	272,648	190,263	701,121	4,310	705,431	17,115,723
Residential Mortgage loans
0 days	-	16,101,309	-	-	265,817	16,367,126	-	24,996	-	-	21,174	46,170	-	46,170	16,320,956
1 to 29 days	-	35,825	-	-	7,246	43,071	-	182	-	-	607	789	-	789	42,282
30 to 59 days	-	343,612	-	-	98,612	442,224	-	5,879	-	-	8,678	14,557	-	14,557	427,667
60 to 89 days	-	136,265	-	-	120,874	257,139	-	3,405	-	-	10,664	14,069	-	14,069	243,070
> = 90 days	-	-	-	-	450,209	450,209	-	-	-	-	85,586	85,586	-	85,586	364,623
Subtotal	-	16,617,011	-	-	942,758	17,559,769	-	34,462	-	-	126,709	161,171	-	161,171	17,398,598
Consumer loans
0 days	-	5,341,500	-	-	87,677	5,429,177	-	126,580	-	-	41,581	168,161	-	168,161	5,261,016
1 to 29 days	-	159,791	-	-	25,368	185,159	-	21,662	-	-	12,194	33,856	-	33,856	151,303
30 to 59 days	-	67,122	-	-	29,214	96,336	-	12,260	-	-	13,790	26,050	-	26,050	70,286
60 to 89 days	-	38,459	-	-	29,340	67,799	-	7,709	-	-	15,423	23,132	-	23,132	44,667
> = 90 days	-	-	-	-	133,167	133,167	-	-	-	-	96,520	96,520	-	96,520	36,647
Subtotal	-	5,606,872	-	-	304,766	5,911,638	-	168,211	-	-	179,508	347,719	-	347,719	5,563,919

Total loans	10,532,016	27,050,742	1,196,668	785,008	1,759,410	41,323,844	127,475	275,544	37,889	272,648	496,480	1,210,036	4,310	1,214,346	40,109,498
Interim Consolidated Financial Statements             September 2025 / Banco Santander-Chile F-96

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES
The Interim Consolidated Statements of Financial Position include investments in companies of Ch$64,808 million and Ch$59,785 million, respectively as of September 30, 2025, and December 31, 2024, as follows:

	Ownership		Investment value
	As of September 30, As of December 31,		As of September 30, As of December 31,
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies
Centro de Compensación Automatizado S.A.	33.33	33.33	5,715	6,785
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	3,202	2,907
Cámara de Compensación de Alto Valor S.A.	13.72	13.72	1,318	1,194
Administrador Financiero del Transantiago S.A.	20.00	20.00	1,941	1,434
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	1,913	1,925
Redbanc S.A.	33.43	33.43	5,561	4,717
Transbank S.A.	25.00	25.00	40,733	37,355
Subtotal			60,383	56,317
Minority investments
Security Exchanges			4,405	3,451
Other			20	17
Subtotal			4,425	3,468
Total			64,808	59,785
The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments.
1.Summary of financial information of Associates as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025				As of December 31, 2024
	Assets	Liabilities	Capital	Profit (loss)	Assets	Liabilities	Capital	Profit (loss)
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Centro de Compensación Automatizado S.A.	20,036	3,313	12,477	4,246	23,420	3,628	14,167	5,625
Sociedad Interbancaria de Depósito de Valores S.A.	10,931	-	9,504	1,427	9,927	1	8,269	1,657
Cámara de Compensación de Alto Valor S.A.	11,120	1,813	8,172	1,135	9,794	1,338	7,489	967
Administrador Financiero del Transantiago S.A.	63,277	54,082	7,488	1,707	57,628	47,677	7,164	2,787
Servicios de Infraestructura de Mercado OTC S.A.	20,611	5,418	14,724	469	15,910	852	13,837	1,221
Redbanc S.A.	29,113	12,479	14,139	2,495	29,404	15,293	12,372	1,739
Transbank S.A.	1,438,963	1,276,030	147,802	15,131	1,503,575	1,354,156	137,956	11,463
Total	1,594,051	1,353,135	214,306	26,610	1,649,658	1,422,945	201,254	25,459
2.Restrictions on the ability of the Associates to transfer funds to investors.
There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-97

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued
3.The movement in investments in companies is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Initial book value	59,785	55,284
Acquisition of investments	-	-
Sale of investments	-	(106)
Participation in income	6,713	8,421
Dividends received	(3,385)	(966)
Other equity adjustments (*)	1,695	(2,848)
Total	64,808	59,785
(*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB.
4.The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-98

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 15 - INTANGIBLE ASSETS
The composition of this item as of September 30, 2025, and December 31, 2024, is as follows:

		As of September 30, 2025
	Opening net balance January 1, 2025	Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	88,669	451,011	(373,520)	77,491
Total	88,669	451,011	(373,520)	77,491

		As of December 31, 2024
	Opening net balance January 1, 2024	Gross balance	Accumulated amortization	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Software or computer programs	97,551	430,867	(342,198)	88,669
Total	97,551	430,867	(342,198)	88,669

The movement in intangible assets during the periods September 30, 2025, and December 31, 2024, is as follows:
1.Gross balance

Gross balances	Software Development Computer Programs Ch$mn
Balance as of January 1, 2025	430,867
Additions	26,712
Disposals	-
Impairments	(6,586)
Reclassifications / Other	18
Balance as of September 30, 2025	451,011

Balance as of January 1, 2024	378,800
Additions	44,559
Disposals	–
Impairments	–
Reclassifications / Other	7,508
Balance as of December 31, 2024	430,867
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-99

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 15 - INTANGIBLE ASSETS, continued
2.Accumulated amortization

Accumulated amortization	Software Development Computer Programs Ch$mn
Balance as of January 1, 2025	(342,198)
amortization for the year	(36,183)
Withdrawals/disposals	-
Impairment	4,861
Reclassifications / Other	-
Balance as of September 30, 2025	(373,520)

Balance as of January 1, 2024	(281,249)
amortization for the year	(52,982)
Withdrawals/disposals	-
Impairment	-
Reclassifications / Other	(7,967)
Balance as of December 31, 2024	(342,198)
The Bank has no restrictions on intangibles as of September 30, 2025, and December 31, 2024. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-100

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 16 - FIXED ASSETS
The composition of this item as of September 30, 2025, and December 31, 2024, is as follows:

	Opening net balance January 1, 2025	As of September 30, 2025
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	88,358	185,193	(104,569)	80,624
Land	14,021	13,889	-	13,889
Equipment	69,760	399,057	(321,669)	77,388
Other	25,953	106,795	(76,767)	30,028
Total	198,092	704,934	(503,005)	201,929

	Opening net balance January 1, 2024	As of December 31, 2024
		Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	92,537	185,969	(97,611)	88,358
Land	14,632	14,021	-	14,021
Equipment	66,356	369,778	(300,018)	69,760
Other	25,219	102,322	(76,369)	25,953
Total	198,744	672,090	(473,998)	198,092
The movement in fixed assets during the periods September 30, 2025, and December 31, 2024, is as follows:
1.Gross balance

2025	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	185,969	14,021	369,778	102,322	672,090
Additions	1,468	-	33,709	3,446	38,623
Other changes	(639)	(132)	(5,429)	(2,307)	(8,507)
Reclassifications / Other	(1,605)	-	999	3,334	2,728
Balance as of September 30, 2025	185,193	13,889	399,057	106,795	704,934

2024	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	181,969	14,632	341,688	101,082	639,371
Additions	9,135	-	29,404	7,242	45,781
Other changes	(1,615)	(493)	(10,446)	(4,389)	(16,943)
Reclassifications / Other	(3,520)	(118)	9,132	(1,613)	3,881
Balance as of December 31, 2024	185,969	14,021	369,778	102,322	672,090
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-101

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 16 - FIXED ASSETS, continued
2.Accumulated depreciation

2025	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	(97,611)	-	(300,018)	(76,369)	(473,998)
Depreciation charges for the period	(7,327)	-	(25,759)	(2,641)	(35,727)
Disposals and sales for the period	370	-	4,108	2,243	6,721
Reclassifications / Other	(1)	-	-	-	(1)
Balance as of September 30, 2025	(104,569)	-	(321,669)	(76,767)	(503,005)

2024	Buildings	Land	Equipment	Other	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	(89,432)	-	(275,332)	(75,863)	(440,627)
Depreciation charges for the year	(7,973)	-	(35,154)	(5,153)	(48,280)
Disposals and sales for the year	1,114	-	9,072	4,640	14,826
Reclassifications / Other	(1,320)	-	1,396	7	83
Balance as of December 31, 2024	(97,611)	-	(300,018)	(76,369)	(473,998)

The Bank has no restrictions on fixed assets as of September 30, 2025, and December 31, 2024. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-102

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS
The composition of right-to-use lease assets as of September 30, 2025, and December 31, 2024, is as follows:

	As of September 30, 2025
	Opening net balance January 1, 2025	Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	60,792	172,223	(136,302)	35,921
Improvements to leased properties	53,754	145,371	(94,451)	50,920
Total	114,546	317,594	(230,753)	86,841

	As of December 31, 2024
	Opening net balance January 1, 2024	Gross balance	Accumulated depreciation	Net balance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Buildings	100,449	189,234	(128,442)	60,792
Improvements to leased properties	53,079	141,637	(87,883)	53,754
Total	153,528	330,871	(216,325)	114,546

1.The movement in the right-to-use lease assets as of September 30, 2025, and December 31, 2024, is as follows:
1.Gross balance

2025	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	189,234	141,637	330,871
Additions	5,468	9,574	15,042
Disposals	(22,479)	(3,099)	(25,578)
Impairment	-	-	-
Reclassifications / Other	-	(2,741)	(2,741)
Balance as of September 30, 2025	172,223	145,371	317,594

2024	Buildings	Improvements to leased properties	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	215,411	136,911	352,322
Additions	8,507	17,380	25,887
Disposals	(35,049)	(7,352)	(42,401)
Impairment	-	(1,041)	(1,041)
Reclassifications / Other	365	(4,261)	(3,896)
Balance as of December 31, 2024	189,234	141,637	330,871

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-103

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued
2.Accumulated depreciation

2025	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	(128,442)	(87,883)	(216,325)
Depreciation charges for the period	(19,574)	(9,666)	(29,240)
Disposals and sales for the period	11,714	3,098	14,812
Reclassifications / Other	-	-	-
Balance as of September 30, 2025	(136,302)	(94,451)	(230,753)

2024	Buildings	Leasehold improvements	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	(114,962)	(83,832)	(198,794)
Depreciation charges for the period	(27,812)	(12,361)	(40,173)
Disposals and sales for the period	14,520	8,329	22,849
Reclassifications / Other	(188)	(19)	(207)
Balance as of December 31, 2024	(128,442)	(87,883)	(216,325)
2.Obligations under leasing contracts
As of September 30, 2025, and December 31, 2024, the lease obligations are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Obligations under leasing contracts	45,056	66,882
Total	45,056	66,882
3. Expenditure related to assets held under leasing contracts:

	As of September 30,
	2025	2024
	Ch$mn	Ch$mn
Depreciation	29,240	30,079
Interests	7,752	5,491
Short-term leasing	11,580	13,738
Other expenses for obligations under lease contracts	32	104
Total	48,604	49,412
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-104

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued
4.As of September 30, 2025, and December 31, 2024 the maturity of lease obligations, according to their contractual maturity, is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	8,278	12,685
Due after 1 to 2 years	9,418	13,483
Due after 2 to 3 years	6,891	10,727
Due after 3 to 4 years	6,362	8,361
Due after 4 to 5 years	5,413	7,222
Due after 5 years	8,694	14,404
Total	45,056	66,882
5.Operating leases- Lessor
As of September 30, 2025, and December 31, 2024, the future minimum rents to be received from non-cancellable operating leases are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	1,986	1,246
Due after 1 to 2 years	2,234	2,031
Due after 2 to 3 years	1,221	1,134
Due after 3 to 4 years	1,082	870
Due after 4 to 5 years	885	765
Due after 5 years	2,870	3,293
Total	10,278	9,339
6.As of September 30, 2025, and December 31, 2024, the Bank has no financial lease contracts that cannot be unilaterally terminated.
7.The Bank has no restrictions on right of use assets as of September 30, 2025, and December 31, 2024. Additionally, no right of use assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for right of use assets by the Bank as of the same dates.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-105

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 18 - CURRENT AND DEFERRED TAXES
1.Current taxes
As of September 30, 2025, and December 31, 2024, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn

Breakdown of current tax liabilities (assets)
Current taxes (assets)	(91)	(60)
Current tax liabilities	37,554	48,548

Total net taxes payable (recoverable)	37,463	48,488

Details of current tax liabilities (assets) (net)
Income tax (27%)	192,933	241,640
Minus:
Monthly provisional payments	(149,536)	(191,294)
Credit for training expenses	(983)	(2,263)
Credits for donations	(270)	(465)
Other	(4,681)	870
Total taxes payable (recoverable)	37,463	48,488
2.Results from taxes
The tax expense presented in the Income Statement for the periods as of September 30, 2025, and December 31, 2024, is composed of the following items:

	For the period of 9 months until September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Income tax expense
Current year tax	192,934	165,288	75,596	49,425
Deferred tax credits (charges)
Origination and reversal of temporary differences	432	24,950	(21,037)	9,886
Subtotal	193,366	190,238	54,559	59,311
Tax on rejected expenses Article N°21	320	271	50	51
Other	(37,457)	(36,373)	(997)	(5)
Net income tax expense	156,229	154,136	53,612	59,357

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-106

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 18 - CURRENT AND DEFERRED TAXES, continued
3.Reconciliation of the effective tax rate
The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of September 30, 2025, and December 31, 2024, is shown below.

	For the period of 9 months until September 30,
	2025		2024
	Tax Rate	Amount	Tax Rate	Amount

	%	Ch$mn	%	Ch$mn
Tax calculated on the profit before taxes	27.00	260,725	27.00	201,136
Permanent differences (*)	(11.14)	(107,575)	(9.06)	(67,510)
Single tax (disallowed expenditure)	0.03	320	0.04	271
Other	0.29	2,759	2.72	20,239
Effective rate and income tax expense	16.18	156,229	20.70	154,136
(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR).

	For the quarter ended September 30,
	2025		2024
	Tax Rate	Amount	Tax Rate	Amount

	%	Ch$mn	%	Ch$mn
Tax calculated on the profit before taxes	27.00	82,209	27.00	82,748
Permanent differences (*)	0.24	(32,301)	0.71	(28,393)
Single tax (disallowed expenditure)	(0.01)	50	(0.02)	51
Other	0.43	3,654	(1.47)	4,951
Effective rate and income tax expense	27.66	53,612	26.22	59,357
(*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR).
4. Effect of deferred taxes on equity
The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ending September 30, 2025, and December 31, 2024:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deferred tax assets (OCI)
Financial investment instruments	20,424	19,158
Cash flow hedges	18,556	21,006
Total deferred tax assets with effect in others comprehensive income	38,980	40,164
Deferred tax liabilities
Financial investment instruments	(1,324)	(1,025)
Cash flow hedges	-	-
Total deferred tax liabilities with effect on others comprehensive income	(1,324)	(1,025)
Net deferred tax balances in equity	37,656	39,139
Deferred taxes in equity attributable to equity holders of the bank	38,308	39,639
Deferred tax in equity attributable to non-controlling interests	(652)	(500)
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-107

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 18 - CURRENT AND DEFERRED TAXES, continued
5.Effect of deferred taxes on income
As of September 30, 2025, and December 31, 2024, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements.
Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deferred tax assets
Interest and readjustments	22,739	22,854
Extraordinary charge-off	27,600	43,585
Assets received in lieu of payment	7,128	5,106
Valuation of fixed assets	5,882	5,222
Provision for loan losses	347,603	339,186
Provision for expenses	82,430	81,310
Derivatives	307	290
Leased assets	73,855	75,092
Subsidiaries tax loss	(31)	608
Right-of-use assets	12,165	18,058
Other	-	-
Total deferred tax assets	579,678	591,311
Deferred tax liabilities
Valuation of investments	(13,895)	(9,612)
Anticipated expenses	(26,484)	(29,799)
Derivatives	(83,519)	(94,003)
Lease obligations	(10,175)	(16,903)
Exchange rate adjustments	(2,489)	(6,093)
Valuation of fixed assets	(8,185)	-
Other	(14,525)	(14,063)
Total deferred tax liabilities	(159,272)	(170,473)
6.Breakdown of deferred taxes
Below is a breakdown of deferred taxes, considering their effect on equity and results

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deferred tax assets
With an effect on other comprehensive income	38,980	40,164
With an effect on income	579,678	591,311
Total deferred tax assets	618,658	631,475
Deferred tax liabilities
With an effect on other comprehensive income	(1,324)	(1,025)
With an effect on income	(159,272)	(170,473)
Total deferred tax liabilities	(160,596)	(171,498)
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-108

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 18 - CURRENT AND DEFERRED TAXES, continued
7.Presentation of taxes in the financial statements
At the date of these Interim Consolidated Financial Statements, taxes are presented as follows:

Deferred taxes	As of September 30, As of December 31,
	2025	2024
	MM$	MM$
Deferred tax assets before off-setting	618,658	631,475
Off-setting	(156,985)	(171,498)
Deferred tax asset after off-setting	461,673	459,977

Deferred tax liabilities before off-setting	(160,596)	(171,498)
Off-setting	156,985	171,498
Deferred tax liabilities after off-setting	(3,611)	—

Current taxes	As of September 30, As of December 31,
	2025	2024
	MM$	MM$
Current tax asset before off-setting	156,369	194,118
Off-setting	(156,278)	(194,058)
Current tax asset after off-setting	91	60

Current tax liabilities before off-setting	(193,832)	(242,606)
Off-setting	156,278	194,058
Current tax liabilities after off-setting	(37,554)	(48,548)
8.Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC
For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Interim Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular.
1.Loans and receivables

	As of September 30, 2025				As of December 31, 2024
		Assets at tax value				Assets at tax value
			Overdue portfolio				Overdue portfolio
	Assets at financial value	Total	With collateral	Without collateral	Assets at financial value	Total	With collateral	Without collateral
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	14,845	14,845	-	-	31,283	31,283	-	-
Commercial loans	16,316,058	16,374,142	350,032	154,080	15,698,090	15,756,448	326,671	196,561
Consumer loans	4,913,322	4,995,262	5,596	50,138	5,910,025	6,019,429	4,241	40,543
Mortgage loans	17,486,514	17,529,523	205,257	1,447	17,559,769	17,597,870	142,925	1,288
Total	38,730,739	38,913,772	560,885	205,665	39,199,167	39,405,030	473,837	238,392
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-109

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 18 - CURRENT AND DEFERRED TAXES, continued
2.Provisions on the overdue portfolio without collateral

	Balance as of 01-01-2025	Charge-offs against provision	Established provisions	Released provisions	Balance as of 30-09-2025
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	196,561	(103,631)	341,930	(280,780)	154,080
Consumer loans	40,543	(151,985)	194,275	(32,695)	50,138
Mortgage loans	1,289	(10,163)	45,095	(34,774)	1,447
Total	238,393	(265,779)	581,300	(348,249)	205,665

	Balance as of 01-01-2024	Charge-offs against provision	Established provisions	Released provisions	Balance as of 31-12-2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commercial loans	196,113	(98,867)	379,074	(279,759)	196,561
Consumer loans	40,513	(154,985)	187,971	(32,956)	40,543
Mortgage loans	740	(10,756)	45,395	(34,090)	1,289
Total	237,366	(264,608)	612,440	(346,805)	238,393
3.Direct charge-offs and recoveries

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Direct Charge-offs Art 31 No 4, paragraph III	(7,988)	(8,119)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of impaired loans	131,261	147,625
Total	123,273	139,506
4.Application of Article 31 N°4 paragraphs I. and IV.

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Charge-offs under paragraph I	-	-
Charge-offs under paragraph IV	(3,743)	(1,739)
Total	(3,743)	(1,739)

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-110

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 19 - OTHER ASSETS
The composition of the item "Other Assets" as of September 30, 2025, and December 31, 2024, is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Other assets
Assets to be leased out as lessor (1)	12,905	43,095
Cash guarantees provided for derivative financial transactions (2)	1,953,371	1,847,101
Debtors by financial instrument intermediation	94,948	18,622
Accounts receivable from third parties	90,469	209,710
VAT tax credit receivable	12,048	15,305
Pre-paid expenses (3)	36,079	84,311
Valuation adjustments for macro hedges (4)	150,451	155,587
Assets backing obligations of defined benefit pension plans	1,017	969
Investments in gold	1,536	1,121
Other cash guarantees provided (5)	22,696	19,908
Pending operations	11,199	27,009
Other assets	151,663	113,037
Total	2,538,382	2,535,775
1.These correspond to assets available to be delivered under financial leasing arrangements.
2.These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank.
3.This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.).
4.This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note No. 12).
5.These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-111

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE
The composition of the item "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of September 30, 2025, and December 31, 2024, is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Assets received in payment or awarded in a judicial auction (1)
Assets received in lieu of payment	18,769	17,895
Assets awarded in a judicial auction	36,354	32,788
Provisions for assets received in lieu of payment or awarded in a judicial auction	(3,284)	(3,766)
Non-current assets held for sale
Assets from the recovery of goods sold under financial leasing operations	3,553	3,297
Disposable groups for sale	-	-
Total	55,392	50,214
(1)    Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.26% (0.24% as of December 31, 2024) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-112

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS
Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term.
Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement.
As of September 30, 2025, and December 31, 2024, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss:

	As of September 30, As of December 31,
Fair value - Liabilities	2025	2024
	Ch$mn	Ch$mn
Financial derivatives contracts
Forwards	925,235	1,151,921
Swaps	9,049,716	10,995,608
Call options	1,412	5,530
Put options	1,454	1,965
Future	-	-
Other	-	-
Subtotal	9,977,817	12,155,024
Other financial instruments
Deposits and other demand liabilities	-	-
Time deposits and other term equivalents	-	-
Issued debt instruments	-	-
Other derivatives	-	-
Subtotal	-	-
Total	9,977,817	12,155,024
Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-113

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued
The following is a breakdown of the financial derivatives contracted by the Bank as of September 30, 2025, and December 31, 2024, their fair value and the breakdown by the maturity of the notional or contractual values:

	As of September 30, 2025
	Notionals
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts
Currency forwards	-	22,934,732	17,876,199	30,046,653	5,997,658	2,058,831	955,814	79,869,887	925,235
Interest rate swaps	-	5,930,388	15,647,679	22,468,462	20,776,527	14,076,530	23,602,201	102,501,787	1,277,593
Currency and interest rate swaps	-	1,524,190	2,053,699	11,522,951	19,109,781	11,762,084	21,999,646	67,972,351	7,772,123
Currency call options	-	22,428	29,344	27,641	-	-	-	79,413	1,412
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	32,569	84,050	114,064	3,836	-	-	234,519	1,454
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	30,444,307	35,690,971	64,179,771	45,887,802	27,897,445	46,557,661	250,657,957	9,977,817

	As of December 31, 2024
	Notionals
	On demand	Up to 1 month	Between 1 month and 3 months	Between 3 months and 1 year	Between 1 year and 3 years	Between 3 years and 5 years	More than 5 years	Total	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial derivatives contracts
Currency forwards	-	11,564,755	9,439,120	14,191,034	10,403,238	1,680,685	1,598,835	48,877,667	1,151,921
Interest rate swaps	-	16,536,773	12,505,389	16,690,413	18,464,156	9,887,330	16,615,159	90,699,220	1,565,539
Currency and interest rate swaps	-	1,325,472	2,195,962	8,993,722	19,955,223	11,501,296	19,704,815	63,676,490	9,430,069
Currency call options	-	81,510	143,946	58,826	-	-	-	284,282	5,530
Call interest rate options	-	-	-	-	-	-	-	-	-
Put currency options	-	248,733	106,519	138,505	8,921	-	-	502,678	1,965
Put interest rate options	-	-	-	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-	-	-	-
Total	-	29,757,243	24,390,936	40,072,500	48,831,538	23,069,311	37,918,809	204,040,337	12,155,024
Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-114

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST
As of September 30, 2025, and December 31, 2024, the composition of financial liabilities at amortized cost is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Deposits and other demand liabilities
Current accounts	10,800,067	11,898,457
Demand deposit accounts	458,981	450,202
Other demand deposits	441,885	430,519
Obligations for payment card provision accounts	29,784	35,196
Other on demand liabilities	1,373,336	1,446,235
Subtotal	13,104,053	14,260,609
Time deposits and other term equivalents
Time deposits	15,985,648	16,867,607
Term savings accounts	259,486	221,973
Other term credit balances	7,233	9,045
Subtotal	16,252,367	17,098,625
Obligations under repurchase and securities lending agreements
Transactions with domestic banks	1,098,080	-
Transactions with foreign banks	1,013,762	-
Transactions with other Chilean entities	492,410	276,588
Transactions with other foreign entities	727,141	-
Subtotal	3,331,393	276,588
Interbank borrowing
Chilean Banks	41,479	52,311
Foreign banks	3,950,230	4,285,636
Central Bank of Chile	-	-
Subtotal	3,991,709	4,337,947
Debt financial instruments issued
Letters of Credit	64	220
Senior bonds	7,775,560	8,067,274
Mortgage bonds	56,741	65,781
Subtotal	7,832,365	8,133,275
Other financial liabilities
Other financial obligations with the public sector	-	-
Other Chilean financial obligations	188,444	200,337
Other foreign financial obligations	20	204
Subtotal	188,464	200,541

Total	44,700,351	44,307,585

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-115

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
1.Obligations under repurchase and securities lending agreements
As of September 30, 2025, and December 31, 2024, the obligations associated with the instruments sold under repurchase agreements are as follows:

	As of September 30, 2025				As of December 31, 2024
	Demand	Up to 1 month	More than 1 month up to 3 months	Total	Demand	Up to 1 month	More than 1 month up to 3 months	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Transactions with domestic banks
Repurchase agreements with other banks	-	548,004	-	548,004	-	-	-	-
Repurchase agreements with the Central Bank of Chile	-	550,076	-	550,076	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	1,098,080	-	1,098,080	-	-	-	-
Transactions with foreign banks
Repurchase agreements with other banks	-	965,930	47,832	1,013,762	-	-	-	-
Repurchase agreements with foreign central banks	-	-	-	-	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	965,930	47,832	1,013,762	-	-	-	-
Transactions with other entities in the country
Repurchase agreements	-	492,410	-	492,410	-	276,588	-	276,588
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	492,410	-	492,410	-	276,588	-	276,588
Transactions with other entities abroad
Repurchase agreements	-	241,960	485,181	727,141	-	-	-	-
Securities lending obligations	-	-	-	-	-	-	-	-
Subtotal	-	241,960	485,181	727,141	-	-	-	-

Total	-	2,798,380	533,013	3,331,393	-	276,588	-	276,588
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-116

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
2.Interbank borrowing
As of September 30, 2025, and December 31, 2024, the composition of the item 'Interbank Borrowings' in the Interim Consolidated Financial Statements is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Loans obtained from financial institutions and the Central Bank of Chile
Other liabilities with Chilean Central Bank	-	-
Subtotal	-	-
Loans from domestic financial institutions
Commercial interbank loans	41,479	52,311
Subtotal	41,479	52,311
Loans from foreign financial institutions
State Bank Of India	504,895	776,749
Hong Kong and Shanghai Banking	434,848	397,288
Wells Fargo Bank NA	407,250	538,546
Citibank N.A.	302,154	385,461
International Finance Corporate	289,560	296,139
Bank of America	274,861	179,688
Standard Chartered Bank	252,097	161,666
Sumitomo Mitsui Banking Corporation	248,604	249,618
Commerzbank Ag	217,917	151,921
Banco Bilbao Vizcaya Argentaria	146,586	150,848
Zurcher Kantonalbank	136,552	148,656
The Bank Of New York Mellon	131,173	220,051
Banco de Desarrollo de América Latina y el Caribe	98,544	101,000
JPMorgan Chase Bank	97,453	52,224
Caixabank Sa	95,903	127,882
Agricultural Bank Of China	85,447	3,034
Instituto De Credito Oficial	53,610	5,519
Banco Santander Hong Kong	31,126	55,982
Lloyds Bank Plc	29,316	30,087
Banco Santander Singapur	26,763	29,132
Abanca Corporacion Bancaria S.A.	24,840	25,351
Bank Of Baroda	19,269	19,900
DZ Bank AG Deutsche Zentral-Genossenschaftsbank	15,813	14,918
Bank Of China	8,448	1,738
China Construction Bank	6,762	75
China CITIC Bank	5,214	-
China Merchants Bank	2,408	300
Korea Exchange Bank	528	171
Mufg Bank, Ltd.	371	460
Bnp Paribas Sa	344	51,235
Santander UK plc	291	-
Mizuho, Ltd.	251	-
Industrial Bank Of Korea	196	-
Banco Santander Central Hispano	139	209
Banco De La Provincia De Buenos Aires	108	865
Banco Santander Brasil	107	-
Rhb Bank Berhad	103	-
Shinhan Bank	100	139
Wachovia Bank Na	70	163
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-117

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Continued...
Credit Agricole Italia SPA	67	–
Taiwan Cooperative Bank Ltd	44	–
Bank for Investment and Development	39	134
Arab Bank Plc	38	40
Icici Bank Limited	21	28
Saudi National Bank	–	103,009
Dresdner Bank Frankfurt	–	3,243
Industrial And Commercial Bank	–	471
Cassa Di Risparmio Di Parma E	–	414
Kbc Bank Nv	–	274
Itau Unibanco S/A	–	262
Turkiye Garanti Bankasi	–	187
Bank Of Communications,Co. Ltd	–	157
The Industrial And Commercial	–	152
Finansbank A.S.	–	90
Hua Nan Commercial Bank, Ltd.	–	71
Intesa Sanpaolo Spa	–	30
National Bank Of Greece S.A.	–	21
Deutsche Bank Ag	–	18
Unicredit Bulbank Ad	–	18
Santander Madrid Rrhh Convenio Social	–	2
Subtotal	3,950,230	4,285,636

Total	3,950,230	4,285,636

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-118

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
2.1.    Loans from domestic financial institutions
The maturity of these obligations is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	41,479	12,311
Due after 1 to 2 years	-	40,000
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total loans from domestic financial institutions	41,479	52,311

2.2.    Obligations abroad

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	3,332,939	3,353,155
Due after 1 to 2 years	154,620	630,918
Due after 2 to 3 years	362,031	197,765
Due after 3 to 4 years	-	-
Due after 4 to 5 years	95,521	-
Due after 5 years	5,119	103,798
Total loans from foreign financial institutions	3,950,230	4,285,636
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-119

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
3.Debt Financial Instruments Issued and Other Financial Obligations
Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2025			As of December 31, 2024
	Short-term	Long-term	Total	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Letters of credit	64	-	64	213	7	220
Senior bonds	2,149,383	5,626,177	7,775,560	2,646,294	5,420,980	8,067,274
Mortgage bonds	-	56,741	56,741	-	65,781	65,781
Issued debt instruments	2,149,447	5,682,918	7,832,365	2,646,507	5,486,768	8,133,275

Other financial liabilities	188,464	-	188,464	200,541	-	200,541

Total	2,337,911	5,682,918	8,020,829	2,847,048	5,486,768	8,333,816
3.1    Mortgage finance bonds
These notes are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These notes are indexed to the UF and yield an interest rate of 5.15% as of September 30, 2025 (5.18% as of December 31, 2024).

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	64	213
Due after 1 to 2 years	-	7
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Total mortgage finance bonds	64	220
3.2    Senior bonds
The details of senior bonds by currency are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Santander Bonds in UF	4,688,596	3,830,030
Santander Bonds in US$	576,826	1,971,887
Santander Bonds in CHF$	971,749	866,942
Santander Bonds in Ch$	1,021,472	827,738
Current bonds in AUD$	96,205	93,244
Senior bonds in JPY$	252,607	296,831
Senior bonds in EUR$	168,105	180,602
Total senior bonds	7,775,560	8,067,274
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-120

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
a.    Issuance of senior bonds
During 2025 the Bank issued bonds amounting to UF 13,510,000, CLP 286,050,000,000, CHF 140,000,000, JPY 14,000,000,000 y USD 10,000,000, as detailed below:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
BSTD180624	UF	1,300,000	1.9 years	2.00%	01-10-2025	01-13-2025	12-01-2026
BSTD180624	UF	1,700,000	1.8 years	2.00%	02-03-2025	02-04-2025	12-01-2026
BSTD230822	UF	100,000	6 years	3.00%	02-04-2025	02-05-2025	02-01-2031
BSTD230822	UF	200,000	6 years	3.00%	02-05-2025	02-06-2025	02-01-2031
BSTD120923	UF	800,000	8.6 years	3.00%	02-06-2025	02-07-2025	09-01-2033
BSTD151023	UF	1,385,000	2.6 years	2.00%	02-17-2025	02-18-2025	10-01-2027
BSTDA61022	UF	600,000	12.5 years	3.00%	03-28-2025	03-31-2025	10-01-2037
BSTD120923	UF	300,000	8.4 years	3.00%	03-28-2025	03-31-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-01-2025	04-02-2025	09-01-2033
BSTD120923	UF	100,000	8.4 years	3.00%	04-02-2025	04-03-2025	09-01-2033
BSTD120923	UF	500,000	8.4 years	3.00%	04-08-2025	04-10-2025	09-01-2033
BSTD230822	UF	620,000	5.8 years	3.00%	04-09-2025	04-10-2025	02-01-2031
BSTD120923	UF	20,000	8.4 years	3.00%	04-09-2025	04-10-2025	09-01-2033
BSTD211024	UF	350,000	2 years	2.00%	04-09-2025	04-10-2025	04-01-2027
BSTD211024	UF	200,000	2 years	2.00%	04-10-2025	04-11-2025	04-01-2027
BSTD120923	UF	780,000	8.4 years	3.00%	04-15-2025	04-16-2025	09-01-2033
BSTD230822	UF	180,000	5.8 years	3.00%	04-15-2025	04-16-2025	02-01-2031
BSTDA61022	UF	1,365,000	12.5 years	3.00%	04-16-2025	04-17-2025	10-01-2037
BSTDA61022	UF	350,000	12.4 years	3.00%	04-23-2025	04-24-2025	10-01-2037
BSTD211024	UF	148,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTD211024	UF	2,000	1.9 years	2.00%	04-24-2025	04-25-2025	04-01-2027
BSTDA61022	UF	100,000	12.4 years	3.00%	05-06-2025	05-07-2025	10-01-2037
BSTD211024	UF	200,000	1.9 years	2.00%	05-12-2025	05-13-2025	04-01-2027
BSTD230822	UF	510,000	5.5 years	2.65%	08-07-2025	08-08-2025	02-01-2031
BSTD211024	UF	1,200,000	1.6 years	2.30%	08-20-2025	08-21-2025	04-01-2027
Total UF		13,510,000
BSTD110723	CLP	50,000,000,000	2.2 years	6.00%	05-02-2025	05-03-2025	07-01-2027
BSTDA91122	CLP	30,300,000,000	5.5 years	6.00%	05-14-2025	05-15-2025	11-01-2030
BSTD170624	CLP	3,000,000,000	3 years	6.00%	05-16-2025	05-17-2025	06-01-2028
BSTDA21222	CLP	77,750,000,000	4 years	6.00%	05-16-2025	05-17-2025	06-01-2029
BSTD170624	CLP	10,000,000,000	3 years	6.00%	05-20-2025	05-22-2025	06-01-2028
BSTD170624	CLP	5,000,000,000	3 years	6.00%	05-22-2025	05-23-2025	06-01-2028
BSTDA40922	CLP	90,000,000,000	7.8 years	6.00%	05-22-2025	05-23-2025	03-01-2033
BSTD170624	CLP	20,000,000,000	3 years	6.00%	06-11-2025	06-13-2025	06-01-2028
Total CLP		286,050,000,000
Bono CHF BNP & ZKB	CHF	140,000,000	5.3 years	1.19%	05-12-2025	05-30-2025	08-29-2030
Total CHF		140,000,000
Bono JPY Santander SA	JPY	4,000,000,000	20,0 años	2.80%	04-24-2025	04-29-2025	04-28-2045
Bono JPY Daiwa ESG	JPY	10,000,000,000	3 years	1.50%	07-02-2025	07-10-2025	07-10-2028
Total JPY		14,000,000,000
Bono USD SOFR Daiwa	USD	10,000,000	5 years	5.05%	06-06-2025	06-13-2025	06-13-2030
Total USD		10,000,000

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-121

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
During 2024, the bank issued bonds for UF 21,302,000, CLP 145,550,000,000 and CHF 225,000,000, detailed as follows:

Series	Currency	Amount placed	Term (years)	Annual Issuance rate	Issue Date	Placement Date	Maturity Date
AA13	UF	1,795,000	6 years	3.40%	09-01-2023	01-03-2024	09-01-2029
AA14	UF	4,567,000	5 years	3.30%	12-01-2023	02-07-2024	12-01-2028
W3	UF	3,160,000	7.5 years	1.60%	12-01-2018	01-04-2024	06-01-2026
AA15	UF	1,615,000	4 years	3.20%	10-01-2023	05-09-2024	11-01-2030
AA16	UF	3,000,000	2.5 years	3.20%	04-01-2024	07-05-2024	10-01-2026
T21	UF	2,165,000	7.5 years	2.75%	06-01-2022	07-08-2024	12-01-2029
T19	UF	5,000,000	11 years	2.65%	08-01-2022	10-17-2024	08-01-2033
Total UF		21,302,000
AA7	CLP	7,350,000,000	3.5 years	6.80%	02-24-2023	01-04-2024	08-01-2026
AA10	CLP	25,000,000,000	3 years	7.10%	03-01-2023	03-25-2024	03-01-2026
AA8	CLP	67,500,000,000	4.5 years	6.70%	03-01-2023	01-05-2024	09-01-2027
AA2	CLP	4,000,000,000	6.5 years	6.20%	12-01-2022	01-11-2024	06-01-2029
AA9	CLP	41,700,000,000	8 years	6.30%	11-01-2022	01-05-2024	11-01-2030
Total CLP		145,550,000,000
CHF	CHF	225,000,000	3 years	1.60%	01-11-2024	01-25-2024	01-25-2027
Total CHF		225,000,000
b.    Repurchase of senior bonds
The Bank has carried out the following partial bond repurchases as of September 30, 2025:

Date	Type	Currency	Amount
July 2025	Senior	UF	1,000,000
July 2025	Senior	UF	110,000
The Bank made the following partial bond repurchases as of December 31, 2024:

Date	Type	Currency	Amount
January 2024	Senior	CLP	1,270,000,000
January 2024	Senior	UF	2,137,000
January 2024	Senior	USD	18,368,000
March 2024	Senior	CLP	310,000,000
March 2024	Senior	JPY	10,500,000,000
March 2024	Senior	UF	932,000
June 2024	Senior	UF	216,000
October 2024	Senior	UF	4,365,000
November 2024	Senior	USD	4,938,000

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-122

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
c.    Maturities of senior bonds
The maturity of the senior bonds is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	2,149,383	2,646,294
Due after 1 to 2 years	1,496,212	1,329,369
Due after 2 to 3 years	553,265	991,289
Due after 3 to 4 years	931,217	600,858
Due after 4 to 5 years	540,805	530,873
Due after 5 years	2,104,678	1,968,591
Total senior bonds	7,775,560	8,067,274
3.3    Mortgage bonds
The details of mortgage bonds by currency are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Mortgage bonds in UF	56,741	65,781
Total mortgage bonds	56,741	65,781
a.    Mortgage Bond issuances
The Bank has not issued any Mortgage Bonds as of September 30, 2025, and December 31, 2024.
b.    Maturity of Mortgage Bonds
The maturity of Mortgage Bonds is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Due within 1 year	–	–
Due after 1 to 2 years	–	–
Due after 2 to 3 years	–	–
Due after 3 to 4 years	28,697	36,950
Due after 4 to 5 years	–	–
Due after 5 years	28,044	28,831
Total mortgage bonds	56,741	65,781

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-123

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST. continued
4.Other financial liabilities
The composition of other financial liabilities, according to maturity, is summarized below:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Long-term obligations
Due after 1 to 2 years	-	-
Due after 2 to 3 years	-	-
Due after 3 to 4 years	-	-
Due after 4 to 5 years	-	-
Due after 5 years	-	-
Subtotal	-	-
Short-term obligations
Amount payable for credit card transactions	186,829	198,633
Letters of credit approval	20	204
Other long-term financial obligations (short-term portion)	1,615	1,704
Subtotal	188,464	200,541

Other financial obligations total	188,464	200,541
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-124

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS
The balances of Regulatory Capital Financial Instruments issued as of September 30, 2025, and December 31, 2024, are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Financial instruments of regulatory capital issued
Subordinated bonds with transitional recognition	-	-
Subordinated Bonds	1,943,026	1,910,697
Perpetual bond	671,738	693,382
Preferred shares	-	-
Subtotal	2,614,764	2,604,079

Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:

	As of September 30, 2025
	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	203,808	1,739,218	1,943,026
Perpetual bond	-	671,738	671,738
Preferred shares	-	-	-
Total	203,808	2,410,956	2,614,764

	As of December 31, 2024
	Short-term	Long-term	Total
	Ch$mn	Ch$mn	Ch$mn
Subordinated bonds with transitional recognition	-	-	-
Subordinated Bonds	-	1,910,697	1,910,697
Perpetual bond	-	693,382	693,382
Preferred shares	-	-	-
Total	-	2,604,079	2,604,079
The details of subordinated bonds by currency are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
CLP	-	-
US$	191,692	199,701
UF	1,751,334	1,710,996
Subordinated bond total	1,943,026	1,910,697
The entirety of the Perpetual Bond is in US$ currency.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-125

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued
The movement in the balance of Regulatory Capital Financial Instruments issued as of September 30, 2025, and December 31, 2024, is as follows:

	Subordinated Bonds	Perpetual bond	Total

	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	1,910,697	693,382	2,604,079
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	(3,969)	(15,295)	(19,264)
Accrued adjustments due to UF and/or exchange rate	44,933	(6,349)	38,584
Other movements (Discounts/Hedges/Exchange rate)	(8,635)	-	(8,635)
Balance as of September 30, 2025	1,943,026	671,738	2,614,764

	Subordinated Bonds	Perpetual bond	Total

	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	1,813,939	608,720	2,422,659
New issues/placements made	-	-	-
Accrued interest at the effective interest rate (subordinated bonds)	4,482	-	4,482
Accrued adjustments due to UF and/or exchange rate	68,403	115,480	183,883
Other movements (Discounts/Hedges/Exchange rate)	23,873	(30,818)	(6,945)
Balance as of December 31, 2024	1,910,697	693,382	2,604,079

During 2025, the Bank has not issued any regulatory capital instruments.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-126

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 24 - PROVISIONS FOR CONTINGENCIES
As of September 30, 2025, and December 31, 2024, the composition of the balance of provisions is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Provisions for employee benefit obligations	53,850	73,543
Provisions for restructuring plans	3,959	4,325
Provisions for lawsuits and litigations	5,047	3,928
Provision for loyalty programmes	38	38
Operational risk	9,531	5,108
Other provisions for other contingencies (*)	64,124	34,696
Total	136,549	121,638
(*) Includes the estimated amount for probable losses for other contingencies not included in the items above.
The movement in provisions for contingencies as of September 30, 2025, and December 31, 2024, is shown below:

	Provisions
	For employee benefit obligations	Restructuring plans	Lawsuits and litigation	Provisions for customer loyalty and merit programs	Operational risk	Other Contingency Provisions	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	73,543	4,325	3,928	38	5,108	34,696	121,638
Provisions established	55,637	3,572	2,598	-	5,491	29,539	96,837
Application of provisions	(75,330)	(3,938)	(1,389)	-	(1,068)	(111)	(81,836)
Provision release	-	-	(479)	-	-	-	(479)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	389	-	-	-	389
Balance as of September 30, 2025	53,850	3,959	5,047	38	9,531	64,124	136,549
Balance as of January 1, 2024	81,907	-	4,504	38	2,993	19,339	108,781
Provisions established	64,377	20,508	4,750	-	2,493	20,611	112,739
Application of provisions	(72,541)	(16,183)	(3,159)	-	(378)	(5,254)	(97,515)
Provision release	(200)	-	(2,252)	-	-	-	(2,452)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	85	-	-	-	85
Balance as of December 31, 2024	73,543	4,325	3,928	38	5,108	34,696	121,638
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-127

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED
The balances, as of September 30, 2025, and December 31, 2024, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Provision for payment of common stock dividends	478,722	600,330
Provision for payment of preferred share dividends	-	-
Provision for interest payments on perpetual bond	13,318	5,811
Provision reappreciation of perpetual bond	-	-
Total	492,040	606,141
The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of September 30, 2025, and December 31, 2024, is as follows:

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	600,330	-	5,811	-
Provisions established	478,728	-	20,466	-
Application of provisions	(600,336)	-	(12,959)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Others	-	-	-	-
Balance as of September 30, 2025	478,722	-	13,318	-

	Provision for payment of common stock dividends	Provision for payment of preferred stock dividends	Provision for interest payments on perpetual bonds	Provision for revaluation of perpetual bonds
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	148,921	-	5,112	-
Provisions established	798,892	-	26,033	-
Application of provisions	(347,483)	-	(25,334)	-
Provision release	-	-	-	-
Reclassifying	-	-	-	-
Others	-	-	-	-
Balance as of December 31, 2024	600,330	-	5,811	-

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-128

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK
As of September 30, 2025, and December 31, 2024, the composition of the balance of the special provisions for credit risk is as follows:

	As of September 30, As of December 31,
Special provisions for credit risk	2025	2024
	Ch$mn	Ch$mn
Credit risk provisions for contingent loans
Guarantees and sureties	5,446	7,826
Letters of credit for goods movement operations	546	642
Debt purchase commitments in local currencies abroad	-	-
Transactions related to contingent events	17,768	18,563
Immediately repayable unrestricted credit lines	36,949	16,661
Unrestricted credit lines	-	-
Other credit commitments	1,124	1,070
Other contingent loans	-	-
Subtotal	61,833	44,762
Provisions for country risk for operations with debtors domiciled abroad	82	26
Subtotal	82	26
Special provisions for foreign loans	-	-
Subtotal	-	-
Additional provisions
Additional provisions for commercial loans	102,000	122,000
Additional provisions for mortgage loans	17,000	17,000
Additional provisions for consumer loans	60,098	154,000
Subtotal	179,098	293,000
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment	-	-
Subtotal	-	-
Provisions for credit risk for supplementary prudential requirements	6,000	6,000
Subtotal	6,000	6,000

TOTAL	247,013	343,788

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-129

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued
The movement in special provisions as of September 30, 2025, and December 31, 2024, is shown below:

Special provisions for credit risk as of September 30, 2025 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2025	44,762	26	-	293,000	-	6,000
Provision establishment	35,170	165	-	-	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(18,099)	(109)	-	(113,902)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2025	61,833	82	-	179,098	-	6,000

Special provisions for credit risk as of December 31, 2024 (Ch$mn)	Provisions for contingent claims	Provisions for local risk	Special provisions for foreign loans	Additional provisions for loans	Provisions for adjustments to minimum provision requirements	Provisions due to supplementary prudential requirements
Balance as of January 1, 2024	40,282	52	-	293,000	-	6,000
Provision establishment	17,138	187	-	19,000	-	-
Application of provisions	-	-	-	-	-	-
Provision release	(12,658)	(213)	-	(19,000)	-	-
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	44,762	26	-	293,000	-	6,000
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-130

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 27 - OTHER LIABILITIES
The composition of the item 'other liabilities' as of September 30, 2025, and December 31, 2024, is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Other liabilities
Cash guarantees received for financial derivative transactions (1)	1,681,693	1,832,345
Creditors for intermediation of financial instruments	101,978	24,130
Accounts payable to third parties	555,634	323,010
Valuation adjustments for macro-hedges (2)	52,256	76,540
Revenue liabilities due to income from ordinary activities generated by contracts with customers	6,582	3,120
VAT tax debit payable	21,117	28,140
Pending operations	20,380	27,497
Insurance collections pending settlement	9,280	9,491
Other liabilities	51,483	88,637
Total	2,500,403	2,412,910
(1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank.
(2) Correspond to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12).
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-131

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 28 - EQUITY
1.Equity and preferred shares
As of September 30, 2025, and December 31, 2024, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of September 30, 2025, and December 31, 2024, are as follows:

	Shares
	As of September 30, As of December 31,
	2025	2024
Issued as of January 1,	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of shares owed	-	-
Exercised stock option	-	-
Total shares	188,446,126,794	188,446,126,794
As of September 30, 2025, and December 31, 2024, the Bank does not hold any of its own shares, nor do the companies that are consolidated by the Bank.
As of September 30, 2025, the shareholders' distribution is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	66,822,519,695	35.46%
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72%
J P Morgan Chase Bank (ADRs)*	-	10,021,493,271	10,021,493,271	5.32%
Banks’ custodies for third parties	17,718,343,209	-	17,718,343,209	9.40%
Pension funds (AFP) on behalf of third parties	20,102,813,293	-	20,102,813,293	10.67%
Stockbrokers on behalf of third parties	5,226,504,775	-	5,226,504,775	2.77%
Other minority holders	8,783,970,978	-	8,783,970,978	4.66%
Total	178,424,633,523	10,021,493,271	188,446,126,794	100%
(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.
As of December 31, 2024, the distribution of shareholders is as follows:

Company name or Shareholder name	Shares	ADRs (*)	Total	% Of equity holding
Santander Chile Holding SA	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones S.A.	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon (ADRs)*	-	10,622,438,071	10,622,438,071	5.64
Banks’ custodies for third parties	16,842,708,565	-	16,842,708,565	8.94
Pension funds (AFP) on behalf of third parties	20,794,099,878	-	20,794,099,878	11.03
Stockbrokers on behalf of third parties	5,276,952,871	-	5,276,952,871	2.80
Other minority holders	8,316,926,141	-	8,316,926,141	4.41
Total	177,823,688,723	10,622,438,071	188,446,126,794	100.00
(*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-132

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 28 - EQUITY, continued
2.Reserves
At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. These earnings represent a dividend of Ch$3.18571574 per share. It was also approved that the remaining 30% be allocated to increasing Retained earnings from prior years in the amount necessary to cover upcoming interest coupon payments on the Bank’s perpetual bonds, and to increasing the Bank’s Reserves and other retained earnings with the remaining balance. As of September 30, 2025, and December 31, 2024, the reserve balance amounted to Ch$ 3,459,800 million and Ch$ 3,232,505 million, respectively.
3.Dividends
The breakdown of the dividend distribution is presented within the Interim Consolidated Statement of Change in Equity. The provision for the payment of common stock dividends as of September 30, 2025, and December 31, 2024, amounted to Ch$478,722 million and Ch$600,330million, respectively.
4.As of September 30, 2025, and December 31, 2024, the composition of diluted profit and basic profit is as follows:

	As of September 30,
	2025	2024
	Ch$mn	Ch$mn

A. Basic earnings per share
Profit attributable to equity holders	797,869	581,109
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4.23	3.08
Diluted earnings per share from continuing operations (in Ch$)	4.23	3.08

B. Diluted earnings per share
Profit attributable to equity holders	797,869	581,109
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	4.23	3.08
Diluted earnings per share from continuing operations (in Ch$)	4.23	3.08

The Bank does not hold any dilutive instruments as of September 30, 2025, and 2024.
5.Provision for interest payments on perpetual bonds
The Bank records in equity the accrual of interest on perpetual bonds under “Provisions for dividends, interest payments and revaluation of issued regulatory capital instruments.” As of September 30, 2025, and December 31, 2024, the balance amounted to Ch$13,318 million and Ch$5,811 million, respectively. For further information, see Note No. 25.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-133

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 28 - EQUITY, continued
6. Other comprehensive income from investment instruments and cash flow hedges:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Investment instruments
Balance as of January 1,	(67,161)	(89,748)
Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes	(1,104)	67,968
Reclassifying and adjustment of the portfolio of Financial Investment Instruments		-
Net realized profit	(2,476)	(45,381)
Subtotal	(3,580)	22,587
Total	(70,741)	(67,161)
Cash flow hedging
Balance as of January 1,	(77,801)	84,416
Gain (loss) on valuation adjustment of cash flow hedges before taxes	26,658	(126,880)
Reclassifying and adjustments for cash flow hedges before taxes	(17,586)	(35,337)
Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition	-	-
Subtotal	9,072	(162,217)
Total	(68,729)	(77,801)

Other comprehensive income before taxes	(139,470)	(144,962)

Income tax related to other comprehensive income components
Income tax relating to portfolio of financial investment instruments	19,100	18,133
Income tax relating to cash flow hedges	18,556	21,006
Total	37,656	39,139

Other comprehensive income, net of tax	(101,814)	(105,823)
Attributable to:
Equity holders of the Bank	(103,575)	(107,174)
Non-controlling interest	1,761	1,351
The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.
7.Non-controlling interest
This item includes the net amount of equity of subsidiaries attributable to equity instruments not owned, directly or indirectly, by the Bank, including the share of profit for the year attributable to them. As of September 30, 2025, and December 31, 2024, the balance of equity attributable to owners amounted to Ch$4,592,379 million and Ch$4,292,440 million, respectively, and non-controlling interest amounted to Ch $115,089 million and Ch $104,394 million, respectively.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-134

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 28 - EQUITY, continued
The non-controlling interest's share of equity and the results of affiliates are summarized as follows:

				Other comprehensive income
As of September 30, 2025	Participation of third parties	Equity	Results	Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	Comprehensive income
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies
Santander Corredora de Seguros Limitada	0.25%	57	7	-	-	-	7
Santander Corredores de Bolsa Limitada	49.00%	31,327	1,325	562	(152)	410	1,735
Santander Asesorías Financieras Limitada	0.97%	144	27	-	-	-	27
Santander S.A. Sociedad Securitizadora	0.36%	4		-	-	-	-
Santander Consumer Finance Limitada	49.00%	72,544	10,190	-	-	-	10,190
Subtotal		104,076	11,549	562	(152)	410	11,959
Entities controlled through other considerations
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	9,397	412	-	-	-	412
Multiplica Spa	100.00%	1,616	(410)	-	-	-	(410)
Subtotal		11,013	2	-	-	-	2
Total		115,089	11,551	562	(152)	410	11,961

				Other comprehensive income
As of December 31, 2024	Participation of third parties	Equity	Results	Financial assets at fair value through other comprehensive income (OCI)	Deferred tax	Total other comprehensive income	Comprehensive income
	%	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Subsidiary companies
Santander Corredora de Seguros Limitada	0.25%	51	5	–	–	–	5
Santander Corredores de Bolsa Limitada	49.00%	29,595	2,036	3	(1)	2	2,038
Santander Asesorías Financieras Limitada	0.97%	117	82	–	–	–	82
Santander SA Sociedad Securitizadora	0.36%	1	–	–	–	–	–
Klare Corredora de Seguros S.A.	49.90%	–	(975)	–	–	–	(975)
Santander Consumer Finance Limitada	49.00%	62,353	4,932	–	–	–	4,932
Subtotal		92,117	6,080	3	(1)	2	6,082
Entities controlled through other considerations
Santander Gestión de Recaudación y Cobranzas Limitada	100.00%	8,986	468	–	–	–	468
Bansa Santander S.A.	100.00%	–	727	–	–	–	727
Multiplica Spa	100.00%	2,026	(503)	–	–	–	(503)
PagoNXT Trade Chile SpA	100.00%	1,265	114	–	–	–	114
Subtotal		12,277	806	–	–	–	806
Total		104,394	6,886	3	(1)	2	6,888
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-135

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 28 - EQUITY, continued
The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):

		As of September 30, As of December 31,
		2025				2024
		Assets	Liabilities	Capital and reserves	Net income	Assets	Liabilities	Capital and reserves	Net income
		Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Santander Corredora de Seguros Limitada	Subsidiary	33,280	10,618	19,994	2,668	32,876	12,878	17,861	2,137
Santander Corredores de Bolsa Limitada	Subsidiary	172,909	108,978	61,226	2,705	92,155	31,758	56,243	4,154
Santander Asesorias Financieras Limitada	Subsidiary	16,738	1,871	12,086	2,781	15,295	3,205	3,582	8,508
Santander S.A. Sociedad Securitizadora	Subsidiary	1,387	334	1,170	(117)	722	326	534	(138)
Klare Corredora de Seguros S.A.	Subsidiary	-	-	-	-	-	-	1,955	(1,955)
Santander Consumer Finance Limitada	Subsidiary	1,042,939	894,891	127,252	20,796	1,049,387	922,136	117,183	10,068
Santander Gestión de Recaudación y Cobranzas Limitada	SPE*	12,265	2,868	8,986	411	11,429	2,443	8,518	468
Bansa Santander S.A.	SPE*	-	-	-	-	-	-	(727)	727
Multiplica Spa	SPE*	2,608	992	2,026	(410)	2,883	857	2,529	(503)
Pagonxt Payments Chile SpA	SPE*	-	-	-	-	2,382	1,117	1,151	114
Total		1,282,126	1,020,552	232,740	28,834	1,207,129	974,720	208,829	23,580
(* ) Special Purposes Entities: Entities controlled by the Bank through other considerations.
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-136

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 29 - CONTINGENCIES AND COMMITMENTS
1.Lawsuits and legal procedures
As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of September 30, 2025, the Bank has provisions for this concept, which amount to Ch$5,047 million (Ch$3,928 million as of December 31, 2024), which are included in the Interim Consolidated Statements of Financial Position under the heading “Provisions for contingencies.” For more information, see Note No. 24.
Banco Santander
In order to cover the amounts related to legal proceedings in which first- and second-instance rulings have been unfavorable to Banco Santander’s interests, or for possible alternative resolutions to such cases, the Bank has recognized provisions amounting to Ch$4,467 million and Ch$3,780 million as of September 30, 2025, and December 31, 2024, respectively. It is important to note that these amounts have been estimated based on quantitative information from first-instance rulings unfavorable to the Bank, as well as qualitative information related to the proceedings, which includes, among other things, expert opinions on the case, recommendations from the defense attorneys, and experience drawn from judicial rulings in similar cases (jurisprudence) issued by various courts.
Santander Corredores de Bolsa Limitada
Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 12.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of September 30, 2025, the case is currently pending the unarchiving of the proceedings and the resolution of an objection for abandonment of proceedings filed by the Brokerage.
Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of September 30, 2025, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending.
Santander Corredora de Seguros Limitada
Existing lawsuits amount to UF 7,584, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits.
Santander Consumer Finance Limitada
Currently, there are 56 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-137

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued
2. Contingent loans
The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Interim Consolidated Financial Statements, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:

	Contingent loans
	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Guarantees and sureties	592,887	365,932
Guarantees and sureties in Chilean currency	306,977	201,688
Guarantees and sureties in foreign currency	285,910	164,244
Letters of credit for goods movement transactions	237,937	308,407
Transactions related to contingent events	1,834,122	2,208,507
Transactions related to contingent events in Chilean currency	1,227,863	1,540,118
Transactions related to contingent events in foreign currencies	606,259	668,389
Immediately repayable unrestricted credit lines	10,879,786	10,352,459
Other credit commitments	261,431	195,207
Credits for higher studies Law No 20,027 (CAE)	306	406
Other irrevocable credit commitments	261,125	194,801
Total	13,806,163	13,430,512
3.Third-party and custody operations
As part of its normal course of business, the Bank holds securities on behalf of third parties as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Third-party operations
Collections	87,051	75,710
Transferred financial assets managed by the Bank	120,475	86,673
Assets from third parties managed by the Bank	2,591,161	1,944,379
Subtotal	2,798,687	2,106,762
Custody of securities
Securities held in custody by a banking subsidiary deposited in another entity	1,097,415	849,681
Securities held in custody by the bank	14,725,703	11,112,490
Securities issued by the bank	16,008,113	16,351,884
Subtotal	31,831,231	28,314,055
Total	34,629,918	30,420,817
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-138

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued
4.Guarantees
Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage N°0406961 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of USD50,000,000 per claim with an annual cap of USD100,000,000,which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2026.
Santander Corredores de Bolsa Limitada
As of September 30, 2025, the Company maintains guarantees deposited with the Santiago Stock Exchange to cover simultaneous transactions carried out with its own portfolio, totaling Ch$9,541 million (Ch$9,171 million as of December 31, 2024).
As of September 30, 2025, the Company maintained guarantees deposited with the Bolsa de Productos de Chile to cover such transactions, totaling Ch$153 million.
Additionally, as of September 30, 2025, the Company maintains a guarantee with CCLV Contraparte Central S.A., in fixed-income securities, amounting to Ch$10,239 million (Ch$10,085 million as of December 31, 2024).
To ensure full and proper compliance with all its obligations as a Stockbroker, in accordance with Articles 30 and following of Law No. 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange with a present value of Ch$1,012 million as of September 30, 2025 (Ch$1,026 million as of December 31, 2024). This corresponds to a time deposit with Banco Santander, maturing on December 23, 2025.
As of September 30, 2025, the Company holds a guarantee for securities lending in the amount of Ch$8,529 million (Ch$8,144 million as of December 31, 2024).
As of September 30, 2025, the Company has a guarantee bond No. B287862 issued by Banco Santander Chile, in compliance with General Rule No. 120 of the FMC, with respect to placement, transfer and redemption activities of Morgan Stanley funds, in the amount of US$ 300,000. This bond covers participants acquiring shares of the Morgan Stanley Sicav foreign open-end funds and matures on April 30, 2026.
Santander Corredora de Seguros Limitada
In accordance with Circular No. 1,160 issued by the FMC, the Company maintains an insurance policy to ensure the proper and complete fulfillment of all obligations arising from its operations as an insurance brokerage intermediary.
The insurance guarantee policy for insurance brokers N°6676376, which covers UF 500, and the professional liability insurance policy for insurance brokers N°6676373, covering an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are valid from April 15, 2025, to April 14, 2026.
The Company holds guarantee bonds to ensure compliance with the terms of the public bidding process for fire and earthquake insurance on the mortgage portfolio for housing and professional services of the Bank, amounting to UF 500 and UF 10,000, respectively, with the same financial institution. Both guarantees mature on December 31, 2026.
Additionally, since October 21, 2024, the Company has maintained a guarantee bond with Banco Santander Chile for the same purpose, amounting to UF 500 and UF 10,000, both with maturity on December 31, 2025.

Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-139

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 30 - INTEREST INCOME AND EXPENSES
This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting.
1.As of September 30, 2025, and 2024, the composition of interest income is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost
Rights under repurchase and securities lending agreements	9,667	2,122	2,880	1,616
Debt financial instruments	159,612	180,384	54,474	46,838
Interbank loans	460	670	—	2
Commercial loans	891,187	950,977	299,795	310,314
Mortgage loans	446,394	448,586	147,704	152,831
Consumer loans	624,704	627,269	209,591	212,953
Other financial instruments	82,079	108,342	26,800	33,299
Subtotal	2,214,103	2,318,350	741,244	757,853
Financial assets at fair value through other comprehensive income
Debt financial instruments	92,529	115,595	35,520	30,422
Other financial instruments	7,327	3,235	3,711	1,032
Subtotal	99,856	118,830	39,231	31,454
Results of interest rate-risk hedge accounting	235,188	310,860	76,954	95,061
Total interest income	2,549,147	2,748,040	857,429	884,368
As of September 30, 2025, and 2024, the amount of suspended interest income is as follows:

	As of September 30,
	2025	2024
Off-balance sheet - interest income	Ch$mn	Ch$mn
Commercial loans	20,769	25,194
Mortgage loans	10,660	8,034
Consumer loans	3,020	3,263
Total	34,449	36,491
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-140

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 30 - INTEREST INCOME AND EXPENSES, continued
2.As of September 30, 2025, and 2024, the composition of interest expense is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities at amortized cost
Deposits and other demand liabilities	(7,824)	(9,428)	(2,967)	(3,213)
Time deposits and other term equivalents	(570,685)	(729,675)	(185,550)	(223,450)
Repurchase agreements	(67,387)	(24,915)	(33,356)	(12,318)
Interbank borrowing	(164,100)	(202,660)	(54,007)	(66,241)
Debt financial instruments issued	(190,697)	(197,785)	(67,336)	(66,291)
Other financial liabilities	(48,327)	(52,505)	(16,286)	(21,350)
Subtotal	(1,049,020)	(1,216,968)	(359,502)	(392,863)
Obligations under leasing contracts	(7,752)	(5,491)	(2,912)	(1,956)
Regulatory capital financial instruments	(53,370)	(51,451)	(17,795)	(17,983)
Results of interest rate-risk hedge accounting	(145,333)	(392,878)	(42,692)	(65,040)
Total interest expenses	(1,255,475)	(1,666,788)	(422,901)	(477,842)
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-141

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 31 - READJUSTMENT INCOME AND EXPENSE
This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges.
1.As of September 30, 2025, and 2024, the composition of readjustment income is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets at amortized cost
Rights under repurchase and securities lending agreements	-	-	-	-
Debt financial instruments	49,500	50,961	10,122	15,680
Interbank loans	-	-	-	-
Commercial loans	165,988	187,660	33,463	54,902
Mortgage loans	472,943	513,913	95,999	154,730
Consumer loans	106	132	18	39
Other financial instruments	2,072	1,551	292	414
Subtotal	690,609	754,217	139,894	225,765
Financial assets at fair value through other comprehensive income
Debt financial instruments	11,857	9,853	3,248	3,205
Other financial instruments	2,057	288	840	78
Subtotal	13,914	10,141	4,088	3,283
Results of hedge accounting of the UF readjustment risk	(400,009)	(444,131)	(99,165)	(119,628)
Total readjustment income	304,514	320,227	44,817	109,420
As of September 30, 2025, and 2024, the amount of suspended readjustment income is as follows:

	As of September 30,
	2025	2024
Off-balance sheet - readjustment income	Ch$mn	Ch$mn
Commercial loans	21,271	22,975
Mortgage loans	30,013	24,170
Consumer loans	146	190
Total	51,430	47,335
2.As of September 30, 2025, and 2024, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Readjustment expenses
Deposits and other demand liabilities	(2,889)	(2,819)	(589)	(855)
Time deposits and other deposits	(17,811)	(28,304)	(3,246)	(7,618)
Obligations under repurchase and securities lending agreements	-	-	-	-
Interbank loans	-	-	-	-
Issued debt financial instruments	(109,835)	(122,399)	(21,089)	(36,239)
Other financial liabilities	(4,223)	(10,050)	(1,057)	(2,354)
Financial instruments of regulatory capital issued	(44,933)	(47,123)	(9,188)	(14,231)
Result of UF, PPI and CPI risk hedge accounting.	93,992	106,797	34,764	22,483
Total expense for readjustments	(85,699)	(103,898)	(405)	(38,814)
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-142

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 32 - COMMISSION INCOME AND EXPENSES
This line item includes the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Income from commissions and services rendered
Commissions for prepayment of loans	12,318	12,376	4,297	4,567
Commissions for loans with letters of credit	1	38	-	13
Commissions for lines of credit and overdrafts	1,165	1,602	346	376
Commissions for guarantees and letters of credit	32,374	26,256	10,565	8,411
Commissions for card services	420,815	362,098	139,816	125,320
Commissions for checking account maintenance	59,569	54,101	19,427	18,879
Commissions for collections and payments	47,763	48,591	15,563	16,927
Commissions for brokerage and management of securities	10,002	7,893	3,687	2,361
Commissions for brokerage of insurance and insurance advisory	40,325	46,739	14,925	15,266
Commissions for factoring services	993	998	377	284
Commissions for securitization	-	-	-	-
Commissions for financial advice	16,055	25,629	3,148	9,579
Other services rendered	145,680	121,936	51,934	42,152
Total	787,060	708,257	264,085	244,135
This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:

	For the period of 9 months until September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Expenses for commissions and services rendered
Commissions for card operation services	(141,588)	(113,180)	(47,981)	(38,941)
License fees for the use of card brands	(7,353)	(4,597)	(2,056)	(1,557)
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(16)	(370)	(3)	(58)
Expenses for obligations of consumer loyalty and merit programs for client cards	(92,538)	(89,743)	(31,555)	(29,138)
Commissions for securities transactions	(8,921)	(9,250)	(3,571)	(3,073)
Other commission paid for services received	(95,502)	(82,798)	(34,470)	(25,072)
Total	(345,918)	(299,938)	(119,636)	(97,839)

Total net fee and commission income and expenses	441,142	408,319	144,449	146,296
Interim Consolidated Financial Statements      September 2025 / Banco Santander-Chile F-143

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 32 - COMMISSION INCOME AND EXPENSES, continued
This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.

	Segments						Revenue recognition schedule for ordinary activities
For the nine-month period ended September 30, 2025	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income
Commissions for prepayment of loans	11,217	74	674	76	277	12,318	-	12,318	-
Commissions for loans with letters of credit	-	-	-	-	1	1	-	1	-
Commissions for credit lines and current accounts overdraft	526	1	76	569	(7)	1,165	553	612	-
Commissions for guarantees and letters of credit	6,131	18	12,975	12,666	584	32,374	31,703	671	-
Commissions for card services	382,551	3,344	20,570	8,722	5,628	420,815	66,303	354,512	-
Commissions for checking account maintenance	57,130	142	1,392	893	12	59,569	54,696	4,873	-
Commissions for collections and payments	74,240	519	4,645	5,341	(36,982)	47,763	-	32,451	15,312
Commissions for brokerage and management of securities	(900)	3,768	542	7,056	(464)	10,002	-	10,002	-
Commissions for brokerage of insurance and insurance advisory	79	40,517	11	50	(332)	40,325	-	-	40,325
Commissions for factoring services	440	-	227	326	-	993	-	993	-
Commissions for securitization	-	-	-	-	-	-	-	-	-
Commissions for financial advice	113	-	6,583	9,521	(162)	16,055	-	16,055	-
Other commissions earned	118,738	9,917	10,151	1,429	5,445	145,680	-	145,680	-
Total	650,265	58,300	57,846	46,649	(26,000)	787,060	153,255	578,168	55,637
Commission expenses
Commissions for card operation services	(117,387)	(579)	(12,432)	(6,155)	(5,035)	(141,588)	-	(141,588)	-
License fees for the use of card brands	(5,425)	(85)	(1,043)	(423)	(377)	(7,353)	-	(7,353)	-
Commissions for services related to the credit card system and prepaid cards	(16)	-	-	-	-	(16)	-	(16)	-
Commissions for obligations of loyalty programs and merits for card customers	(90,326)	(1,846)	-	-	(366)	(92,538)	-	(92,538)	-
Commissions for securities transactions	-	(32)	-	(1,342)	(7,547)	(8,921)	-	(8,921)	-
Other commission paid for services received	(62,673)	(32,537)	(4,701)	(3,563)	7,972	(95,502)	-	(95,502)	-
Total	(275,827)	(35,079)	(18,176)	(11,483)	(5,353)	(345,918)	-	(345,918)	-

Total net fee and commission income and expenses	374,438	23,221	39,670	35,166	(31,353)	441,142	153,255	232,250	55,637

Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-144

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities
For the quarter ended September 30, 2025	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income
Commissions for prepayment of loans	3,776	31	361	43	86	4,297	-	4,297	-
Commissions for loans with letters of credit	(1)	-	-	-	1	-	-	-	-
Commissions for credit lines and current accounts overdraft	195	-	17	134	-	346	365	(19)	-
Commissions for guarantees and letters of credit	1,995	9	4,232	4,262	67	10,565	10,348	217	-
Commissions for card services	126,546	1,132	7,470	3,027	1,641	139,816	27,310	112,506	-
Commissions for checking account maintenance	18,711	53	395	266	2	19,427	18,357	1,070	-
Commissions for collections and payments	25,967	159	1,579	1,529	(13,671)	15,563	-	10,776	4,787
Commissions for brokerage and management of securities	(790)	1,780	149	2,649	(101)	3,687	-	3,687	-
Commissions for brokerage of insurance and insurance advisory	58	14,949	10	1	(93)	14,925	-	-	14,925
Commissions for factoring services	141	-	89	147	-	377	-	377	-
Commissions for securitization	-	-	-	-	-	-	-	-	-
Commissions for financial advice	21	-	561	2,567	(1)	3,148	-	3,148	-
Other commissions earned	42,132	3,162	3,398	(267)	3,509	51,934	-	51,934	-
Total	218,751	21,275	18,261	14,358	(8,560)	264,085	56,380	187,993	19,712
Commission expenses
Commissions for card operation services	(39,466)	(200)	(4,582)	(2,078)	(1,655)	(47,981)	-	(47,981)	-
License fees for the use of card brands	(1,401)	(31)	(408)	(84)	(132)	(2,056)	-	(2,056)	-
Commissions for services related to the credit card system and prepaid cards	(3)	-	-	-	-	(3)	-	(3)	-
Commissions for obligations of loyalty programs and merits for card customers	(30,920)	(634)	-	-	(1)	(31,555)	-	(31,555)	-
Commissions for securities transactions	-	(10)	-	(437)	(3,124)	(3,571)	-	(3,571)	-
Other commission paid for services received	(21,196)	(11,433)	(2,001)	(1,630)	1,790	(34,470)	-	(34,470)	-
Total	(92,986)	(12,308)	(6,991)	(4,229)	(3,122)	(119,636)	-	(119,636)	-

Total net fee and commission income and expenses	125,765	8,967	11,270	10,129	(11,682)	144,449	56,380	68,357	19,712
Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-145

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities
For the nine-month period ended September 30, 2024	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income
Commissions for prepayment of loans	11,487	32	640	562	(345)	12,376	-	12,376	-
Commissions for loans with letters of credit	38	-	-	-	-	38	-	38	-
Commissions for credit lines and current accounts overdraft	511	-	108	860	123	1,602	560	1,042	-
Commissions for guarantees and letters of credit	7,029	38	9,968	9,188	33	26,256	25,660	596	-
Commissions for card services	340,849	2,915	13,017	3,519	1,798	362,098	61,830	300,268	-
Commissions for checking account maintenance	52,187	115	1,543	912	(656)	54,101	49,215	4,886	-
Commissions for collections and payments	72,208	(22,436)	4,716	6,122	(12,019)	48,591	-	31,568	17,023
Commissions for brokerage and management of securities	663	1,185	197	2,449	3,399	7,893	-	7,893	-
Commissions for brokerage of insurance and insurance advisory	144	46,471	42	-	82	46,739	-	-	46,739
Commissions for factoring services	328	-	218	452	-	998	-	998	-
Commissions for securitization	-	-	-	-	-	-	-	-	-
Commissions for financial advice	(6)	1	3,766	12,993	8,875	25,629	-	25,629	-
Other commissions earned	99,133	11,064	8,984	11,114	(8,359)	121,936	-	121,936	-
Total	584,571	39,385	43,199	48,171	(7,069)	708,257	137,265	507,230	63,762
Commission expenses
Commissions for card operation services	(101,621)	(602)	(6,392)	(2,653)	(1,912)	(113,180)	-	(113,180)	-
License fees for the use of card brands	(3,790)	(49)	(486)	(178)	(94)	(4,597)	-	(4,597)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(370)	-	-	-	-	(370)	-	(370)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(87,106)	(1,729)	-	-	(908)	(89,743)	-	(89,743)	-
Commissions for securities transactions	-	-	-	(1,990)	(7,260)	(9,250)	-	(9,250)	-
Other commission paid for services received	(57,243)	(19,091)	(3,474)	(2,488)	(502)	(82,798)	-	(82,798)	-
Total	(250,130)	(21,471)	(10,352)	(7,309)	(10,676)	(299,938)	-	(299,938)	-

Total net fee and commission income and expenses	334,441	17,914	32,847	40,862	(17,745)	408,319	137,265	207,292	63,762

Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-146

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 32 - COMMISSION INCOME AND EXPENSES, continued

	Segments						Revenue recognition schedule for ordinary activities
For the quarter ended September 30, 2024	Individuals + SMEs	Wealth Management & Insurance	Middle-market	Global Corporate Banking	Other	Total	Transferred through time	Transferred at a specific time	Accrual model
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Commission income
Commissions for prepayment of loans	4,320	7	159	280	(199)	4,567	-	4,567	-
Commissions for loans with letters of credit	13	-	-	-	-	13	-	13	-
Commissions for credit lines and current accounts overdraft	172	-	10	195	(1)	376	(666)	1,042	-
Commissions for guarantees and letters of credit	2,227	10	3,579	2,897	(302)	8,411	7,815	596	-
Commissions for card services	117,081	980	4,701	1,337	1,221	125,320	35,784	89,536	-
Commissions for checking account maintenance	18,404	37	499	297	(358)	18,879	13,993	4,886	-
Commissions for collections and payments	26,487	193	1,629	2,511	(13,893)	16,927	-	28,084	(11,157)
Commissions for brokerage and management of securities	177	581	93	1,047	463	2,361	-	2,361	-
Commissions for brokerage of insurance and insurance advisory	46	15,120	18	-	82	15,266	-	-	15,266
Commissions for factoring services	100	-	69	115	-	284	-	284	-
Commissions for securitization	-	-	-	-	-	-	-	-	-
Commissions for financial advice	-	-	-	-	9,579	9,579	-	9,579	-
Other commissions earned	33,937	4,215	4,641	8,556	(9,197)	42,152	-	42,152	-
Total	202,964	21,143	15,398	17,235	(12,605)	244,135	56,926	183,100	4,109
Commission expenses
Commissions for card operation services	(34,229)	(165)	(2,354)	(996)	(1,197)	(38,941)	-	(38,941)	-
License fees for the use of card brands	(1,223)	(13)	(184)	(81)	(56)	(1,557)	-	(1,557)	-
Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment	(58)	-	-	-	-	(58)	-	(58)	-
Expenses for obligations of consumer loyalty and merit programs for client cards	(28,232)	(568)	-	-	(338)	(29,138)	-	(29,138)	-
Commissions for securities transactions	-	-	-	(464)	(2,609)	(3,073)	-	(3,073)	-
Other commission paid for services received	(15,557)	(14,903)	(1,057)	(911)	7,356	(25,072)	-	(25,072)	-
Total	(79,299)	(15,649)	(3,595)	(2,452)	3,156	(97,839)	-	(97,839)	-

Total net fee and commission income and expenses	123,665	5,494	11,803	14,783	(9,449)	146,296	56,926	85,261	4,109

Interim Consolidated Financial Statements          September 2025 / Banco Santander-Chile F-147

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 33 - NET FINANCIAL INCOME
This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale.
As of September 30, 2025, and 2024, the detail of the results from financial operations is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Results from financial assets held for trading at fair value through profit or loss
Financial derivatives contracts	61,005	(21,503)	86,503	(11,645)
Debt financial instruments	15,418	19,513	8,455	19,692
Other financial instruments	15	49	7	18
Subtotal	76,438	(1,941)	94,965	8,065
Results from financial liabilities held for trading at fair value through profit or loss
Financial derivatives contracts	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss
Debt financial instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial assets designated at fair value through profit or loss
Debt financial instruments	-	-	-	-
Other financial instruments	-	-	-	-
Subtotal	-	-	-	-
Financial results from financial liabilities designated at fair value through profit or loss
Demand deposits and other demand liabilities, and time deposits and other term equivalents	-	-	-	-
Issued debt instruments	-	-	-	-
Other	-	-	-	-
Subtotal	-	-	-	-
Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income
Financial assets at amortized cost	2,346	365	1,066	322
Financial assets at fair value through other comprehensive income*	(1,729)	(42,188)	2,598	4,270
Financial liabilities at amortized cost	1,407	1,110	1,406	15
Financial instruments of regulatory capital issued	-	-	-	-
Subtotal	2,024	(40,713)	5,070	4,607

Total	78,462	(42,654)	100,035	12,672
(*) In September of the current year, the Bank carried out the sale of 140 residential mortgage loan portfolio transactions measured at fair value through other comprehensive income, for an amount of approximately Ch$18,450 million, generating an impact on profit of approximately Ch$ 760 million.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-148

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 33 - NET FINANCIAL INCOME, continued
As of September 30, 2025, and 2024, the details of the financial results from foreign currency exchanges, adjustments, and hedge accounting are as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies
Result from foreign exchange	153,071	(38,111)	(200,439)	288,922
Exchange rate readjustment results	(3,845)	2,709	3,131	(5,203)
Financial assets held for trading at fair value through profit or loss	-	-	-	-
Non-trading financial assets mandatory measured at fair value through profit or loss	-	-	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	-	-
Financial assets at amortized cost	(3,845)	2,145	3,131	(5,544)
Other assets	-	-	-	-
Financial liabilities at amortized cost	-	-	-	-
Financial liabilities held for trading at fair value through profit or loss	-	565	-	342
Financial liabilities designated at fair value through profit or loss	-	-	-	-
Financial instruments of regulatory capital issued	-	-	-	-
Net result of derivatives in foreign currency risk hedge accounting	(12,321)	258,536	178,474	(224,292)
Subtotal	136,905	223,134	(18,834)	59,427
Financial results from reclassifying financial assets due to changes in the business model
From financial assets at amortized cost to financial assets for trading at fair value through profit or loss	-	-	-	-
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	-	-	-	-
Subtotal	-	-	-	-
Other financial results from changes in financial assets and liabilities
Financial assets at amortized cost	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	-	-
Financial liabilities at amortized cost	-	-	-	-
Obligations under leasing contracts	-	-	-	-
Financial instruments of regulatory capital issued	-	-	-	-
Subtotal	-	-	-	-
Other financial results from ineffective hedge accounting	-	-	-	-
Other financial results from other hedge accounting	-	-	-	-
Subtotal	-	-	-	-

Total Net financial income	215,367	180,480	81,201	72,099
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-149

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES
The Interim Consolidated Financial Statements present results from investments in companies of Ch$6,863 and Ch$6,478 million as of September 30, 2025, and 2024, according to the following details:

For the nine-month period ended September 30,	Participation		Result from investments
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies
Redbanc S.A.	33.43	33.43	834	807
Transbank S.A	25.00	25.00	3,394	3,330
Centro de Compensación Automatizado S.A	33.33	33.33	1,415	1,216
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	461	383
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	156	68
Administrador Financiero del Transantiago S.A.	20.00	20.00	394	441
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	59	123
Subtotal			6,713	6,368
Shares or rights in other companies
Stock exchange			148	109
Other			2	2
Subtotal			150	111
Results from the sale of ownership in investment in companies
Companies in the country			-	(1)
Subtotal			-	(1)

Total			6,863	6,478
For more detailed financial information on the companies, see Note 14.

For the quarter ended September 30, 2025, and 2024	Participation		Result from investments
	2025	2024	2025	2024
	%	%	Ch$mn	Ch$mn
Companies
Redbanc S.A.	33.43	33.43	211	421
Transbank S.A	25.00	25.00	1,414	851
Centro de Compensación Automatizado S.A	33.33	33.33	480	465
Sociedad Interbancaria de Depósito de Valores S.A	29.29	29.29	150	154
Cámara de Compensación de Alto Valor S.A.	13.72	15.00	50	60
Administrador Financiero del Transantiago S.A.	20.00	20.00	133	177
Servicios de Infraestructura de Mercado OTC S.A.	12.48	12.48	(26)	43
Subtotal			2,412	2,171
Shares or rights in other companies
Stock exchange			(2)	109
Other			2	(11)
Subtotal			-	98
Results from the sale of ownership in investment in companies
Companies in the country			-	-
Subtotal			-	-

Total			2,412	2,268
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-150

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS
The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Net results from assets received in payment or awarded in a judicial auction
Sale of goods received in lieu of payment or awarded in a judicial auction	7,703	2,237	4,601	(92)
Other income from assets received in lieu of payment or awarded in a judicial auction	17,020	5,981	6,336	2,673
Provisions to the net realizable value of assets received in lieu of payment or awarded in a judicial auction	1,132	(1,255)	448	(789)
Charge-offs of assets received in payment or awarded in a judicial auction	(26,750)	(11,178)	(8,429)	(4,390)
Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction	(2,609)	(2,780)	(748)	(473)
Non-current assets held for sale and disposal group	2,709	3,532	1,726	151
Total	(795)	(3,463)	3,934	(2,920)

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-151

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 36 - OTHER OPERATING INCOME AND EXPENSES
1.Other operating income is comprised of the following items:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Compensation from insurance companies for claims other than operational risk events	82	59	82	-
Income from expense recovery	315	235	32	69
Leases	818	536	258	198
Insurance Company Recoveries	-	2,876	-	(1,507)
Other income	925	2,930	493	1,059
Total	2,140	6,636	865	(181)
2.Other operating expense is comprised of the following items:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Expenditure on insurance premiums to cover operational risk events	(392)	(27,089)	-	(7,515)
Provisions for operational risk	(6,860)	(2,400)	(3,507)	(493)
Expense for operational risk events	(30,540)	(29,885)	(10,901)	(8,580)
Operational risk event expense recoveries	6,974	23,480	1,109	9,222
Reorganization plans (*)	(19,209)	(25,995)	(14,208)	(8,822)
Provisions for lawsuits and litigation	(494)	(429)	(162)	(92)
Expenses from financial leasing credit operations	(2,405)	(4,067)	405	(1,593)
Expenses for factoring credit operations	(132)	(66)	(50)	(20)
Other operating expenses	(14,731)	(10,995)	(3,400)	(3,402)
Total	(67,789)	(77,446)	(30,714)	(21,295)
(*) This corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of the Bank’s transformation process aimed at building a digital bank with branches. It has involved a transformation of the branch model and the operating model, along with a transition toward a common global structure (Go To Model).
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-152

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES
The expenses from obligations to employees as of September 30, 2025, and 2024, are as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Employee benefits (short-term)	(276,720)	(269,938)	(92,057)	(97,646)
Employee benefits (long-term)	(9,179)	(12,037)	(2,449)	(3,664)
Expenses of employment benefits related to contract terminations	(13,336)	(9,588)	(3,464)	(2,223)
Expenses for defined benefit post-employment plan obligations	(808)	(186)	(161)	457
Other human resources costs	(7,952)	(6,639)	(4,058)	(2,072)
Total	(307,995)	(298,388)	(102,189)	(105,148)
Share-based compensation (settled in cash)
The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value.
Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results.
Pension plan
The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement.
In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions:
a.Aimed at the Group's senior management.
b.The general requirement for eligibility is to be still employed when they are 60 years old.
c.The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs.
In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan.
Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be.
The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company.
The Bank's entitlements under the plan as of September 30, 2025, and 2024 amounted to Ch$4,876 y Ch$5,582 million, respectively (Ch$4,107 millions as of December 31, 2024).
The Bank has quantified the amounts of the defined benefit obligations based on the following criteria:
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-153

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued
Calculation method:
The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually.
Actuarial assumptions used:
Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were:
The assets related to the savings fund contributed by the Bank to Compañía de Seguros Zurich, for defined benefit plans, are presented net of the associated obligations. The assumptions used correspond to.

Post-Employment Plans	As of September 30, As of December 31,
	2025	2024
Mortality chart	RV-2014	RV-2014
Termination of contract rate	0.05	0.05
Disability chart	PDT 1985	PDT 1985
The movement in the period for post-employment benefits is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Assets for defined post-employment benefits	4,876	4,107
Commitments for defined benefit plans
With active personnel	(3,859)	(3,138)
Caused by inactive personnel	-	-
Minus:
Unrecognized actuarial (gains) losses	-	-
Balances at the end of the period	1,017	969

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-154

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued
The period cash flow for post-employment benefits is as follows:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Fair value of plan assets
Balance at the beginning of the period	4,107	5,260
Expected return on insurance contracts	74	574
Employer contributions	990	1,308
Actuarial (gains) losses	-	-
Premiums paid	-	-
Benefits paid	(295)	(3,035)
Fair value of plan assets at the end of the period	4,876	4,107
Present value of obligations
Present value of the obligations at the beginning of the period	(3,138)	(5,027)
Net incorporation of companies into the Group	-	-
Current period service costs	(808)	1,889
Reduction/settlement effects	-	-
Benefits paid	-	-
Past service costs	-	-
Actuarial (gains) losses	-	-
Other movements	87	-
Present value of obligations at the end of the period	(3,859)	(3,138)
Net balance at the end of the period	1,017	969
Expected performance of the Plan:

	Al 30 de septiembre de Al 31 de diciembre de
	2025	2024
Expected rate of return on plan assets	UF + 2,50% per year	UF + 2,50% per year
Expected rate of return on redemption rights	UF + 2,50% per year	UF + 2,50% per year
Costs related to the Plan:

	As of September 30, As of December 31,
	2025	2024
	Ch$mn	Ch$mn
Current period service costs	(808)	1,889
Interest cost	-	-
Expected return on plan assets	74	574

Extraordinary allocations	-	-
Actuarial (gains)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	(734)	2,463
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-155

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 38 - ADMINISTRATIVE EXPENSE
As of September 30, 2025, and 2024, Administrative Expenses is composed of the following items:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
General administrative expenses	(172,075)	(164,229)	(56,511)	(55,922)
Expenses for short-term lease agreements	(11,580)	(13,738)	(5,718)	(4,674)
Expenses for low-value leases	-	-	-	-
Other expenses for lease obligations	(32)	(104)	(5)	(65)
Maintenance and repair of fixed assets	(18,591)	(19,668)	(5,304)	(6,718)
Insurance premiums except to cover operational risk events	(4,267)	(3,931)	(1,778)	(1,218)
Office Supplies	(3,726)	(4,003)	(1,492)	(1,549)
IT and communication expenses	(90,535)	(71,997)	(27,423)	(25,517)
Lighting, heating, and other utilities	(5,217)	(4,610)	(1,137)	(1,646)
Security and valuables transport services	(12,563)	(14,905)	(4,291)	(4,396)
Representation and personnel travel expenses	(2,727)	(2,530)	(647)	(1,039)
Judicial and notarial expenses	(959)	(1,092)	(13)	(379)
Fees for review and audit of the financial statements by the external auditor	(1,382)	(1,405)	(287)	(285)
Fees for advisory and consultancy services provided by the external auditor	(98)	-	(98)	-
Fees for advisory and consultancy services provided by other audit firms	(157)	(126)	(67)	(56)
Fees for securities classification	-	-	-	-
Fees for other technical reports	(4,218)	(6,135)	(1,495)	(1,975)
Fines applied by the FMC	-	-	-	-
Fines applied by other bodies	-	-	-	-
Other general administrative expenses	(16,023)	(19,985)	(6,756)	(6,405)
Outsourced services	(96,119)	(75,650)	(28,683)	(24,353)
Data processing	(56,275)	(34,711)	(11,800)	(11,604)
Technology development, certification and technology testing service	(926)	(2,729)	(253)	(690)
External human resources management and external staffing service	-	(1)	-	-
Valuation service	-	-	-	-
Call Centre service for sales, marketing, quality control and customer service	-	-	-	-
External collection service	(247)	(233)	(82)	(44)
Outsourced ATM management and maintenance services	(117)	(311)	(117)	(199)
External cleaning service, catering, custody of files and documents, furniture and equipment storage.	(2,903)	(3,063)	(937)	(1,010)
Product sales and distribution services	-	-	-	-
External credit appraisal service	(2,466)	(3,077)	(39)	(848)
Other outsourced services	(33,185)	(31,525)	(15,455)	(9,958)
Board expenses	(1,396)	(1,335)	(443)	(455)
Remuneration of the Board of Directors	(1,396)	(1,335)	(443)	(455)
Other Board Expenses	-	-	-	-
Marketing expenses	(16,034)	(17,265)	(4,885)	(4,433)
Taxes, contributions, fees	(15,684)	(17,540)	(5,323)	(5,843)
Real estate taxes	(1,814)	(2,521)	(563)	(698)
Licenses	(1,354)	(1,956)	(592)	(722)
Other taxes	(186)	-	(7)	-
Contribution to the FMC (ex-SBIF)	(12,330)	(13,063)	(4,161)	(4,423)
Other legal charges	-	-	-	-
Total	(301,308)	(276,019)	(95,845)	(91,006)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-156

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 39 - DEPRECIATION AND AMORTIZATION
The amounts corresponding to depreciation and amortization expenses as of September 30, 2025, and 2024 are detailed below:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Amortization of intangible assets	(36,183)	(39,848)	(11,701)	(12,597)
Depreciation of fixed assets	(35,727)	(35,785)	(12,191)	(12,009)
Depreciation and amortization of assets for rights to use assets in leases	(29,240)	(30,079)	(9,232)	(9,923)
Total Depreciation and Amortization	(101,150)	(105,712)	(33,124)	(34,529)
The reconciliation between the book values and the balances as of September 30, 2025, and 2024, is as follows:

	Depreciation and amortization
	Fixed assets	Intangible assets	Right-of-use leased assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	(473,998)	(342,198)	(216,325)	(1,032,521)
Depreciation and amortization charges for the period	(35,727)	(36,183)	(29,240)	(101,150)
Disposals and sales for the period	6,721	-	14,812	21,533
Impairment	-	4,861	-	4,861
Other	(1)	-	-	(1)
Balance as of September 30, 2025	(503,005)	(373,520)	(230,753)	(1,107,278)

	Depreciation and amortization
	Fixed assets	Intangible assets	Right-of-use leased assets	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	(440,627)	(281,249)	(198,794)	(920,670)
Depreciation and amortization charges for the period	(35,785)	(39,848)	(30,079)	(105,712)
Disposals and sales for the period	7,290	-	27,896	35,186
Impairment	-	-	-	-
Other	66	87	(188)	(35)
Balance as of September 30, 2024	(469,056)	(321,010)	(201,165)	(991,231)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-157

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS
The amounts corresponding to impairment charges to income as of September 30, 2025, and 2024 are detailed below:

	For the nine-month period ended September 30,		For the quarter ended September 30,
	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Impairment of investments in companies	-	-	-	-
Impairment of intangible assets	(2,903)	-	(1,826)	-
Impairment of fixed assets	(21)	-	-	-
Impairment of assets for the right to use leased assets	-	-	-	-
Impairment of other assets for investment properties	-	-	-	-
Impairment of other assets due to income from ordinary activities generated by contracts with customers	-	-	-	-
Acquisition gain through a business combination on highly advantageous terms	-	-	-	-
Total	(2,924)	-	(1,826)	-
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-158

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 41 - CREDIT LOSS EXPENSES
The movement to September 30, 2025, and 2024, in credit loss expense is summarized as follows:
1.The breakdown of credit loss expenses as of September 30, 2025, and 2024, is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
Summary of loan loss expense in the period	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Provision expense for loans and receivable credit risk	(663,240)	(498,508)	(186,349)	(170,893)
Special provisions expense for credit risk	96,222	(400)	(1,466)	(68)
Recovery of previously charged-off loans	136,721	104,933	43,446	34,027
Impairment for credit risk of other financial assets not measured at fair value through profit or loss	(92)	455	744	690
Total	(430,389)	(393,520)	(143,625)	(136,244)
2.The flow of provision expenses established for credit risk and credit loss expenses on loans as of September 30, 2025, and 2024, is as follows:

Summary of Provision expenses related to credit risk and credit loss expense -For the nine-month period ended September 30, 2025	Loan loss provision expenses in the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible
	Assessment		Assessment	Assessment				Total
	Individual	Group	Individual	Individual	Group
(Ch$mn)
Interbank loans
Provisions established	(126)	-	-	-	-	(126)	-	(126)
Provision released	106	-	-	-	-	106	-	106
Subtotal	(20)	-	-	-	-	(20)	-	(20)
Commercial loans
Provisions established	(31,595)	(16,559)	(37,355)	(118,004)	(184,539)	(388,052)	(748)	(388,800)
Provision released	22,266	34,322	12,730	67,993	16,653	153,964	2,345	156,309
Subtotal	(9,329)	17,763	(24,625)	(50,011)	(167,886)	(234,088)	1,597	(232,491)
Mortgage loans
Provisions established	-	(2,626)	-	-	(68,630)	(71,256)	-	(71,256)
Provision released	-	2,144	-	-	818	2,962	-	2,962
Subtotal	-	(482)	-	-	(67,812)	(68,294)	-	(68,294)
Consumer loans
Provisions established	-	(126,102)	-	-	(268,669)	(394,771)	-	(394,771)
Provision released	-	13,642	-	-	18,694	32,336	-	32,336
Subtotal	-	(112,460)	-	-	(249,975)	(362,435)	-	(362,435)
Provision expense for loans and receivable credit risk	(9,349)	(95,179)	(24,625)	(50,011)	(485,673)	(664,837)	1,597	(663,240)
Recovery of previously charged-off loans
Interbank loans								-
Commercial loans								60,109
Residential mortgage loans								42,623
Consumer loans								33,989
Subtotal								136,721

Total								(526,519)

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-159

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended September 30, 2025	Loan loss provision expenses in the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible
	Assessment		Assessment	Assessment				Total
	Individual	Group	Individual	Individual	Group
(Ch$mn)
Interbank loans
Provisions established	(44)	-	-	-	-	(44)	-	(44)
Provision released	-	-	-	-	-	-	-	-
Subtotal	(44)	-	-	-	-	(44)	-	(44)
Commercial loans
Provisions established	(9,925)	(5,676)	(15,360)	(28,315)	(59,194)	(118,470)	-	(118,470)
Provision released	14,392	27,655	5,474	9,624	3,822	60,967	622	61,589
Subtotal	4,467	21,979	(9,886)	(18,691)	(55,372)	(57,503)	622	(56,881)
Mortgage loans
Provisions established	-	(837)	-	-	(19,275)	(20,112)	-	(20,112)
Provision released	-	668	-	-	30	698	-	698
Subtotal	-	(169)	-	-	(19,245)	(19,414)	-	(19,414)
Consumer loans
Provisions established	-	(29,195)	-	-	(87,572)	(116,767)	-	(116,767)
Provision released	-	4,990	-	-	1,767	6,757	-	6,757
Subtotal	-	(24,205)	-	-	(85,805)	(110,010)	-	(110,010)
Provision expense for loans and receivable credit risk	4,423	(2,395)	(9,886)	(18,691)	(160,422)	(186,971)	622	(186,349)
Recovery of previously charged-off loans
Interbank loans								-
Commercial loans								17,965
Residential mortgage loans								13,628
Consumer loans								11,853
Subtotal								43,446

Total								(142,903)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-160

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense -For the nine-month period ended September 30, 2025	Loan loss provision expenses in the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible
	Assessment		Assessment	Assessment				Total
	Individual	Group	Individual	Individual	Group
(Ch$mn)
Interbank loans
Provisions established	(69)	–	–	–	–	(69)	–	(69)
Provision released	185	–	–	–	–	185	–	185
Subtotal	116	–	–	–	–	116	–	116
Commercial loans
Provisions established	(22,219)	(15,866)	(18,123)	(90,735)	(111,489)	(258,432)	(14)	(258,446)
Provision released	6,867	11,507	13,740	15,215	26,932	74,261	4,921	79,182
Subtotal	(15,352)	(4,359)	(4,383)	(75,520)	(84,557)	(184,171)	4,907	(179,264)
Mortgage loans
Provisions established	–	(2,916)	–	–	(62,366)	(65,282)	–	(65,282)
Provision released	–	1,243	–	–	25,498	26,741	–	26,741
Subtotal	–	(1,673)	–	–	(36,868)	(38,541)	–	(38,541)
Consumer loans
Provisions established	–	(8,516)	–	–	(290,584)	(299,100)	–	(299,100)
Provision released	–	7,057	–	–	11,224	18,281	–	18,281
Subtotal	–	(1,459)	–	–	(279,360)	(280,819)	–	(280,819)
Provision expense for loans and receivable credit risk	(15,236)	(7,491)	(4,383)	(75,520)	(400,785)	(503,415)	4,907	(498,508)
Recovery of previously charged-off loans
Interbank loans								–
Commercial loans								45,960
Residential mortgage loans								33,343
Consumer loans								25,630
Subtotal								104,933

Total								(393,575)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-161

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 41 - CREDIT LOSS EXPENSES, continued

Summary of Provision expenses related to credit risk and credit loss expense - for the quarter ended September 30, 2024	Loan loss provision expenses in the period
	Normal portfolio		Substandard Portfolio	Impaired portfolio		Subtotal	FOGAPE Covid-19 guarantee deductible
	Assessment		Assessment	Assessment				Total
	Individual	Group	Individual	Individual	Group
(Ch$mn)
Interbank loans
Provisions established	(64)	–	–	–	–	(64)	–	(64)
Provision released	63	–	–	–	–	63	–	63
Subtotal	(1)	–	–	–	–	(1)	–	(1)
Commercial loans
Provisions established	(9,504)	(6,262)	(7,181)	(40,622)	(37,914)	(101,483)	–	(101,483)
Provision released	2,087	2,694	5,268	6,076	6,798	22,923	1,129	24,052
Subtotal	(7,417)	(3,568)	(1,913)	(34,546)	(31,116)	(78,560)	1,129	(77,431)
Mortgage loans
Provisions established	–	(433)	–	–	(12,350)	(12,783)	–	(12,783)
Provision released	–	765	–	–	25,394	26,159	–	26,159
Subtotal	–	332	–	–	13,044	13,376	–	13,376
Consumer loans
Provisions established	–	(2,595)	–	–	(108,366)	(110,961)	–	(110,961)
Provision released	–	1,418	–	–	2,436	3,854	–	3,854
Subtotal	–	(1,177)	–	–	(105,930)	(107,107)	–	(107,107)
Provision expense for loans and receivable credit risk	(7,418)	(4,413)	(1,913)	(34,546)	(124,002)	(172,292)	1,129	(171,163)
Recovery of previously charged-off loans
Interbank loans								–
Commercial loans								14,431
Residential mortgage loans								10,373
Consumer loans								9,223
Subtotal								34,027

Total								(137,136)

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-162

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 41 - CREDIT LOSS EXPENSES, continued
The balances of special provisions for credit risk expenses as of September 30, 2025, and 2024, is as follows:

	For the nine-month period ended September 30,		For the quarter ended September 30,
Summary of special provisions expense related to credit risk for the period	2025	2024	2025	2024
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Provision expense for contingent loans	(17,624)	(367)	(1,417)	(70)
Interbank loans	–	–	–	–
Commercial loans	3,400	217	(677)	215
Consumer loans	(21,024)	(584)	(740)	(285)
Provisions expense for local risk in operations with foreign debtors	(56)	(33)	(49)	2
Special provisions expense for foreign loans	–	–	–	–
Additional provisions expense for loans	113,902	–	–	–
Commercial loans	20,000	–	–	–
Residential mortgage loans	–	–	–	–
Consumer loans	93,902	–	–	–
Provision expense for minimum required provision adjustments related to normal and individual portfolio assessment	–	–	–	–
Provisions expense for credit risk due to additional prudential requirements	–	–	–	–
Total	96,222	(400)	(1,466)	(68)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-163

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS
The Bank currently has no results from discontinued operations.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-164

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES
The Bank's "related parties" include, in addition to its subsidiaries and associates, "key personnel" of the Bank's Management (members of the Bank's Board of Directors and Managers of Banco Santander-Chile and its affiliates, along with their close relatives), as well as entities over which key personnel may exercise significant influence or control.
Additionally, the Bank has considered the various companies that form part of the Santander Group worldwide as related parties, with the understanding that they all have a common parent company, namely Banco Santander S.A. (based in Spain).
Article 89 of the Chilean Corporation Law, which also applies to banks, establishes that any transaction with a related party must be carried out under fair conditions, similar to those normally prevailing in the market.
Furthermore, Article 84 of the General Banking Law establishes limits loans that may be granted to related parties and prohibits granting loans to the Bank's directors, general manager, or general representatives.
The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories:
Santander Group Companies
This category includes all companies belonging to the Santander Group worldwide, and therefore also includes those companies over which the Bank exercises some degree of control (subsidiary and special-purpose entities).
Associated Companies
This category includes those entities where the Bank, as indicated in Note 01 b) of these Consolidated Financial Statements, exercises some degree of significant influence over them. These entities, in general, correspond to the so-called "business support companies."
Key Personnel
This category includes members of the Bank's Board of Directors and executives of Banco Santander-Chile and its affiliates, along with their close relatives. It takes into account the limitations imposed by Chapter 12-12 of the UCBR.
Other
This category includes related parties not included in the groups described above and, in general, those entities over which key personnel may exercise significant influence or control.
The terms of transactions with related parties are equivalent to those found in arm's-length transactions, or the corresponding in-kind compensation has been allocated.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-165

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued
a.Loans with related parties
The movement of loans and receivables, as well as contingent loans with to related entities, as of September 30, 2025, and December 31, 2024 are shown below:

	As of September 30,				As of December 31,
	2025				2024
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Loans and receivables
Commercial loans	911,989	28	2,249	16,980	922,232	23,570	2,557	875
Mortgage loans	-	-	31,883	-	-	-	33,179	-
Consumer loans	-	-	3,197	-	-	-	3,729	-
Loans and receivables	911,989	28	37,329	16,980	922,232	23,570	39,465	875

Provision for loan losses	(789)	(9)	(336)	(828)	(809)	(28)	(498)	-
Net loans	911,200	19	36,993	16,152	921,423	23,542	38,967	875

Guarantee	-	-	-	-	1,031	-	31,489	115

Contingent loans
Guarantees and sureties	-	-	-	-	-	-	-	-
Letters of credit	-	-	-	-	9,787	-	-	-
Transactions with contingent events	30,313	-	-	1,511	20,313	-	-	394
Contingent loans	30,313	-	-	1,511	30,100	-	-	394

Provisions for contingent loans	(25)	-	-	(43)	(21)	-	-	(8)
Net contingent loans	30,288	-	-	1,468	30,079	-	-	386

	As of September 30,				As of December 31,
	2025				2024
	Group companies	Associated companies	Key personnel	Other	Group companies	Associated companies	Key personnel	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1,	952,332	23,570	39,465	1,269	752,817	49,284	39,469	1,321
Loans granted	28,539	4	7,678	18,605	274,130	4,025	13,638	90
Loans paid	(38,569)	(23,546)	(9,814)	(1,383)	(74,615)	(29,739)	(13,642)	(142)
Total	942,302	28	37,329	18,491	952,332	23,570	39,465	1,269
(*) As of September 30, 2025, and December 31, 2024 loans corresponding to group companies outside the scope of consolidation amounted to Ch$187,199 million and Ch$209,358 million, respectively.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-166

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued
b.The assets and liabilities for related party transactions as of September 30, 2025, and December 31, 2024, are as follows:
Assets and liabilities from transactions with related parties

Types of assets and liabilities held with related parties As of September 30, 2025 (Ch$mn)	Type of related party
	Group companies	Associated companies	Key personnel	Other
ASSETS
Cash and deposits in banks	156,815	–	–	–
Repurchase agreements and securities lending	67,752	–	–	–
Financial assets held for trading at fair value through profit or loss
Derivative contracts	829,324	2,812	–	–
Other assets	771,258	812,210	–	–
LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts	1,319,336	2,406	–	–
Financial liabilities at amortized cost
Deposits and other demand liabilities	21,479	675	4,394	79,811
Time deposits and other term equivalents	188,708	–	6,055	53,472
Obligations under repurchase and securities lending agreements	267,351	–	–	–
Interbank borrowing	58,426	–	–	–
Debt and regulatory capital financial instruments issued	905,532	–	–	–
Other liabilities	291,397	709,006	–	–

Types of assets and liabilities held with related parties As of December 31, 2024 (MM$)	Type of related party
	Group companies	Associated companies	Key personnel	Other
ASSETS
Cash and deposits in banks	162,452	–	–	–
Repurchase agreements and securities lending	–	–	–	–
Financial assets held for trading at fair value through profit or loss
Derivative contracts	1,120,543	11,134	–	–
Other assets	885,307	686,884	–	–
LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts	1,757,184	13,143	–	–
Financial liabilities at amortized cost
Deposits and other demand liabilities	28,446	1,007	3,260	407
Time deposits and other term equivalents	140,475	–	4,996	69
Obligations under repurchase and securities lending agreements	265,474	–	–	–
Interbank borrowing	85,325	–	–	–
Debt and regulatory capital financial instruments issued	941,320	–	–	–
Other liabilities	236,998	664,461	–	–
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-167

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued
c.Income and expenses from related party transactions

Type of income and expenses from related party transactions for the nine period ended September 30, 2025	Group companies	Associated companies	Key personnel	Other
(Ch$mn)
Interest and adjustment income and expenses	(14,966)	119	1,473	867
Commission and service income and expenses	145,948	(33,304)	143	4,855
Net financial results (*)	(115,542)	(91,968)	-	-
Other operating income and expenses	23,571	(567)	-	-
Remuneration and expenses of key personnel	-	-	(34,723)	-
Administrative and other expenses	(88,054)	(3,605)	-	-
(*)    It mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates.

Type of income and expenses from related party transactions for the nine period ended September 30, 2024	Group companies	Associated companies	Key personnel	Other
(Ch$mn)
Interest and adjustment income and expenses	(6,129)	1,905	1,677	51
Commission and service income and expenses	125,626	(49,601)	161	16
Net financial results (*)	812,440	102,671	-	-
Other operating income and expenses	665	(591)	-	-
Remuneration and expenses of key personnel	-	-	(31,149)	-
Administrative and other expenses	(82,319)	(3,462)	-	-
(*)    It mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-168

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued
d.Individual transactions in the period with related parties that are legal entities, which do not correspond to usual operations performed with Bank's customers and individual transactions that involve transfer of resources, services or obligations according to paragraph 9 of IAS24 greater than UF 2,000, are shown below:

As of September 30, 2025	Country of residence	Nature of the relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	4	15,216	-	15,113
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	2,356	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	174	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	29	275	20	43
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	45	541	-	72
Santander Global Services, S.L.	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	467	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	3,841	3	182
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	14	6,556	-	6,556
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	6	352	-	140
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,067	-	-
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	521	63	11,454	42
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	2,640	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	600	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	191	-	1,809	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	8,783	-	-
Open Digital Services, S.L.	Spain	Group	IT services	Monthly	As contracted	Yes	-	3,092	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	41,429	-	-
PagoNxt Payments Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	1,090	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	57	-	319	-

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-169

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued

As of December 31, 2024	Country of residence	Nature of the Relationship with the Bank	Description of the transaction			Transactions on matching terms to those with mutual independence between the parties	Effect on the income statement		Effect on the balance sheet
Company name			Type of service	Term	Renewal conditions		Revenues Ch$mn	Expenses Ch$mn	Receivables Ch$mn	Payables Ch$mn
Banco Santander, S.A.	Spain	Group	Consulting Services	Monthly	As contracted	Yes	-	21,898	-	1,264
Santander Back-Offices Globales Mayoristas, S.A.	Spain	Group	Back Office services	Monthly	As contracted	Yes	-	3,554	-	-
Santander Chile Holding S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	266	-	1	-
Santander Factoring S.A.	Chile	Group	Leases, Custody and Portal	Monthly	As contracted	Yes	44	412	20	103
Bansa Santander S.A.	Chile	Group	Leases and Other	Monthly	As contracted	Yes	4	83	-	-
Gesban Santander Servicios Profesionales Contables Limitada	Chile	Group	Accounting Services	Monthly	As contracted	Yes	57	762	-	-
Santander Global Services, S.L. Unipersonal	Spain	Group	Consulting services	Monthly	As contracted	Yes	-	643	-	-
Santander Investment Chile Limitada	Chile	Group	Leases	Monthly	As contracted	Yes	-	4,925	3	310
Santander Global Technology and Operations Chile limitada	Chile	Group	IT Services	Monthly	As contracted	Yes	-	372	-	14
Universia Chile S.A.	Chile	Group	Institutional Services	Monthly	As contracted	Yes	7	435	-	84
Aquanima Chile S.A.	Chile	Group	Procurement Services	Monthly	As contracted	Yes	-	1,904	-	351
Santander Asset Management S.A. Administradora General de Fondos	Chile	Group	Leases and Other	Monthly	As contracted	Yes	-	483	9,335	81
Centro de Compensación Automatizado S.A.	Chile	Associated	Derivatives clearing	Monthly	As contracted	Yes	-	3,501	-	-
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	Associated	Card operator	Monthly	As contracted	Yes	-	733	-	-
Zurich Santander Seguros Generales Chile S.A.	Chile	Associated	Channel Usage Services	Monthly	As contracted	Yes	187	-	1,883	-
F1rst Tecnologia e Inovação Ltda.	Brazil	Group	IT Services and Service Desk	Monthly	As contracted	Yes	-	26,816	-	-
Santander Global Technology and Operations, S.L. Unipersonal	Spain	Group	IT services and Ops,	Monthly	As contracted	Yes	-	57,379	132	-
PagoNxt Trade Services, S.L.	Spain	Group	Digital payments	Monthly	As contracted	Yes	-	620	-	-
Klare Corredora de Seguros S.A.	Chile	Group	Leases	Monthly	As contracted	Yes	78	-	267	-
Universia Holding, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	77	-	-
Santander Global Cards & Digital Solutions, S.L.	Spain	Group	Institutional Services	Monthly	As contracted	Yes	-	515	-	-

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-170

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued
Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries
The remunerations received by key management personnel, including members of the Bank's Board of Directors and Banco Santander-Chile managers, are presented under the item "Remuneration and personnel expenses" and/or "Administrative expenses" in the Interim Consolidated Financial Statements, and correspond to the following categories:

	As of September 30,
	2025	2024
	Ch$mn	Ch$mn
Salaries	16,565	16,490
Remuneration of the Board of Directors	1,396	1,335
Bonuses	12,691	12,446
Stock-based compensation	1,805	(217)
Seniority compensation	712	15
Health funds	311	296
Pension plan	435	598
Other personnel costs funds	808	186
Total	34,723	31,149
Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries

	As of September 30,
	2025	2024
Directors	11	11
Managers	124	125
Total	135	136

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-171

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price), regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement assumes that the sale of the asset or transfer of the liability occurs in the principal market for the asset or liability or in the most advantageous market for the asset or liability.
For financial instruments without available market prices, fair values have been estimated using recent transactions in similar instruments or, if not possible, current values or other valuation techniques based on mathematical valuation models sufficiently tested by the international financial community. When using these models, the specific characteristics of the asset or liability being valued are taken into account, and in particular, the different types of risks associated with the asset or liability.
These techniques are inherently subjective and significantly affected by the assumptions used, including the discount rate, estimates of future cash flows, and prepayment assumptions. Therefore, estimated fair value of an asset or liability not exactly matching the price at which the asset or liability could be delivered or settled at the valuation date and may not be justified by comparison with independent markets.
Determination of the fair value of financial instruments
The following table shows a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025		As of December 31, 2024
	Book value	Fair value	Book value	Fair value
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Financial assets held for trading at fair value through profit or loss	11,076,950	11,076,950	12,639,097	12,639,097
Financial derivatives contracts	10,493,208	10,493,208	12,309,770	12,309,770
Debt financial instruments	583,742	583,742	329,327	329,327
Financial assets at fair value through other comprehensive income	3,711,132	3,711,132	2,762,388	2,762,388
Debt financial instruments	3,478,215	3,478,215	2,687,485	2,687,485
Other financial instruments	232,917	232,917	74,903	74,903
Financial derivative contracts for hedge accounting	408,424	408,424	843,628	843,628
Debt financial instruments at amortized cost	45,601,016	47,427,148	45,438,590	45,968,208
Rights for repurchase agreements and securities loans	434,334	434,665	153,087	153,087
Debt financial instruments	5,494,359	5,553,516	5,176,005	5,207,697
Interbank loans and receivables from clients	39,672,323	41,438,967	40,109,498	40,607,424
Guarantees provided for derivative financial transactions	1,953,371	1,953,371	1,847,101	1,847,101

Liabilities
Financial liabilities held for trading at fair value through profit or loss	9,977,817	9,977,817	12,155,024	12,155,024
Financial derivatives contracts	9,977,817	9,977,817	12,155,024	12,155,024
Financial derivative contracts for hedge accounting	889,991	889,991	898,394	898,394
Financial liabilities at amortized cost	47,315,115	47,852,815	46,911,664	46,982,469
Deposits and other demand liabilities	13,104,053	13,104,053	14,260,609	14,260,609
Time deposits and other term equivalents	16,252,367	16,419,618	17,098,625	17,249,068
Obligations under repurchase agreements and securities lending	3,331,393	3,413,489	276,588	276,588
Interbank borrowing	3,991,709	4,153,618	4,337,947	4,357,838
Debt and regulatory capital financial instruments issued	10,447,129	10,573,573	10,737,354	10,637,825
Other financial liabilities	188,464	188,464	200,541	200,541
Guarantees received for financial derivative transactions	1,681,693	1,681,693	1,832,345	1,832,345
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-172

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued
Fair value approximates carrying amount in the following items, due to their short-term nature, in the case of: cash, bank deposits, and transactions in the process of settlement. Additionally, the fair value estimates presented above do not attempt to quantify the value of the Bank’s earnings generated by its business or future activities, and therefore do not represent the value of the Bank as a going concern. Below is a description of the methods used to estimate the fair value of financial instruments.
1.Debt financial instruments
The estimated fair value of these financial instruments was established using market values or estimates from a readily available dealer or quoted market prices for similar financial instruments. The investments are valued at book (as recorded) value because they are not considered to have a fair value significantly different from their recorded value. Additional variables and elements (where applicable) were considered in estimating the fair value of debt investments, including estimates of prepayment rates and the issuers' credit risk.
2.Loans and receivables from clients and Interbank loans
The fair value of commercial loans, mortgage loans, credit cards, and consumer loans is measured using discounted cash flow analysis. For this purposes, prevailing market interest rates are used, taking into account the product, term, amount, and similar credit quality. The fair value of loans with a past due period of 90 days or more is measured using the market value of the associated collateral, discounted at the rate and expected maturity.
For variable-rate loans with frequently changing interest rates (monthly or quarterly) and not subject to significant credit risk, the estimated fair value is based on their carrying amount. The carrying amounts and fair values are presented net of provisions for credit risk.
3.Deposit and other demand obligations
The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates currently offered to a schedule of monthly maturities expected in the market.
4.Short- and long-term debt instruments issued
The fair value of these financial instruments is calculated using discounted cash flow analysis based on current incremental borrowing rates for similar types of loan agreements with similar maturities.
5.Financial derivatives and accounting hedging contracts
The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.
The fair value of interest rate swaps represents the estimated amount that the Bank determines as the exit price in accordance with IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying assets, counterparty credit risk, implied price volatility, speed with which volatility reverts to its mean value, linear relationship (correlation) between the value of a variable.
Fair value measurement and hierarchy
IFRS 13, "Fair Value Measurement," establishes a fair value hierarchy that segregates the inputs and/or assumptions of valuation techniques used to measure the fair value of financial instruments. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to measurements that involve significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-173

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued
• Level 1: Inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities for which the Bank has access at the measurement date.
• Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, directly or indirectly.
• Level 3: Unobservable inputs for the asset or liability.
The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics.
The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, taking into account the term structures of the interest rate curve, volatility of the underlying asset, and the credit risk of the counterparties.
In cases where quotations cannot be observed, management makes its best estimate of the market price using its own internal models, which, in most cases, use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to arrive at this estimate, including extrapolation of observable market data.
Financial instruments at fair value and determined by published quotes in active markets (Level 1) include:
• Instruments of the Chilean Central Bank and the General Treasury of the Republic.
• Foreign instruments issued.
• Mutual funds.
If the instruments are not 100% market-observable, however, the price is a function of other prices that are market-observable (Level 2). The following financial instruments are classified as Level 2:

Type of financial instrument	Valuation model used	Description
Private bonds	Present value of cash flows
Internal Rates of Return (“IRRs”) are provided by independent pricing source service entity, according to the following criteria:
On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates.
If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents.

Time deposits	Present value of cash flows
Internal Rates of Return (“IRRs”) are provided by independent pricing source service entity, according to the following criteria:
On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates.
If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'.

Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Present value of cash flows
Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria:
The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives.

FX Options	Black-Scholes
Formula adjusted by the volatility smile (implied volatility). BGC Partners provide prices (volatilities) according to the following criteria:
The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options.

Guarantees for threshold transactions, guarantee deposits	Present value of cash flows	Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-174

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued
In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to perform this estimation, including extrapolation of observable market data or a mix of observable data.
The following financial instruments are classified as Level 3:

Type of financial instrument	Valuation model used	Description
Caps/Floors/Swaptions	Black Normal model for Cap/Floors and Swaptions	There is no observable input of implied volatility.
	Black-Scholes	There is no observable input of implied volatility.
	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility.
	Implicit Forward Rate Agreement (FRA)	Start Fwd is unsupported by Murex (platform) due to the UF forward estimate.
CCS, IRS, CMS in Active Bank Rate (TAB)	Present value of cash flows	Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input.
	Present value of cash flows	Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate.
CCS (maturities over 30 years)	Present value of cash flows
Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria:
The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives.

Receivables accounts valued at fair value	Present value of cash flows	Measured by discounting the estimated cash flow using the interest rate of the new contracts.
Mortgage bonds	Present value of cash flows	The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation date there is one or more valid transactions on the Santiago Stock Exchange for a specific security code, the reported rate is the weighted average (by amount) of the observed rates. If there are no valid transactions for a given security code on the valuation date, the reported rate is a "base IRR" derived from a reference curve, plus a "Model Spread" based on historical spread data for the same instrument or similar ones.
The Bank estimates that any changes in unobservable criteria for instruments classified at Level 3 would not result in significant differences in the fair value measurement.
The following table presents the assets and liabilities that are measured at fair value on a recurring basis:

	Fair value measurements
As of September 30,	2025	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Financial assets held for trading at fair value through profit or loss	11,076,950	579,145	10,493,018	4,787
Financial derivatives contracts	10,493,208	–	10,488,421	4,787
Debt financial instruments	583,742	579,145	4,597	–
Financial assets at fair value through other comprehensive income	3,711,132	3,474,351	–	236,781
Debt financial instruments	3,478,215	3,474,351	–	3,864
Other financial instruments	232,917	–	–	232,917
Financial derivative contracts for hedge accounting	408,424	–	408,424	–
Guarantee money deposits	1,953,371	–	1,953,371	–
Total	17,149,877	4,053,496	12,854,813	241,568
Liabilities
Financial liabilities held for trading at fair value through profit or loss	9,977,817	–	9,977,817	–
Financial derivatives contracts	9,977,817	–	9,977,817	–
Financial derivative contracts for hedge accounting	889,991	–	889,991	–
Guarantees for threshold operations	1,681,693	–	1,681,693	–
Total	12,549,501	–	12,549,501	–
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-175

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Fair value measurements
As of December 31,	2024	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Financial assets held for trading at fair value through profit or loss	12,639,097	329,327	12,304,162	5,608
Financial derivatives contracts	12,309,770	–	12,304,162	5,608
Debt financial instruments	329,327	329,327	–	–
Financial assets at fair value through other comprehensive income	2,762,388	2,682,479	–	79,909
Debt financial instruments	2,687,485	2,682,479	–	5,006
Other financial instruments	74,903	–	–	74,903
Financial derivative contracts for hedge accounting	843,628	–	843,628	–
Guarantee money deposits	1,847,101	–	1,847,101	–
Total	18,092,214	3,011,806	14,994,891	85,517
Liabilities
Financial liabilities held for trading at fair value through profit or loss	12,155,024	–	12,155,021	3
Financial derivatives contracts	12,155,024	–	12,155,021	3
Financial derivative contracts for hedge accounting	898,394	–	898,394	–
Guarantees for threshold operations	1,832,345	–	1,832,345	–
Total	14,885,763	–	14,885,760	3
The following tables present the assets and liabilities that are not measured at fair value on a recurring basis:

	Fair value measurements
As of September 30,	2025	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Debt financial instruments at amortized cost
Rights for repurchase agreements and securities loans	434,665	-	434,665	-
Debt financial instruments	5,553,516	5,553,516	-	-
Interbank loans and receivables from clients	41,438,967	-	-	41,438,967
Total	46,992,483	5,553,516	434,665	41,438,967
Liabilities
Financial liabilities at amortized cost
Deposits and other demand liabilities	13,104,053	-	-	13,104,053
Time deposits and other term equivalents	16,419,618	-	16,159,870	259,748
Obligations under repurchase agreements and securities lending	3,413,489	-	3,413,489	-
Interbank borrowing	4,153,618	-	4,117,001	36,617
Debt and regulatory capital financial instruments issued	10,573,573	-	10,573,509	64
Other financial liabilities	188,464	-	-	188,464
Total	47,852,815	-	34,263,869	13,588,946

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-176

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Fair value measurements
As of December 31,	2024	Level 1	Level 2	Level 3
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Debt financial instruments at amortized cost
Rights for repurchase agreements and securities loans	153,087	0	153,087	-
Debt financial instruments	5,207,697	5,207,697	-	-
Interbank loans and receivables from clients	40,607,424	-	-	40,607,424
Total	45,968,208	5,207,697	153,087	40,607,424
Liabilities
Financial liabilities at amortized cost
Deposits and other demand liabilities	14,260,609	-	-	14,260,609
Time deposits and other term equivalents	17,249,068	-	17,249,068	-
Obligations under repurchase agreements and securities lending	276,588	-	276,588	-
Interbank borrowing	4,357,838	-	4,357,838	-
Debt and regulatory capital financial instruments issued	10,637,825	-	10,637,601	224
Other financial liabilities	200,541	-	-	200,541
Total	46,982,469	-	32,521,095	14,461,374
The fair value of other assets and liabilities approximates their carrying amounts.
The methods and assumptions for estimating fair value are defined below:
•Loans and amounts owed by credit institutions and customers: Fair value is estimated for groups of loans with similar characteristics. Fair value was measured by discounting the estimated cash flow using the new contract interest rate. First, the future cash flow of the current loan portfolio is estimated using contractual rates, and then the new loans distributed at the risk-free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value.
Regarding behavioral assumptions, it is important to emphasize that a prepayment rate is applied to the loan portfolio, thus providing a more realistic future cash flow:
•Deposits and liabilities with banks: The fair value of deposits was calculated by discounting the difference between cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.
•Debt instruments issued and other financial obligations: The fair value of long-term loans was estimated using discounted cash flows at the market interest rate with similar terms and maturities.
The valuation techniques used to estimate each level are defined in Note 2.
The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurring basis using significant unobserved inputs (Level 3) as of September 30, 2025, and December 31, 2024:

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2025	85,517	3
Total realized and unrealized profit (loss)
Included in profits	-	-
Included in comprehensive income	(18,808)	-
Acquisitions, issues, liquidations, and placements (net)	166,208	-
Level transfers	8,651	(3)
As of September 30, 2025	241,568	-
Total profit or loss included in profit or loss as of September 30, 2025 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2024	156,051	(3)
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-177

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Assets	Liabilities
	Ch$mn	Ch$mn
Balance as of January 1, 2024	105,711	-
Total realized and unrealized profit (loss)
Included in profit	(19)	-
Included in comprehensive income	5,015	-
Acquisitions, issues and placements (net)	(35,802)	2
Level transfers	10,612	1
As of December 31, 2024	85,517	3
Total profit or loss included in profit or loss as of December 31, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023	(20,194)	3
The internal Local Risk Factor Committee, which meets quarterly, reviews the cases in which transfers between different levels are required. During 2025, the Bank did not reclassify instruments from Level 3 to Level 2.
Realized and unrealized gains (losses) included in income as of September 30, 2025, and December 31, 2024 arising from assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3), are recorded in the Interim Consolidated Statements of Income under the caption “Net income from financial operations.”
The potential effect as of September 30, 2025, and December 31, 2024, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would result from a change in the main assumptions in the case of using other reasonably possible assumptions less or more favorable than those used, is not considered significant for the Bank.
The following tables show the financial instruments subject to offsetting according to IAS 32, for 2025 and 2024:

	Linked financial instruments offset on the balance sheet			Residuals of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
As of September 30, 2025	Gross amounts	Amounts offset on the balance sheet	Net amount in the balance sheet
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Financial derivatives contracts and hedge accounting (*)	10,726,431	2,137,626	8,588,805	2,312,827	10,901,632
Repurchase and securities lending contracts	434,334	-	434,334	-	434,334
Loans and receivables form clients plus interbank loans	-	-	-	39,672,323	39,672,323
Total	11,160,765	2,137,626	9,023,139	41,985,150	51,008,289
Liabilities
Financial derivatives contracts and hedge accounting (*)	10,629,998	1,648,700	8,981,298	1,886,510	10,867,808
Repurchase and securities lending contracts	3,331,393	-	3,331,393	-	3,331,393
Deposits and obligations with banks	-	-	-	33,348,129	33,348,129
Total	13,961,391	1,648,700	12,312,691	35,234,639	47,547,330
(*) In these items there are guarantees for Ch$ 1,700,175 million and Ch$ 1,400,599 million for asset and liability derivatives, respectively.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-178

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued

	Linked financial instruments offset on the balance sheet			Residuals of financial instruments not linked and/or not subject to offsetting	Amount in the statement of financial position
As of December 31, 2024	Gross amounts	Amounts offset on the balance sheet	Net amount in the balance sheet
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Assets
Financial derivatives contracts and hedge accounting (*)	12,942,081	10,335	12,931,746	221,652	13,153,398
Repurchase agreements and securities lending	153,087	-	153,087	-	153,087
Loans and receivables form clients plus interbank loans	-	-	-	40,109,498	40,109,498
Total	13,095,168	10,335	13,084,833	40,331,150	53,415,983
Liabilities
Financial derivatives contracts and hedge accounting (*)	12,738,714	6,503	12,732,211	321,207	13,053,418
Repurchase and securities lending contracts	276,588	-	276,588	-	276,588
Deposits and obligations with banks	-	-	-	35,697,181	35,697,181
Total	13,015,302	6,503	13,008,799	36,018,388	49,027,187
(*) In these items there are guarantees for Ch$1,700,175 million, Ch$1,840,673 million, and Ch$1,594,111 million for asset and liability derivatives, respectively.
In order to reduce credit exposure in its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, which establish the terms and conditions under which these transactions operate. In generally, collateral (received/delivered) is issued when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.
The financial derivative contracts are detailed according to their collateral agreement:

	As of September 30, 2025		As of December 31, 2024
Financial derivatives contracts and hedge accounting	Assets	Liabilities	Assets	Liabilities
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Derivative contracts with a zero threshold collateral agreement	8,265,049	8,631,783	12,081,545	11,782,472
Derivative contracts with non-zero threshold collateral agreement	323,756	349,515	850,201	949,739
Derivative contracts without collateral agreement	2,312,827	1,886,510	221,652	321,207
Total financial derivatives	10,901,632	10,867,808	13,153,398	13,053,418

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-179

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES
As of September 30, 2025, and December 31, 2024, the details of the maturity of financial assets and liabilities according to their remaining terms are as follows:

As of September 30, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets
Cash and bank deposits	1,983,033	-	-	-	-	-	-	1,983,033
Cash in collection process	1,973,045	-	-	-	-	-	-	1,973,045
Financial assets held for trading at fair value through profit or loss
Financial derivative contracts and hedge accounting	-	438,963	534,861	1,913,576	2,471,851	2,127,079	3,415,302	10,901,632
Debt financial instruments	-	70	-	12,118	212,762	316,087	42,705	583,742
Financial assets at fair value through other comprehensive income
Debt instruments	-	398,876	575,849	424,968	540,725	1,476,509	61,288	3,478,215
Loans and account receivable from customers	1,583	6,099	12,198	38,513	55,514	12,039	107,777	233,723
Financial assets at amortized cost
Rights under repurchase agreements	-	434,437	-	-	-	-	-	434,437
Debt financial instruments (1)	-	-	-	-	679,876	4,470,019	345,602	5,495,497
Interbank loans (2)	32,076	154	-	-	-	-	-	32,230
Loans and account receivable from customers (3)	1,400,860	3,110,364	2,866,422	5,520,201	8,687,456	4,673,675	14,697,070	40,956,048
Guarantee deposits (margin accounts)	1,953,371	-	-	-	-	-	-	1,953,371
Total financial assets	7,343,968	4,388,963	3,989,330	7,909,376	12,648,184	13,075,408	18,669,744	68,024,973

As of September 30, 2025	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities
Cash items in process of being cleared	1,887,590	–	–	–	–	–	–	1,887,590
Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts and hedge accounting	–	334,859	548,276	2,066,861	2,616,492	1,936,181	3,365,139	10,867,808
Financial liabilities at amortized cost
Deposits and other demand liabilities	13,104,053	–	–	–	–	–	–	13,104,053
Time deposits and other term equivalents	–	8,014,621	3,562,826	4,050,489	591,924	257	32,250	16,252,367
Obligations under repurchase agreements	–	2,798,380	533,013	–	–	–	–	3,331,393
Interbank borrowing	36,617	490,585	895,660	1,951,556	516,651	95,521	5,119	3,991,709
Issued debt and regulatory capital instruments	52,172	205,364	100,838	1,994,881	2,855,353	1,692,411	3,546,110	10,447,129
Other financial obligations	–	188,464	–	–	–	–	–	188,464
Obligations for leasing contracts	–	–	–	8,278	16,309	11,775	8,694	45,056
Guarantees received (margin accounts)	1,681,693	–	–	–	–	–	–	1,681,693
Total financial liabilities	16,762,125	12,032,273	5,640,613	10,072,065	6,596,729	3,736,145	6,957,312	61,797,262
(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,138 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$44 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,315,911 million.
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-180

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets
Cash and deposits in banks	2,695,560	–	–	–	–	–	–	2,695,560
Cash items in process of collection	572,552	–	–	–	–	–	–	572,552
Financial assets at fair value through profit or loss
Financial derivative contracts and hedge accounting	–	701,349	748,363	2,088,541	3,378,110	2,105,419	4,131,616	13,153,398
Debt financial instruments	–	–	642	–	139,231	108,429	81,025	329,327
Financial assets at fair value through other comprehensive income
Debt instruments	–	696,961	204	504,208	370,657	426,511	688,944	2,687,485
Loans and account receivable from customers	391	2,687	5,374	20,967	27,253	3,689	15,706	76,067
Financial assets at amortized cost
Rights under repurchase agreements	–	153,135	–	–	–	–	–	153,135
Debt financial instruments (1)	–	–	–	–	639,842	4,252,887	284,350	5,177,079
Interbank loans (2)	31	31,170	82	–	–	–	–	31,283
Loans and account receivable from customers (3)	797,619	3,457,842	3,065,963	5,530,713	8,692,531	4,710,139	15,037,754	41,292,561
Guarantee deposits (margin accounts)	1,847,101	–	–	–	–	–	–	1,847,101
Total financial assets	5,913,254	5,043,144	3,820,628	8,144,429	13,247,624	11,607,074	20,239,395	68,015,548

As of December 31, 2024	On demand	Up to 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 3 years	Between 3 to 5 years	More than 5 years	Total
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial liabilities
Cash items in process of being cleared	497,110	–	–	–	–	–	–	497,110
Financial liabilities at fair value through profit or loss
Financial derivative contracts and hedge contracts	–	572,712	722,143	1,914,050	3,734,434	2,067,825	4,042,254	13,053,418
Financial liabilities at amortized cost
Deposits and other demand liabilities	14,260,609	–	–	–	–	–	–	14,260,609
Time deposits and other term equivalents	286,207	7,900,056	4,047,333	4,369,825	464,268	371	30,565	17,098,625
Obligations under repurchase agreements	–	276,588	–	–	–	–	–	276,588
Interbank borrowing	44,803	482,959	368,147	2,469,277	868,932	–	103,829	4,337,947
Issued debt and regulatory capital instruments	–	771,983	295,713	1,578,811	3,215,114	1,299,889	3,575,844	10,737,354
Other financial obligations	–	200,541	–	–	–	–	–	200,541
Obligations for leasing contracts	–	–	–	12,685	24,210	15,583	14,404	66,882
Guarantees received (margin accounts)	1,832,345	–	–	–	–	–	–	1,832,345
Total financial liabilities	16,921,074	10,204,839	5,433,336	10,344,648	8,306,958	3,383,668	7,766,896	62,361,419
(1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,074 million.
(2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$25 million.
(3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,214,321 million.
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-181

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY
The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended September 30, 2025, and December 31, 2024:

	As of September 30, 2025
	Local Currency			Foreign Currency
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	31,488,847	26,434,730	645	6,428,418	351,901	13,548	8,258	15,319	7,474	-	4,460
Non-financial assets	1,478,660	91,866	4,103	1,896,078	11,769	2,168	849	-	1,108	-	6
TOTAL ASSETS	32,967,507	26,526,596	4,748	8,324,496	363,670	15,716	9,107	15,319	8,582	-	4,466

Financial liabilities	37,066,130	6,842,080	397	14,252,648	556,715	13,880	971,953	256,761	12,658	-	97,291
Non-financial liabilities	1,590,362	73,826	102	1,791,639	1,902	27	2,311	773	73	-	1,211
TOTAL LIABILITIES	38,656,492	6,915,906	499	16,044,287	558,617	13,907	974,264	257,534	12,731	-	98,502

	As of December 31, 2024
	Local Currency			Foreign Currency
	CLP	CLF	Adjustable by exchange rate	USD	EUR	GBP	CHF	JPY	CNY	COP	Other
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Financial assets	32,445,561	26,137,667	315	6,027,163	229,978	15,389	5,025	84,687	1,557	-	4,473
Non-financial assets	1,619,261	126,631	11	1,755,230	3,489	201	736	316	1,235	-	8
TOTAL ASSETS	34,064,822	26,264,298	326	7,782,393	233,467	15,590	5,761	85,003	2,792	-	4,481

Financial liabilities	38,933,485	6,769,344	27	12,985,507	467,316	2,864	867,079	339,149	1,566	-	95,855
Non-financial liabilities	1,566,501	107,004	20	1,913,915	9,307	25	1,696	137	31	-	1,271
TOTAL LIABILITIES	40,499,986	6,876,348	47	14,899,422	476,623	2,889	868,775	339,286	1,597	-	97,126
The fair value of derivative instruments is shown in Chilean pesos and does not include their notional value.
Interim Consolidated Financial Statements         September 2025 / Banco Santander-Chile F-182

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING
General information
For Banco Santander, risk management is the core of its business. The Bank's corporate governance continually optimizes its risk management and control system, based on the Basel Committee's principles, an integrated risk culture, a robust governance structure, and advanced tools, with the goal of ensuring responsible conduct in response to economic changes, customer demands, and legal regulations. The Board of Directors assumes ultimate responsibility in this area, including the approval of risk appetite, the regulatory framework, and the promotion of a consistent organizational culture.
The Bank's risk management and control are based on the following principles, that consider both regulatory requirements and market best practices and must be applied at all times:
1. All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeding the limits of the Bank's risk appetite.
2. Senior management is involved, ensuring consistent risk management and control through its conduct, actions, and communications. Additionally, it will promote the risk culture, assessing its degree of implementation and ensuring that the profile remains within the levels defined in the Bank's risk appetite.
3. Independence of risk management and control functions.
4. An anticipatory and comprehensive approach to risk management and control across all businesses and types of risks.
5. Correct and complete information management that allows risks to be identified, evaluated, managed and communicated appropriately to the corresponding levels
These principles, along with a series of interrelated tools and processes in its strategy, such as risk appetite, risk profile assessment, scenario analysis, and risk reporting framework, as well as annual budgeting processes, constitute a holistic control structure for the entire Bank.
The Bank's risk classification enables effective risk management, control, and communication. Its corporate risk framework includes the following:
•Credit risk: It is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom Banco Santander Chile has financed or with whom it has assumed a contractual obligation.
•Market risks: These arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk:
•Foreign exchange risk: which arises as a result of fluctuations in the exchange rate between currencies.
•Fair value risk due to interest rate fluctuations: which arises as a result of fluctuations in market interest rates.
•Price risk: which arises as a result of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all instruments traded in the market.
•Inflation risk: which arises as a result of changes in inflation rates in Chile, the effect of which would apply primarily to financial instruments denominated in UF.
•Liquidity risk: It is the risk of not having the necessary liquid financial resources to meet obligations when they mature, or of obtaining them only at a high cost.
•Operational risk: It is the risk of loss due to inadequate or failed internal processes, employees, and systems, or due to external events. This includes legal risk and conduct risk.
•Capital risk: It is the risk that the Bank has insufficient capital in quantity and/or quality to meet the minimum requirements for operating as a bank, meeting market expectations regarding its creditworthiness, and supporting the growth of its business and any strategies that may arise in accordance with its strategic plan.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-183

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Risk governance
The Bank has a robust risk governance structure that pursues effective risk profile control, in accordance with the appetite defined by the Board of Directors and based on the distribution of roles among the three lines of defense and a solid committee structure. The Bank's three lines of defense model seeks to ensure effective risk management and control:
First line: business lines and all other risk-generating functions constitute the first line of defense. These functions must ensure that the risks generated are aligned with the approved risk appetite and corresponding limits. Any unit that generates risk has primary responsibility for managing that risk.
Second Line: the risks, compliance, and conduct functions. Their role is to independently oversee and challenge the risk management activities performed by the first line of defense. These functions ensure risk management in accordance with the appetite defined by the Board and promote a strong risk culture throughout the organization.
Third Line: the Internal Audit function periodically assesses the appropriateness and effectiveness of policies, methodologies, and procedures for managing and controlling all risks. The risk, compliance, and internal audit functions enjoy an appropriate level of separation and independence and have direct access to the Board of Directors and its committees.
The governance applied in the Bank must promote efficient governance structures that ensure the participation of all relevant functions. Governance must also be compatible with local-level functions and with coordinated management and supervision.
The main objectives of risk governance are:
→ Enable effective and efficient risk decision-making.
→ Oversee risk control.
→ Ensure that risks are managed in accordance with the risk appetite defined by the Board.
The governance structure must separate risk management and control, to achieve these objectives:
→ Governance reinforces the responsibility of the first line of defense in decision-making and ensures that all risk decisions have a formal approval process.
→ For the second line of defense, governance provides an overview of all risks, regardless of who manages or controls them.
Risk government structure
The risk governance structure meets legal and regulatory requirements, which is characterized by an efficient governance structure that ensures the participation of all relevant areas, promoting clear and effective decision-making and accountability.
The responsibilities and membership of the most relevant committees within risk governance are:
1.Board of Directors: ultimately responsible for risk management and control. Its key responsibilities include approving the risk appetite and risk framework, and promoting a strong risk culture. To support the Board's management, there are five committees, which are established and amended according to the bank's needs. These committees report their activities to the Board periodically through meetings and subrogation schemes, statutes, formal minutes, and monitoring processes: the Directors and Audit Committee, the ALCO and Markets Committee, the Integral Risk Committee, the Appointments Committee, and the Compensation Committee.
2.Integral Risk Committee (IRC): is responsible for advising the Board of Directors on defining the risk appetite that business areas can assume, as well as overseeing the correct identification, measurement, and control of all risks that may affect the Bank.
3.Executive Risk Committee: responsible for risk management, in accordance with the powers delegated to it. This committee evaluates credit operations over a certain amount (operations of smaller amounts are evaluated by lower-level committees).
4.Risk Control Committee: responsible for risk control, determining whether businesses are managed in accordance with the risk appetite and providing a holistic view of all risks. This includes identifying and monitoring both current and emerging risks and their impact on the risk profile.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-184

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
5.Global Compliance Committee: responsible for overseeing the management of the risks to which the Bank is exposed, including regulatory compliance risk, conduct risk, money laundering and terrorist financing risk, and reputational risk.
6.Analysis and Resolution Committee (CAR): responsible for defining and monitoring compliance with the policies, standards, and general and specific objectives regarding the prevention of money laundering and terrorist financing, in accordance with local laws and regulations, as well as those of the Santander Group
Risk assessment and identification
The Bank evaluates at least once a year all the types of risk to which it is exposed, allowing it to define the level to which it is exposed in each of them through a systematic and objective process.
Also, through a formal process, it reviews the evolution of each risk by analyzing qualitative and quantitative variables. The results are presented and discussed monthly at the highest management and supervisory levels.
In parallel, emerging risks are surveyed every six months, a process in which a large part of the organization participates. This process identifies the main potential risks that could jeopardize strategic planning from a holistic perspective, allowing for a prioritization of these risks based on an assessment of their impact on results/capital and the probability of occurrence. It is important to highlight that this process allows new concerns to be identified and made visible in order to contain them.
Key Risk Management and Control Processes
It is important to note that each of these key processes has demanding standards, which reflect international best practices.
→ Planning. Planning is the process by which business objectives are established. It must include the formulation of the types and levels of risk that the business is able and willing to assume to achieve those objectives.
→ Identification. Risk identification is an essential component for effective risk management and control. All employees are responsible for identifying the risks within their scope of work.
→ Assessment. Once identified, risks must be assessed.
→ Decision-making and execution. Decisions are necessary to manage the business risk profile within the limits approved in the planning phase and to achieve business objectives. Strategic decisions are also necessary to manage material and emerging risks.
→ Monitoring plan performance. Regular monitoring of business performance and comparing it with approved plans is an essential daily activity.
→ Measures to correct deviations from the plan and information processes If the monitoring activity reveals deviations, or probable deviations, from performance beyond the approved ranges or alert levels, mitigation measures should be considered to return performance to acceptable levels.
CREDIT RISK
Credit risk is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom the Bank has financed or with whom it has assumed a contractual obligation. It is our most significant risk, both in terms of exposure and capital consumption.
Credit risk management
The Bank's credit risk identification, analysis, decision-making, and control processes are based on a complete view of the credit risk cycle, including the transaction, the client, and the portfolio. Credit risk identification enables active management and effective portfolio control. We identify and classify external and internal risks in each business and adopt corrective and mitigating measures when necessary, through the following processes:
1.Planning: Planning allows us to establish business objectives and define specific action plans in line with our risk appetite statement. Commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources, and infrastructure, ensuring a holistic view of the portfolios.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-185

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
2. Risk Assessment and Credit Rating Process: Credit approval criteria are generally based on a borrower's ability to meet his or her financial obligations. To determine this ability, we analyze the borrower's net cash flow or business income. Our credit quality assessment models are based on rating engines, which vary for each of our segments, which we monitor and compare to adjust the decisions and ratings we assign.
3. Scenario analysis: This allows for determining potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and implementing management strategies to avoid future deviations from established plans and objectives.
4. Monitoring: Holistic monitoring of all clients facilitates monitoring of credit quality and early detection of impacts on risk evolution. Regular monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish monitoring levels, policies, and specific actions for each client.
5. Credit risk mitigation techniques: Credit approval criteria are based on determining the borrowers' ability to pay to meet their financial obligations, without relying on guarantors or pledged assets as collateral. These are always considered a second source of recovery in the event of the failure of the first, and are defined as a reinforcing measure added to a credit transaction in order to mitigate the loss in the event of default.
6. Recovery management: Recovery management defines a strategy based on the economic environment, business model, and other specificities of local recovery. Effective and efficient recovery management requires segmenting our clients based on their characteristics and using new digital channels that support sustainable value creation.
The Board of Directors has delegated responsibility for credit risk management to the IRC and the Bank's risk departments, whose roles are summarized below:
•Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit evaluation, risk rating, and reporting, documentation, and legal procedures in compliance with the Bank's regulatory, legal, and internal requirements.
•Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, debtor groups, industry segments, and countries.
•Authorizations are assigned to the respective business unit officers (commercial, consumer, SME) for ongoing monitoring by Management. These limits are also reviewed periodically. Branch-level risk assessment teams regularly interact with clients; however, for large transactions, the parent company's risk teams, including the CIR, work directly with clients to assess credit risks and prepare credit applications.
•Limit exposure concentrations to clients and counterparties, by geographic area, industry (for receivables or loans), and by issuer, credit rating, and liquidity (for investments).
•Develop and maintain the Bank's risk classification, classifying risks according to the degree of exposure to financial loss faced by the respective financial instruments and focusing risk management specifically on the associated risks.
•Review and assess credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks in excess of designated limits prior to approving loans to clients or prior to the acquisition of specific investments. Credit renewals and reviews are subject to similar processes.
Risk assessment teams interact regularly with our clients. For larger transactions, risk teams work directly with clients to assess credit risks and prepare credit applications.
Credit approval committees, which include risk and commercial staff, must ensure that each applicant meets the appropriate qualitative and quantitative parameters. The powers of each committee are defined by the Bank's Board of Directors.
When preparing a credit application for a corporate client whose loans are approved on an individual basis, the Bank verifies several parameters such as debt service capacity (usually including projected cash flows), the client's financial history, and/or projections for the economic sector in which it operates. The risk division is closely involved in this process and prepares the client's credit application. All applications contain an analysis of the client's strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined based on the client's outstanding balances, but rather on the direct and indirect credit risk of the financial group. For example, a corporation would be assessed along with its subsidiaries and affiliates.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-186

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Consumer loans are evaluated and approved by their respective risk divisions (individuals, SMEs). The evaluation process is based on an evaluation system known as Garra (Banco Santander-Chile), an automated process based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The loan application process is based on the collection of information to determine the client's financial situation and repayment capacity. The parameters used to evaluate the applicant's credit risk include several variables such as income level, length of current employment, debt indebtedness, and credit agency reports.
In the case of investments in debt instruments, the Bank assesses the probability of default of the issuers or counterparties using internal and external assessments, such as those by risk assessors independent of the Bank. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the issuers of its investments and counterparties in derivative transactions are of the highest reputation.
Additionally, the Bank operates with several instruments that involve exposure to credit risk, which are not reflected in the Interim Consolidated Statements of Financial Position, such as, for example: guarantees and warranties, documentary letters of credit, guarantee notes and commitments to grant credits..
Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed client fails to meet their obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. Therefore, these transactions represent the same credit risk exposure as a regular loan.
Documentary letters of credit are commitments documented by the Bank on behalf of the client. These commitments are secured by the traded goods they relate to and have a lower risk than direct borrowing. Guarantee bonds are contingent commitments that become effective only if the client fails to perform the work agreed upon with a third party, guaranteed by them.
When it comes to credit commitments, the Bank is potentially exposed to losses equal to the total undrawn commitment. However, the probable loss is less than the total undrawn commitment. The Bank monitors the maturity period of credit lines because long-term commitments generally carry a higher credit risk than short-term commitments.
Additional provisions
Under FMC regulations, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that could affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with Chapter B-1, Section 9 of the FMC's CASB, will be reported as liabilities.
The Bank's Board of Directors approved the constitution of additional voluntary provisions, which amount to Ch$179,098 million as of September 30, 2025, and December 31, 2024.
Maximum exposure to credit risk
For financial assets recognized in the Interim Consolidated Statements of Financial Position, the credit risk exposure is equal to their carrying amount. For financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced.
.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-187

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
The following is the distribution by financial asset of the Bank's maximum exposure to credit risk as of September 30, 2025, and December 31, 2024 without deducting collateral or credit enhancements received:

		As of September 30, 2025	As of December 31, 2024
		Amount of exposure	Amount of exposure
	Note	Ch$mn	Ch$mn
Deposits in banks	7	1,983,033	2,695,560
Cash in collection process	7	1,973,045	572,552
Financial assets held for trading at fair value through profit or loss	8
Financial derivatives contracts		10,493,208	12,309,770
Debt instruments		583,742	329,327
Financial assets at fair value through other comprehensive income	11
Debt instruments		3,478,215	2,687,485
Loans and receivables from clients		232,917	74,903
Financial derivative contracts for hedge accounting	12	408,424	843,628
Financial assets at amortized cost	13
Rights under repurchase agreements		434,334	153,087
Debt instruments		5,494,359	5,176,005
Interbank loans		32,186	31,258
Loans and receivables from clients		39,640,137	40,078,240
Unrecognized loan/credit commitments:
Letters of credit for goods movement transactions		237,937	308,407
Transactions related to contingent events		1,834,122	2,208,507
Immediately repayable unrestricted credit lines		10,879,786	10,352,459
Guarantees and sureties		592,887	365,932
Contingent loans linked to CAE		306	406
Other credit commitments		261,125	194,801
Total		78,559,763	78,382,327
According to the CASB, provisions for interbank loan,s and Loans and receivables from customers, and contingent operations are determined according to the criteria defined in chapters B-1 to B-3 of the CASB. Meanwhile, Loans and receivables from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, their impairment is measured in accordance with Chapter 5.5 of IFRS 9. Impairment requirements do not apply to debt instruments measured at fair value through profit or loss. In the case of derivatives, the adjustment that reflects the counterparty credit risk (CVA) is included in their fair value. CVA is calculated considering the potential exposure to each counterparty in future periods.
The methodology established for determining provisions for loans (Interbank and Loans and receivables from customers) and contingent loans is set out in Note 2 of accounting principles, letter q). The methodology used to calculate provisions for Loans and accounts receivable from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, is described in Note 2, letter r). Information related to the concentration of credit risk is provided in Note 13, letters k, m and n.
For derivative instruments, as of September 30, 2025, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was MMUS$1,975.12, or 3% of assets. The exposure to equivalent credit risk for derivative instruments, which is calculated as the net replacement value plus the maximum potential value, considering cash collateral, which mitigates the exposure, for our exposure to those countries rated above 1, is as follows:

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-188

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
As of September 30, 2025 , the exposure to derivative instruments considering thier fair value is as follows:

		Derivative instruments (Market-adjusted)	Deposits	Loans	Financial Investments	Total exposure
Domestic Loans	Ranking	US$ Million	US$ Million	US$ Million	US$ Million	US$ Million
Hong Kong	2	-	-	-	-	-
México	3	2	-	-	-	2
China	2	-	-	44	-	44
Italia	2	-	1	-	-	1
Total		2	1	44	-	47
Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market-adjusted)	Deposits	Loans	Financial investments	Total exposure
			en MMUS$
Banco Santander S.A.	España	1	206	40	-	-	246
(*) We include our exposure to Santander Hong Kong, BSCH Spain, and Santander NY as exposure to Spain.
Recognition and measurement of credit risk provisions
The Bank segments loans and contingent loans by borrower type and loan type, to a level appropriate for the application of the models.
The provisions required to cover loans, debt instruments, and contingent loan exposure are calculated and recorded monthly, based on the valuation models used and the type of transaction.
Provisions related to loans and receivables from customers/debt instruments measured at amortized cost and loans and receivables from customers at fair value through other comprehensive income are accounted as valuation accounts into respective items, and reporting net in the Consolidated Statement of Financial Position. Additional provisions and contingent loans provisions are reported as liabilities, in accordance with the FMC's directions.
Provisions for financial assets at fair value through other comprehensive income are presented in Note No. 11, provisions for financial assets at amortized cost are presented in Note No. 13, and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note No. 26.
Below is a summary of the financial assets and contingent loan exposure, subject to credit risk, and their respective provisions according to CASB standards (B1 to B3) as of September 30, 2025 and December 31, 2024:

As of September 30, 2025 (**) Ch$mn	Financial assets before provisions					Established provisions
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Deductible FOGAPE Covid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group
Interbank loans	32,230	-	-	-	-	44	-	-	-	-	-
Commercial loans	10,112,400	5,011,369	1,273,214	686,221	516,944	135,337	75,327	61,900	227,554	195,023	2,713
Mortgage loans	-	16,403,729	-	-	1,050,577	-	34,949	-	-	150,241	-
Consumer loans	-	5,594,682	-	-	306,912	-	249,560	-	-	183,307	-
Contingent loan exposure	1,893,185	916,596	166,833	8,822	14,365	17,323	27,666	4,605	4,176	8,063	-
** For further details see Note 13 letter c, d and e.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-189

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

As of December 31, 2024 (**) Ch$mn	Financial assets before provisions					Established provisions
	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Deductible FOGAPE Covid-19 guarantees
	Assessment		Assessment	Assessment		Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group	Individual	Group	Individual	Individual	Group
Interbank loans	31,283	-	-	-	-	25	-	-	-	-	-
Commercial loans	10,500,733	4,826,859	1,196,668	785,008	511,886	127,450	72,871	37,889	272,648	190,263	4,310
Mortgage loans	-	16,617,011	-	-	942,758	-	34,462	-	-	126,709	-
Consumer loans	-	5,606,872	-	-	304,766	-	168,211	-	-	179,508	-
Contingent loan exposure	1,767,601	956,494	102,317	9,480	14,603	16,725	8,221	5,498	4,901	9,417	-
** For further details see Note 13 letter c, d and e.
Below is a summary of the provisions established to financial assets at fair value through OCI for which the provision is determined in accordance with IFRS 9:

	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Debt instruments at amortized cost	1,138	1,074
Repurchase agreements and securities lending	103	48
Debt instruments at fair value with changes in other comprehensive income	651	415
Loans and receivables at fair value with changes in other comprehensive income	668	1,141
Total	2,560	2,678
As of September 30, 2025 and December 31, 2024, the debt instrument portfolios include mainly instruments from the Chilean Central Bank and the General Treasury of the Republic, whose risk has been classified as low (without a significant increase in credit risk). A description of the IFRS 9 model applied to determine these provisions is found in Note 2, letter r). As of September 30, 2025 and December 31, 2024, the loans and receivables measured at fair value through other comprehensive income are high credit quality assets with assessed individually.
Defaulted loans
The defaulted loan portfolio includes debtors and their loans whose recovery is considered remote, as they show a deteriorated or non-existent payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified as non-performing (C1 to C6).

	As of September 30, 2025		As of December 31, 2024
	Financial assets	Provisions	Financial assets	Provisions
	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	-	-	-	-
Commercial loans	1,203,165	422,577	1,296,894	462,911
Mortgage loans	1,050,577	150,241	942,758	126,709
Consumer loans	306,912	183,307	304,766	179,508
Contingent loan exposure	23,187	12,239	24,083	14,318
Total	2,583,841	768,364	2,568,501	783,446
Under the IFRS 9 model, the Bank presumes default when an asset is overdue for 90 days or more. As of the date of these financial statements, debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not in default .
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-190

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Individual/Group
Group assessments are suitable for addressing a large number of transactions with low individual amounts, involving individuals or small businesses. The Bank groups borrowers with similar credit risk characteristics, assigning each group a specific probability of default and a recovery percentage based on a substantiated historical analysis. For this purposes, the Bank implemented the standard model for housing and commercial loans, and an internal model for consumer loans.
IFRS 9 establishes the recognition of lifetime expected credit losses when significant increases in credit risk are observed since initial recognition. In that context, a collective assessment may be required, as the increase in credit risk may become more evident before the financial assets becomes nonperforming, depending on the nature and information available for the financial assets. This is always based on the assumption that the information is available without cost or effort.
Impaired loans
The impaired loan portfolio includes defaulted loans (C1 to C6), plus loans B3 and B4, in the case of individual assessments. As of September 30, 2025 and December 31, 2024, the impaired loan portfolio amounts to Ch$2,813,387 million and Ch$2,523,808 million, respectively.
IFRS 9 defines an asset as credit-impaired when one or more events have occurred that have a negative impact on estimated future cash flows, evidenced by the issuer's financial difficulties, default, bankruptcy or financial reorganization, disappearance from an active market, among others. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not credit impaired.
Write-off
Write-offs must be made when contractual rights to cash flows expire. A write-off constitutes a derecognition event from balance sheet and include the unpaid portion in the case of installment loans (no partial write-off). Additional circumstances could lead the write-off of a loan: when the Bank concludes that it will not obtain any cash flows, or there is no enforceable title, when the collection demand actions expire, or when the deadlines defined by the FMC are reached (see Note 2, letter q). As of September 30, 2025 and December 31, 2024, the written-off loans amounted to Ch$555,890 million and Ch$302,814,814 million, respectively.
IFRS 9 establishes that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a derecognition. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income do not include any written-off instruments/transactions.
Reconciliation of provisions and loans
The reconciliation between the opening and closing balances of provisions for financial assets measured at amortized cost and for contingent loans are presented in Note 13 letters f, g, h, i and j. The reconciliation between the opening and closing balances of provisions for financial assets measured at fair value with changes in other comprehensive income is presented in Note No. 11. The reconciliation of Interbank loans, commercial loans, mortgage loans, consumer loans, and exposure to contingent loans as of September 30, 2025, and December 31, 2024 is presented below:

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-191

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2025	31,283	-	-	-	-	31,283
Change in measurement without portfolio reclassifying during the period	1	-	-	-	-	1
Change due to portfolio reclassification	-	-	-	-	-	-
New loans originated	142,731	-	-	-	-	142,731
New loans due to translation from contingent to loans	-	-	-	-	-	-
Loan payments	(140,212)	-	-	-	-	(140,212)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(1,573)	-	-	-	-	(1,573)
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2025	32,230	-	-	-	-	32,230

Interbank loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2024	68,440	-	-	-	-	68,440
Change in measurement without portfolio reclassifying during the period	13	-	-	-	-	13
Change due to portfolio reclassification	-	-	-	-	-	-
New loans originated	106,474	-	-	-	-	106,474
New loans due to translation from contingent to loans	-	-	-	-	-	-
Loan payments	(146,221)	-	-	-	-	(146,221)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	2,577	-	-	-	-	2,577
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	31,283	-	-	-	-	31,283

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2025	10,500,733	4,826,859	1,196,668	785,008	511,886	17,821,154
Change in measurement without portfolio reclassifying during the period	321,793	257,817	7,295	294,399	258,963	1,140,267
Change due to portfolio reclassification	(213,550)	(181,027)	204,759	44,010	145,808	-
New loans originated	12,919,196	1,538,016	-	-	-	14,457,212
New loans due to translation from contingent to loans	27,243	40,929	-	-	-	68,172
Sale or transfer of loans	(30,812)	-	-	-	-	(30,812)
Purchase or acquisition of assets	-	-	-	-	-	-
Loan payments	(13,317,830)	(1,468,433)	(119,870)	(285,512)	(289,176)	(15,480,821)
Provision application for charge-offs	-	-	-	(144,635)	(110,298)	(254,933)
Exchange rate difference	(94,373)	(2,792)	(15,638)	(7,049)	(239)	(120,091)
Other changes in provisions	-	-	-	-	-	-
Balance as of September 30, 2025	10,112,400	5,011,369	1,273,214	686,221	516,944	17,600,148

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-192

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2024	11,016,846	4,867,446	1,008,865	738,047	440,453	18,071,657
Change in measurement without portfolio reclassifying during the period	563,214	373,811	18,451	9,324	79,424	1,044,224
Change due to portfolio reclassification	(160,228)	(285,924)	180,335	66,715	199,102	-
New loans originated	17,225,782	2,291,436	-	-	-	19,517,218
New loans due to translation from contingent to loans	40,717	52,923	-	-	-	93,640
Sale or transfer of loans	(190,287)	-	-	-	-	(190,287)
Purchase or acquisition of assets	-	2,188	-	-	-	2,188
Loan payments	(18,402,689)	(2,486,019)	71,261	(167,713)	(332,631)	(21,317,791)
Provision application for charge-offs	-	-	-	112,903	124,762	237,665
Exchange rate difference	407,378	10,998	(82,244)	25,732	776	362,640
Other changes in provisions	-	-	-	-	-	-
Balance as of December 31, 2024	10,500,733	4,826,859	1,196,668	785,008	511,886	17,821,154

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment
	Individual	Group	Individual	Group
Balance as of January 1, 2025	-	16,617,011	-	942,758	17,559,769
Change in measurement without portfolio reclassifying during the period	-	204,059	-	105,318	309,377
Change due to portfolio reclassification	-	(154,437)	-	154,437	-
New loans originated	-	569,231	-	-	569,231
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(832,135)	-	(107,661)	(939,796)
Provision application for charge-offs	-	-	-	(44,275)	(44,275)
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of September 30, 2025	-	16,403,729	-	1,050,577	17,454,306

Mortgage loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment
	Individual	Group	Individual	Group
Balance as of January 1, 2024	-	16,437,939	-	635,500	17,073,439
Change in measurement without portfolio reclassifying during the period	-	385,730	-	118,128	503,858
Change due to portfolio reclassification	-	(348,207)	-	348,207	-
New loans originated	-	1,339,915	-	-	1,339,915
Sale or transfer of loans	-	(79,627)	-	-	(79,627)
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(1,118,739)	-	(202,877)	(1,321,616)
Provision application for charge-offs	-	-	-	43,800	43,800
Exchange rate difference	-	-	-	-	-
Other changes in provisions	-	-	-	-	-
Balance as of December 31, 2024	-	16,617,011	-	942,758	17,559,769
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-193

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment
	Individual	Group	Individual	Group
Balance as of January 1, 2025	-	5,606,872	-	304,766	5,911,638
Change in measurement without portfolio reclassifying during the period	-	2,314,532	-	81,516	2,396,048
Change due to portfolio reclassification	-	(267,576)	-	267,576	-
New loans originated	-	1,979,294	-	-	1,979,294
New loans due to translation from contingent to loans	-	443,830	-	-	443,830
Sale or transfer of loans	-	-	-	-	-
Purchase or acquisition of assets	-	-	-	-	-
Loan payments	-	(4,479,457)	-	(90,254)	(4,569,711)
Provision application for charge-offs	-	-	-	(256,692)	(256,692)
Exchange rate difference	-	(2,813)	-		(2,813)
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of September 30, 2025	-	5,594,682	-	306,912	5,901,594

Consumer loans Ch$mn	Normal Portfolio		Impaired Portfolio		Total
	Assessment		Assessment
	Individual	Group	Individual	Group
Balance as of January 1, 2024	-	5,322,350	-	276,000	5,598,350
Change in measurement without portfolio reclassifying during the period	-	3,253,048	-	91,567	3,344,615
Change due to portfolio reclassification	-	(357,569)	-	357,569	-
New loans originated	-	3,749,560	-	-	3,749,560
New loans due to translation from contingent to loans	-	623,916	-	-	623,916
Sale or transfer of loans	-	(20,019)	-	-	(20,019)
Purchase or acquisition of assets	-	62,098	-	-	62,098
Loan payments	-	(7,037,526)	-	(773,785)	(7,811,311)
Provision application for charge-offs	-	-	-	353,415	353,415
Exchange rate difference	-	11,014	-	-	11,014
Other changes in provisions (if applicable)	-	-	-	-	-
Balance as of December 31, 2024	-	5,606,872	-	304,766	5,911,638

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2025	1,767,601	956,494	102,317	9,480	14,603	2,850,495
Change in measurement without portfolio reclassifying during the period	142,794	205,668	388	1,037	9,284	359,171
Change due to portfolio reclassification	530	(958)	(1,146)	616	958	-
New loans originated	1,051,508	137,477	-	-	-	1,188,985
New loans due to translation from contingent to effective loans	(41)	-	-	-	-	(41)
Loan payments	(1,037,870)	(274,713)	67,614	(2,303)	(10,317)	(1,257,589)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	(31,337)	(107,372)	(2,340)	(8)	(163)	(141,220)
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of September 30, 2025	1,893,185	916,596	166,833	8,822	14,365	2,999,801
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-194

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Contingent loan exposure Ch$mn	Normal Portfolio		Substandard Portfolio	Impaired Portfolio		Total
	Assessment			Assessment
	Individual	Group		Individual	Group
Balance as of January 1, 2024	1,636,590	971,496	73,518	8,429	11,492	2,701,525
Change in measurement without portfolio reclassifying during the period	24,395	(230,788)	(201)	349	1,734	(204,511)
Change due to portfolio reclassification	(37,634)	(15,259)	31,638	9,301	11,954	-
New loans originated	1,728,927	274,840	-	-	-	2,003,767
New loans due to translation from contingent to loans	(118)	13,296	6	116	724	14,024
Loan payments	(1,718,175)	(447,414)	(8,193)	(8,800)	(11,891)	(2,194,473)
Provision application for charge-offs	-	-	-	-	-	-
Exchange rate difference	133,616	390,323	5,549	85	590	530,163
Other changes in provisions (if applicable)	-	-	-	-	-	-
Balance as of December 31, 2024	1,767,601	956,494	102,317	9,480	14,603	2,850,495
The normal portfolio encompass debtors whose payment capacity allows them to meet their obligations and commitments, and this is not expected to change. When a debtor experiences financial difficulties or a significant deterioration in its payment capacity, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the client is classified in the substandard portfolio. A client will be classified in the defaulted portfolio if the probability of credit recovery is considered remote, as it payment capacity is deteriorated or nonexistent.
The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of September 30, 2025, and December 31, 2024, are presented below:
A. Financial assets at fair value through other comprehensive income

Debt financial instruments	Phase 1	Debt financial instruments	Phase 1
	Ch$mn		Ch$mn
Balance as of January 1, 2025	2,687,485	Balance as of January 1, 2024	4,536,025
Purchases of debt instruments	5,270,592	Purchases of debt instruments	15,287,999
Sales and maturities	(4,545,085)	Sales and maturities	(17,299,536)
Changes in measurement of financial assets	65,223	Changes in measurement of financial assets	162,997
Balance as of September 30, 2025	3,478,215	Balance as of December 31, 2024	2,687,485

Commercial loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	56,146	–	–	56,146
New loans originated	44,500	–	–	44,500
Transfer to phase 1	–	–	–	–
Transfer to phase 2	(17,770)	17,770	–	–
Transfer to phase 3	–	–	–	–
Sales and maturities	(653)	–	–	(653)
Changes in measurement of financial assets	(1,800)	809	–	(991)
Balance as of September 30, 2025	80,423	18,579	–	99,002
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-195

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

Commercial loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	105,382	–	–	105,382
New loans originated	36,909	–	–	36,909
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
Sales and maturities	(89,808)	–	–	(89,808)
Changes in measurement of financial assets	3,663	–	–	3,663
Balance as of December 31, 2024	56,146	–	–	56,146

Consumer loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2025	19,921	–	–	19,921
New loans originated	152,705	–	–	152,705
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
Sales and maturities	(19,109)	–	–	(19,109)
Changes in measurement of financial assets	(18,796)	–	–	(18,796)
Balance as of September 30, 2025	134,721	–	–	134,721

Consumer loans	Phase 1	Phase 2	Phase 3	Total
	Ch$mn	Ch$mn	Ch$mn
Balance as of January 1, 2024	–	–	–	–
New loans originated	21,060	–	–	21,060
Transfer to phase 1	–	–	–	–
Transfer to phase 2	–	–	–	–
Transfer to phase 3	–	–	–	–
Sales and maturities	–	–	–	–
Changes in measurement of financial assets	(1,139)	–	–	(1,139)
Balance as of December 31, 2024	19,921	–	–	19,921
B. Debt instruments at amortized cost

Debt financial instruments	Phase 1	Debt financial instruments	Phase 1
	Ch$mn		Ch$mn
Balance as of January 1, 2025	5,177,079	Balance as of January 1, 2024	8,178,624
Purchases of debt instruments	133,181	Purchases of debt instruments	5,945,707
Sales and maturities	—	Sales and maturities	(7,670,448)
Changes in measurement of financial assets	185,237	Changes in measurement of financial assets	(1,276,804)
Balance as of September 30, 2025	5,495,497	Balance as of December 31, 2024	5,177,079

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-196

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Guarantees and credit enhancements
Maximum exposure to credit risk is, in some cases, reduced by collateral, credit enhancements, and other actions that mitigate the Bank's exposure. Based on this, guarantees are a necessary but insufficient instrument in granting loans; therefore, the Bank's risk acceptance requires verification of other variables or parameters, such the payment capacity or generation of resources to mitigate the risk incurred.
The procedures for management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for credit risk management, and the management over guarantees received in operations with clients. In this regard, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow credit recovery when the debtor's circumstances prevent him from meeting his obligations.
The collateral valuation procedures are consistent with market best practices, which involve the use of appraisals for real estate guarantees, market value for stock market securities, the value of investment fund shares, etc. All received guarantees must be properly instrumented and appropriately registered, as well as have the approval of the Bank's legal divisions.
The Bank also has rating tools that allow ranking the credit quality of transactions or clients. The Bank historical databases, store internally generated information, that allow to study the probability of variation. Rating tools consider client segment analyzed (commercial, consumer, SME, etc.).
The maximum exposure to credit risk by type of loans, the associated collateral and the net exposure to credit risk as of September 30, 2025, and December 31, 2024 are presented below:

	As of September 30, 2025				As of December 31, 2024
	Maximum credit risk exposure	Guarantee	Net exposure	Allowance	Maximum credit risk exposure	Guarantee	Net exposure	Allowance
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Interbank loans	32,230	2	32,228	44	31,283	11	31,272	25
Commercial loans	17,600,148	9,904,401	7,695,747	697,854	17,821,154	10,014,312	7,806,842	705,431
Residential Mortgage loans	17,454,306	16,074,588	1,379,718	185,190	17,559,769	17,367,966	191,803	161,171
Consumer loans	5,901,594	486,851	5,414,743	432,867	5,911,638	558,906	5,352,732	347,719
Contingent loans exposure	2,999,801	388,565	2,611,236	61,833	2,850,495	467,467	2,383,028	44,762
Total	43,988,079	26,854,407	17,133,672	1,377,788	44,174,339	28,408,662	15,765,677	1,259,108
Mortgage loans, by their nature, are secured by the property underlying the transaction, meaning that the property acquired by the customer guarantees the loan. When the Bank is required to take possession of or foreclose on a property, it is recorded as an “Asset received or awarded in lieu of payment,” and the loan and its allowance are derecognized. The asset received is recorded at the lower of its carrying amount and its fair value (appraisal) less costs to sell, in accordance with IFRS 5, and is classified as held for sale. Once a loan has been derecognized, there are no further collection or enforcement activities.
The following are the impaired and non-impaired financial assets that have associated guarantees, collateral or credit enhancements in favor of the Bank as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Non-impaired financial assets
Properties/mortgages	26,202,961	27,463,548
Investments and others	11,121,515	11,083,172
Impaired financial assets
Properties/mortgages	3,147,908	3,162,938
Investments and others	334,911	354,348
Total	40,807,295	42,064,006

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-197

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Financial derivative transactions are guaranteed by collateral agreements, which are deposited or transferred by one third party on behalf of another. These can be in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Based on this, the net balance per counterparty is determined, and based on agreed-upon parameters, it is determined whether a collateral should be deposited or collected.
Credit limits for borrowers related to the Bank’s ownership or management
In accordance with Article 84 No. 2 of the General Banking Law and UCBR 12-4, the total amount of credit granted to a group of related parties may not exceed 5% of the Bank’s regulatory capital. This limit increases to 25 percent if the portion exceeding 5 percent consists of loans secured by collateral. In no case may the total of such credits granted by a bank exceed the amount of its regulatory capital. These loans may not be granted under more favorable conditions in terms of maturity, interest rates, or collateral than those offered to third parties in similar transactions.
A relationship with the Bank occurs when they have a direct, indirect, or third-party participation in the Bank's ownership, participate in the management, or are presumed to exist until sufficient evidence is presented to eliminate that presumption.
It will be understood that all natural and legal persons who can exert significant and permanent influence on the decisions of the other form the same group of persons related to the Bank, where there is a presumption that the credits granted to one person will be used for the benefit of another or a well-founded presumption that the persons maintain a relationship and form a unit of economic interest.
Companies related to a Bank include subsidiaries, support companies, and affiliates.
Legal guarantees include guarantees on tangible personal or real property, real estate, or any other property that can legitimately be accepted as collateral.
On September 30, 2025, and December 31, 2024, the credit limit for debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the UCBR are as follows:

	As of September 30, 2025		As of December 31, 2024
	%	Ch$mn	%	Ch$mn
Overall limit to related parties	7%	496,004	7%	487,292
Regulatory capital		7,085,778		6,961,316
MARKET RISK
Market risk arises as a result of market activity involving financial instruments whose value may be affected by fluctuations in market conditions and reflected in assets/liabilities changes and financial risk factors. The objective of market risk management is to manage and control exposure to market risk within acceptable parameters. There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation.
*Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet.
*Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated.
*Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet.
*Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-198

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Market risk management
The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integral Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division:
i.To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities.
ii.Management of short- and long-term regulatory liquidity limits.
iii.Inflation risk management and exposure.
iv.To manage local and foreign currency rate risk.
v.Capital adequacy and requirements.
Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars.
The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components:
•Trading portfolio.
•Local currency financial management portfolio.
•Foreign currency financial management portfolio.
The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. The Financial Management's portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio.
The roles that concern the trading portfolio comprise the following:
i.applying Value-at-Risk (VaR) techniques to measure interest rate risk,
ii.adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities,
iii.comparing the actual VAR with the established limits,
iv.establishing loss control procedures for losses above predetermined limits, and
v.providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department.
The functions regarding financial management portfolios entail the following:
i.Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and
ii.Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department.
Market risk – Trading portfolio
The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-199

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time.
The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place.
Limitations of the VaR model
In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario.
Furthermore, the VaR methodology should be interpreted considering the following limitations:
•Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements.
•The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used;
•A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day;
•The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day;
•The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and
•The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses.
As of September 30, 2025, and December 31, 2024, the Bank did not exceed the VaR limits of the trading portfolio’s, considering the three components: fixed-income, equity, and foreign currency investments.
The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of September 30, 2025, and December 31, 2024, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-200

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
The high, low and average levels for each component and each year were as follows:

VAR	As of September 30,
	2025	2024
	US$mn	US$mn
Consolidated
High	2.82	4.85
Low	1.53	1.94
Average	2.02	3.32
Fixed income investments
High	2.09	4.85
Low	1.09	1.92
Average	1.58	3.03
Variable income investments
High	–	–
Low	–	–
Average	–	–
Foreign currency investments
High	2.75	2.85
Low	0.75	0.15
Average	1.53	1.52
Market risk – Local and foreign financial management
The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions.
The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula:
Bounded limit = square root of a2 + b2 + 2ab, in which:
a: limit in national currency.
b: limit in foreign currency.
Since it is assumed that the correlation is 0. 2ab = 0.
Limitations of sensitivity models
The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner.
Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations:
•The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-201

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
•This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities.
•The model does not consider the sensitivity of volumes resulting from changes in interest rates.
Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected.
Market Risk - Financial Management Portfolio as of September 30, 2025, and December 31, 2024:

	As of September 30, 2025		As of December 31, 2024
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital
Financial management portfolio - local currency (in Ch$mn)
Loss limit	175,196	370,271	138,957	373,566
High	9,968	186,784	49,174	170,622
Low	(9,789)	117,014	482	87,335
Average	2,689	144,041	20,482	136,617
Financial management portfolio - foreign currency (in US$ million)
Loss limit	43,274	190,824	178,937	198,819
High	9,586	68,145	13,104	61,137
Low	—	47,615	442	47,615
Average	1,670	55,685	5,169	53,651
Financial management portfolio - consolidated (in Ch$mn)
Loss limit	175,196	370,271	138,957	373,566
High	27,182	357,867	46,970	357,867
Low	—	279,778	—	279,293
Average	12,224	319,759	19,678	311,333
Inflation risk
The Bank has readjustable assets and liabilities according to the variation of the Unidad de Fomento (UF). The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division.
Market Risk items and their measurement
Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis.
The following risks will determine Market Risk Exposure:
-Interest Rate Risk.
-Foreign exchange Risk.
-Readjustment (Inflation) Risk.
-Currency Options Risk.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-202

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of total net interest income and readjustment income plus interest rate sensitive fees:

	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Market risk of the trading book
Exposure to interest rate risk	596,979	459,161
Exposure to foreign currency risk	12,435	13,931
Exposure to foreign currency options	2,412	4,284
Total exposure of the trading portfolio	611,826	477,376
10% of Risk Weighted Assets (RWA)	764,875	596,720
Subtotal	1,376,701	1,074,096
Limit = Regulatory capital	7,085,778	6,961,316
Available margin	5,709,077	5,887,220
Short-term exposure to interest rate risk	96,649	95,219
Exposure to readjustment (inflation) risk	141,868	149,306
Short-term risk of the banking book	238,517	258,632
Limit = 55% of total net interest income + fees sensitive to interest rates	1,016,605	909,152
Available margin	778,088	650,520
Long-term exposure to interest rate risk	720,678	697,405
Limit = 35% of regulatory capital	2,480,022	2,436,461
Available margin	1,759,344	1,739,056
To fulfill its functions, the Integral Risk Committee works directly with the Bank's control and risk departments whose joint objectives include:
•Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks;
•ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy;
•ensure the integration, control and management of all the Bank's risks;
•execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;
•develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes;
•identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and
•manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base.
To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Interim Consolidated Statements of Financial Position; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-203

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
LIQUIDITY RISK
This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms.
Liquidity risk management
The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation.
The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs.
Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities.
The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks.
Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure.
The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions.
The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect at all times. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors.
At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level.
Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups:
•Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations.
•Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions.
•Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan.
The Market Risk Area establishes and updates the Bank’s Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-204

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis.
In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits.
If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees.
Liquidity risk measurement and control
1.Maturity mismatches subject to regulatory limits
The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times.
2.Monitoring indicators and liquidity ratios subject to regulatory limits
An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury.

HQLA	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Tier 1: cash and cash equivalents	1,720,316	2,416,812
Tier 1: fixed income	5,587,495	7,241,318
Tier 2: fixed income	3,499	4,517
Total	7,311,310	9,662,647
3.Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2025 fiscal year, a minimum level of 100% continues to be mandated.
The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs.

Liquidity coverage ratio	As of September 30, 2025	As of December 31, 2024
	%	%
LCR	165	191
Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-205

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
4.Net Stable Funding Ratio (NSFR)
This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities.
The Central Bank and the FMC established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026.

Net stable funding ratio	As of September 30, 2025	As of December 31, 2024
	%	%
NSFR	111	106
5.Information on liquidity position per the requirements of the Central Bank of Chile
i.Maturity mismatches
The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards.
According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch.
The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies.
Maturity mismatches shall be made in the following time frames:
•First time frame: up to 7 days inclusive.
•Second time frame: between 8 days and 15 days inclusive.
•Third time frame: between 16 and 30 days inclusive.

	As of September 30, 2025
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	3,367,899	1,496,884	2,355,255	3,365,264	1,496,884	2,355,255
Cash flow payable (liabilities) and expenses	3,831,748	2,193,940	2,398,726	3,827,374	2,193,940	2,398,726
Mismatch	(463,849)	(697,056)	(43,471)	(462,110)	(697,056)	(43,471)

Mismatch subject to limits			(1,204,376)			(1,202,637)
Limits:
1 time capital			4,592,379			4,707,468
Available margin			3,388,003			3,504,831
% Used			26%			26%
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-206

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued

	As of December 31, 2024
	Individual			Consolidated
	Up to 7 days	Up to 15 days	Up to 30 days	Up to 7 days	Up to 15 days	Up to 30 days
	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn	Ch$mn
Cash flow to be received (assets) and income	2,471,457	1,642,561	1,834,873	2,468,737	1,642,561	1,834,873
Cash flow payable (liabilities) and expenses	2,127,447	2,481,618	2,058,265	2,111,033	2,481,618	2,058,265
Mismatch	344,010	(839,057)	(223,392)	357,704	(839,057)	(223,392)

Mismatch subject to limits			(718,439)			(704,745)
Limits:
1 time capital			4,292,440			4,396,833
Available margin			3,574,001			3,692,088
% Used			17%			16%
ii.     Composition of funding sources
The main sources of third-party funding are as follows:

Main sources of funding	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Deposits and other demand liabilities	13,104,053	14,260,609
Time deposits and other term equivalents	16,252,367	17,098,625
Interbank borrowing	3,991,709	4,337,947
Debt and regulatory capital instruments issued	10,447,129	10,737,354
Total	43,795,258	46,434,535
The Chilean Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes.
As of September 30, 2025, and December 31, 2024, the Central Bank required the Bank to maintain a technical reserve of Ch$0 for both periods.
The volume and composition of liquid assets are presented in item 2 above.
The liquidity coverage ratio is presented in item 3 above.
6.Maturity analysis of financial liabilities
The remaining contractual maturities of financial liabilities are provided in Note 45.
The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-207

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
OPERATIONAL RISK
Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic.
Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established.
Operational risk management
The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases:
•strategy and planning;
•identification, assessment and monitoring of risks and internal controls;
•implementation and monitoring of mitigation measures;
•availability of information, adequate reporting and escalation of relevant issues.
The main operational risk tools used are:
•Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information:
•allows root-cause analysis;
•raises awareness of risks;
•enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy;
•facilitates regulatory reporting;
•Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgment and experience of a panel of experts from each function.
The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable.
This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non-compliance.
•External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis.
•Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-208

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
•A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable.
•Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes.
•Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite.
•Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes.
The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication.
Operational continuity plan
Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers.
The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability.
One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are:
•To protect the integrity of people in a contingency situation.
•To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events.
•To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders.
•To comply with regulatory obligations and requirements.
•To minimize the entity's potential financial losses and impact on the business.
•To protect the brand image, credibility and trust in the entity.
•To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency.
•To contribute to stabilizing the financial system.
The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-209

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Relevant mitigation measures
The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks.
Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud.
In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices.
In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others.
Cybersecurity
Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices.
Outsourcing of services
In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed.
The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that:
•They have an appropriate control environment, depending on the level of risk of their service.
•Business continuity plans are in place to ensure service delivery in case of disruptive events.
•They have controls to protect sensitive information processed during the delivery of their services.
•Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations.
•There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity.
Insurance
To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-210

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 47 - RISK MANAGEMENT AND REPORTING, continued
Exposure to net loss, gross loss and gross loss recovery due to operational risk event

	As of September 30, 2025	As of December 31, 2024
	Ch$mn	Ch$mn
Gross loss and expenses for operational risk events in the period
Internal fraud	722	3,153
External fraud	30,526	33,786
Labor practices and business security	3,444	7,129
Clients, products and business practices	484	809
Damage to physical assets	119	347
Business interruption and system failures	89	290
Execution, delivery and process management	3,816	6,505
Subtotal	39,200	52,019

Expense recoveries for operational risk events in the period
Internal fraud	(657)	(1,720)
External fraud	(5,959)	(27,586)
Labor practices and business security	(461)	(2,160)
Clients, products and business practices	(91)	(250)
Damage to physical assets	-	(2)
Business interruption and system failures	(5)	(112)
Execution, delivery and process management	(2,177)	(1,555)
Subtotal	(9,350)	(33,385)

Net loss from operational risk events	29,850	18,634

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-211

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS
General Information
The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1.
Capital Description
The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity’s net assets or equity.
The definition of regulatory capital was changed in December 2021, and is now defined as follows:
•Paid-in capital from subscribed and paid common shares of the Bank;
•Premium paid for instruments included in this component of capital;
•Reserves, whether from earnings or not, from depreciation of perpetual bonds and expiry of perpetual bonds;
•Items under “other accumulated comprehensive income”;
•Retained earnings from prior periods, profit (loss) for the year, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on regulatory capital financial instruments issued;
•Non-controlling interest as indicated in the CASB.
Objectives
The Bank’s main objectives in Capital Management include:
•Meeting internal capital and capital adequacy goals;
•Complying with regulatory requirements;
•Aligning the Bank’s strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.);
•Supporting business growth and any strategic opportunities that may arise.
Policies
The Bank has an Asset and Liability Committee (ALCO), which is responsible for supervising, authorizing, establishing policies, and evaluating all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the oversight and assessment of capital levels and returns consistent with the Bank’s strategy. The Risk and Compliance Committee (IRC) monitors and is responsible for the primary and secondary metric limits based on the risk appetite. Additionally, the Bank has developed the necessary policies to support the management and fulfillment of capital management strategies and objectives, including:
•Capital Adequacy Policy;
•Capital Planning Policy;
•Policy for Managing Capital Deterioration Situations;
•Capital Monitoring Policy;
•Dividend Policy and Basel III Implementation.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-212

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
Capital Management Processes
Capital is managed in accordance with the risk environment, Chile’s economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment.
Capital management is based on a Capital Framework aimed at ensuring that the level, structure, and composition of capital are adequate at all times, considering the Bank's risk profile and various scenarios. This framework ensures compliance with both minimum regulatory requirements and the Bank’s risk appetite and Recovery Plan, aligning with the interests of all stakeholders and supporting the growth strategy defined by the Bank.
The capital model defines the functional and governance aspects related to capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital-related reporting and disclosure. This model covers the main capital management activities:
1.Setting solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies, to ensure a solid capital level consistent with the Bank's risk profile, and efficient use of capital to maximize shareholder value.
2.Developing a capital plan to meet these objectives in line with the strategic plan.
3.Assessing capital adequacy to ensure the capital plan aligns with the Bank’s risk profile and risk appetite (including stress scenarios).
4.Developing the capital budget as part of the Bank’s budgeting process.
5.Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget.
6.Calculating capital metrics.
7.Preparing internal capital reports, as well as reports for supervisory authorities and the market.
Compliance with Capital Management Objectives
The Bank continuously evaluates its risk-return ratios through its core capital, effective equity, economic capital, and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in effect since December 1, 2021 (Basel III). Economic capital refers to the capital required to support all the risk arising from business activities at a given level of solvency.
Monitoring and tracking of metrics and their limits are carried out by the ALCO, which also performs a monthly evaluation of capital levels and risk appetite. Additionally, it oversees the solvency indicator “Regulatory Capital / Risk-Weighted Assets,” which is monitored both on a Phased-in and Fully Loaded basis, with the latter considering capital requirements at 100% enforceability.
Quantitative Data on Capital Management
The Bank primarily manages its capital by increasing its effective equity through the accumulation of earnings. This approach enables it to maintain a minimum regulatory capital-to-risk-weighted-assets ratio of 16.66%, which is 440.5 basis points above the required minimum
When is an Entity is Subject to External Requirements
Minimum Required Capital
According to the General Banking Law, a bank must maintain a minimum of UF 800,000 (approximately Ch$31,589 million or US$33 million as of September 30, 2025) in paid-in capital and reserves, calculated in accordance with FMC regulations.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-213

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
Capital Requirements
According to the new General Banking Law (as updated by Law 21,130), the minimum capital requirements have increased both in amount and quality. The total regulatory capital remains at 8% of risk-weighted assets, but now includes credit, market, and operational risks. The minimum Tier 1 capital requirement has increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can consist of Additional Tier 1 (AT1) capital—such as preferred shares or perpetual bonds, which may be convertible into common shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the UCBR defines the components of regulatory equity.
Additional capital demands have been incorporated through a capital conservation buffer of 2.5% of risk-weighted assets (UCBR 21-12). Furthermore, the Central Bank of Chile, with prior agreement from the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets, in accordance with FMC regulations (UCBR 21-12). Both buffers must be composed of core capital. In addition, the FMC, with the favorable agreement of the Board of the Central Bank of Chile (BCCh), has the authority to establish new regulatory methodologies for calculating risk-weighted assets related to: Credit risk (UCBR 21-6), Market risk (UCBR 21-7), and Operational risk (UCBR 21-8). This authority also extends to: conditions for the issuance of hybrid AT1 instruments, capital charges for domestically systemically important banks (D-SIBs), prudential deductions from regulatory capital, imposition of additional measures, including increased capital, for banks with deficiencies in their Supervisory Review and Evaluation Process (SREP or Pillar II). Pillar II aims to ensure that banks maintain a capital level appropriate to their risk profile and encourages the development and use of effective risk monitoring and management processes. Banks are responsible for conducting an Internal Capital Adequacy Assessment Process (ICAAP), while supervisors must review these strategies and internal evaluations. If supervisors are not satisfied with the outcomes, they may intervene early. This can include requiring capital above the minimum regulatory threshold, especially to ensure resilience in adverse credit cycles.
The result was a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 only included credit risk, in 2022 included Pillar I risks, and in 2023 the full report was required. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 applying additional capital requirements under Pillar II, in which the commission's board resolved to apply capital requirements of 0.25%, which the Bank must comply with 50% by June 2025.
According to the General Banking Law, banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, and a requirement for paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses. Regulatory capital is defined as the aggregate of:
•The bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital;
•Perpetual bonds and preferred shares referred to in Article 55 bis of the GBL, issued by the bank and valued at the issuance price, up to one-third of its core capital;
•Subordinated bonds, valued at their issuance price, with a 20% annual reduction starting six years before maturity, up to 50% of its core capital; and
•Additional provisions for credit losses, up to 1.25% of credit risk-weighted assets.
On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission’s board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-214

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission’s board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank.
On April 14, 2025, the FMC reported on the application of the Pillar II capital requirement. The announcement states that the Board approved Resolution No. 3,612 regarding this application. The additional capital requirement is 0.25 percent, of which 50 percent must be applied no later than June 30, 2025.
At its Financial Policy Meeting on November 19, 2024, the Board of the Central Bank of Chile decided to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets. This buffer was initially activated on May 24, 2023, as announced by the FMC, following the first semester 2023 Financial Policy Meeting of the Central Bank. At that time, the Board of the Central Bank agreed to activate the CCyB at a level of 0.5%, to become enforceable within one year, with the unanimous prior favorable opinion of the FMC. The decision was taken as a precautionary measure in response to increased external financial uncertainty.
Compliance with external requirements
Regulatory capital and core capital are calculated based on the Consolidated Interim Financial Statements prepared in accordance with the CASB issued by the FMC. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.25%, As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of 16.66%.
Period-to-period changes
Schedule of changes to minimum capital requirements:

	September 30, 2025	December 1, 2024
	%	%
Requirements
Pillar II charge	0.13%	–%
Systemic Charge	1.13%	1.13%
Counter-cyclical Capital buffer	0.50%	0.50%
Capital Conservation	2.50%	2.50%
Tier T2	2.00%	2.00%
AT1	1.50%	1.50%
CET1	4.50%	4.50%
Total	12.25%	12.13%
Other Announcements and Statements
In January 2019, a new version of the GBL was published. Among the most significant changes was the adoption of capital levels aligned with Basel III standards. In 2020, the final versions of the regulations governing the new capital models for the Chilean banking sector were released.
Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information. This enables users to better understand the risk profile and capital structure of local banking institutions, thereby reducing information asymmetries.
On July 8, 2025, the FMC published Circular No. 2,365 - Adjustments to Chapter 21-13 of the UCBR for the determination of additional regulatory capital requirements for banking entities, as a result of the supervisory process known as Pillar II of Basel III. The new regulatory adjustments published introduce improvements to Chapter 21-13 of the UCBR , with the objective of facilitating the supervisory process and clarifying some aspects of the capital evaluation process. The adjustments will be incorporated partially, with an initial application starting with the reports reported in December 2025 and will finalize in the review of the ICAAP, which will be delivered in April 2027.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-215

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
Total assets, risk-weighted assets and components of regulatory capital

Item No	Total assets, risk-weighted assets and components of regulatory capital under Basel III		Comprehensive consolidated results
			As of September 30, 2025	As of December 31, 2024
			Ch$mn	Ch$mn
1	Total assets according to the statement of financial position		68,240,207	68,458,932
2	Investment in unconsolidated subsidiaries	a	-	-
3	Assets discounted from regulatory capital, other that item 2	b	10,981,096	13,243,643
4	Credit equivalents	c	4,185,489	3,402,423
5	Contingent loans	d	2,863,049	2,836,980
6	Assets arising from the intermediation of financial instruments	e	94,948	18,622
7	= (1-2-3+4+5-6) Total assets for regulatory purposes		64,212,701	61,436,070
8.a	Credit risk-weighted assets, estimated according to standardized methodology (CRWAs)	f	29,931,015	29,921,944
8.b	Credit risk-weighted assets, estimated according to internal methodologies (CRWAs)	f	-	-
9	Market risk-weighted assets (MRWAs)	g	7,648,752	5,967,201
10	Operational risk-weighted assets (ORWAs)	h	4,964,597	4,923,679
11.a	=(8.a/8.b+9+10) Risk Weighted Assets (RWAs)		42,544,364	40,812,824
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS)		42,544,364	40,812,824
12	Shareholders' equity		4,592,379	4,292,440
13	Non-controlling interest	i	115,089	104,394
14	Goodwill	j	-	-
15	Excess of minority investments	k	-	-
16	= (12+13-14-15) Common equity tier 1 (CET1) equivalent		4,707,468	4,396,834
17	Additional deductions to Common Equity Tier 1, other than item 2	l	106,388	128,425
18	= (16-17-2) Common Equity Tier 1 (CET1)		4,601,080	4,268,409
19	Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1)	m	-	-
20	Subordinated bonds imputed as Additional Tier 1 capital (AT1)	m	-	-
21	Preferred shares imputed to Additional Tier 1 capital (AT1)		-	-
22	Perpetual Bonds imputed to Additional Tier 1 capital (AT1)		671,738	693,382
23	Discounts applied to AT1	l	-	-
24	= (19+20+21+22-23) Additional Tier 1 capital (AT1)		671,738	693,382
25	= (18+24) Tier 1 capital		5,272,818	4,961,791
26	Voluntary (additional) provisions imputed as Tier 2 capital (T2)	n	179,098	293,000
27	Subordinated bonds imputed as Tier 2 capital (T2)	n	1,633,862	1,706,525
28	= (26+27) Equivalent Tier 2 capital (T2)		1,812,960	1,999,525
29	Discounts applied to T2	l	-	-
30	= (28-29) Tier 2 capital (T2)		1,812,960	1,999,525
31	= (25+30) Regulatory capital		7,085,778	6,961,316
32	Additional core capital required to build up the conservation buffer	p	1,063,609	1,020,321
33	Additional core capital required for the constitution of the cyclical buffer	q	212,722	204,064
34	Additional core capital required for systemically rated banks	r	478,624	459,144
35	Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II)	s	53,180	-

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-216

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
a. Refers to the value of investments in subsidiaries that are not consolidated. This applies only under local consolidation when the bank has foreign subsidiaries, with their value fully deducted from assets and CET1.
b. Refers to the value of asset items that are deducted from regulatory capital, in accordance with section (a) of Title No. 3 of Chapter 21-30 of the UCBR.
c. Refers to credit equivalents of derivative instruments, as per section (b) of Title No. 3 of Chapter 21-30 of the UCBR.
d. Refers to contingent exposures, as established in section (c) of Title No. 3 of Chapter 21-30 of the UCBR.
e. Refers to assets related to the intermediation of financial instruments on the bank’s own behalf for third parties, which are within the bank’s consolidation perimeter, as outlined in section (d) of Title No. 3 of Chapter 21-30 of the UCBR.
f. Refers to credit risk-weighted assets, estimated according to Chapter 21-6 of the UCBR. If the bank is not authorized to use internal methodologies, it must report field 8.b as zero and include 8.a in field 11.a. If it is authorized, 8.b should be added to 11.a.
g. Refers to market risk-weighted assets, as estimated under Chapter 21-7 of the UCBR.
h. Refers to operational risk-weighted assets, estimated under Chapter 21-8 of the UCBR.
i. Refers to non-controlling interest, based on the level of consolidation, up to 20% of shareholders’ equity.
j. Refers to assets classified as goodwill.
k. Refers to asset balances from investments in non-core business entities not included in consolidation, in excess of 5% of owners’ equity.
l.For CET1 and T2, banks must estimate the equivalent value for each capital level as well as the fully applied value according to Chapter 21-1 of the UCBR. The difference between the equivalent and fully applied value must be weighted by the discount factor in effect at the reporting date, as per the transitional provisions in Chapter 21-1 of the UCBR. For AT1, any applicable discounts are applied directly.
m. Provisions and subordinated bonds assigned to Additional Tier 1 capital (AT1), as defined in Chapter 21-2 of the UCBR.
n. Provisions and subordinated bonds assigned to the equivalent definition of Tier 2 capital (T2), as set out in Chapter 21-1 of the UCBR.
o. In accordance with transitional provisions, starting December 1, 2022, solvency requirements are also applied at the local consolidated level. Data at this level should be reported in this column. Banks without foreign subsidiaries should not complete these fields.
p. Refers to additional core capital (CET1) for the creation of the capital conservation buffer, as established in Chapter 21-12 of the UCBR.
q. Refers to additional core capital (CET1) for the establishment of the countercyclical buffer, per Chapter 21-12 of the UCBR.
r. Refers to additional core capital (CET1) for banks classified as systemically important, according to Chapter 21-11 of the UCBR.
s. Refers to additional capital for assessing the adequacy of effective equity (Pillar II), in accordance with Chapter 21-13 of the UCBR.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-217

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
Solvency indicators and regulatory compliance indicators according to Basel III

N° Item	Solvency indicators and Basel III compliance indicators		Consolidated results
			As of September 30, 2025	As of December 31, 2024
	(in % with two decimals) (*)		%	%
1	Leverage indicator		7.17%	6.95%
1.a	Leverage indicator to be met by the bank, considering the minimum requirements.	a	3.00%	3.00%
2	Core capital indicator		10.81%	10.46%
2.a	Indicator of core capital to be met by the bank, considering the minimum requirements.	a	5.71%	5.63%
2.b	Capital buffer deficit	b	–%	–%
3	Tier 1 capital indicator		12.39%	12.16%
3.a	Tier 1 capital indicator to be met by the bank, considering the minimum requirements.	a	7.23%	7.13%
4	Regulatory capital indicators		16.66%	17.06%
4.a	Regulatory capital indicator that the bank must meet, considering the minimum requirements.	a	9.25%	9.13%
4.b	Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable	b	–%	–%
4.c	Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer	c	12.25%	12.13%
5	Solvency rating	d	A	A
	Compliance indicators for solvency
6	Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS	e	0.60%	0.98%
7	Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital.	f	35.51%	39.98%
8	Additional Tier 1 capital (AT1) in relation to core capital	g	14.60%	16.24%
9	Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs	h	–%	–%

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-218

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued
i.In the case of leverage, the minimum level is 3%, without prejudice to additional requirements for systemically important banks, which may be set in accordance with the provisions of Chapter 21-30 of the UCBR. In the case of core capital, the bank must consider a limit of 4.5% of risk-weighted assets (RWA). Additionally, where applicable, the bank must add the current systemic surcharge according to transitional provisions, as well as the Pillar 2 requirement defined at this level of capital. For new banks that do not have paid in capital up to 400,000 UF, an additional 2% must be added to the minimum requirement in accordance with Article 51 of the GBL. This value decreases to 1% if the paid-in capital exceeds 600,000 UF but is less than 800,000 UF. In the case of Tier 1 capital, the bank must consider a minimum requirement of 6%, plus any Pillar 2 charge defined at this capital level. Finally, at the level of regulatory capital, the bank must consider a minimum requirement of 8% of RWA. To this value, additional charges for Pillar 2, systemic banks, and those indicated in Article 51 of the LGB for new banks must be added.
ii.The capital buffer shortfall must be estimated in accordance with Chapter 21-12 of the UCBR. This value defines the restriction on dividend distribution if positive, as stipulated in the aforementioned Chapter. In the case of effective equity, the value of the conservation and countercyclical buffer in effect as per the transitional provisions at the reporting date must be added, along with the value defined in note a), even if a requirement under Article 35 bis of the GBL exists.
iii.If the bank has an effective equity requirement in effect under Article 35 bis of the GBL, it must report its value in this cell in accordance with the transitional provisions.
iv.This corresponds to the solvency classification as established in Article 61 of the GBL.
v.There is a limit of 1.25% if the bank uses standard methodologies (field T1_8.a), or 0.625% if the bank uses internal methodologies (field T1_8.b), in the estimation of RWA for credit risk (CRWA).
vi.Subordinated bonds counted towards Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), considering the deductions applied to these instruments as per Chapter 21-1 of the UCBR.
vii.Additional Tier 1 capital (AT1) must not exceed one-third of CET1.
viii.Additional provisions and subordinated bonds allocated to AT1 must not exceed 0.5% of RWA as of December 1, 2022, according to the transitional provisions of Chapter 21-2 of the UCBR.
ix.According to the transitional provisions, from December 1, 2022, solvency requirements also apply at the local consolidated level. Figures at this level must be reported in this column. Banks without foreign subsidiaries are not required to complete this data.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-219

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 49 - RECONCILIATION FROM CHILEAN ACCOUNTING PRINCIPLES TO FULL IFRS
The following table details the necessary adjustments and reclassifications made to the Chilean Consolidated Statements of Financial Position in order to achieve full compliance with IFRS standards:

	As of September 30, 2025
	Local	Reclassifications	Adjustments	IFRS
ASSETS	MM$	MM$	MM$	MM$
Cash and deposits in banks	1,983,033	–	–	1,983,033
Cash in collection process	1,973,045	–	–	1,973,045
Financial assets held for trading at fair value through profit or loss	11,076,950	–	–	11,076,950
Financial derivatives contracts	10,493,208	–	–	10,493,208
Debt financial instruments	583,742	–	–	583,742
Financial assets at fair value through other comprehensive income	3,711,132	–	–	3,711,132
Debt financial instruments	3,478,215	–	–	3,478,215
Other	232,917	–	–	232,917
Financial derivative contracts for hedge accounting	408,424	–	–	408,424
Financial assets at amortized cost	45,601,016	–	94,972	45,695,988
Rights under repurchase and securities lending agreements	434,334	–	–	434,334
Debt financial instruments	5,494,359	–	–	5,494,359
Interbank loans	32,186	–	43	32,229	A
Loans and account receivable, net	39,640,137	–	94,929	39,735,066	B
Investment in companies	64,808	–	–	64,808
Intangible assets	77,491	–	–	77,491
Fixed assets	201,929	50,920	–	252,849	C
Right of use assets	86,841	(50,920)	–	35,921	C
Current taxes	91	–	–	91
Deferred taxes	461,673	–	(92,466)	369,207	D
Other assets	2,538,382	–	–	2,538,382
Non-current assets and disposal groups for sale	55,392	–	22,710	78,102	E
TOTAL ASSETS	68,240,207	–	25,216	68,265,423

(A) Adjustment for the provision of expected credit losses applied to Interbank loans, to transition from Chilean GAAP to full IFRS compliance.
(B) Adjustment for the provision of expected credit losses applied to Loans and Accounts Receivable, to transition from Chilean GAAP to full IFRS compliance.
(C) Adjustment for the reclassification of improvements to leased properties from Right-of-use assets to Fixed assets - according to IFRS 16 - due to those expenses are not integral part of lease contract,
(D) Adjustment for deferred tax related to changes made to achieve full IFRS compliance.
(E) Adjustment reversing the write-off of assets received or awarded in settlement of obligations, as required by Chilean GAAP.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-220

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 49 - RECONCILIATION FROM CHILEAN ACCOUNTING PRINCIPLES TO FULL IFRS, continued

	As of September 30, 2025
	Local	Reclassifications	Adjustments	IFRS
	MM$	MM$	MM$	MM$
LIABILITIES
Cash in collection process	1,887,590	–	–	1,887,590
Financial liabilities held for trading at fair value through profit or loss	9,977,817	–	–	9,977,817
Financial derivatives contracts	9,977,817	–	–	9,977,817
Financial derivative contracts for hedge accounting	889,991	–	–	889,991
Financial liabilities at amortized cost	44,700,351	–	–	44,700,351
Deposits and other demand liabilities	13,104,053	–	–	13,104,053
Time deposits and other term equivalents	16,252,367	–	–	16,252,367
Obligations under repurchase and securities lending agreements	3,331,393	–	–	3,331,393
Interbank borrowing	3,991,709	–	–	3,991,709
Debt financial instruments issued	7,832,365	–	–	7,832,365
Other financial liabilities	188,464	–	–	188,464
Obligations under leasing contracts	45,056	–	–	45,056
Financial instruments of regulatory capital issued	2,614,764	(671,738)	–	1,943,026	G
Provisions	875,602	–	(224,780)	650,822	H
Current taxes	37,554	–	–	37,554
Deferred taxes	3,611	–	–	3,611
Other liabilities	2,500,403	–	–	2,500,403
TOTAL LIABILITIES	63,532,739	(671,738)	(224,780)	62,636,221
EQUITY
Capital	891,303	–	–	891,303
Reserves	3,459,800		45,371	3,505,171	I
Valuation adjustments	(103,575)	–	–	(103,575)
Others equity instruments issued other than capital	–	671,738	–	671,738	G
Retained earnings from prior years	39,022		232,852	271,874	I
Profit for the period	797,869	–	(33,588)	764,281	K
Minus: Provision for mandatory dividends	(492,040)	–	5,361	(486,679)	L
Equity holders of the Bank	4,592,379	671,738	249,996	5,514,113
Non-controlling interest	115,089	–	–	115,089
TOTAL EQUITY	4,707,468	671,738	249,996	5,629,202
TOTAL LIABILITIES AND EQUITY	68,240,207	–	25,216	68,265,423

(G) Adjustment for the reclassification of Perpetual bonds (classification under Chilean GAAP) to equity to comply with IFRS standards.
(H) Adjustment for contingent credit risk and elimination of additional provisions required under Chilean GAAP, to full IFRS compliance.
(I) Accumulated adjustment to transition from Chilean GAAP to full IFRS compliance.
(K) Income statement adjustments made to comply with full IFRS.
(L) Adjustment for the reclassification of interest paid on Perpetual bonds.
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-221

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 49 - RECONCILIATION FROM CHILEAN ACCOUNTING PRINCIPLES TO FULL IFRS, continued
The following table details the necessary adjustments applied to the Chilean Consolidated Income Statement in order to achieve full compliance with IFRS standards:

	For the nine months period ended September 30, 2025
	Local	Adjustments	IFRS
	MM$	MM$	MM$
Interest income	2,549,147		2,549,147
Interest expense	(1,255,475)	(14,845)	(1,270,320)	A
Net interest income	1,293,672	(14,845)	1,278,827
Readjustment income	304,514	–	304,514
Readjustment expenses	(85,699)	–	(85,699)
Net readjustment income	218,815	–	218,815
Commission income	787,060	–	787,060
Commission expense	(345,918)	–	(345,918)
Net commission income	441,142	–	441,142
Financial result per:
Assets and liabilities for trading	76,438	–	76,438
Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	2,024	–	2,024
Exchange, readjustments and hedge accounting of foreign currencies	136,905	(6,640)	130,265	B
Net financial result	215,367	(6,640)	208,727
Results from investments in companies	6,863	–	6,863
Results of non-current assets and disposal groups not qualifying as discontinued operations	(795)	1,295	500	C
Other operating income	2,140	–	2,140
TOTAL OPERATING COST	2,177,204	(20,190)	2,157,014
Expenses from obligations to employees	(307,995)	–	(307,995)
Administrative expenses	(301,308)	–	(301,308)
Depreciation and amortization	(101,150)	–	(101,150)
Impairment of non-financial assets	(2,924)	–	(2,924)
Other operational expenses	(67,789)	–	(67,789)
TOTAL OPERATIONAL COST	(781,166)	–	(781,166)
OPERATING INCOME BEFORE CREDIT LOSS	1,396,038	(20,190)	1,375,848
Credit loss expenses due to:
Provisions for credit risk due from banks and loans and receivables from clients	(663,240)	78,403	(584,837)	D
Special provisions for credit risk	96,222	(98,732)	(2,510)	E
Recovery of impaired loans	136,721	–	136,721
Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income	(92)	–	(92)
Credit loss expenses	(430,389)	(20,329)	(450,718)
OPERATIONAL RESULT	965,649	(40,519)	925,130
Results from continuing operations before taxes	965,649	(40,519)	925,130
Income tax	(156,229)	6,931	(149,298)	F
Results from continuing operations after taxes	809,420	(33,588)	775,832
CONSOLIDATED PROFIT FOR THE PERIOD	809,420	(33,588)	775,832

Attributable to:
Equity holders of the Bank	797,869	(33,588)	764,281
Non-controlling interest	11,551	–	11,551
Earnings per share attributable to equity holders of the Bank:
Basic earnings	4.23	(0.17)	4.06
Diluted earnings	4.23	(0.17)	4.06
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-222

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 49 - RECONCILIATION FROM CHILEAN ACCOUNTING PRINCIPLES TO FULL IFRS, continued
(A) Reclassification from equity of interest paid on Perpetual bonds.
(B) Adjustment for foreign exchange differences related to credit risk provisions under IFRS standards
(C) Adjustment reversing the write-off of assets received in settlement of obligations, as required by Chilean GAAP.
(D) Adjustment required under IFRS 9 for expected credit losses applied to Interbank loans and Accounts Receivable.
(E) Adjustment required under IFRS 9 for expected credit losses applied to contingent loans and elimination of additional provisions required under Chilean GAAP.
(F) Adjustment for deferred tax related to changes made to achieve full IFRS compliance.

Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-223

Banco Santander-Chile and Affiliates
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025, and 2024, and as of December 31, 2024
NOTE 50 - SUBSEQUENT EVENTS
Bond Issuances
After September 30, 2025, the Bank has issued the following bonds in the local market:

Series	Currency	Rate	Issue date	Amount
T-23	UF	2.74%	10-02-2025	550,000
T-23	UF	2.72%	10-07-2025	150,000
T-23	UF	2.73%	10-09-2025	400,000
T-23	UF	2.73%	10-10-2025	100,000
T-23	UF	2.73%	10-13-2025	200,000
T-21	UF	2.68%	10-20-2025	530,000
T-23	UF	2.79%	10-21-2025	400,000
BA	UF	2.86%	10-23-2025	400,000
T-23	UF	2.79%	10-27-2025	300,000
AA-22	UF	3.02%	10-28-2025	1,000,000
BI		$5.25%	11-12-2025	40.000.000.000
BI		$5.24%	11-20-2025	2.500.000.000
Others
On November 21, 2025, an Extraordinary Shareholders' Meeting of Banco Santander Chile was scheduled for December 10, 2025, to vote on the sale of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L. On November 25, 2025, the Board of Directors agreed to postpone the Extraordinary Shareholders' Meeting of December 10, 2025. The new date will be announced in due course, taking into account the deadlines established in the current regulations. The new date is scheduled for January 27, 2026. Also on December 29, 2025 the Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. paid M$38.000 millions as dividends.

JONATHAN COVARRUBIAS H. Chief Accounting Officer	ANDRÉS TRAUTMANN BUC Chief Executive Officer
Interim Consolidated Financial Statements     September 2025 / Banco Santander-Chile F-224

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
	Name:	Cristian Florence
	Title:	General Counsel
Date: January 6, 2026